The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended. As submitted confidentially to the Securities and Exchange Commission on December 18, 2015 (Amendment No. 3).

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Five Point Holdings, LLC*

(Exact Name of Registrant as Specified in Governing Instruments)

25 Enterprise, Suite 400

Aliso Viejo, California 92656

Tel: (949) 349-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael A. Alvarado

Executive Vice President and Secretary

Five Point Holdings, LLC

25 Enterprise, Suite 400

Aliso Viejo, California 92656

Tel: (949) 349-1000

Fax: (949) 349-1075

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jonathan L. Friedman Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 Tel: (213) 687-5000 Fax: (213) 621-5600	Philippa M. Bond Frank J. Lopez Proskauer Rose LLP 2049 Century Park East, Suite 3200 Los Angeles, California 90067 Tel: (310) 557-2900 Fax: (310) 557-2193

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

*      The registrant is currently named Newhall Holding Company, LLC. Prior to the consummation of the offering described in this registration statement, the registrant will be renamed Five Point Holdings, LLC.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2015

PRELIMINARY PROSPECTUS

Shares

Five Point Holdings, LLC

Class A Common Shares

Representing Class A Limited Liability Company Interests

$             per share

This is the initial public offering of our Class A common shares, representing Class A limited liability company interests. No public market currently exists for our Class A common shares. We are offering              Class A common shares. We currently expect the initial public offering price to be between $             and $             per Class A common share.

We intend to apply to have our Class A common shares listed on the New York Stock Exchange, under the symbol “FPH.”

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

We have elected to be treated as a corporation for U.S. federal income tax purposes.

Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying our Class A common shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to              additional Class A common shares from us at the initial public offering price less the underwriting discounts and commissions for 30 days after the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about             , 2016 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Citigroup	J.P. Morgan

The date of this prospectus is             , 2016.

[MAP TO COME]

We are responsible for the information contained in this prospectus. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Industry and Market Data

We use market data and industry forecasts and projections in this prospectus, particularly in the sections entitled “Prospectus Summary” and “Business and Properties.” We have obtained substantially all of this information from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), an independent research provider and consulting firm focused on the housing industry. A complete copy of the market study prepared by JBREC is also attached to this prospectus as Appendix I. We have agreed to pay JBREC a fee of $75,000 for that market study, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with that market study. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. Any forecasts prepared by JBREC are based on data (including third-party data), models and experience of various professionals and various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Experts.” In addition, we have obtained certain market data and industry forecasts and projections from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Basis of Presentation and Definitions

Prior to the completion of this offering, we will effect the transactions (the “formation transactions”) described under “Structure and Formation of Our Company.” Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects the consummation of the formation transactions and references in this prospectus to “we,” “us” and “our company” refer to Five Point Holdings, LLC, a Delaware limited liability company, together with its consolidated subsidiaries, after giving effect to the formation transactions. References in this prospectus to our “communities” refer to the communities that we are developing, including Great Park Neighborhoods in Orange County, Newhall Ranch in Los Angeles County and The San Francisco Shipyard and Candlestick Point in the City of San Francisco. Such references do not include the Treasure Island community in the City of San Francisco, which we will manage for a fee, but in which we do not have any ownership interest. For additional information about the formation transactions, see “Structure and Formation of Our Company.”

In this prospectus:

•	the term “acquired entities” refers, collectively, to the Great Park Venture, the San Francisco Venture and the management company, all of which will be our subsidiaries following the consummation of the formation transactions;

•	the term “acres” refers to gross acres, which includes unsaleable land, such as land on which major roads will be constructed, public parks, water quality basins, school sites and open space;

•	the term “contributing investors” refers to investors that, in connection with the formation transactions, (1) contribute equity interests in the acquired entities or other assets to the operating company in exchange for Class A units of the operating company, (2) contribute assets to FP LP in exchange for Class B partnership interests in FP LP, (3) sell equity interests in the acquired entities or other assets to the operating company in exchange for cash consideration or (4) retain all or a portion of their equity interests in the acquired entities, subject to amended and restated organizational documents;

•	the term “FPL” refers to our subsidiary, Five Point Land, LLC (formerly known as Newhall Land Development, LLC), a Delaware limited liability company, which owns Newhall Land & Farming;

•	the term “FP LP” refers to Five Point Communities, LP, a Delaware limited partnership;

•	the term “FP Inc.” refers to Five Point Communities Management, Inc., a Delaware corporation, which owns a 0.5% interest in FP LP;

•	the term “fully diluted basis” assumes (1) the exchange of all outstanding Class A units of the Great Park Venture for Class A units of the operating company on a one-for-one basis, (2) the exchange of all outstanding Class A units of the operating company for our Class A common shares on a one-for-one basis and (3) the conversion of all of our outstanding Class B common shares into Class A common shares;

•	the term “Great Park Venture” refers to Heritage Fields LLC, a Delaware limited liability company, which is developing Great Park Neighborhoods;

•	the term “homes” includes single-family detached homes, single-family attached homes and apartments for rent;

•	the term “homesite” refers to a residential lot or a portion thereof on which a home will be built;

•	the term “Lennar” refers to Lennar Corporation and its subsidiaries;

•	the term “Lennar-CL Venture” refers to a joint venture between Lennar and an affiliate of Castlelake, L.P., which will acquire certain assets, and assume certain liabilities, from the San Francisco Venture prior to this offering;

•	the term “management company” refers, collectively, to FP LP and FP Inc., which have historically managed the development of Great Park Neighborhoods and Newhall Ranch;

ii

•	the term “net acres” refers to acres of saleable land, such as land on which structures, local roads, alleys, sidewalks and parkways may be constructed;

•	the term “Newhall Land & Farming” refers to The Newhall Land and Farming Company, a California limited partnership, which is developing Newhall Ranch;

•	the term “operating company” refers to our subsidiary, Five Point Operating Company, LLC (formerly known as Newhall Intermediary Holding Company, LLC), a Delaware limited liability company, which will own all of our assets and conduct all of our operations; and

•	the term “San Francisco Venture” refers to The Shipyard Communities, LLC, a Delaware limited liability company, which is developing The San Francisco Shipyard and Candlestick Point.

We make statements in this prospectus about being the largest owner and developer of mixed-use, master-planned communities in coastal California. These statements are based on statistics about the total number of residential homesites permitted to be built under existing entitled zoning in the following counties: San Diego, Orange, Los Angeles, Ventura, San Francisco, San Mateo, Santa Clara, Alameda, Contra Costa, Marin, Napa, Sonoma and Solano, which include the ten most populous counties in coastal California.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our Class A common shares. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and related notes appearing elsewhere in this prospectus, prior to making an investment decision.

Our Company

We are the largest owner and developer of mixed-use, master-planned communities in coastal California, based on the total number of residential homesites permitted to be built under existing entitled zoning. Our three existing communities have the general plan and zoning approvals necessary for the construction of thousands of homesites and millions of square feet of commercial space, and represent a significant portion of the real estate available for development in three of the most dynamic and supply constrained markets along the California coast—Orange County, Los Angeles County and San Francisco County. These markets exhibit strong long-term housing demand fundamentals, including population and employment growth, coupled with constrained supply of residential land as a result of entitlement challenges and land availability.

We are developing new, vibrant and sustainable communities that, in addition to homesites, include commercial, retail, educational and recreational elements, as well as civic areas, parks and open spaces. We are the initial developer of our three communities that will include approximately 40,000 residential homes and approximately 20 million square feet of commercial space over a period of more than 10 years. Our three mixed-use, master-planned communities are:

•	Great Park Neighborhoods: Great Park Neighborhoods consists of approximately 2,100 acres in Orange County, California, and is being built around the approximately 1,300 acre Orange County Great Park, a metropolitan public park that is under construction and, upon completion, will be nearly twice the size of New York’s Central Park. Great Park Neighborhoods is designed to include approximately 9,500 homesites and approximately 4.9 million square feet of commercial space. We sold the first homesites in April 2013 and, as of September 30, 2015, we had sold 1,976 homesites (including 221 affordable homesites) and commercial land allowing for development of up to 2 million square feet of commercial space for aggregate consideration of approximately $962.5 million.

•	Newhall Ranch: Newhall Ranch consists of approximately 15,000 acres in one of the last growth corridors of northern Los Angeles County. Newhall Ranch is designed to include approximately 21,500 homesites and approximately 11.5 million square feet of commercial space within this community. Newhall Ranch is directly adjacent to our completed, award-winning Valencia master-planned community, where today approximately 20,000 households reside and approximately 60,000 people work.

•	The San Francisco Shipyard and Candlestick Point: Located almost equidistant between downtown San Francisco and the San Francisco International Airport, The San Francisco Shipyard and Candlestick Point consists of approximately 800 acres of bay front property in the City of San Francisco. The San Francisco Shipyard and Candlestick Point is designed to include approximately 12,000 homesites and approximately 4.1 million square feet of commercial space, making this community the largest development of its type in the history of San Francisco. We commenced land development in 2013 and the first homes were sold in April 2015. In November 2014, we entered into a joint venture agreement with a subsidiary of The Macerich Company (“Macerich”) to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point.

The scale and positioning of our communities allow us to engage in long-term development, providing numerous opportunities for us to add value for the ultimate residential buyers and commercial owners. In addition, our development activities benefit from our strong relationships and extensive experience working with federal, state and local government agencies and other local constituents to create economically vibrant communities. Our communities promote quality living, with a focus on active lifestyles, diverse populations and an optimal mix of housing and commercial development and employment opportunities.

Our management team has an expansive planning and development skill set, including expertise in managing public-private partnerships and navigating the difficult and complicated entitlement process in California. Key members of our management team have worked together for 10 to 25 years and have overseen the development of our communities from inception. Prior to the formation of the management company in 2009, our management team was an integral part of the team responsible for developing and implementing land strategies on the west coast for Lennar, one of the nation’s largest homebuilders. The collective experience of our team is a key factor in our ability to design and successfully execute the development plans for our communities, and to make new opportunistic investments. Since 2009, our management team has obtained vested tentative tract maps for over 17,000 homesites in our communities. See “Business and Properties—Our Communities—Development Status” for more information regarding the status of our communities’ entitlements.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Attractive Locations in Desirable and Supply Constrained California Coastal Markets

Our three communities are located in Los Angeles County, Orange County and San Francisco County, each of which exhibits favorable economic, demographic and employment trends, which are expected to continue to drive future housing demand. All three markets have exhibited strong employment growth, driven in part by exposure to technology sector investment and the Asia-Pacific trade corridor, as evidenced by the 2014 ratio of number of jobs added to number of homebuilding permits issued. Employment growth-to-homebuilding permits issued ratios were 5.5, 3.9 and 10.3 for Los Angeles County, Orange County and San Francisco, Marin and San Mateo Counties (collectively, the “Bay Area Counties”), respectively, in 2014. According to JBREC, household growth is expected to remain a key demand driver through 2017 due to continued population and employment growth. Los Angeles County, Orange County and the Bay Area Counties are expected to experience average annual household growth within a range of 22,000 – 30,000 households, 9,000 – 12,000 households and 6,900 – 8,500 households, respectively, through 2017. All three markets are also seeing strong demand for commercial space, as evidenced by vacancy rates for office properties declining to 14.5%, 11.4% and 6.7% in Los Angeles County, Orange County and the Bay Area Counties, respectively, in the second quarter of 2015. These factors, among others, should continue to drive housing and commercial demand in the coastal California markets where our communities are located. Furthermore, the limited supply of land available for development in these markets, and the difficult, time consuming and expensive process to obtain new entitlements in California, act as high barriers to entry for competition.

Significant Scale with Favorable Zoning and Entitlements

We believe that our scale, as measured by entitled residential and commercial land, uniquely positions us within the real estate industry on the west coast. We own, or have the right to acquire, substantially all of the undeveloped land in all three of our communities, where we are entitled to build approximately 40,000 residential homes and 20 million square feet of commercial space, which makes us the largest owner and developer of mixed-use, master-planned communities in coastal California. Our existing general plan and zoning approvals give us varying degrees of flexibility in determining the types of homes and commercial buildings that will be constructed, as well as the location of such buildings in different development areas within our communities. As a result, we are able to modify our planning in response to changing economic conditions, consumer preferences and other factors.

Experienced and Proven Leadership

Our Chairman and Chief Executive Officer, Emile Haddad, has worked in the real estate development industry for over 30 years, including as the Chief Investment Officer of Lennar, one of the nation’s largest homebuilders, where he was responsible for land strategy, real estate investments and asset management on the west coast. He is regarded nationally as a leading land expert and a skillful negotiator of complex transactions with competing priorities. Along with Mr. Haddad, key members of our management team, including Erik Higgins, Michael White, Lynn Jochim, Greg McWilliams and Kofi Bonner, along with senior members of the project teams, have worked together for 10 to 25 years on several coastal California communities, including Stevenson Ranch (in Los Angeles County), Windemere (in Contra Costa County) and Coto de Caza (in Orange County), and the acquisition, entitlement, planning and development of all three of our communities. The collective experience of our team is wide-ranging and includes community development, urban and infill redevelopment and military base reuse, enabling us to manage complex entitlements and long-term development projects, and to make new opportunistic investments. We also have demonstrated an ability to successfully re-allocate our management resources as large-scale projects progress. For example, in 2005, our Executive Vice President, Mr. McWilliams, was relocated from San Francisco to lead Newhall Ranch and our Executive Vice President, Ms. Jochim, was promoted to lead the San Francisco East Bay, while our Executive Vice President, Mr. Bonner, was promoted to head The San Francisco Shipyard and Candlestick Point. In 2006, Ms. Jochim moved to Orange County to oversee Great Park Neighborhoods.

Expertise in Partnering with Governmental Entities

Our management team has worked with governmental entities on the development of mixed-use, master-planned communities for over 25 years. Our longstanding community relationships and experience help us understand public policy objectives, navigate the complex entitlement process and develop innovative plans that satisfy a wide range of stakeholder objectives. Our commitment to partnering with governmental entities is exemplified by our participation on various boards, committees and councils. For example, Mr. McWilliams serves as Chairman of the Global Land Use and Economic Counsel for Southern California Association of Governments, which has members from 191 cities and six counties, Mr. Bonner serves on the board of the Bay Area Council, which drives implementation of strategic policy solutions through political, business and civic leadership, and Ms. Jochim is on the board of the Orange County Business Council. Mr. Haddad has been a part of international delegations and has been a business delegate on the Governor of California’s gubernatorial trade mission to China. Our completed communities provide major public benefits and we are in the process of developing approximately 6,000 units of affordable housing and approximately 11,000 acres of open space, including habitats and wildlife corridors, within our three current communities. We will also continue making significant investments in the development of public infrastructure within our communities, including schools and parks.

Fully Funded Development Program

Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility (as defined below) and our 364-day credit facility (as defined below), we expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. Our communities are at different stages in the development cycle, requiring different levels of capital investment and providing different levels of operating cash flow. As a result, we expect the cash flows from our communities to provide a substantial portion of the capital needed to fund our expenditures. With limited availability of financing for land development, our strong financial position gives us an advantage over potential competitors.

Our Business

We are primarily engaged in the business of planning and developing our three mixed-use, master-planned communities, and our principal source of revenue is the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also retain a portion of the commercial and multi-family properties in our communities as income-producing assets.

Our planning and development process involves the following components:

Master Planning. We design all aspects of our communities, creating highly desirable places to live, work, shop and enjoy an active lifestyle. Our designs include a wide range of amenities, such as high quality schools, parks and recreational areas, entertainment venues and walking and biking trails. Each community is comprised of several villages or neighborhoods, each of which offers a range of housing types, sizes and prices. In addition to the master land planning we undertake for each community, we typically create the floorplans and elevations for each home, as well as the landscape design for each neighborhood, considering each neighborhood’s individual character within the context of the overall plan for the community. For the commercial aspects of our communities, we look for commercial enterprises that will best add value to the community by providing needed services, additional amenities or local jobs. In designing the overall program at each community, we consider the appropriate balance of housing and employment opportunities, access to transportation, resource conservation and enhanced public open spaces and wildlife habitats. We continually evaluate our plans for each community, and make adjustments that we deem appropriate based on changes in local economic factors and other market dynamics.

Entitlements. We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder. Although we have general plan and zoning approvals for our communities, individual development areas within our communities are at various stages of planning and development and have received different levels of discretionary entitlements and approvals. For additional information about the status of each development area within our communities, see “Business and Properties—Our Communities—Development Status.”

Horizontal Development (Infrastructure). We refer to the process of preparing the land for construction of homes or commercial buildings as “horizontal development.” This involves significant investments in a community’s infrastructure and common improvements, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare residential and commercial lots for vertical development.

Land Sales. After horizontal development for a given phase or parcel is completed, graded lots are typically sold to homebuilders, commercial builders or commercial buyers. We typically sell homesites to a diverse group of high-quality homebuilders in a competitive process, although in some cases we may negotiate directly with a single homebuilder. In addition to the base purchase price, our residential land sales typically involve participation provisions that allow us to share in the profits realized by the homebuilders. We sell commercial lots to developers through a competitive process or negotiate directly with the buyer. We also regularly assess our development plan and may retain a portion of the commercial and multi-family properties within our communities as income-producing assets.

Vertical Development (Construction). We refer to the process of building structures (buildings or houses) and preparing them for occupancy as “vertical development.” Single-family residences in our communities are built by third-party homebuilders. Commercial buildings in our communities are usually built by a third-party developer or the buyer. For commercial or multi-family properties that we retain, we may construct the building ourselves, or enter into a joint venture with an established developer to construct a particular property (such as a retail development).

Community Programming. Our community building efforts go beyond development and construction. We offer numerous community events, including music, food and art festivals, outdoor movies, educational programs, health and wellness programs, gardening lessons, cooking lessons, food truck events, bike tours and various holiday festivities. For example, at Great Park Neighborhoods, we held a pumpkin carving event that set an official Guinness World Record for the longest line of carved pumpkins. We plan and program all of our events with a goal of building a community that transcends the physical features of our development and connects neighbors through their interests. We believe community building efforts create loyal residents that can become repeat customers within our multi-generational communities.

Sequencing. In order to balance the timing of our revenues and expenditures, we typically sequence the development of individual neighborhoods or villages within our communities. As a result, many of the master planning, entitlement, development, sales and other activities described above may occur at the same time in different locations within a single community. Further, depending on the specific plans for each community, we may vary the timing of certain of these phases. Throughout this process, we continually analyze each community relative to its market to determine which portions to sell, which portions to build and then sell, and which portions to retain as part of our portfolio of commercial and multi-family properties.

Our Business Strategy

We are engaged in the business of planning and developing our three mixed-use, master-planned communities. In order to maximize the value of these communities, we intend to:

•	actively manage the entitlement, design and development of our communities;

•	maximize revenue from the sale or use of residential and commercial land; and

•	build our own portfolio of income-producing commercial and multi-family properties.

This business strategy includes the following elements:

Create Active and Connected Communities

We design all aspects of our communities with a view to creating highly desirable places to live, work, shop and enjoy an active lifestyle, and are thereby able to distinguish our communities. Our designs include a wide range of amenities that support activity and connectivity, such as high quality schools, parks and recreational areas, entertainment venues, abundant sidewalks and extensive walking and biking trails. We emphasize lively neighborhoods and the creation of quality public spaces that enhance a vibrant social life. For example, our recreation centers are part of central community hubs that have swimming pools, fitness facilities, indoor/outdoor kitchen and dining areas, sport courts, community rooms, community greenhouses and other community services.

Utilize Residential Product Segmentation to Optimize the Pace of Sales

We offer a range of housing types, sizes and prices in neighborhoods within our communities, which are intended to appeal to different segments of homebuyers across a wide range of life phases. We believe our segmentation approach optimizes the pace of homesite sales, which we refer to as “absorption,” and the pricing of homes within our communities because the different product types being sold at any one time are not directly competitive with each other. It also enhances the character of the neighborhoods within our communities, attracting residents of diverse ages and incomes. Within the scope of our existing entitlements, we have the ability to modify the types of homes offered within our communities, and intend to do so as we deem appropriate to optimize absorption rates and land values.

Adjust Neighborhood Composition to Respond to Changing Economic Circumstances

Our master planning is a dynamic process throughout the life cycle of each of our communities. We continually evaluate our plans for each community, and make adjustments based on local economic factors and other market dynamics in order to maximize the value of our underlying land. In addition to changing the types of housing offered, we may offer new amenities, modify the types of commercial development that we undertake or change the particular uses of land parcels within different development areas of a single community. We also manage the timing of our land sales based on market conditions in order to maximize the long-term value of our communities.

Develop an Income-Producing Portfolio

We regularly assess our development plan and may retain a portion of the commercial and multi-family properties in our communities as income-producing assets, rather than selling the land to builders, commercial buyers or homebuyers. The decision to retain any particular property as an income-producing asset (rather than sell it to a developer or commercial user) is a strategic decision that we will make based on a number of factors, including our views about the potential for property appreciation and the opportunity to add value to the community. For example, we may decide to retain a commercial property in order to attract a particular tenant or group of tenants to the community. In these situations, we may construct the property ourselves or enter into a joint venture with an established developer to construct the property.

Strike a Favorable Balance between Jobs and Housing

We plan our communities with the goal of achieving a desirable balance between jobs and housing. Each of our communities will include a mix of residential and commercial properties, which we expect will generate a significant number of jobs within our communities. We recently sold approximately 73 net acres in Great Park Neighborhoods to a subsidiary of Broadcom Corporation, which plans to build an approximately two million square foot campus that is anticipated to accommodate approximately 8,000 employees. At Candlestick Point, we have entered into a joint venture with Macerich to construct an approximately 550,000 square foot outdoor urban outlet mall. At Newhall Ranch, we expect to preserve the 3-to-1 jobs-to-housing ratio that we have at Valencia. The inclusion of office and retail properties enables us to achieve an appropriate balance between jobs and housing within our communities.

Develop Environmentally Conscious Communities

We are, and intend to continue to be, a leader in developing environmentally conscious communities. We are committed to minimizing the impact of our development activities on local infrastructure, resources and the environment. We promote walking and cycling within our communities with extensive paths and trails, and work with local governments to provide convenient access to public transportation. More than half of Newhall Ranch’s homesites will be within walking distance (one-quarter of a mile) of a commercial center. In many cases, we incorporate renewable or repurposed materials in our communities. At Newhall Ranch, we plan to build an advanced water recycling plant, which will help supply a significant amount of recycled water to our community. At The San Francisco Shipyard and Candlestick Point, our strategy includes measures to conserve energy and reduce the need for fossil fuels. At all of our communities, we endeavor to concentrate our development activities on limited portions of our land in order to maintain substantial portions of open space, which will preserve and protect natural habitat, soils, water and air.

Utilize Alternative Financing Strategies

Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility and our 364-day credit facility, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we intend to continue to utilize multiple public and private financing strategies, including secured mortgage financing for vertical construction projects, community facilities districts (“CFDs”), tax increment financing at The San Francisco Shipyard and Candlestick Point and state and federal grants, to reduce the privately funded portion of total development costs. CFDs are established when local government agencies impose a special property tax on real estate located within a specific district, sell bonds backed by future tax proceeds and use the net proceeds to pay for public improvements, including streets, water, sewage, drainage, electricity, schools, parks and fire and police protection. For tax increment financing, the amount of property tax that a specific district generates is set at a base amount and, as property values increase, property tax growth above that base amount, net of property taxes retained by municipal agencies, is used to fund redevelopment projects within the district.

Diligently Control Costs

We seek to develop our communities in a cost efficient manner. We have in-house engineers, contractors and geologists who are actively engaged in evaluating our grading and infrastructure plans to ensure that we minimize the time and costs associated with our development activities. Our experience, combined with the size of our communities, allows us to negotiate favorable terms with suppliers and contractors and keep tight controls over budgets. We typically select suppliers and contractors through a competitive bidding process in which we request proposals from suppliers and contractors that have demonstrated reliable service and quality.

Engage Local Interests

We carefully plan each of our communities to ensure that we are responsive to a variety of local interests. We have worked, and will continue to work, with all stakeholders, including local governments, environmental groups and community members, in the development of our communities. We believe it is important to engage local constituents who may be affected by our development activities in order to anticipate potential concerns and provide mutually beneficial solutions. For example, at Newhall Ranch, we have committed to donate approximately 10,000 acres of natural open space land to natural land management organizations and have also established approximately $12 million of endowment funding for native habitat enhancement and long-term conservation. At The San Francisco Shipyard and Candlestick Point, we have a robust community benefits plan designed to satisfy the social goals and objectives of the surrounding neighborhood and the City of San Francisco at large. At Great Park Neighborhoods, we are constructing a wildlife corridor, landscape areas and dozens of sports fields on 688 acres within the Orange County Great Park, which will be accessible to more than 10 million Southern California residents.

Selective Expansion

As strategic opportunities present themselves, including through our relationships with a wide range of governmental entities, we may leverage our unique experience to expand our business in a manner that is consistent with our financial objectives. From time to time, we may acquire additional landholdings and plan and develop new communities.

Our Communities

Great Park Neighborhoods

Great Park Neighborhoods is an approximately 2,100 acre mixed-use, master-planned community in Orange County that is designed to include approximately 9,500 homesites (including up to 1,056 affordable homesites), approximately 4.9 million square feet of commercial space, approximately 61 acres of parks and approximately 138 acres of trails and open space. Great Park Neighborhoods is adjacent to the Orange County Great Park, a metropolitan public park that will be nearly twice the size of New York’s Central Park upon completion.

Adjacent to the highly regarded master-planned Irvine Ranch communities, Great Park Neighborhoods is being developed on the former site of the El Toro Marine Corps Air Station (the “El Toro Base”), which was first commissioned by the U.S. Marine Corps in 1943 and operated until 1999, when it was decommissioned as an active base. In July 2005, the U.S. Navy auctioned the El Toro Base as four separate parcels of land and the Great Park Venture, under the direction of Mr. Haddad (then employed by Lennar), prevailed at the auction and purchased all four parcels. In connection with the acquisition, we also entered into a development agreement with the City of Irvine, which marked the end of fifty-six years of military history and the beginning of a unique partnership between us and the City of Irvine. In 2006, Ms. Jochim moved from San Francisco, where she was handling land operations for Lennar, to lead the redevelopment of the El Toro Base, reporting to Mr. Haddad.

In 2013, the City of Irvine allowed a modification of the project zoning to allow an increase in the total number of homesites within Great Park Neighborhoods to 9,500. At the same time the rezoning was approved, we entered into an agreement with the City of Irvine to construct 688 acres of the Orange County Great Park. This portion of the Orange County Great Park is expected to include an approximately 175 acre sports park planned for 18 to 21 soccer and multi-use fields, 25 tennis courts, four sports courts, 12 baseball/softball fields and five sand volleyball courts, a 40 acre bosque landscape area, a 36 acre canyon area, a 188 acre golf course, golf practice facility and clubhouse and a 178 acre wildlife corridor.

We sold the first homesites in April 2013 and, as of September 30, 2015, we had sold 1,976 homesites (including 221 affordable homesites) and commercial land allowing for development of up to 2 million square feet of commercial space for aggregate consideration of approximately $962.5 million. The net proceeds from sales of certain development areas within Great Park Neighborhoods will be paid to certain contributing investors. For additional information, see “—Structure and Formation of Our Company—Great Park Venture Legacy Properties.” In January 2015, Pavilion Park at Great Park Neighborhoods was named “Master Planned Community of the Year” in the United States by the National Association of Homebuilders. This award recognizes outstanding performance in residential real estate sales, marketing and design.

Newhall Ranch

Newhall Ranch is a mixed-use, master planned community in Los Angeles County that spans approximately 15,000 acres and is designed to include approximately 21,500 homes, approximately 11.5 million square feet of commercial space, approximately 60 miles of trails, approximately 275 acres of community parks and approximately 11,000 acres of protected open space.

Newhall Ranch is owned by our subsidiary, Newhall Land & Farming, which was originally formed by the family of Henry Mayo Newhall in 1883 to conduct agricultural operations on its landholdings. Newhall Land & Farming was a public company, with shares traded on the New York Stock Exchange (“NYSE”), from 1970 until 2004, when it was acquired by a joint venture between Lennar and LNR Property Corporation (“LNR”). Mr. Haddad (then employed by Lennar) led the acquisition in 2004 and Mr. McWilliams moved from San Francisco to run the joint venture, reporting to Mr. Haddad. Newhall Land & Farming has been operating in California for over 130 years and recently completed the development of Valencia, a mixed-use, master-planned community directly adjacent to Newhall Ranch, which it began developing in the 1960s. Valencia is one of the premier mixed-use, master-planned communities in the nation and the regional center for north Los Angeles County, with approximately 20,000 homes and approximately 25 million square feet of commercial and industrial space. As a result of a comprehensive master-plan, Valencia is a balanced, sustainable community with a healthy 3 to 1 jobs-to-housing ratio, top-rated primary and secondary schools, two higher education institutions, 15 parks, approximately 3,000 acres of open space, three golf courses, quality health care including a community hospital and trauma center, convenient public services and dynamic choices in shopping and entertainment. Valencia has received a number of prestigious awards including multiple “Top 10 Master Planned Communities in the Nation” (JBREC), multiple “Top 10 Safest City in the Nation” (FBI statistics) and a “Best Place to Live in California” (CNN Money Magazine), which are a testament to the vision and thoughtful planning that has been the inspiration for Valencia right from the start.

Newhall Ranch, our new mixed-use, master-planned community, is directly adjacent to Valencia and will provide homes, employment, schools, shopping, public services, cultural amenities and abundant recreation. Residents of Newhall Ranch will choose from a broad range of housing types, from apartments and live-work lofts offering the convenience and pulse of a thriving downtown environment to single-family attached and detached homes of all sizes.

Newhall Ranch will continue the tradition of excellence in community planning established by Valencia as it meets the needs of a growing population in Los Angeles County. With an ideal location near existing jobs and infrastructure, Newhall Ranch is expected to preserve the 3 to 1 jobs-to-housing ratio that exists in Valencia today. At Newhall Ranch, we plan to build five elementary schools, a junior high school, a senior high school, four fire stations, a sheriff’s station and a public library.

The San Francisco Shipyard and Candlestick Point

The San Francisco Shipyard and Candlestick Point, located on approximately 800 acres on San Francisco Bay, includes the largest number of homesites permitted to be built under existing entitled zoning in the City and County of San Francisco. This community is designed to include approximately 12,000 homesites, approximately 4.1 million square feet of commercial space, approximately 100,000 square feet of community space, artist studios, a performance venue and approximately 355 acres of parks and open space.

The San Francisco Shipyard and Candlestick Point consists of two distinct, but contiguous, parcels of real estate. The San Francisco Shipyard, the northern parcel, consists of approximately 495 acres on the former site of the Hunters Point Navy Shipyard, located along San Francisco’s southeast waterfront. The Hunters Point Navy Shipyard was operated by the U.S. Navy from the late 1930’s until 1974, when it was placed in industrial reserve. Candlestick Point, the southern parcel, is located directly south of The San Francisco Shipyard and consists of approximately 280 acres on San Francisco’s waterfront. This nationally recognized site was the location of Candlestick Park stadium, former home of the San Francisco 49ers and the San Francisco Giants.

In 1999, the San Francisco Venture, led by Mr. Haddad and Mr. McWilliams (both of whom were then employed by Lennar), was selected by the City and County of San Francisco to enter into an exclusive negotiation agreement with the City and County of San Francisco for The San Francisco Shipyard. These negotiations led to execution of an initial disposition and development agreement for portions of The San Francisco Shipyard in 2003, and a second disposition and development agreement covering Candlestick Point and the remaining development areas within The San Francisco Shipyard in 2010. Pursuant to the disposition and development agreements relating to The San Francisco Shipyard, the U.S. Navy has an obligation to complete its finding of suitability to transfer process prior to conveying parcels within The San Francisco Shipyard to us. The finding of suitability to transfer process replaces many local approval requirements. For additional information about the finding of suitability to transfer process, see “Business and Properties—Regulation—FOST Process.” The initial land transfer of approximately 75 acres within The San Francisco Shipyard took place in 2005. With respect to Candlestick Point, we took title to approximately 70 acres in December 2014. The balance of both properties is expected to be conveyed to us in accordance with the disposition and development agreement over the next several years, although it is possible that delays relating to environmental investigation and remediation could slow the transfers. In 2005, Mr. Bonner joined the team to oversee The San Francisco Shipyard and Candlestick Point, reporting to Mr. Haddad.

Our plan for The San Francisco Shipyard and Candlestick Point includes approximately 12,000 residential homesites divided among ten separate development areas. While all homes in this community are expected to be attached homes, we believe our plan offers a diverse mix of residential product offerings, with price points that will appeal to a wide range of prospective residents and homebuyers. We also plan for The San Francisco Shipyard and Candlestick Point to have approximately 355 acres of new public parks, sports fields and other green space. These areas will cover nearly half the site’s acreage and represent San Francisco’s largest park development since Golden Gate Park. One of the highlights is the San Francisco Bay Trail/Blue Greenway, which will provide a continuous recreational multi-use trail along the community’s waterfront, filling a gap in the regional network planned to eventually encircle the entire San Francisco Bay.

In November 2014, we entered into a joint venture agreement with Macerich, one of the largest retail developers in the country, to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point. This shopping district will be one of the most significant retail developments in San Francisco in recent years and will anchor the Candlestick Point community. This unique urban outlet concept is anticipated to include a large collection of diverse retail tenants catering to residents in the region as well as tourists.

Construction of the urban retail outlet shopping district at Candlestick Point commenced in 2015 with the demolition of the stadium and other infrastructure work. Vertical construction is expected to commence in 2016 and the retail district is expected to open to customers in 2018. In 2011, the Brookings Institution named The San Francisco Shipyard and Candlestick Point project as one of three transformative investments in the United States. Also, in 2011, the project was awarded the Gold Nugget award at the Pacific Coast Builders Conference for the best “on the boards” site plan, an award honoring site design.

The San Francisco Venture built the initial homes at The San Francisco Shipyard and Candlestick Point. As of September 30, 2015, the San Francisco Venture had sold 29 homes (including 3 affordable homes) and entered into contracts to sell 119 additional homes (including 6 affordable homes) for total aggregate consideration of approximately $76.1 million. Prior to this offering, the San Francisco Venture will transfer to the Lennar-CL Venture approximately 75.5 acres of land where homes are currently being built, as well as all responsibility for current and future residential construction on this land. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.” We will not be entitled to any of the proceeds from future sales of homes on this land, and we currently do not expect to engage in future home construction in this community.

Industry Overview

California Housing Market

The California economy is highly diverse and driven by a variety of industries, including agriculture, tourism, military operations, trade, technology and real estate. The California residential housing markets are significantly more supply constrained than those in many other regions in the country. Many residents prefer to live near the 800+ miles of coastline in the state, keeping real estate prices amongst the highest in the nation. The relatively close proximity to Asia also contributes to increased housing demand in coastal cities. Many of the leading software and internet companies, and the venture capital firms that fund them, are concentrated in the Silicon Valley area. This technology corridor, which includes the headquarters of Google Inc., Apple Inc., and Facebook, Inc., runs from San Francisco in the north to San Jose in the south and includes several cities with the highest per capita GDP in the world (according to The Brookings Institute). Southern California also has a growing technology industry in both Los Angeles County and Orange County. Technology jobs typically pay above the average income, and, when mixed with supply constrained markets, are putting upward pressure on home prices.

In 2014, the employment growth-to-building permit ratios far exceeded the jobs-to-household ratios, supporting strong home price appreciation through demand that exceeds supply. In coastal California, home prices have appreciated faster than the national average, primarily due to homebuilders’ inability to supply enough new homes to meet demand, land shortages and lengthy entitlement times. Resale supply within Los Angeles County, Orange County and the Bay Area Counties remains well below the national average of 5.2 months.

While California experienced a significant economic downturn during the recession, the state has recovered appreciably. Unemployment continues to decrease in California. According to the Bureau of Labor Statistics, as of March 2015, the California unemployment rate was 6.5%, significantly lower than the peak of 12.5% reached in 2010. According to the National Association of Home Builders, as of March 2015, year to date total building permits in California had increased 37.1% over the prior year, compared to the national average of 8.9%.

Orange County Housing Market

Housing demand in Orange County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 4.5 over the twelve months ended August 2015 (well above the typical balanced market ratio of 1.2). As of August 2015, the median single-family detached existing home price had reached $680,000, an increase of 6.3% over the prior year, and the median new home price was $821,300, a decrease of 0.1% from the prior year. After two years of significant increases in new home sales in 2013 and 2014, new home sales decreased to 3,593 during the twelve months ended August 2015, down 17.1% from the prior year, but still up 86.6% over 2012. As of August 2015, only 10,997 homes were listed on the market, which equates to only 4.1 months of supply (well below the typical equilibrium of 6.0 months). In the second quarter of 2015, commercial office space vacancy decreased to 11.4%, from 20.4% in 2010, and commercial asking rents per square foot increased to $20.39, from a low of $14.84 in 2012.

Los Angeles County Housing Market

Housing demand in Los Angeles County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of over 3.0 in the twelve months ended August 2015 (well above the typical balance market ratio of 1.2). As of August 2015, the median single-family detached existing home price had reached $525,000, an increase of 7.8% over the prior year, and the median new home price had reached $599,000, an increase of 12.2% over the prior year and above the prior peak reached in 2007. Resale home values grew 6.3% in the twelve months ended December 2014. As of August 2015, only 21,528 homes were listed on the market in Los Angeles County, which equates to only 3.4 months of supply (well below the typical equilibrium of 6.0 months). During 2014, commercial office space vacancy rates dropped below 16% for the first time since 2009, reaching 15.7%, and declined even further through the second quarter of 2015, to 14.5%. Commercial asking rents per square foot were up 5.1% in 2014 from the 2011 low.

Bay Area Counties Housing Market

Housing demand in the Bay Area Counties currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 9.0 for the twelve months ended August 2015 (well above the typical balanced market ratio of 1.2). As of August 2015, the median existing home price reached an all-time high of $1,082,300, and the median new home price was $1,188,800, reflecting an 11.2% decrease from the prior year. New home prices in this environment of compressed new home sales volume can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of housing market trends in the metropolitan area. As of August 2015, only 3,372 homes were listed on the market, which equates to only 2.7 months of supply (well below the typical equilibrium of 6.0 months). In the second quarter of 2015, commercial office space vacancy decreased to 6.7%, from 14.3% in 2010, and commercial asking rents per square foot increased to $40.54, from $23.17 in 2009.

Structure and Formation of Our Company

Background

Key members of our management team have led the acquisition, entitlement, planning and development of all three of our communities since inception. Our management team also has long-standing relationships with our principal equityholders, including Lennar, which owned noncontrolling equity interests in us, the Great Park Venture, the San Francisco Venture and the management company prior to consummation of the formation transactions.

Our management team was an integral part of the team in charge of developing and implementing land strategies on the west coast for Lennar until 2009, when the management company was formed as a joint venture between Mr. Haddad and Lennar to manage the properties owned by Newhall Land & Farming. In connection with the formation transactions, we will acquire the management company and our team will manage Great Park Neighborhoods, Newhall Ranch and The San Francisco Shipyard and Candlestick Point.

U.S. Federal Income Tax Status as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our shares receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares will be treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, and will be reported on Form 1099, to the extent applicable.

Our Company

Upon completion of the formation transactions and this offering, we will own, or have the right to acquire, substantially all of the undeveloped land in Great Park Neighborhoods, Newhall Ranch and The San Francisco Shipyard and Candlestick Point. We will be the sole operating managing member of the operating company and we will own approximately     % of the operating company (approximately     % on a fully diluted basis). We intend to conduct all of our businesses in or through the operating company, which will directly or indirectly own equity interests in, and control the management of, the Great Park Venture, the San Francisco Venture, Newhall Land & Farming and the management company.

The diagram below depicts our expected organizational structure upon completion of the formation transactions and this offering, assuming no exercise by the underwriters of their over-allotment option:

Investors in this offering
Other Investors (1)
Class A Common Shares
Class A Common Shares and Class B Common Shares
Class A Units
Five Point Holdings, LLC (2)
Class A Units and Class B Units
Class B Partnership Interests (3)
Operating Company
Class A Units, Class C Units and Class D Units (4)
Class A Partnership Interests (3)
100%
FP LP
%
San Francisco Venture
%
Class B Units (4)
FPL
Great Park Venture

(1)	Lennar will own % of our Class A common shares, % of our Class B common shares, % of the Class A units of the operating company, % of the Class B partnership interests in FP LP, % of the Class A units of the Great Park Venture and % of the Class D units of the Great Park Venture. Mr. Haddad will own % of our Class B common shares, % of the Class A units of the operating company, % of the Class B partnership interests in FP LP, % of the Class A units of the Great Park Venture and % of the Class D units of the Great Park Venture. In addition, Mr. Haddad will own restricted share units, which will be fully vested and settle in our Class A common shares on a quarterly basis over four years.
(2)	Five Point Holdings, LLC will own Class A units and Class B units of the operating company, which will entitle it to receive approximately % of any distributions made by the operating company.
(3)	As discussed under “—Great Park Venture Legacy Properties” below, the operating company, as the holder of all outstanding Class A partnership interests in FP LP, will be entitled to receive all distributions paid by FP LP, except that holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.
(4)	As discussed under “—Great Park Venture Legacy Properties” below, holders of Class D units of the Great Park Venture will be entitled to receive special priority distributions. All other cash generated by the Great Park Venture will be distributed to the holders of Class A units and Class B units, and to the holders of Class C units, in proportion to the ratio of the number of outstanding Class A and Class B Units to the number of outstanding Class C units. Cash will be distributed to holders of Class A and Class B units as follows: (A) first, to the holders of Class A units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; (B) second, to the holders of Class B units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; and (C) third, 1% to the holders of Class A units (subject to proportionate reduction as and to the extent that Class A units are exchanged for Class A units of the operating company), and the remainder (initially 99%) to the holders of Class B units. The Class A units of the Great Park Venture are intended to be substantially economically equivalent to the Class A units of the operating company. For additional information about the Class A, Class B, Class C and Class D units of the Great Park Venture, see “Description of the Operating Agreement of the Great Park Venture.”

Contribution and Sale Agreement

The equity interests and other assets that we will acquire in the formation transactions are currently owned by the contributing investors. The contributing investors have entered into a contribution and sale agreement pursuant to which (1) certain contributing investors will contribute equity interests in the acquired entities and other assets to the operating company in exchange for Class A units of the operating company, (2) a contributing investor will contribute assets to FP LP in exchange for Class B partnership interests in FP LP, (3) certain contributing investors will sell equity interests in the Great Park Venture and other assets for cash and (4) certain contributing investors will retain all or a portion of their equity interests in the acquired entities, subject to amended and restated organizational documents. The operating company will use the net proceeds of this offering, and a portion of the borrowings under our 364-day credit facility, to pay the cash consideration for equity interests in the Great Park Venture.

Our Class B Common Shares

As part of the formation transactions, we will sell              Class B common shares to certain contributing investors and existing unitholders of our operating company who qualify as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) for aggregate consideration of approximately $500,000, or $             per Class B common share. Holders of our Class B common shares will be entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, which will give them the same voting power that they would have if they held a number of Class A common shares equal to the number of Class A units of the operating company or Class A units of the Great Park Venture that they hold. Holders of our Class B common shares will be entitled to receive distributions of the same type and at the same time as any distributions payable on our outstanding Class A common shares. The distribution ratio between our Class B common shares and our Class A common shares will be determined based on the ratio of the sale price of $             per Class B common share to the initial public offering price for our Class A common shares in this offering. Assuming our Class A common shares are sold at $             per share, which is the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus, holders of Class B common shares will be entitled to receive distributions in an amount per Class B common share equal to the amount of distributions paid on              Class A common shares.

Exchange / Redemption Rights

After a 12 month holding period, holders of Class A units of the operating company will be able to exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange. Holders of Class A units of the Great Park Venture have similar exchange rights (with no requisite holding period) but, subject to limited exceptions, would receive Class A units of the operating company. The 12 month holding period for any Class A units of the operating company issued in exchange for Class A units of the Great Park Venture will be calculated by including the period that such Class A units of the Great Park Venture were owned.

Great Park Venture Legacy Properties

The owners of the Great Park Venture immediately prior to the formation transactions will hold Class D units of the Great Park Venture, which will entitle them to receive (1) the net proceeds from sales of Great Park Neighborhoods development areas known as Development Areas 1 North and 7 (together, the “Legacy Properties”), whether they occur before or after this offering, and (2) 10% of any distributions made by the property-owning subsidiary of the Great Park Venture (“GPV Subsidiary”), excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million. The Legacy Properties constitute approximately 363 acres and include 1,567 homesites. The operating company will not be entitled to any distributions of net proceeds from sales of such homesites. For information about the development areas as to which the sales proceeds are payable to holders of Class D units of the Great Park Venture, see “Business and Properties—Our Communities—Great Park Venture.”

In addition, holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties. For additional information about the amended and restated development management agreement, see “Business and Properties—Development Management Services.”

San Francisco Venture Transactions

Prior to the completion of this offering, the San Francisco Venture will transfer approximately 75.5 acres of land within The San Francisco Shipyard and Candlestick Point to the Lennar-CL Venture, as well as all responsibility for current and future residential construction on this land. We have also agreed to transfer the parcel for the parking structure at Candlestick Point to the Lennar-CL Venture once a final subdivision map for such parcel is recorded. As part of the transaction, the Lennar-CL Venture will assume all of the current debt of the San Francisco Venture, and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $         million) equal to $10 million, plus the amount debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt). In addition, the Lennar-CL Venture will assume the obligations of the San Francisco Venture to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point. We will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point. The Lennar-CL Venture will indemnify us for liabilities relating to the transferred assets, including all warranty, construction defect and marketing liabilities related to the homes built by the San Francisco Venture prior to this offering. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.”

Credit Facilities

Concurrently with this offering, we anticipate that we will enter into credit agreements providing for (1) a three-year revolving credit facility in an aggregate amount of $150 million (our “three-year credit facility”) and (2) a 364-day short-term facility in an aggregate amount of $250 million (our “364-day credit facility” and, together with our three-year credit facility, our “credit facilities”). We expect that we will use borrowings under our credit facilities for general corporate purposes, including funding a portion of our construction and development activities. We also expect to use the borrowings under our 364-day credit facility to pay a portion of the cash consideration due in the formation transactions. We expect to refinance our 364-day credit facility with long-term debt following the completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Certain Debt—Credit Facilities.”

For more information about the formation transactions, see “Structure and Formation of Our Company.”

Principal Equity Holders

Pro Forma Equity Ownership

The following table sets forth information regarding the beneficial ownership of our Class A common shares on a fully diluted basis immediately following completion of this offering. The percentage of beneficial ownership after this offering set forth below is based on              Class A common shares to be issued and outstanding on a fully diluted basis immediately after this offering, which assumes no exercise by the underwriters of their over-allotment option.

Equity Holder	% of all Class A Common Shares
Emile Haddad		%
Lennar (1)		%
Anchorage Capital Master Offshore, Ltd.		%
Castlelake, L.P. (2)		%
Investors in this offering		%
Other investors		%

Total	100%

(1)	Equity interests held by Lennar and its wholly owned subsidiaries.
(2)	Equity interests held by Castlelake, L.P. (“Castlelake”) and its affiliates.

Please see “Principal Shareholders,” “Use of Proceeds,” “Description of Shares” and “Description of the Operating Agreement of the Operating Company” for more information.

Relationship with Lennar

We have a long-standing relationship with Lennar. Prior to consummation of the formation transactions, Lennar owned noncontrolling equity interests in us, the Great Park Venture, the San Francisco Venture and the management company. Key members of our management team have previously worked for Lennar and Lennar has also managed the San Francisco Venture.

Immediately following consummation of the formation transactions and this offering, Lennar will be our largest investor with approximately         % of our outstanding Class A common shares on a fully diluted basis. See “—Principal Equity Holders.” In addition, one of our directors and two of our director nominees are executive officers of Lennar, and we sometimes sell land to Lennar.

For additional information about transactions with Lennar, see “Certain Relationships and Related Transactions—Other Transactions with Lennar” and “Risk Factors.”

Benefits to Related Parties

In connection with this offering and the formation transactions, certain of our executive officers, directors, director nominees, the contributing investors and our existing shareholders will receive material financial and other benefits, including those set forth below.

•	Mr. Haddad, our Chairman and Chief Executive Officer, will own restricted share units, which will be fully vested and settle in our Class A common shares on a quarterly basis over four years, Class B common shares, Class A units of the operating company, Class A units of the Great Park Venture, Class D units of the Great Park Venture and Class B partnership interests in FP LP.

•	Lennar will own Class A common shares, Class B common shares, Class A units of the operating company, Class A units of the Great Park Venture, Class D units of the Great Park Venture and Class B partnership interests in FP LP.

•	Affiliates of Castlelake will own Class A common shares, Class B common shares, Class A units of the operating company, Class A units of the Great Park Venture, Class D units of the Great Park Venture and Class B partnership interests in FP LP.

•	We will enter into indemnification agreements with each of our executive officers, directors and director nominees in which we will agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities, and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding, if they are made or threatened to be made a party to a proceeding by reason of their service to us, unless a court of competent jurisdiction determines that the director or officer acted in bad faith or engaged in fraud or willful misconduct.

•	We will pay $12 million, and award restricted share units, to current and former officers, directors, employees and consultants. The restricted share units will be fully vested and settle in our Class A common shares on a quarterly basis over four years.

•	We will enter into a tax receivable agreement with certain contributing investors, including Lennar, affiliates of Castlelake and Mr. Haddad, pursuant to which we will be obligated to make payments for certain expected tax benefits as we realize them. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

•	We will enter into a registration rights agreement with certain contributing investors, including Lennar, affiliates of Castlelake and Mr. Haddad, and certain of our existing shareholders. See “Shares Eligible for Future Sale—Registration Rights.”

•	We will enter into a transition services agreement with Lennar pursuant to which Lennar will agree to provide us certain administrative and support services and a license to utilize the office space currently occupied by the management company. See “Certain Relationships and Related Transactions—Transition Services Agreement.”

•	Lennar and an affiliate of Castlelake will own the Lennar-CL Venture, which will own 75.5 acres of land within The San Francisco Shipyard and Candlestick Point and will be entitled to receive the parking structure at Candlestick Point once a final subdivision map for such parcel is recorded. The Lennar-CL Venture will also assume all of the current debt of the San Francisco Venture and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $ million) equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt).

•	We will enter into agreements with the Lennar-CL Venture, pursuant to which (1) the Lennar-CL Venture will acquire parcels within The San Francisco Shipyard and Candlestick Point that are entitled for approximately 340 for-sale homesites and approximately 262 multi-family homesites, (2) the Lennar-CL Venture will assume the obligation to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point and we will agree to fund certain related design and construction costs and (3) we will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.”

•	We will enter into an agreement pursuant to which we will provide development management services for the Treasure Island community, which is owned by a joint venture in which Lennar owns a 50% interest. See “Business and Properties—Development Management Services—Treasure Island.”

For additional information about benefits to related parties, see “Certain Relationships and Related Transactions.”

Corporate Information

                We were formed as a Delaware limited liability company on July 21, 2009 under the name Newhall Holding Company, LLC and we will be renamed Five Point Holdings, LLC immediately prior to the consummation of this offering. Our principal executive offices are located at 25 Enterprise, Suite 400, Aliso Viejo, California 92656, and our telephone number is (949) 349-1000. We also maintain an internet site at                                     . Our website and the information contained therein or connected thereto is not incorporated, or deemed to be incorporated, into this prospectus or the registration statement of which it forms a part.

Summary Risk Factors

An investment in our Class A common shares involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common shares include, among other things, the following:

•	Our performance is subject to risks associated with the real estate industry.

•	There are significant risks associated with our development and construction projects that may prevent completion on budget and on schedule.

•	Zoning and land use laws and regulations may increase our expenses, limit the number of homes or commercial square footage that can be built or delay completion of our projects and adversely affect our financial condition and results of operations.

•	We incur significant costs, and may be subject to delays, in obtaining entitlements, permits and approvals before we can begin development or construction of our projects and begin to recover our costs.

•	We will have to make significant investments at our properties before we realize significant revenues.

•	Our projects are subject to environmental planning and protection laws and regulations that require us to obtain permits and approvals that may be delayed, withheld or challenged by third parties in legal proceedings.

•	As an owner and operator of real property, we could incur liability for environmental contamination issues.

•	Our three projects are all located in California, which makes us susceptible to risks in that state.

•	We may from time to time be subject to litigation, which could have a material adverse effect on our financial condition and results of operations.

•	Inflation may adversely affect us by increasing costs that we may not be able to recover.

•	Our property taxes could increase due to rate increases or reassessments, which may adversely impact our financial condition and results of operations.

•	We depend on key personnel.

•	As a holding company, we are entirely dependent upon the operations of the operating company and its ability to make distributions to provide cash flow to us or to pay taxes and other expenses.

•	Some of our directors and director nominees are involved in other businesses including real estate activities and public or private investments and, therefore, may have competing or conflicting interests with us.

•	We may assume unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our financial condition and results of operations.

•	We will be required to pay certain investors for certain expected tax benefits.

•	Our ability to utilize our net operating loss carryforwards and other tax attributes may be limited if we undergo an “ownership change.”

•	The obligations associated with being a public company will require significant resources and management attention.

•	There is currently no public market for our Class A common shares, an active trading market for our Class A common shares may never develop following this offering and the price of our Class A common shares may be volatile and could decline substantially following this offering.

•	If you purchase our Class A common shares in this offering, you will experience immediate dilution.

•	We do not intend to pay distributions on our Class A common shares for the foreseeable future.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in our Class A common shares.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•	reduced disclosure about the emerging growth company’s executive compensation arrangements.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have not elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

We will remain an emerging growth company until the earliest of:

•	the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion;

•	the end of the fiscal year following the fifth anniversary of the date of the first sale of our common shares, pursuant to an effective registration statement filed under the Securities Act;

•	the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period; and

•	the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) or any successor statute, which requires, among other things, that the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to selected financial data and executive compensation disclosure requirements. As a result, the information that we provide shareholders in our filings with the Securities and Exchange Commission (the “SEC”) may be different than what is available with respect to many other public companies. If some investors find our Class A common shares less attractive as a result of our reliance on these exemptions, there may be a less active trading market for our Class A common shares and our share price may be adversely affected. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

This Offering

Class A common shares offered by us	shares ( shares if the underwriters exercise their over-allotment option in full)

Class A common shares to be outstanding immediately after completion of this offering and the formation transactions

Class A common shares to be outstanding immediately after completion of this offering and the formation transactions, on a fully diluted basis shares ( shares if the underwriters exercise their over-allotment option in full) shares ( shares if the underwriters exercise their over-allotment option in full)

Class B common shares to be outstanding immediately after completion of this offering and the formation transactions	shares

Use of proceeds

We estimate that the net proceeds of this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full.

We will contribute the net proceeds from this offering to the operating company in exchange for Class A units of the operating company. We expect the operating company to use all of the net proceeds received from us, and a portion of the borrowings under our 364-day credit facility, to pay the cash consideration due in the formation transactions, which we estimate will be approximately $             million, based on an offering price of $             per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus).

See “Use of Proceeds.”

Risk factors	Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A common shares.

Proposed New York Stock Exchange symbol	“FPH”

The number of Class A common shares outstanding after this offering and the other information based thereon in this prospectus, except where otherwise disclosed, excludes:

•	Class A common shares issuable upon the exercise in full of the underwriters’ over-allotment option;

•	Class A common shares available for future issuance under our Incentive Award Plan (as defined below); and

•	Class A common shares issuable in exchange for Class A units of the operating company and upon conversion of Class B common shares into Class A common shares, each as described under “Description of Shares.”

Summary Historical and Pro Forma Condensed Consolidated Financial Information

The following table sets forth our summary historical consolidated financial information and our summary condensed consolidated pro forma financial information as of the dates and for the periods presented.

The summary historical financial information as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial information as of September 30, 2015 and for the nine month periods ended September 30, 2015 and 2014 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations.

Our summary unaudited pro forma condensed consolidated financial information is presented as if the formation transactions and this offering (including the application of the net proceeds therefrom) had occurred on September 30, 2015 for purposes of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2014 for purposes of the unaudited pro forma condensed consolidated statements of operations, and gives effect to the adjustments described in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Our summary historical consolidated financial information and our summary condensed consolidated pro forma financial information are not indicative of our expected future results of operations or financial position following the formation transactions and this offering. Our summary condensed consolidated pro forma financial information does not purport to represent our results of operations or financial position that would actually have occurred as of the date and for the period indicated.

You should read our summary historical consolidated financial information and our summary condensed consolidated pro forma financial information in conjunction with the information contained in “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Structure and Formation of Our Company” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	For the nine month period ended September 30,			For the year ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2015	2015	2014	2014	2014	2013
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Land sales		$21,051	$46,747		$64,671	$77,561
Operating properties		8,659	8,992		13,682	11,950
Other		—	—		—	—

Total revenues		29,710	55,739		78,353	89,511

Costs and Expenses:
Land sales		947	4,075		7,529	9,143
Operating properties		7,636	6,971		9,470	9,513
Selling, general and administrative		15,927	15,167		21,827	22,577
Management fees		3,822	3,588		4,858	5,848

Total costs and expenses		28,332	29,801		43,684	47,081

Income from continuing operations before income tax provision		1,378	25,938		34,669	42,430
Income tax provision		416	6,863		9,173	—

Net income from continuing operations		962	19,075		25,496	42,430
Discontinued operations—gain on disposal of Valencia Water Company		—	—		—	603

Net income		962	19,075		25,496	43,033
Net income attributable to noncontrolling interests		350	6,735		9,000	9,820

Net income attributable to the company		$612	$12,340		$16,496	$33,213

Per Share Data:
Pro forma earnings per share—basic and diluted
Pro forma weighted average common shares outstanding
Basic
Diluted
Other Data:
Cash flows provided by (used in):
Operating activities		$(15,403)	$(14,704)		$(24,751)	$54,925
Investing activities		6,045	12,833		12,692	(32,602)
Financing activities		(4,749)	—		(2,500)	2,086
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents		$138,114			$152,221	166,780
Investments		25,000			30,575	42,110
Inventories		247,317			219,934	195,552
Total assets		462,598			474,175	471,258
Total liabilities		109,257			121,844	142,951
Total noncontrolling interests		89,044			88,887	80,453
Total capital		353,341			352,331	328,307

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such an event, the trading price of our Class A common shares could decline and you could lose part or all of your investment.

Risks Related to Real Estate

Our performance is subject to risks associated with the real estate industry.

Our economic performance is subject to various risks and fluctuations in value and demand, many of which are beyond our control. Certain factors that affect real estate generally and our properties specifically may adversely affect our revenue from land sales or leasing of retail or other commercial space. The following factors, among others, may adversely affect the real estate industry, including our properties, and could therefore adversely impact our financial condition and results of operations:

•	downturns in economic conditions or demographic changes at the national, regional or local levels, particularly in the areas where our properties are located;

•	significant job losses and unemployment levels, which may decrease demand for our properties;

•	competition from other residential communities, retail properties, office properties or other commercial space;

•	inflation or increases in interest rates;

•	limitations on the availability, or increases in the cost, of financing for homebuilders, commercial builders or commercial buyers or mortgage financing for homebuyers;

•	limitations, reductions or eliminations of tax benefits for homeowners;

•	reductions in the level of demand for homes or retail or other commercial space in the areas where our properties are located;

•	fluctuations in energy costs;

•	decreases in underlying value of properties in the areas where our properties are located;

•	increases in the supply of residential properties or retail or other commercial properties in the areas where our properties are located;

•	declines in consumer confidence and spending; and

•	public perception that any of the above events may occur.

There are significant risks associated with our development and construction projects that may prevent completion on budget and on schedule.

At our projects, we are engaged in extensive construction activity to develop each community’s infrastructure, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare each residential and commercial lot for construction. In addition, although we primarily rely on homebuilders to purchase homesites at our communities and construct homes, we are currently constructing, and may in the future construct, a portion of the homes ourselves. For commercial or multi-family properties that we retain in the future, we may also construct the buildings ourselves. Our development and construction activities entail risks that could adversely impact our financial condition and results of operations, including:

•	construction costs, which may exceed our original estimates due to increases in materials, labor or other costs, which could make the project less profitable;

•	permitting or construction delays, which may result in increased debt service expense and increased project costs, as well as deferred revenue;

•	unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;

•	federal, state and local grants to complete certain highways, interchange, bridge projects or other public improvements may not be available, which could increase costs and make the project less profitable;

•	claims for warranty, product liability and construction defects after a property has been built;

•	claims for injuries that occur in the course of construction activities;

•	poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we rely;

•	health and safety incidents and site accidents;

•	unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;

•	labor stoppages, slowdowns or interruptions;

•	compliance with environmental planning and protection regulations and related legal proceedings;

•	liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings;

•	delay or inability to acquire property, rights of way or easements that may result in delays or increased costs; and

•	weather-related and geological interference, including landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.

In addition, at The San Francisco Shipyard, certain parcels of land will not be conveyed to us until the U.S. Navy satisfactorily completes its finding of suitability to transfer process. In the event that the U.S. Navy takes longer than expected to complete its finding of suitability to transfer process, we may be forced to delay development of portions of The San Francisco Shipyard until such parcels are conveyed.

At Newhall Ranch, we are party to royalty-based lease agreements with oil and gas operators. Pursuant to the terms of these leases, the oil and gas operators are required to remediate certain environmental impacts caused by their operations following expiration of such leases. In the event that they take longer than expected to complete such remediation or default in their obligation, such that we are required to complete such remediation, we may be forced to delay development of Newhall Ranch until such remediation is complete or incur additional costs that are currently obligations of the oil and gas operators.

We cannot assure you that projects will be completed on schedule or that construction costs will not exceed budgeted amounts. Failure to complete development or construction activities on budget or on schedule may adversely affect our financial condition and results of operations.

Zoning and land use laws and regulations may increase our expenses, limit the number of homes or commercial square footage that can be built or delay completion of our projects and adversely affect our financial condition and results of operations.

Although we have agreements with the City of Irvine for Great Park Neighborhoods and the City and County of San Francisco for The San Francisco Shipyard and Candlestick Point that protect our existing entitlements, we are subject to numerous local, state, and federal laws and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements in order to limit the number of homes or commercial square feet that can eventually be built within the boundaries of a particular area, as well as governmental taxes, fees and levies on the acquisition and development of land parcels. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to our projects being approved, if approved at all. Further, if we do not comply with the terms and conditions of our development agreements with the Cities of Irvine and San Francisco, we could lose the protection of our existing entitlements afforded to us under those agreements, including (in the case of San Francisco) the right to acquire certain portions of the land on which we expect to undertake development activity. New housing and commercial developments are often subject to determinations by the administering governmental authorities as to the adequacy of water and sewage facilities, roads and other local services, and may also be subject to various assessments for schools, parks, streets, affordable housing and other public improvements. As a result, the development of our properties may be subject to periodic delays in certain areas due to the conditions imposed by the administering governmental authorities. Due to building moratoriums, zoning changes or “slow-growth” or “no-growth” initiatives that could be implemented in the future in the areas in which our properties are located, we may also be subject to periodic delays, be precluded entirely from developing in certain communities or otherwise be restricted in our business activities. Such moratoriums or zoning changes can occur prior or subsequent to commencement of our development operations, without notice or recourse. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdictions. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development. As a result, revenue from land sales or leasing of retail or other commercial space may be adversely affected, or our costs may increase, which could negatively affect our financial condition and results of operations.

In addition, laws and regulations governing the approval processes provide third parties the opportunity to challenge proposed plans and approvals. Certain of our plans and approvals have been challenged by third parties, such as environmental groups, and are currently the subject of ongoing legal proceedings. For more information, see “Business and Properties—Legal Proceedings.” These and any future third-party challenges to our planned developments provide additional uncertainties in real estate development planning and entitlements. Third-party challenges in the form of litigation could result in the denial of our right to develop in accordance with our current development plans, or could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop. In addition, adverse decisions arising from any litigation could increase the cost and length of time to obtain ultimate approval of a project, and could adversely affect the design, scope, plans and profitability of a project, which could negatively affect our financial condition and results of operations.

We incur significant costs, and may be subject to delays, in obtaining entitlements, permits and approvals before we can begin development or construction of our projects and begin to recover our costs.

Before any of our projects can generate revenues, we make material expenditures to obtain entitlements, permits and development approvals. It generally takes several years to complete this process and completion times vary based on complexity of the project and the community and regulatory issues involved. We could also be subject to delays in construction, which could lead to higher costs and adversely affect our results of operations. Changing market conditions during the entitlement and construction periods could negatively impact our revenue from land sales or leasing of retail or other commercial space. As a result of the time and complexity involved in construction and obtaining approvals for our projects, we face the risk that demand for residential and commercial properties may decline and we may be forced to sell or lease properties at prices or rates that generate lower profit margins than we anticipated, or would result in losses. If values decline, we may be required to make material write-downs of the book value of real estate projects.

On November 30, 2015, the Supreme Court of California issued a ruling under the California Environmental Quality Act (“CEQA”), which will require the California Department of Fish and Wildlife (“CDFW”) and a lower court of appeals to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of certain fish species and cultural resources completed by CDFW in connection with approving the Environmental Impact Report (“EIR”) for Newhall Ranch. Although the Supreme Court’s ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial space that we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates (see “Business and Properties—Newhall Ranch—Development Status”), but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. For more information, see “Business and Properties—Legal Proceedings.”

We will have to make significant investments at our properties before we realize significant revenues.

We currently plan to spend material amounts on horizontal development at our communities. Those expenditures primarily reflect the costs of developing the infrastructure at our properties, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare each residential and commercial lot for construction. Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility and our 364-day credit facility, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we may experience cost increases, our plans may change or circumstances may arise that result in our needing additional capital to execute our development plan. If we are not successful in obtaining additional financing to enable us to complete our projects, we may experience further delays or costs, and our financial condition and results of operations may be adversely affected.

Our projects are subject to environmental planning and protection laws and regulations that require us to obtain permits and approvals that may be delayed, withheld or challenged by third parties in legal proceedings.

Our projects are subject to various environmental and health and safety laws and regulations. These laws and regulations require us to obtain and maintain permits and approvals, undergo environmental review processes and implement environmental and health and safety programs and procedures to mitigate the physical impact our communities will have on the environment (such as traffic impacts, health and safety impacts and impacts on public services) and to control risks associated with the siting, development, construction and operation of our projects, all of which involve a significant investment of time and expense. The particular environmental requirements that apply to a project vary depending on, among other things, location, environmental conditions, current and former uses of a property, the presence or absence of certain wildlife or habitats, and nearby conditions. We expect that increasingly stringent environmental requirements will be imposed on developers in the future. Failure to comply with these laws, regulations and permit requirements may result in delays, administrative, civil and criminal penalties, denial or revocation of permits or other authorizations, other liabilities and costs, the issuance of injunctions to limit or cease operations and the imposition of additional requirements for future compliance as a result of past failures.

Certain of our environmental permits and approvals have been challenged by third parties, such as environmental groups, and are currently the subject of ongoing legal proceedings. On November 30, 2015, the Supreme Court of California issued a ruling addressing three issues related to the EIR portion of the Newhall Ranch Environmental Impact Statement/EIR, prepared by CDFW. For more information, see “Business and Properties—Legal Proceedings.” Future environmental permits and approvals that we will need to obtain for development areas within our communities may be similarly challenged.

We could incur significant costs related to regulation of and litigation over the presence of asbestos-containing materials at our properties.

Environmental laws govern the control, presence, maintenance and removal of asbestos-containing materials (“ACM”). Such laws may impose fines and penalties, and, on occasion, we have had such penalties imposed against us, for failure to comply with these requirements. Such laws require that owners or operators of buildings or properties containing ACM properly manage and maintain it, adequately notify or train those who may come into contact with it, and undertake special precautions including asbestos dust monitoring, removal or other abatement if asbestos would be disturbed during construction, renovation or demolition activities. Certain buildings on our properties that are being and will be demolished (or have already been demolished) in connection with our development plans, and the soil at certain of our properties, contain ACM which must be handled in accordance with these laws. Such laws may increase our development costs, and subject us to fines and penalties and other liabilities and costs in the event compliance is not maintained. We have also been exposed to legal proceedings initiated by third parties and may in the future be exposed to third party liability (such as liability for personal injury associated with exposure to asbestos).

As an owner and operator of real property, we could incur liability for environmental contamination issues.

We have incurred costs and expended funds, and may do so again in the future, to comply with environmental requirements, such as those relating to discharges or threatened discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements, as a property owner or operator, we may be required to investigate and clean up hazardous or toxic substances or chemical releases at our communities or properties currently or formerly owned or operated by us, including as a result of the current and former oil and gas leasing operations at Newhall Ranch or as a result of prior activities conducted at the El Toro Base or The San Francisco Shipyard. Some of our properties have been or may be impacted by contamination arising from these or other prior uses of these properties, or adjacent properties. In this regard, certain portions of the El Toro Base and The San Francisco Shipyard have been or currently are listed on the U.S. Environmental Protection Agency’s (“USEPA”) National Priorities List as sites requiring cleanup under federal environmental law. Although the U.S. Navy has been primarily responsible for investigation and cleanup activities at these properties and will continue to have liability for future contamination that is discovered, we also may incur costs for investigation or cleanup of contamination that is discovered or disturbed during the course of our future development activities or otherwise. Similarly, in the event that oil and gas operators at Newhall Ranch do not fully remediate contamination resulting from such operations, we may incur such costs. As an owner and operator of real property, we could be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination at or from such real property. We may also be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances or waste at such facilities, without regard to whether we comply with environmental laws in doing so.

Environmental laws and requirements typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under the laws related to such requirements has been interpreted to be joint and several, meaning a governmental entity or third party may seek recovery of the entire amount from us even if there are other responsible parties, unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances, or fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to sell, lease or otherwise use our property. While we currently have and may maintain insurance policies from time to time to mitigate some or all of these risks, insurance coverage for such claims may be limited or nonexistent. In addition, to the extent that we have indemnification rights against third parties relating to any such environmental liability or remediation costs (such as, for example, the U.S. Navy under certain federal laws as a former owner and operator of the El Toro Base and The San Francisco Shipyard, and former oil and gas lessees under certain settlement agreements relating to portions of Newhall Ranch), the indemnification may not fully cover such costs or we may not be able to collect the full amount of the indemnification from the third party. While investigation and cleanup activities have been substantially completed for the Great Park Neighborhoods, significant future work is contemplated over the next few years for certain of The San Francisco Shipyard parcels, and such work could delay or impede future transfer of such parcels for development.

Although most of our properties have been subjected to environmental assessments by independent environmental consultants or in the case of Great Park Neighborhoods and The San Francisco Shipyard, extensive environmental assessments by the U.S. government, these environmental assessments may not include or identify all potential environmental liabilities or risks associated with the properties. We cannot assure you that these or other environmental assessments identified all potential environmental liabilities, or that we will not incur material environmental liabilities in the future. We cannot predict with any certainty the magnitude of our future expenditures relating to environmental compliance or the long-range effect, if any, of environmental laws on our operations. Compliance with such laws could have a material adverse effect on our results of operations and competitive position in the future.

Our communities are all located in California, which makes us susceptible to risks in that state.

Our three communities, as well as the Treasure Island community, which we will manage, are all located in California. We have no current plans to acquire any additional properties or operations and we expect, at least for a number of years, to be dependent upon our existing projects for all of our cash flow. As a result, we are susceptible to greater risks than if we owned a larger or more geographically diverse portfolio. California also continues to suffer from severe budgetary constraints, which may result in the layoff or furlough of government employees, and is regarded as more litigious and more highly regulated and taxed than many other states. Any adverse change in the economic, political, competitive or regulatory climate in California, or the counties and cities where our properties are located, could adversely affect our real estate development activities and have a negative impact on our financial condition and results of operations.

In addition, historically, California has been subject to natural disasters, including earthquakes, droughts, floods, wildfires and severe weather, and coastal locations may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. We therefore have greater exposure to the risks of natural disasters, which can lead to power shortages, shortages of labor and materials and delays in development. The occurrence of natural disasters may also negatively impact the demand for new homes in affected areas. If our insurance does not fully cover losses resulting from these events, our financial condition and results of operations could be adversely affected.

Continuing drought conditions in California may cause us to incur additional costs and delay or prevent construction within our communities, which could have a material adverse impact on our financial condition and results of operations.

In recent years, California has been facing a severe drought. Last year, the Governor of California proclaimed a Drought State of Emergency warning that drought conditions may place drinking water supplies at risk in many California communities. In April 2015, the Governor issued an executive order that, among other things, directs the State Water Resources Control Board (the “SWRCB”) to implement mandatory water reductions in cities and towns across California to achieve a statewide 25 percent reduction in potable urban water usage and directs the SWRCB to prohibit irrigation with potable water outside newly constructed homes that is not delivered by drip or micro-spray systems. The Governor’s order also calls on local water agencies to adjust their rate structures to implement conservation pricing, directs the Department of Water Resources to update the Model Water Efficient Landscape Ordinance and directs the California Energy Commission to adopt emergency regulations establishing standards to improve the efficiency of water appliances such as toilets and faucets.

These and other measures that are instituted to respond to drought conditions could cause us to incur additional costs to develop each community’s infrastructure, as well as cause homebuilders and commercial builders to incur additional costs, which could reduce the price that they are willing to pay for our residential and commercial lots. In addition, as a consequence of the Governor’s order or if the drought were to continue, there could be restrictions or moratoriums on building permits and access to utilities, such as water and sewer taps, which could delay or prevent our construction activities, as well as the construction of homes and commercial buildings, even when we have obtained water rights for our communities. For example, the City of Sacramento has adopted a building moratorium that prohibits the construction of homes on our 153 homesites remaining to be sold within a residential community in Sacramento, California.

Simultaneous development projects may divert management time and resources.

Since all of our communities, and the Treasure Island community, which we will manage, are being developed simultaneously, members of our senior management will be involved in planning and developing these projects, which may divert management resources from the construction, sale, lease or opening of any of these projects. Management’s inability to devote sufficient time and attention to a project may delay the construction or opening of such project. This type of delay could adversely affect our financial condition and results of operations.

We are highly dependent on homebuilders.

We are highly dependent on our relationships with homebuilders to purchase lots at our residential communities. Our business will be adversely affected if homebuilders do not view our residential communities as desirable locations for homebuilding operations. Also, some homebuilders may be unwilling or unable to close on previously committed land parcel purchases due to factors outside of our control. As a result, we may sell fewer land parcels and may have lower revenues from sales, which could adversely affect our financial condition and results of operations.

We may from time to time be subject to litigation, which could have a material adverse effect on our financial condition and results of operations.

We may from time to time be subject to various claims and routine litigation arising in the ordinary course of business. Among other things, we are, and are likely to continue to be, affected by litigation against governmental agencies related to environmental and similar approvals that we receive or seek to obtain. For example, on November 30, 2015, the Supreme Court of California issued a ruling under CEQA, which will require CDFW and a lower court of appeals to reassess certain analyses and determinations completed by CDFW in connection with approving the EIR for Newhall Ranch. For more information, see “Business and Properties—Legal Proceedings.” Some of these claims may result in potentially significant defense costs, settlements, fines or judgments against us, some of which may not be covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured or that exceed our insurance limits could have an adverse impact on our financial condition and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage and adversely affect our results of operations, expose us to increased risks that would be uninsured or adversely impact our ability to attract officers and directors. Such litigation could adversely affect the length of time and the cost required to obtain the necessary governmental approvals. In addition, adverse decisions arising from any litigation could increase the cost and length of time to obtain ultimate approval of a project, and could adversely affect the design, scope, plans and profitability of a project, which could negatively affect our financial condition and results of operations.

We may be subject to increased costs of insurance or limitations on coverage.

We maintain comprehensive insurance coverage for general liability, property and other risks on all of our properties and operations, including insurance covering certain environmental risks and liabilities. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are some risks of loss for which we may be unable to purchase insurance coverage. For example, losses associated with certain environmental risks or liabilities, floods, landslides, earthquakes and other weather-related or geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. In addition, there is no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis, and we may discontinue certain insurance coverage on some or all of our properties in the future if the cost of premiums for any of these policies in our judgment exceeds the value of the coverage discounted for the loss. If an uninsured loss or a loss in excess of insured limits occurs, we may have to incur uninsured costs to mitigate such losses or lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property. We might also remain obligated for any financial obligations related to the property, even if the property is irreparably damaged. Future changes in the insurance industry’s risk assessment approach and pricing structure could increase the cost of insuring our properties and operations or decrease the scope of insurance coverage, either of which could adversely affect our financial condition and results of operations.

Moreover, we carry several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential of uncollectible claims due to carrier insolvency could adversely affect our financial condition and results of operations.

Title to our property may be impaired by title defects.

We cannot give any assurance that title to our properties will not be challenged or impugned, and cannot be certain that we have or will acquire valid title to our properties. Further, we cannot give any assurance that there are not any liens, encumbrances, mortgages, impositions, fines, violations, levies, superior title claims or other title defects or title issues (collectively, “title defects”) with respect to our properties. The lack of good, marketable fee title, or the existence of any existing title defects with respect to our properties, could materially and adversely affect our properties, including by resulting in: (1) chain of title issues (such as impediments to the potential sale, transfer, assignment or grant of any fee or leasehold interests in all or any portion of our properties); (2) financing issues (such as impediments to qualifying for a line of credit, mortgage or private equity financing); (3) development issues (such as impediments to qualifying for governmental licenses and permits or construction financing, delays in operations, or additional costs incurred in connection with any required corrective measures); (4) foreclosure, forfeiture and loss of fee title (such as resulting from a mortgage foreclosure, tax levy or rescission rights); (5) reduction of asset value; or (6) loss of revenue, capital or anticipated profits.

Although we hold title insurance on Great Park Neighborhoods and the portions of The San Francisco Shipyard and Candlestick Point that we currently own, we do not hold title insurance on Newhall Ranch. In any event, an owner’s title insurance policy only provides insurance coverage as of the issuance date of such policy and does not protect against transfers or other title defects that impact the properties from and after the title policy issuance dates. Accordingly, for all of our properties, whether or not we hold title insurance, it is possible that there may be title defects for which we will have no title insurance coverage.

In addition, the title insurance policies we do hold may not insure for the current aggregate market value of our properties, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims.

Inflation may adversely affect us by increasing costs that we may not be able to recover.

Inflation can adversely affect us by increasing costs of materials and labor. In addition, inflation is often accompanied by higher interest rates, which could have a negative impact on demand for homes and the cost of debt financing. In a highly inflationary environment, depending on industry and other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margins. Although the overall rate of inflation has been low for the last several years, we have been experiencing increases in the prices of labor and materials, especially at The San Francisco Shipyard and Candlestick Point, and there could be a significant increase in inflation in the future.

Significant competition could have an adverse effect on our business.

We compete with other residential, retail and commercial property developers in the development of properties in the Northern and Southern California markets. We compete with a number of residential, retail and commercial developers, some with greater financial resources, in seeking resources for development and prospective purchasers. Competition from other real estate developers may adversely affect our ability to attract purchasers and sell or lease residential, retail and commercial properties, attract and retain experienced real estate development personnel or obtain construction materials and labor. These competitive conditions could make it difficult to sell properties at desirable prices and could adversely affect our financial condition and results of operations.

We may be unable to obtain suitable bonding for the development of our communities.

We provide performance bonds and letters of credit in the ordinary course of business to governmental authorities and others to ensure the completion of our projects or in support of obligations to build community improvements such as roads, sewers, water systems and other utilities. We may also be required to provide performance bonds or letters of credit to secure our performance under various escrow agreements, financial guarantees and other arrangements. If we are unable to obtain performance bonds or letters of credit when required or the cost or operational restrictions or conditions imposed by issuers to obtain them increases significantly, we may be significantly delayed in developing our communities or may incur significant additional expenses, and, as a result, our financial condition and results of operations could be materially and adversely affected.

Fluctuations in real estate values may require us to write down the carrying value of our real estate assets.

Our industry is subject to significant variability and fluctuations in real estate values. The valuation of our real estate assets is inherently subjective and based on the individual characteristics of each asset. Factors such as competitive market supply and demand of inventory, changes in laws and regulations, political and economic conditions and interest and inflation rate fluctuations subject our valuations to uncertainty. Our valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If the real estate market deteriorates, we may reevaluate the assumptions used in our analysis. As a result, adverse market conditions may require us to write down the book value of certain real estate assets and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on our financial condition and results of operations.

Changes in global or regional climatic conditions and governmental actions in response to such changes may adversely affect us by restricting, or increasing the costs of, our planned development activities.

There is growing concern from many members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities could cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Government mandates, standards or regulations intended to reduce greenhouse gas emissions or ameliorate projected climate change impacts could result in restrictions on land development in certain areas, higher costs resulting from green building codes and increased energy, transportation and raw material costs, or cause us to incur compliance expenses that we will be unable to fully recover, which could reduce our gross profit margins and adversely affect our financial condition and results of operations.

Certain of our environmental permits and approvals for our planned development at Newhall Ranch have been challenged by environmental groups on the basis of how government agencies measure anticipated greenhouse gas emissions from our future development. On November 30, 2015, the Supreme Court of California issued a ruling that will require the relevant government agencies to reanalyze such measurements and reevaluate our project approvals. Although this ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates (see “Business and Properties—Newhall Ranch—Development Status”), but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. For more information, see “Business and Properties—Legal Proceedings.”

Our property taxes could increase due to rate increases or reassessments, which may adversely impact our financial condition and results of operations.

We will be required to pay state and local real property taxes and assessments on our properties. The real property taxes and assessments on our properties may increase as property or special tax rates increase or if our properties are assessed or reassessed at a higher value by taxing authorities. In particular, our portfolio of properties may be reassessed as a result of the formation transactions. Therefore, the amount of property taxes and assessments we pay in the future may increase substantially from what we have paid in the past. If the property taxes and assessments we pay increase, our financial condition and results of operations could be adversely affected.

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and have not been independently verified by us.

This prospectus contains estimates, forecasts and projections relating to our markets that were prepared for us for use in connection with this offering by JBREC, an independent research provider and consulting firm focused on the housing industry. The estimates, forecasts and projections relate to, among other things, employment, demographics, household income, home sales prices and affordability. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC, and we have not independently verified this information.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this prospectus are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections and you should not place undue reliance on these estimates, forecasts and projections. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.

Our trademarks, trade names and service marks may infringe other names and marks, or become diluted or invalidated.

We believe that our name and the names that we will be using to brand our communities, and their neighborhoods, are important to our business. However, we are aware of a number of other companies that use names that consist of or contain one or more of our names. As a result, there could be potential trade name, trademark or service mark infringement claims brought against us by the users of these names and marks, and such users may have rights that are senior to ours. If another company were to successfully challenge our right to use one or more of our names or marks, our business could be adversely impacted. In addition, to the extent third parties use similar names or marks, the value of our names and marks could be diminished.

Risks Related to Our Organization and Structure

We depend on key personnel.

Our success depends to a significant degree upon the contributions of certain key personnel, including Mr. Haddad, our Chairman and Chief Executive Officer. These key personnel would be difficult to replace because of their experience in identifying, acquiring, developing, financing and managing real estate assets and their long-term relationships across, and strong reputation in, the real estate industry generally and for our three communities specifically. If any of our key personnel were to cease employment with us, our results of operations could suffer. Our ability to retain our key personnel or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets.

As a holding company, we are entirely dependent upon the operations of the operating company and its ability to make distributions to provide cash flow to us or to pay taxes and other expenses.

We are a holding company and our sole asset is our investment in the operating company. The operating company will conduct all of our operations and own all of our assets. As a result, our cash flow will depend upon the cash flow of the operating company and its ability to provide funds to us in the form of distributions, loans or otherwise. The distributions that we receive from the operating company will be based on our ownership interest in it, which will be approximately     % upon completion of this offering. The operating company will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to the operating company’s members, including us. Accordingly, we will incur income taxes on our proportionate share of any net taxable income of the operating company. Under the terms of the amended and restated operating agreement for the operating company, the operating company will be obligated to make tax distributions to its members, including us, subject to the restrictions described below. These tax distributions generally will be made on a pro rata basis. See “Operating Agreement of the Operating Company—Distributions.” In addition to tax expenses, we will also incur expenses related to our operations, including expenses under the tax receivable agreement, which we expect could be significant.

The ability of the operating company to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any payments under the tax receivable agreement, will be subject to the obligations of the operating company and its subsidiaries to their respective creditors. In addition, future financing arrangements, including the anticipated refinancing of our 364-day credit facility, may contain negative covenants limiting the ability of the operating company to make distributions to us. Furthermore, the ability of the operating company’s subsidiaries to pay distributions to the operating company will be limited by their obligations to their respective creditors and other investors before making any distributions to the operating company. For example, a number of contractual restrictions could limit the ability of the Great Park Venture and the San Francisco Venture to distribute cash to the operating company. GPV Subsidiary is currently party to two cash flow participation agreements that require GPV Subsidiary to pay certain amounts to third parties. In addition, the distribution rights of the Class C units and Class D units of the Great Park Venture and the Class B partnership interests in FP LP will reduce the cash available to the operating company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus for a discussion of restrictions on the ability of the operating company’s subsidiaries to pay distributions. Similarly, we may be limited in our ability to move capital among the operating company and its subsidiaries as a result of current and future financing arrangements and their obligations to their respective creditors.

As an equity investor in the operating company and, indirectly, in our other subsidiaries, our right (and, therefore, the rights of our shareholders) to receive assets upon the liquidation or reorganization of the operating company and its subsidiaries will be structurally subordinated to the claims of their creditors. Even if we are recognized as a creditor of the operating company, our claims may still be subordinated to any security interest in or other lien on their assets and any debt or other obligations. Therefore, in the event of our bankruptcy, liquidation or reorganization, our consolidated assets will be available to satisfy the claims of our shareholders only after all of our liabilities and the liabilities of the operating company have been paid in full.

Some of our directors and director nominees are involved in other businesses including real estate activities and public or private investments and, therefore, may have competing or conflicting interests with us.

Certain of our directors and director nominees have and may in the future have interests in other real estate business activities, and may have control or influence over these activities or may serve as investment advisors, directors or officers of other real estate companies. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, some of our directors and director nominees are engaged in investment and other activities in which they may learn of real estate and other related opportunities. Upon completion of this offering, our operating agreement and our code of business conduct and ethics will expressly provide that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses. Accordingly, we have no expectation that we will be able to learn of or participate in such opportunities and it is possible that our directors, in their capacity as investment advisors, directors or officers of other real estate companies, may compete with us with respect to these opportunities. For example, one of our directors and two of our director nominees are senior officers of Lennar, one of our directors is a partner and portfolio manager of Castlelake, one of our director nominees is the lead independent director at William Lyon Homes, a regional homebuilder, and one of our directors is a senior member of the investment team for Third Avenue Management LLC, each of which may compete with us or make investments in entities that compete with us for development opportunities or otherwise.

Our largest equity owner will be engaging in transactions with us and may compete with us.

Immediately following this offering, Lennar will own Class A common shares and Class B common shares that will give it the power to cast             % of all votes that our shareholders will be entitled to cast. One of our directors and two of our director nominees are also senior officers of Lennar.

Lennar is a homebuilder. It has in the past purchased properties from us. On October 6, 2015, we completed the sale of Development Area 7 within Great Park Neighborhoods to a joint venture, in which Lennar owns a 50% interest, for $480 million (less an $8 million credit), of which $160 million was paid (or credited) at the closing and the remainder will be payable on December 1, 2016. In the future, we expect that we will sell additional properties to Lennar. Transactions between Lennar and us must be approved by our conflicts committee. For a description of the primary responsibilities of our conflicts committee, see “Management—Board Committees—Conflicts Committee.” Nonetheless, Lennar’s relationship with us could give it an advantage in bidding for properties that we own.

Lennar and an affiliate of Castlelake will own the Lennar-CL Venture, which will own 75.5 acres of land within The San Francisco Shipyard and Candlestick Point and will be entitled to receive the parking structure at Candlestick Point once a final subdivision map for such parcel is recorded. The Lennar-CL Venture will also assume all of the current debt of the San Francisco Venture, and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $             million) equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt). We will also enter into agreements with the Lennar-CL Venture pursuant to which (1) the Lennar-CL Venture will acquire parcels within the San Francisco Shipyard and Candlestick Point that are entitled for approximately 340 for-sale homesites and approximately 262 multi-family homesites, (2) the Lennar-CL Venture will assume the obligation to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point and we will agree to fund certain related design and construction costs and (3) we will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.”

Lennar may also compete with us. Lennar owns 50% of a joint venture that owns the Treasure Island community, located in San Francisco, which may compete with The San Francisco Shipyard and Candlestick Point. We have entered into a development management agreement pursuant to which we will provide development management services for the Treasure Island community. Lennar may in the future bid for, and acquire for itself, properties that we may seek to acquire. Our operating agreement will contain provisions that will permit Lennar to engage in such activities and transactions.

Lennar and Castlelake and their affiliates will control approximately             % of the voting power of our outstanding common shares after this offering and, as a result, will be able to exercise significant influence over all matters requiring shareholder approval.

Holders of our Class A common shares and our Class B common shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, with a share of each class entitling the holder to one vote. Following this offering, Lennar and Castlelake and their affiliates will beneficially own, in the aggregate, Class A common shares and Class B common shares representing approximately             % and             %, respectively of the voting power of our outstanding common shares, assuming the underwriters do not exercise their over-allotment option, and approximately             % and             %, respectively, of the voting power of our outstanding common shares, assuming the underwriters exercise their over-allotment option in full. As a result, if these shareholders act together (which they have not agreed to do), they and their affiliates will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control of us. These transactions may include those that other shareholders deem to be in their best interests and in which those other shareholders might otherwise receive a premium for their shares over their current prices.

We may assume unknown liabilities in connection with the formation transactions, which, if significant, could adversely affect our financial condition and results of operations.

The equity interests that we will acquire in the formation transactions are currently owned by the contributing investors. We will acquire these equity interests subject to existing liabilities, some of which may be unknown or unquantifiable at the time the formation transactions are consummated. The contributing investors have entered into a contribution and sale agreement with us pursuant to which they have made representations and warranties to us regarding the equity interests that we will acquire in the formation transactions, but these representations and warranties will not survive the consummation of the formation transactions. If we discover new or additional liabilities after consummation of the formation transactions, we may have no recourse for such liabilities. Any such liabilities could adversely affect our financial condition and results of operations.

We will be required to pay certain investors for certain expected tax benefits.

In connection with the formation transactions, our operating company will acquire equity interests in the Great Park Venture for cash from certain contributing investors. In the future, after a 12 month holding period, holders of Class A units of the operating company will be able to exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange. We expect that basis adjustments resulting from these transactions, if they occur, will reduce the amount of income tax we would otherwise be required to pay in the future.

Moreover, Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. Treasury regulations promulgated thereunder, require that items of income, gain, loss and deduction that are attributable to the operating company’s directly and indirectly held property, including property contributed to the operating company pursuant to the formation transactions, must be allocated among the members of the operating company to take into account the difference between the fair market value and the adjusted tax basis of such assets on the date the formation transactions are consummated. As a result, the operating company will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. These allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax we would otherwise be required to pay in the future.

In connection with the formation transactions, we will enter into a tax receivable agreement with (a) the investors who are selling equity interests in the Great Park Venture to our operating company for cash and (b) the investors who will hold Class A units of the operating company or the Great Park Venture following the formation transactions. These investors include Mr. Haddad and entities affiliated with Lennar and Castlelake. The tax receivable agreement will provide for payments by us to such investors or their successors equal to 85% of the amount of cash savings, if any, in income tax we realize as a result of (1) increases in tax basis that are attributable to the operating company’s acquisition of certain equity interests for cash and to exchanges of Class A units of the operating company for our Class A common shares or cash, (2) allocations that result from the application of the principles of Section 704(c) of the Code and (3) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

We expect that during the expected term of the tax receivable agreement, the payments that we make to the parties to the tax receivable agreement could be substantial. The actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges of Class A units of the operating company, the price of our Class A common shares at the time of such exchanges, the extent to which such exchanges are taxable and our ability to use the potential tax benefits, which will depend on the amount and timing of our taxable income.

Due to the various factors that will affect the amount and timing of the tax benefits we will receive, it is not possible to determine the exact amount of payments that will be made under the tax receivable agreement. If the tax receivable agreement were terminated immediately after this offering, we estimate that the termination payment would be approximately $                 million, assuming no material changes to the relevant tax law, a price per Class A common share of $                 (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus), that the aggregate value of our properties is equal to the value implied by such per share price and that LIBOR is                 %. However, this is merely an estimate, and the actual payments made under the tax receivable agreement in the event that it is terminated or otherwise could differ materially.

In certain circumstances, payments under the tax receivable agreement could exceed the actual tax benefits we realize.

The tax receivable agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we materially breach any of our obligations under the tax receivable agreement or elect an early termination, our (or our successor’s) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control, early termination or breach) will be based on certain assumptions, including that (1) we will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and other benefits related to entering into the tax receivable agreement, (2) all of our properties will be disposed of ratably over a 15 year period for fair market value and (3) any Class A units of the operating company that have not been exchanged will be deemed exchanged for the market value of our Class A common shares at the time of such change of control, early termination or breach. Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

We will not be able to recover payments made under the tax receivable agreement if the related tax benefits are subsequently disallowed.

The Internal Revenue Service (the “IRS”) may challenge all or part of the tax basis increases or the special allocations upon which we calculate payments under the tax receivable agreement, and a court might sustain such a challenge. Although we are not aware of any issue that would cause the IRS to challenge potential tax basis increases or other tax benefits covered under the tax receivable agreement, if such basis increases or other benefits are subsequently disallowed (in whole or in part), the parties to the tax receivable agreement will not be required to return any payments made in respect of such disallowed basis or other tax benefit. Consequently, it is possible in these circumstances that the actual tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments. However, because payments under the tax receivable agreement in a year are based upon the amount by which 85% of the Company’s cumulative net tax savings exceed the payments previously made under the tax receivable agreement, disallowance of basis increases or other tax benefits would reduce payments under the tax receivable agreement in years after the disallowance.

Our ability to utilize our net operating loss carryforwards and other tax attributes may be limited.

Our ability to fully utilize our existing net operating losses (“NOLs”) could be limited if we experience an “ownership change” within the meaning of Section 382 of the Code. For purposes of Section 382, an “ownership change” generally occurs if one or more shareholders or groups of shareholders who own at least 5% of our shares (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose) increase their ownership by more than 50 percentage points (by value) over their lowest ownership percentage within a rolling three-year period. We may experience an “ownership change” in connection with this offering or in the future as a result of changes in our equity ownership, which would result in a limitation on our ability to utilize our NOLs to offset future taxable income.

The sale of our Class A common shares in this offering will (and any future changes in our equity ownership may) count towards our cumulative change in our equity ownership for purposes of calculating whether we have experienced an “ownership change.” This could reduce our flexibility with respect to future equity financings that could impair our ability to utilize our NOLs.

As of December 31, 2014, we had tax effected U.S. federal and state NOLs of $84.5 million and $11.8 million, respectively, which will expire in various years beginning in 2030 and 2015, respectively, if not utilized. Our NOLs only have value to the extent we generate taxable income. If we are unable to generate taxable income prior to the expiration of the NOLs, or if we are only marginally profitable during such period, we will be limited in our ability to utilize the tax benefits related to our NOLs.

The obligations associated with being a public company will require significant resources and management attention.

Following the completion of this offering, we will be a public company and expect to have our Class A common shares listed on the NYSE. As a result, we will need to comply with new laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), related regulations of the SEC and requirements of the NYSE, with which we were not required to comply as a private company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports and proxy statements with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires our management and independent registered public accounting firm to attest annually on the effectiveness of our internal control over financial reporting. However, because we are an “emerging growth company,” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once we are no longer an emerging growth company or if, prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

These reporting and other obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function and hire additional legal, accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to operate successfully as a public company could have a material adverse effect on our financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. Historically, the acquired entities have maintained systems and procedures separate from ours, which may make it more difficult for us to evaluate and integrate their systems and procedures on a reliable company-wide basis. We were not historically required to report the results of the acquired entities on a consolidated basis with us. However, following the consummation of the formation transactions, we will be required to report our operations on a consolidated basis. We are in the process of implementing a company-wide internal audit function and modifying our systems and procedures in a number of areas to enable us to report on a consolidated basis following this offering.

We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate, and management may not be able to remediate in a timely manner any such material weakness or significant deficiency. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our financial condition and results of operations.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption to include fewer than five years of selected financial data in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•	reduced disclosure about the emerging growth company’s executive compensation arrangements.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to selected financial data and executive compensation disclosure requirements. As a result, the information that we provide shareholders in our filings with the SEC may be different than what is available with respect to many other public companies. If some investors find our Class A common shares less attractive as a result of our reliance on these exemptions, there may be a less active trading market for our Class A common shares and our share price may be adversely affected. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Certain provisions in the operating company’s operating agreement may delay or prevent acquisitions of us.

Provisions in the operating company’s operating agreement may delay, or make more difficult, an acquisition or change of control of us. These provisions could discourage third parties from making proposals involving an acquisition or change of control of us, although some holders of our Class A common shares might consider such proposals, if made, desirable. These provisions include:

•	a requirement that the members consent to a merger, consolidation or other combination involving the company or any sale, lease, exchange or other transfer of all or substantially all of our assets or all or any portion of our interest in the operating company unless certain criteria are satisfied; and

•	our ability, as sole operating managing member, to cause the operating company to issue units with terms that could delay, defer or prevent a merger or other change of control without the consent of the other members.

Anti-takeover provisions in our operating agreement or provisions of Delaware law could prevent or delay a change in control, even if a change of control would benefit our shareholders.

Provisions of our operating agreement, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control, even if a change in control would benefit our shareholders. These provisions include the following:

•	there is no cumulative voting in the election of directors;

•	our board of directors is classified so that only one-third of the directors are elected at each annual meeting of shareholders;

•	our board of directors is authorized to issue “blank check” preferred shares to increase the number of outstanding shares without shareholder approval;

•	shareholder action by written consent is not permitted; and

•	there are advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, our operating agreement provides that Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) will be deemed to apply to us as if we were a Delaware corporation. Section 203 of the DGCL may affect the ability of an “interested shareholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the shareholder becomes an “interested shareholder.” An “interested shareholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting shares of a company.

Minority investors in the Great Park Venture have approval rights that may restrict certain actions with respect to our management of the Great Park Venture.

Upon completion of this offering, the operating company will own all of the outstanding Class B units of the Great Park Venture and will be its sole manager, and certain contributing investors, which previously owned all of the outstanding equity interests in the Great Park Venture (collectively, the “minority investors”), will own all of the outstanding Class A units, Class C units and Class D units. The minority investors have approval rights that may restrict our ability to take certain actions in the management of the Great Park Venture. Subject to certain exceptions, approval by the minority investors is required for the Great Park Venture to:

•	engage in transactions with us or our affiliates;

•	acquire any real property in excess of $5 million, other than land acquired from the City of Irvine or the County of Orange, or land that was originally part of the El Toro Base;

•	modify the amended and restated development management agreement in a manner that is materially adverse to the holders of Class C units;

•	incur any indebtedness that would restrict distributions on the Class D units;

•	effect a merger;

•	make a general assignment for the benefit of creditors or institute a bankruptcy proceeding;

•	effect a dissolution;

•	repurchase or redeem units; or

•	issue equity interests that would adversely affect distributions payable to holders of Class C units.

The minority investors also have the right to approve certain property sales. These approval rights could prevent the operating company from taking actions at the Great Park Venture that would otherwise be in our best interests.

Our joint venture with Macerich could be adversely affected by our inability to control the joint venture, our reliance on Macerich’s ability to make its required contributions, disputes between us and Macerich or our inability to meet key development milestones.

We have formed a joint venture with Macerich to develop, build and operate an urban retail outlet mall at The San Francisco Shipyard and Candlestick Point. Macerich is the managing member of the joint venture and, as such, controls most decisions relating to the project, subject to our rights to approve most major decisions, such as changes to the development plan and budget, and entry into a business combination with another entity. Macerich could fail to fund its share of required capital contributions, make poor business decisions or take actions that are contrary to our objectives. Any disputes that arise between us and Macerich may result in litigation or arbitration that could increase our expenses or distract our officers from focusing on our business. Also, under the terms of the joint venture agreement, if we fail to achieve certain milestones, including our conveyance of the underlying land by December 31, 2017, Macerich will have the right to terminate the joint venture and require us to repay the $65.1 million loan that Macerich made to us and to pay certain additional termination fees.

In addition, we have entered into agreements with the Lennar-CL Venture pursuant to which the Lennar-CL Venture will assume the obligation to construct the parking structure, the film and arts center building and portions of the retail areas at the outlet mall at The San Francisco Shipyard and Candlestick Point. To the extent that the Lennar-CL Venture fails to complete this construction on a timely basis, our joint venture could be adversely affected and Macerich may have rights against us.

Risks Related to Our Indebtedness and Financing

We expect to use leverage in executing our development plan, which may adversely affect our financial condition.

Concurrently with this offering, we anticipate that we will incur $             million of additional debt. We expect that a portion of the proceeds of our debt will be used to fund our construction and development activities. We may employ further leverage to execute our development plan and may decide to secure a portion of our indebtedness with our assets. Some of our existing indebtedness is recourse to us and we anticipate that some of our future indebtedness, including the anticipated refinancing of our 364-day credit facility, will likewise be recourse. As of September 30, 2015, on a pro forma basis,

we had approximately $             million of borrowing capacity bearing interest at a weighted average rate of             % per annum, of which $             million was outstanding. Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. Although it is anticipated that our credit facilities, and any debt refinancings thereof, will limit the amount of debt we may incur, our operating agreement will not contain such a limitation, and our board of directors may change our target debt levels at any time without the approval of our shareholders.

Incurring debt could subject us to many risks that, if realized, would adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt, and a failure to pay would likely result in acceleration of such debt and could result in cross-accelerations or cross-defaults on other debt;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•	we may be required to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, development, capital expenditures and future investment opportunities or other purposes;

•	our debt may limit our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, executing our development plan or other purposes;

•	our debt may contain certain covenants requiring payment on our debt to maintain predetermined ratios or rates to prescribed limits, thereby reducing funds available for operations, development, capital expenditures, future investment opportunities or other purposes;

•	secured lenders may foreclose on our assets;

•	debt may prohibit the distribution of profits to the operating company and, ultimately, to us and our shareholders; and

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

In addition, if we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through additional debt or equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in a higher interest rate on such refinancing, increases in interest expense could adversely affect our cash flows and results of operations. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, postpone investments in the development of our properties or default on our debt. In addition, to the extent we cannot meet any future debt service obligations, we will risk losing some or all of our assets that are pledged to secure such obligations.

Our current debt agreements contain, and our future debt agreements likely will contain, restrictive covenants relating to our operations.

Our current debt agreements contain, and the debt agreements we enter into in the future likely will contain, restrictive covenants (financial and otherwise) affecting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our shareholders and otherwise affect our operating policies, which may limit our operational flexibility. Specifically, our credit facilities, and the anticipated refinancing of our 364-day credit facility, are expected to include such restrictive covenants. If we fail to meet or satisfy any of these covenants in our debt agreements, we would be in default under these agreements, which could result in a cross-default under other debt agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities or force us to dispose of assets when we otherwise would not choose to do so. If we default on several of our debt agreements or any single significant debt agreement, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We may need additional capital to execute our development plan, and we may be unable to raise additional capital on favorable terms.

Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility and our 364-day credit facility, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we may experience cost increases, our plans may change or circumstances may arise that result in our needing additional capital to execute our development plan. There can be no assurance that we will be able to obtain new debt or equity financing on favorable terms, or at all, including as a result of volatility in the credit and capital markets, increases in interest rates or a decline in the value of our properties or portions thereof.

In addition, we currently expect to obtain a portion of our capital from forms of public financing, including CFDs, tax increment financing, and state and federal grants, which depend, in part, on factors outside of our control. CFDs are established when local government agencies impose a special property tax on real estate located within a specific district for the purpose of financing public improvements, including streets, water, sewage, drainage, electricity, schools, parks and fire and police protection. Our ability to obtain funds from CFDs is dependent on the value of developed property in the specific district, the collection of general property taxes from property owners in the specific district, collection of special taxes from property owners in the specific district and market interest rates at the time the CFD bonds are issued. For tax increment financing, the amount of property tax that a specific district generates is set at a base amount and as property values increase, property tax growth above that base amount, net of property taxes retained by the municipal agencies, can be used to fund redevelopment projects within the district. Our ability to obtain funds from tax increment financing is dependent on the value of developed property in the specific district, the collection of general property taxes from property owners in the specific district, the time it takes the tax assessor to update the tax rolls and market interest rates at the time the tax increment bonds are issued.

If we need to obtain additional financing, and such financing is not available in a timely manner or on terms substantially similar to our existing financing, it could increase our cost of capital and we may experience delays or increases in costs, and our financial condition and results of operations could be adversely affected.

We will need to refinance our 364-day credit facility. We may be unable to do so on favorable terms.

Concurrently with the completion of this offering, we anticipate entering into a credit agreement providing for a 364-day credit facility in an aggregate amount of $250 million, which may be used for general corporate purposes, including to fund a portion of our construction and development activities. We also expect to use a portion of the borrowings under our 364-day credit facility to pay a portion of the cash consideration due in the formation transactions. Any borrowings under our 364-day credit facility must be repaid within 364 days of the completion of this offering. We expect to refinance our 364-day credit facility with long-term debt following the completion of this offering. However, there can be no assurance as to the ultimate cost or availability of funds to complete the refinancing. Disruptions in the commercial credit markets could result in a tightening of financing markets, which could result in us not being able to refinance our 364-day credit facility on favorable terms, or at all. If we are not able to refinance our 364-day credit facility, we may not have sufficient capital resources to fully fund our development plan, which could negatively impact our results of operations and cash flows.

Future debt financings, which would rank senior to our Class A common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common shares for the purposes of liquidating or other distributions, may adversely affect the market price of our Class A common shares.

In the future, we may attempt to increase our capital resources by obtaining additional debt financing (including by offering debt securities) or making additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt and our preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Class A common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Class A common shares, or both. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common shares and may result in dilution to the holders of our Class A common shares. Holders of our Class A common shares are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating or other distributions that could limit our ability to make distributions to the holders of our Class A common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common shares in this offering bear the risk of our future offerings reducing the market price of our Class A common shares and diluting their ownership interest in our company.

Risks Related to this Offering

There is currently no public market for our Class A common shares, an active trading market for our Class A common shares may never develop following this offering and the price of our Class A common shares may be volatile and could decline substantially following this offering.

Prior to this offering there has been no market for our Class A common shares. Although we intend to apply to list our Class A common shares on the NYSE, an active trading market for our Class A common shares may never develop or, if one develops, it may not be sustained following this offering. The initial public offering price of our Class A common shares has been determined by agreement among us and the underwriters and may not accurately reflect the value of our Class A common shares. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our Class A common shares will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their Class A common shares; or

•	the price that our shareholders may obtain for their Class A common shares.

If an active trading market develops, the trading price of our Class A common shares may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could negatively affect the market price of our Class A common shares. A significant decline in our share price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation. If you purchase our Class A common shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was negotiated with the representatives of the underwriters based upon a number of factors. The price of our Class A common shares that will prevail in the market after this offering may be higher or lower than the offering price.

Some of the factors that could negatively affect or result in fluctuations in the market price of our Class A common shares include:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the JOBS Act;

•	the operation and share price performance of other comparable companies;

•	our ability to implement our development plan;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•	additions or departures of key personnel;

•	actions by shareholders;

•	speculation in the press or investment community regarding us or factors or events that may directly or indirectly affect us;

•	general or specific market, economic and political conditions, including supply and demand factors in our markets, an economic slowdown or dislocation in the global credit markets;

•	general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;

•	our operating performance, including changes in the status of our communities;

•	changes in accounting principles;

•	publication of research reports about us or the real estate industry;

•	future equity issuances;

•	our ability to raise capital on favorable terms;

•	a loss of any major funding source; and

•	the realization of any of the other risk factors presented in this prospectus.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common shares. Any broad market fluctuations may adversely affect the trading price of our Class A common shares.

If you purchase our Class A common shares in this offering, you will experience immediate dilution.

The offering price of our Class A common shares is higher than the pro forma as adjusted net tangible book value per Class A common share outstanding upon the completion of this offering. Accordingly, if you purchase Class A common shares in this offering, you will experience immediate dilution of approximately $             in the pro forma as adjusted net tangible book value per Class A common share, based upon the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus. This means that investors that purchase our Class A common shares in this offering will pay a price per share that exceeds the per share pro forma as adjusted net tangible book value of our assets.

We may issue additional Class A common shares in the future in lieu of incurring indebtedness, which may dilute existing shareholders, or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to holders of our Class A common shares.

We may issue additional securities, including Class A common shares, options, rights and warrants, for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Our board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and distributions, any rights to receive assets upon dissolution or liquidation and any redemption, conversion and exchange rights. Our board of directors may use such authority to issue additional securities exchangeable for our Class A common shares, such as the Class A units of the operating company, which would dilute existing holders of our Class A common shares, or to issue securities with rights and privileges that are more favorable than those of our Class A common shares. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Substantial amounts of our Class A common shares could be sold in the near future, which could depress our share price and result in dilution of your shares.

Before this offering, there has been no public market for our Class A common shares. The sale or issuance of a substantial number of Class A common shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of our Class A common shares and impair our ability to raise capital through the sale of additional equity securities.

Upon completion of this offering, we will have outstanding              Class A common shares (            Class A common shares if the underwriters exercise their over-allotment option in full). In addition, upon completion of this offering,             Class A common shares will be reserved for issuance upon exchange of Class A units of the operating company (including              Class A units of the operating company issuable upon exchange of Class A units of the Great Park Venture) and conversion of our Class B common shares, and            Class A common shares will be available for future issuance under the Incentive Award Plan (including            Class A common shares that may be issued in settlement of outstanding restricted share units). See “Shares Eligible for Future Sale.”

The            Class A common shares sold in this offering (            Class A common shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. Subject to the terms of the lock-up agreements with the underwriters described under “Underwriting,” and the volume and manner of sale provisions of Rule 144 under the Securities Act, additional Class A common shares will be available for sale in the public market as follows:

•	on the date of this prospectus, outstanding Class A common shares (representing approximately % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering and after the completion of the formation transactions); and

•	181 days after the date of this prospectus, an additional outstanding Class A common shares.

The foregoing does not include up to            Class A common shares that we may issue in exchange for outstanding Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the Great Park Venture). Beginning 12 months after the completion of this offering, holders of Class A units of the operating company may exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment for share splits and similar events) or cash in an amount equal to the market value of such shares at the time of exchange. Holders of Class A units of the Great Park Venture may exchange their units for Class A units of the operating company on a one-for-one basis (with no holding period), subject to certain exceptions. The 12 month holding period for any Class A units of the operating company issued in exchange for Class A units of the Great Park Venture will be calculated by including the period that such Class A units of the Great Park Venture were owned.

Beginning six months after the completion of this offering, certain holders of our Class A common shares, Class A units of the operating company or Class A units of the Great Park Venture will have the right, subject to some conditions, to require us to file a registration statement covering their sale of Class A common shares (including Class A common shares issued in exchange for Class A units of the operating company or Class A units of the Great Park Venture) or to require that we register and sell, on our own behalf, Class A common shares, the proceeds of which will be used to purchase from such holders their Class A units of the operating company or Class A units of the Great Park Venture.

After our initial public offering, certain holders of our Class A common shares, Class A units of the operating company or Class A units of the Great Park Venture will have the right, subject to some conditions, to require us to file registration statements covering their Class A common shares or to require that we register and sell, on our own behalf, Class A common shares the proceeds of which will be used to purchase from such holders Class A units of the operating company or Class A units of the Great Park Venture. We also intend to register Class A common shares that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing lock-up agreements.

We and our executive officers, directors, director nominees, the contributing investors and certain of our existing shareholders (representing, in the aggregate, approximately         % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering and after the completion of the formation transactions) have entered into lock-up agreements with the underwriters of this offering in which we and they have agreed, among other things, not to sell or agree to sell any of our Class A common shares, or any securities convertible into, or exercisable or exchangeable for, our Class A common shares, until 180 days after the date of this prospectus. However, Citigroup Global Markets Inc. and J.P. Morgan Securities, LLC may, with our prior written consent, permit our executive officers, directors, director nominees, contributing investors and certain current owners of Class A common shares to sell shares prior to the expiration of the restricted period. See “Underwriting” for a more complete description of the lock-up agreements that we and our executive officers, directors, director nominees, contributing investors and certain current owners of Class A common shares have entered into with the underwriters.

We cannot predict whether future issuances or sales of our Class A common shares or the availability of shares for resale in the open market will decrease the per share trading price of our Class A common shares. The per share trading price of our Class A common shares may decline significantly when the restrictions on resale by certain of our shareholders lapse or upon the registration of additional Class A common shares pursuant to registration rights granted in connection with this offering.

We do not intend to pay distributions on our Class A common shares for the foreseeable future.

We have no current plans to pay distributions on our Class A common shares in the foreseeable future. We intend to retain our earnings, if any, to use in our ongoing operations. Any decision to declare and pay distributions in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, because we are a holding company and our only asset will be Class A units and Class B units in the operating company, we will only be able to pay distributions from funds we receive from the operating company. Our board of directors has the authority to issue one or more series of preferred shares without action of our shareholders. The issuance of preferred shares could have the effect of limiting distributions on our Class A common shares. Accordingly, you may need to sell your Class A common shares to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

If security or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if such analysts make adverse recommendations regarding our Class A common shares, our share price and trading volume could decline.

If an active trading market for our common shares develops, the trading market will be influenced by whether industry or securities analysts publish research and reports about us, our business, our market or our competitors and, if any analysts do publish such reports, what they publish in those reports. We may not obtain analyst coverage in the future. Any analysts who do cover us may make adverse recommendations regarding our shares, adversely change their recommendations from time to time, or provide more favorable relative recommendations about our competitors. If any analyst who may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, or if analysts fail to cover us or publish reports about us at all, we could lose, or never gain, visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. We caution investors that any forward-looking statements presented in this prospectus are based on our current views and information currently available to us. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “would,” “result” and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. Furthermore, all of the statements regarding future financial performance, including market conditions and demographics and discussions of strategy, plans and intentions, are forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and assumptions, and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. We believe these risks and uncertainties include, but are not limited to, the following:

•	risks associated with the real estate industry;

•	downturns in economic conditions or demographic changes at the national, regional or local levels, particularly in the areas where our properties are located;

•	uncertainty and risks related to zoning and land use laws and regulations, including environmental planning and protection laws;

•	risks associated with development and construction projects;

•	adverse developments in the economic, political, competitive or regulatory climate of California;

•	loss of key personnel;

•	uncertainties and risks related to adverse weather conditions, natural disasters and climate change;

•	fluctuations in interest rates;

•	exposure to liability relating to environmental and health and safety matters;

•	exposure to litigation or other claims;

•	insufficient amounts of insurance or exposure to events that are either uninsured or underinsured;

•	intense competition in the real estate market and our ability to sell properties at desirable prices;

•	fluctuations in real estate values;

•	changes in property taxes;

•	risks associated with our trademarks, trade names and service marks;

•	risks associated with our joint venture investment;

•	conflicts of interest with our directors;

•	general volatility of the capital and credit markets and the price of our Class A common shares; and

•	risks associated with public or private financing or the unavailability thereof.

Please see “Risk Factors” for a more detailed discussion of these and other risks.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law.

USE OF PROCEEDS

We estimate that we will receive gross proceeds from this offering of approximately $            million, or approximately $            million if the underwriters exercise their over-allotment option in full, based on an offering price of $             per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus). After deducting the underwriting discounts and commissions and estimated offering expenses payable by us, we expect to receive net proceeds from this offering of approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full.

We will contribute the net proceeds from this offering to the operating company in exchange for Class A units of the operating company. We expect the operating company to use all of the net proceeds received from us, and a portion of the borrowings under our 364-day credit facility, to pay the cash consideration due in the formation transactions, which we estimate will be approximately $             million, based on an offering price of $             per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus).

DISTRIBUTION POLICY

We have no plans to pay distributions on our Class A common shares in the foreseeable future. Any decision to declare and pay distributions in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and our only asset will be Class A units and Class B units of the operating company, we will only be able to pay distributions from funds we receive from the operating company. In addition, the operating company’s ability to pay distributions to us will depend on the ability of its subsidiaries to pay dividends or distributions to the operating company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus for a discussion of restrictions on our subsidiaries’ ability to pay dividends or distributions.

Holders of our Class B common shares will be entitled to receive distributions of the same type and at the same time as any distributions payable on our outstanding Class A common shares. The distribution ratio between our Class B common shares and our Class A common shares will be determined based on the ratio of the sale price of $         per Class B common share to the initial public offering price for our Class A common shares in this offering. Assuming our Class A common shares are sold at $             per share, which is the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus, holders of Class B common shares will be entitled to receive distributions in an amount per Class B common share equal to the amount of distributions paid on                  Class A common shares. See “Description of Shares—Class B Common Shares.”

We expect to cause the operating company to make distributions to us in an amount sufficient to cover distributions, if any, declared by us. If the operating company makes such distributions, each holder of Class A units of the operating company will be entitled to receive equivalent distributions from the operating company on its Class A units and we expect to cause the Great Park Venture to make distributions on its Class A units in an amount per unit equal to the distributions per Class A unit made by the operating company.

We did not declare or pay any distributions in 2013, 2014 or between January 1, 2015 and the date of this prospectus.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2015:

•	on a historical basis;

•	on a pro forma basis, giving effect to the formation transactions and our credit facilities; and

•	on a pro forma as adjusted basis, giving effect to (1) the formation transactions and our credit facilities, (2) the sale by us of Class A common shares in this offering at the public offering price of $ per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) and our receipt of the estimated net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their over-allotment option) and (3) the use of proceeds from this offering.

You should read this table in conjunction with “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial Information,” “Use of Proceeds,” “Selected Historical Condensed Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Structure and Formation of Our Company” and the condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2015
	Historical	Pro Forma		Pro Forma as Adjusted
	(amounts in thousands, except share and per share data)
Cash	$138,114	$		$
364-day credit facility (1)	—

Long-term debt (including current portion):
Mortgage note payable and other debt	—
Three-year credit facility	—

Total long-term debt (including current portion)	—
Redeemable noncontrolling interests	—
Capital:
Preferred shares (0 shares issued and outstanding, historical; 0 shares issued and outstanding, pro forma and pro forma as adjusted)	—		—		—
Class A common shares (231,854,279 units/shares issued and outstanding, historical; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted)	266,998		—
Class B common shares (80,979,355 units/shares issued and outstanding, historical; shares issued and outstanding, pro forma and pro forma as adjusted)	—
Accumulated other comprehensive loss	(2,701)
Noncontrolling interests	89,044

Total capital	353,341

Total capitalization	$353,341	$		$

(1)	We expect to refinance our 364-day credit facility with long-term debt following the completion of this offering.

DILUTION

If you invest in our Class A common shares, you will experience immediate dilution to the extent of the difference between the initial public offering price per Class A common share and the pro forma as adjusted net tangible book value per Class A common share after this offering.

Our pro forma net tangible book value as of September 30, 2015 was approximately $                     , or $         per Class A common share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the formation transactions. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of Class A common shares outstanding immediately after giving effect to the formation transactions, on a fully diluted basis.

After giving effect to the sale of              Class A common shares in this offering at an assumed initial public offering price of $             per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions, and estimated offering expenses, and giving effect to the use of proceeds of this offering, our pro forma as adjusted net tangible book value as of September 30, 2015 would have been $             million, or $             per Class A common share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing shareholders and the contributing investors, and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors purchasing our Class A common shares in this offering. Dilution to new investors is determined by subtracting pro forma as adjusted net tangible book value after this offering from the assumed initial public offering price paid by new investors purchasing our Class A common shares in this offering.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their over-allotment option:

Assumed initial public offering price per Class A common share		$
Pro forma net tangible book value per Class A common share as of September 30, 2015	$
Net increase in pro forma net tangible book value per Class A common share attributable to this offering

Pro forma as adjusted net tangible book value per Class A common share as of September 30, 2015

Dilution in pro forma as adjusted net tangible book value per Class A common share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $             million, our pro forma as adjusted net tangible book value per share by $             and dilution per share to new investors purchasing our Class A common shares in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. An increase of 1,000,000 shares in the number of Class A common shares offered by us, as set forth on the cover of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $             and decrease the dilution per share to new investors participating in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover of this prospectus, would decrease the pro forma as adjusted net tangible book value per share by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their over-allotment option, you will experience further dilution. In addition, the number of Class A common shares outstanding on a pro forma as adjusted basis above excludes              Class A common shares available for future issuance under the Incentive Award Plan.

The following table summarizes (1) the number of Class A common shares held by our existing shareholders, the number of Class A common shares to be received by the contributing investors in the formation transactions, assuming that all contributing investors exchanged their Class A units of the Great Park Venture for Class A units of the operating company, exchanged their Class A units of the operating company for our Class A common shares and converted their Class B common shares into our Class A common shares, and the number of Class A common shares to be received by new investors purchasing shares in this offering, and (2) our pro forma net tangible book value as of September 30, 2015 after giving effect to the formation transactions but prior to this offering and the total consideration paid in cash by the new investors purchasing our Class A common shares in this offering on an aggregate and per share basis:

	Class A Common Shares Issued			Total Consideration			Average
	(amounts in thousands, except share and per share data)						Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
Contributing investors			%	$		%	$
Investors in this offering			%	$		%	$

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) would increase (decrease) the total consideration paid by new investors purchasing our Class A common shares in this offering by $             million, or increase (decrease) the percent of total consideration paid by new investors purchasing our Class A common shares in this offering by             %, assuming the number of Class A common shares offered by us, as set forth on the cover of this prospectus, remains the same and before deducting underwriting discounts and commission and estimated offering expenses. An increase (decrease) of 1,000,000 shares in the number of Class A common shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors purchasing our Class A common shares in this offering by $             million and increase (decrease) the percent of total consideration paid by new investors purchasing our Class A common shares in this offering in this offering by             %, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of Class A common shares purchased by new investors participating in this offering will increase to , or approximately % of the total number of Class A common shares outstanding; and

•	the immediate dilution experienced by new investors purchasing our Class A common shares in this offering will be $ per share and the pro forma net tangible book value per share will be $ per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial information as of the dates and for the periods presented.

The selected consolidated financial information as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information as of September 30, 2015 and for the nine month periods ended September 30, 2015 and 2014 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations.

As a result of the formation transactions, our financial condition and results of operations will not be comparable to our historical financial information, which did not include the financial condition and results of operations of the Great Park Venture, the San Francisco Venture and the management company. You should read the following selected historical consolidated financial information in conjunction with the information contained in “Summary Historical and Pro Forma Condensed Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Structure and Formation of Our Company” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. For a discussion of how we identified Five Point Holdings, LLC as the predecessor for accounting purposes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Predecessor.”

	(Historical)
	For the nine month period ended September 30,		For the year ended December 31,
	2015	2014	2014	2013
	($ in thousands)
Statement of Operations Data
Revenues
Land sales	$21,051	$46,747	$64,671	$77,561
Operating properties	8,659	8,992	13,682	11,950

Total revenues	29,710	55,739	78,353	89,511

Costs and expenses
Land sales	947	4,075	7,529	9,143
Operating properties	7,636	6,971	9,470	9,513
Selling, general and administrative	15,927	15,167	21,827	22,577
Management fees	3,822	3,588	4,858	5,848

Total costs and expenses	28,332	29,801	43,684	47,081

Income from continuing operations before income tax provision	1,378	25,938	34,669	42,430
Income tax provision	416	6,863	9,173	—

Income from continuing operations	962	19,075	25,496	42,430
Discontinued operations—gain on disposal of Valencia Water Company—net of tax	—	—	—	603

Net income	962	19,075	25,496	43,033
Net income attributable to noncontrolling interests	350	6,735	9,000	9,820

Net income attributable to the company	$612	$12,340	$16,496	$33,213

Balance Sheet Data (as of the end of the period)
Total assets	$462,598		$474,175	$471,258
Total liabilities	109,257		121,844	142,951
Total noncontrolling interests	89,044		88,887	80,453
Total capital	353,341		352,331	328,307

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements have been derived by applying pro forma adjustments to our historical financial statements and the acquired entities included elsewhere in this prospectus.

Our unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our unaudited pro forma condensed consolidated financial statements are based on available information and assumptions that we consider reasonable. Our unaudited pro forma condensed consolidated financial statements do not purport to represent our results of operations or financial position that would actually have occurred if the formation transactions, this offering (including the application of the net proceeds therefrom) and the anticipated borrowings under our credit facilities had been consummated on September 30, 2015 for purposes of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2014 for purposes of the unaudited pro forma condensed consolidated statements of operations, or to project our results of operations or financial position for any future date or period.

Our unaudited pro forma condensed consolidated financial statements as of September 30, 2015, for the nine month period ended September 30, 2015 and for the year ended December 31, 2014, give effect to the following:

•	The transfer by the San Francisco Venture of certain asset and liabilities (including all indebtedness of the San Francisco Venture) to the Lennar-CL Venture, and the distribution of all equity interests in the Lennar-CL Venture to Lennar and an affiliate of Castlelake.

•	The amendment and restatement of our operating agreement to, among other things, reflect (1) a reverse split of existing Class A units, (2) the cancellation of existing Class B units and (3) the creation of Class A common shares and Class B common shares.

•	The issuance and sale of Class B common shares to certain contributing investors and existing unitholders of our operating company who qualify as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) for aggregate consideration of approximately $500,000, or $ per Class B common share.

•	The amendment and restatement of the limited liability company agreement of the operating company to reflect, among other things, (1) the creation of Class A units and Class B units and (2) the issuance of Class A units.

•	The contribution of the proceeds from the sale of our Class B common shares to the operating company, in exchange for Class B units of the operating company.

•	The amendment and restatement of the limited liability company agreement of the Great Park Venture to reflect, among other things, the creation of Class A units, Class B units, Class C units and Class D units, and the issuance of Class A units, Class C units and Class D units.

•	The acquisition by the operating company of Class A units of the Great Park Venture, which will automatically convert into an equal number of Class B units of the Great Park Venture, in exchange for $ in cash consideration.

•	The acquisition by the operating company from a contributing investor of the right to 75% of the cash flow participation payments payable under a terminated commercial development sub-management agreement for Great Park Neighborhoods in respect of non-Legacy Properties from a contributing investor, in exchange for $ in cash consideration.

•	The acquisition by the operating company from a contributing investor of the right to 12.5% of the incentive compensation payments under the existing development management agreement for Great Park Neighborhoods with respect to the non-Legacy Properties, in exchange for Class A units of the operating company.

•	The amendment and restatement of the limited partnership agreement of FP LP to reflect, among other things, the creation of Class A limited partnership interests and Class B limited partnership interests, and the issuance of Class A limited partnership interests and Class B limited partnership interests.

•	The acquisition by FP LP from a contributing investor of the right to 12.5% of the incentive compensation payments under the existing development management agreement for Great Park Neighborhoods with respect to the Legacy Properties, in exchange for Class B partnership interests in FP LP.

•	The distribution by FP Inc. of all available cash to its equityholders.

•	The acquisition by the operating company of all of the outstanding Class A partnership interests in FP LP, other than those held by FP Inc., and all of the stock of FP Inc., in exchange for an aggregate of Class A units of the operating company.

•	The exchange of FPL units, representing all of the outstanding FPL units not held by the operating company or the management company, for Class A units of the operating company.

•	The amendment and restatement of the limited liability company agreement of the San Francisco Venture to reflect, among other things, the creation of units.

•	The contribution by the operating company of (1) all of its Class B units of the Great Park Venture and (2) FPL units to the San Francisco Venture, in exchange for units of the San Francisco Venture.

•	The contribution by FP Inc. of FPL units to the San Francisco Venture, in exchange for units of the San Francisco Venture.

•	The contribution of $120 million to the San Francisco Venture by the contributing investors who owned outstanding equity interests in the San Francisco Venture prior to this offering in four equal installments (prior to this offering and within 90, 180 and 270 days following this offering, respectively).

•	The acquisition by the operating company of all of the outstanding units of the San Francisco Venture, other than those held by the operating company or the management company, for an aggregate of Class A units of the operating company.

•	Our entry into an agreement pursuant to which (1) we will reimburse the Lennar-CL Venture for a portion of the indebtedness assumed by the Lennar-CL Venture, plus certain interest related thereto, and (2) the Lennar-CL Venture will pay the San Francisco Venture for certain incurred but unpaid accounts payable as of the completion of this offering.

•	Our entry into a tax receivable agreement with certain contributing investors.

•	The payment of $12 million, and the award of restricted share units, to current and former officers, directors, employees and consultants as compensation for prior services. The restricted share units will be fully vested and settle in our Class A common shares on a quarterly basis over four years.

•	Our entry into credit agreements providing for (1) our three-year credit facility in an aggregate amount of $150 million and (2) our 364-day credit facility in an aggregate amount of $250 million.

•	The completion of this offering (assuming no exercise by the underwriters of their over-allotment option), including the application of the net proceeds therefrom.

In connection with the formation transactions, we will enter into a transition services agreement with Lennar. Under the transition services agreement, Lennar will provide (1) services of the same type, and at substantially the same cost, as those historically provided by Lennar to the management company under an existing services agreement and (2) services that it historically provided to the San Francisco Venture in its capacity as managing member of that entity. No pro forma adjustment has been made for the transition services agreement because a portion of the costs is already reflected in the historical financial statements and the remainder is expected to be immaterial on a pro forma basis.

Following the offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting and legal services and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations under the Exchange Act. No pro forma adjustments have been made to reflect such costs.

In addition, following this offering, we expect to (1) incur additional costs in connection with the management of the San Francisco Venture that are not reflected in the historical financial statements of the San Francisco Venture and its subsidiaries as a result of the termination of the management arrangement with Lennar and (2) receive additional fees in connection with managing the Treasure Island community. No pro forma adjustments have been made to reflect such costs or fees.

Five Point Holdings, LLC and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2015

(in thousands)

	Five Point	Offering	Great Park Venture	San Francisco Venture	Management Company	Acquisition Adjustments	Other Pro Forma Adjustments		Pro Forma Company
	(A)	(B)	(A)	(A)	(A)	(C)
ASSETS
Cash and cash equivalents	$138,114		$35,105	$25,155	$2,283			(D)
								(E)
								(F)
Investments	25,000		—	—	—
Inventories	247,317		1,335,155	444,829	—
Other assets	52,167		20,289	10,490	24,996
Goodwill	—		—	—	—

Total assets	$462,598		$1,390,549	$480,474	$27,279

LIABILITIES AND EQUITY
Liabilities:
Debt	$—		$39,008	$311,531	$—			(F)
Other liabilities	100,354		192,615	30,502	12,511			(G)
Deferred income tax liability, net	8,903		—	—	—			(G)

Total liabilities	109,257		231,623	342,033	12,511

Redeemable noncontrolling interests (Class C units of the Great Park Venture)	—		—	—	—

Equity:
Owners’ equity	—		1,158,926	138,441	14,168
Accumulated other comprehensive loss	(2,701)		—	—	(113)
Preferred shares	—		—	—	—
Class A and Class B common shares	266,998		—	—	—			(D)
								(E)
								(F)
								(G)
								(H)

Total shareholders’ equity and owners’ equity	264,297		1,158,926	138,441	14,055

Noncontrolling interests:
Class A units of the Great Park Venture	—		—	—	—
Class D units of the Great Park Venture	—		—	—	—
Class B units of the management company	—		—	—	—
Class A units of the operating company	—		—	—	—			(H)
Other	89,044		—	—	713			(I)

Total noncontrolling interests	89,044		—	—	713

Total equity	353,341		1,158,926	138,441	14,768

TOTAL LIABILITIES AND EQUITY	$462,598		$1,390,549	$480,474	$27,279

Five Point Holdings, LLC and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Month Period Ended September 30, 2015

(in thousands, except per share data)

	Five Point	Great Park Venture	San Francisco Venture	Management Company	Acquisition Adjustments		Other Pro Forma Adjustments		Pro Forma Company
	(AA)	(AA)	(AA)	(AA)
Revenues:
Land and home sales	$21,051	$245,719	$19,418	$—	(19,418)	(BB)
Management fees	—	—	—	13,381		(CC)
Operating properties	8,659	—	381	—	(355)	(BB)

Total revenues	29,710	245,719	19,799	13,381

Costs and expenses:
Land and home sales	947	150,201	18,595	—	(18,595)	(BB) (DD)
Operating properties	7,636	—	—	—
Selling, general and administrative	15,927	16,782	13,309	12,315	(5,760)	(BB) (CC)		(FF)
Management fees	3,822	2,438	—	—		(CC)

Total costs and expenses	28,332	169,421	31,904	12,315

Gain on extinguishment of debt	—	46,400	—	—

Income (loss) before income tax (provision) and equity earnings of unconsolidated entities	1,378	122,698	(12,105)	1,066
Income tax provision	416	—	—	—				(GG)
Equity earnings of unconsolidated entities	—	—	—	414		(EE)

Net income (loss)	962	122,698	(12,105)	1,480
Less net income attributable to noncontrolling interests	350	—	—	12				(HH)

Net income (loss) attributable to the company	$612	$122,698	$(12,105)	$1,468

Pro forma earnings per share
Basic									$
Diluted									$
Pro forma weighted average Class A common shares outstanding
Basic										(II)
Diluted										(II)

Five Point Holdings, LLC and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2014

(in thousands, except per share data)

	Five Point	Great Park Venture	San Francisco Venture	Management Company	Acquisition Adjustments		Other Pro Forma Adjustments		Pro Forma Company
	(AA)	(AA)	(AA)	(AA)
Revenues:
Land sales	$64,671	$387,485	$—	$—
Management fees	—	—	—	26,032		(CC)
Operating properties	13,682	—	479	—	(479)	(BB)

Total revenues	78,353	387,485	479	26,032

Costs and expenses:
Land sales	7,529	246,928	—	—		(DD)
Operating properties	9,470	—	—	—
Selling, general and administrative	21,827	18,154	6,848	22,306	(3,845)	(BB) (CC)		(FF)
Management fees	4,858	3,250	—	—		(CC)

Total costs and expenses	43,684	268,332	6,848	22,306

Income (loss) before income tax provision and equity in earnings of unconsolidated entities	34,669	119,153	(6,369)	3,726
Income tax provision	9,173	—	—	—				(GG)
Equity in earnings of unconsolidated entities	—	—	—	6,418		(EE)

Net income (loss)	25,496	119,153	(6,369)	10,144
Less net income attributable to noncontrolling interests	9,000	—	—	249				(HH)

Net income (loss) attributable to the company	$16,496	$119,153	$(6,369)	$9,895

Pro forma earnings per share
Basic									$
Diluted									$
Pro forma weighted average Class A common shares outstanding
Basic										(II)
Diluted										(II)

Five Point Holdings, LLC and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial statements of Newhall Holding Company, LLC, to be renamed Five Point Holdings, LLC prior to the completion of this offering (“Five Point” and, together with its subsidiaries, the “Company,” “we,” “our” or “us”), as of September 30, 2015, for the nine month period ended September 30, 2015 and for the year ended December 31, 2014 are derived from the financial statements of: (1) the Company; (2) Heritage Fields LLC (the “Great Park Venture”) and its subsidiaries; (3) The Shipyard Communities, LLC (the “San Francisco Venture”) and its subsidiaries and (4) Five Point Communities Management, Inc. (“FP Inc.”) and Five Point Communities, LP (“FP LP” and, together with FP Inc., the “management company”) and its subsidiary, and are presented as if the transactions described under “Structure and Formation of Our Company” (the “formation transactions”), this offering (including the application of the net proceeds therefrom) and $             million of borrowings under our credit facilities had occurred on September 30, 2015 for purposes of the unaudited pro forma condensed consolidated balance sheet and on January 1, 2014 for purposes of the unaudited pro forma condensed consolidated statements of operations.

Following the completion of the formation transactions and this offering, all of our assets will be held by, and our operations will be conducted through, Five Point Operating Company, LLC (the “operating company”). Upon completion of the formation transactions and this offering, we will be the sole operating managing member of the operating company, will own         % of the outstanding Class A units (approximately         % on a fully diluted basis), and 100% of the outstanding Class B units, of the operating company and will have a controlling financial interest in the operating company. As such, we will consolidate the financial results of the operating company and its consolidated subsidiaries.

In addition, upon completion of the formation transactions and this offering, the operating company will be the sole manager, and will indirectly own                  Class B units (100% of the outstanding Class B units), of the Great Park Venture. As the sole manager of the Great Park Venture, the operating company will exercise exclusive and complete responsibility and discretion in the day-to-day management and control of the Great Park Venture, subject to certain approval rights of minority investors. As a result of the operating company’s controlling financial interest in the Great Park Venture, we will consolidate the assets, liabilities and results of operations of the Great Park Venture. Holders of Class D units of the Great Park Venture will be entitled to receive (1) the net proceeds from sales of Great Park Neighborhoods development areas known as Development Areas 1 North and 7 (collectively, the “Legacy Properties”), whether they occur before or after this offering, and (2) 10% of any distributions made by the property-owning subsidiary of the Great Park Venture (“GPV Subsidiary”), excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million. For more information regarding the management and rights of equityholders of the Great Park Venture, see “Description of the Operating Agreement of the Great Park Venture.” In addition, holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.

Five Point will be the accounting acquirer in the formation transactions and will be our predecessor. Prior to the formation transactions, Five Point had a controlling interest in the operating company. We intend to conduct all of our business through the operating company. Our businesses to be acquired were not under common control prior to the formation transactions, despite having commonality of several owners. In determining our predecessor, we considered factors, including, but not limited to, the entity that will be considered the accounting acquirer upon the completion of the formation transactions, the extent of historical operations, the relative size of each business to be acquired, and our organizational and governance structure subsequent to the formation transactions and this offering.

We refer to the Great Park Venture, the San Francisco Venture and the management company as the “acquired entities” and we refer to the investors from whom we acquire equity interests in the acquired entities and other assets as the “contributing investors.” Our acquisition of equity interests in the acquired entities will be accounted for under the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations and recorded at the estimated fair value of the acquired assets and assumed liabilities.

The accompanying unaudited pro forma condensed consolidated financial statements reflect our preliminary estimate of purchase accounting fair value adjustments and purchase price allocations. These preliminary estimates are subject to change. Differences between these preliminary estimates and the final acquisition accounting may occur and any differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and our future results of operations.

2. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(A)	Represents the historical balance sheet data as of September 30, 2015 for Five Point, the Great Park Venture, the San Francisco Venture and the management company, which are derived from the unaudited condensed financial statements for such entities included elsewhere in this prospectus.

(B)	Based on an assumed offering price of $ per Class A common share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) and the sale of Class A common shares in this offering, we estimate that net proceeds from this offering will be approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $ million.

We will contribute the net proceeds from this offering to the operating company in exchange for Class A units of the operating company. We expect the operating company to use all of the net proceeds received from us, and a portion of the borrowings under our 364-day credit facility, to pay the cash consideration due in the formation transactions, which we estimate will be approximately $         million, based on an offering price of $         per share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus).

(C)	Represents the changes in assets and liabilities as a result of acquiring equity interests in the acquired entities and other assets in the formation transactions and recording the assets and liabilities of the acquired entities at their estimated fair value. The estimated fair value of such assets and liabilities were measured in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, which establishes the framework for measuring fair value. The estimates of fair value, particularly for inventory assets acquired and cash flow participation obligations assumed, require significant assumptions on the part of management, including estimates of future cash flows and appropriate discount rates. The unaudited pro forma condensed consolidated balance sheet reflects our preliminary estimate of purchase accounting fair value adjustments and purchase price allocations. These preliminary estimates are subject to change. Factors that may impact the final determination of fair value include, among other things, changes in the assets and liabilities of the acquired entities through the completion of this offering. Changes in market conditions could also impact our underlying assumptions, such as assumptions around land sale prices, development costs, timing of sales and expenditures and discount rates. Differences between these preliminary estimates and the final acquisition accounting may occur and any differences could cause our consolidated financial statements to differ materially from the accompanying unaudited pro forma condensed consolidated financial statements and our future results of operations.

Pursuant to the contribution and sale agreement, the consideration for acquiring equity interests in the acquired entities will be Class A units of the operating company and cash. Our unaudited pro forma condensed consolidated financial statements assume that the purchase price for the equity interests in the acquired entities is equal to the sum of the cash consideration and the product of (1)                  Class A units of the operating company, and (2) the assumed offering price of $         per Class A common share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus). Our estimate of the purchase price shown below is preliminary and subject to change as a result of the actual price per Class A common share sold in this offering.

(A) Cash paid to acquire Class A units of the Great Park Venture	$
(B) Class A units of the operating company
(C) Assumed offering price per Class A common share	$

Estimated Purchase Price (A+(B x C))	$

The following table summarizes adjustments reflecting the transfer by the San Francisco Venture prior to this offering of certain assets and liabilities to a newly formed wholly owned subsidiary (the “Lennar-CL Venture”), and certain obligations entered into in connection with such transfer, the fair value adjustments made with respect to the acquired entities based on the preliminary allocation of the estimated purchase price, and certain eliminations resulting from the consolidation of the financial statements following the formation transactions. The preliminary allocation of purchase price is based on our best estimates and the final allocation, which will be based on the final determination of the purchase price and the fair value at the date of acquisition of the acquired assets and assumed liabilities, may be materially different.

(in thousands)	Historical Book Value of Acquisitions(1)	Transfer to Lennar-CL Venture(2)	As Adjusted Book Value of Acquisitions	Fair Value Adjustments		Fair Value of Acquisitions			Eliminations and Other		Acquisition Adjustments
	(A)	(B)	(A)+(B)=(C)	(D)			(C)+(D)=(E)		(F)		(B)+(D)+(F)
Cash and cash equivalents	$62,543	4,845	67,388		(3)					(11)
Inventories	1,779,984	(156,503)	1,623,481		(3)(4)
Other assets	55,775	4,008	59,783		(5)(6)					(5)
Goodwill					(7)
Mortgage note payable and other debt	(350,539)	246,401	(104,138)		(8)
Other liabilities	(235,628)	(68,940)	(304,568)		(9)					(8)(12)

Net assets	$1,312,135	$29,811	$1,341,946
Noncontrolling interests								(10)

Estimated purchase price						$

(1)	Represents the summation of the historical balance sheet data as of September 30, 2015 for the Great Park Venture, the San Francisco Venture and the management company, which are derived from the unaudited condensed consolidated financial statements for such entities included elsewhere in this prospectus.

(2)	Represents (1) the transfer by the San Francisco Venture of certain assets and liabilities to the Lennar-CL Venture, (2) the contribution of $120 million to the San Francisco Venture by the contributing investors who owned outstanding equity interests in the San Francisco Venture prior to this offering in four equal installments (prior to this offering and within 90, 180 and 270 days following this offering, respectively), (3) the distribution of all outstanding equity interests in the Lennar-CL Venture to the contributing investors who owned outstanding equity interests in the San Francisco Venture prior to this offering, (4) the obligation of the San Francisco Venture to reimburse the Lennar-CL Venture for certain indebtedness assumed by the Lennar-CL Venture and (5) the obligation of the Lennar-CL Venture to pay the San Francisco Venture for certain incurred but unpaid accounts payable as of the balance sheet date.

(3)	Prior to the completion of the formation transactions, FP Inc. will make a planned distribution to its equityholders of all of its available cash, which was $2.3 million as of September 30, 2015.

(4)	Represents the increase to fair value over historical book value for the inventories of the acquired entities. Our preliminary estimate of fair value for the purpose of allocating the purchase price among the assets and liabilities of the acquired entities is based on projected discounted cash flows for each acquired entity and is subject to change due to changes in the assumptions used in the final fair value determination. Additionally, the components of inventories could change significantly due to the normal operations of the acquired entities through the completion of this offering, primarily due to development activities and land and home sales.

(5)	Includes $ million attributable to the management company’s investments in its unconsolidated entities, in the form of investments in FPL and the Great Park Venture. Upon consolidation of the financial statements of the acquired entities, the management company’s equity interests in FPL and the Great Park Venture will be eliminated.

(6)	Includes $ million attributable to the estimated fair value of incentive compensation arrangements due to the FP Inc., as nominee for FP LP, under the amended and restated development management agreement for Great Park Neighborhoods with respect to both non-Legacy Properties and Legacy Properties. Upon consolidation of the financial statements of the acquired entities, the amounts payable by the property-owning subsidiary of the Great Park Venture (“GPV Subsidiary”) to the management company under the development management agreement for the Great Park Neighborhoods will be eliminated.

(7)	Goodwill represents the excess of consideration transferred over identifiable assets acquired and liabilities assumed primarily attributable to the acquisition of the management company.

(8)	Mortgage note payable and other debt of the Great Park Venture includes certain cash flow participation arrangements. We estimate that the fair value of those arrangements was $ million higher than their historical book value as of September 30, 2015. Our estimate is based on expected cash flows from the development and sales of our inventories and is subject to change due to changes in the assumptions used in the final determination of fair value.

(9)	Includes the estimated fair value adjustments attributable to the reimbursement obligation to the Lennar-CL Venture for borrowings previously incurred in connection with the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to be the Lennar-CL Venture, incentive compensation payments and cash flow participation payments by GPV Subsidiary under its development management agreement and a terminated commercial development sub-management agreement, respectively (approximately $ million in the aggregate). In connection with the formation transactions, the right to receive a portion of the incentive compensation payments and cash flow participation payments (approximately $ million) will be acquired by the operating company for cash or Class A units of the operating company and will be eliminated along with the corresponding liability. Additionally, through the acquisition of the management company, incentive compensation amounts payable by the GPV Subsidiary to the management company under the development management agreement (approximately $ million) will be eliminated.

(10)	Represents the fair value of the noncontrolling interests of the acquired entities. We have measured the fair value of the noncontrolling interests based on discounted projected cash flows. The estimated fair value of the noncontrolling interests is subject to change due to changes in the assumptions used in the final fair value determination. Additionally, the components of inventories could change significantly due to the normal operations of the acquired entities through the completion of this offering, primarily due to land and home sales related to the Legacy Properties. The noncontrolling interests of the acquired entities are comprised of the following:

a.	Class A units of the Great Park Venture, which will be held by certain contributing investors. Holders of Class A units of the Great Park Venture may exchange their units for Class A units of the operating company on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), which will then be exchangeable, after a 12 month holding period, for Class A common shares or, at our option, cash in an amount equal to the market value of such shares at the time of exchange. The 12 month holding period for any Class A units of the operating company issued in exchange for Class A units of the Great Park Venture will be calculated by including the period that such Class A units of the Great Park Venture were owned.

b.	Class C units of the Great Park Venture, which will be held by certain contributing investors, will be entitled to receive their pro rata distributions of cash generated by activities of the Great Park Venture (other than distributions payable to the Class D units of the Great Park Venture). Upon the fifth anniversary of this offering, the Class C units of the Great Park Venture are redeemable for cash at the option of the holder. Until such date, we will report this noncontrolling interest as temporary equity.

c.	Class D units of the Great Park Venture, which will be held by certain contributing investors, will be entitled to their pro rata portion of (1) the net proceed from sales of the Legacy Properties, whether they occur before or after this offering, and (2) 10% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million.

d.	Class B partnership interests in FP LP, which will be held by certain contributing investors, will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.

(11)	Represents the cash consideration of $ million paid by the operating company for Class A units of the Great Park Venture, which will automatically convert into an equal number of Class B units of the Great Park Venture. Additionally, in connection with the formation transactions, the operating company will acquire the right to 75% of the cash flow participation payments payable under a terminated commercial development sub-management agreement for Great Park Neighborhoods from a contributing investor, in exchange for $ million in cash consideration.

(12)	Represents direct, incremental costs of the formation transactions that are not yet reflected in the historical financial statements of Five Point and the acquired entities.

(D)	Represents the sale of Class B common shares to certain contributing investors and existing unitholders of our operating company who qualify as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) for aggregate consideration of approximately $500,000, or $ per Class B common share. We will contribute the net proceeds from the sale of our Class B common shares to the operating company in exchange for Class B units of the operating company.

(E)	Represents our payment of $12.0 million in cash, and the award of restricted share units, to current and former officers, directors, employees and consultants.

(F)	Represents the incurrence of $ million of debt under our 364-day credit facility, less issuance costs of $ , resulting in net cash proceeds of $ million. Since we expect that interest expense associated with the debt will be eligible for capitalization to inventories, no adjustment to the pro forma condensed consolidated statements of operations has been presented.

(G)	Assumes that the full benefit of the increase in tax basis resulting from the operating company’s purchase of Class A units of the Great Park Venture for cash will be realized upon the completion of the formation transactions and offset by the recording of a liability in the amount of $ for our obligations under the tax receivable agreement in respect of: (a) the increase in tax basis attributable to the operating company’s purchase of Class A units of the Great Park Venture for cash; (b) allocations that result from the application of the principles of Section 704(c) of the Code; and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement.

As discussed under “Risk Factors—Our ability to utilize our net operating loss carryforwards and other tax attributes may be limited,” our ability to realize the net cash savings described elsewhere in this prospectus will depend on a number of factors, including, among others, the amount and timing of taxable income that we generate in the future and any future limitations that may be imposed on our ability to use certain net tax assets.

(H)	Following the formation transactions and this offering, we will record a significant noncontrolling interest in the operating company relating to the ownership interests in the consolidated net assets of the operating company and its subsidiaries held by the contributing investors and other third parties who held equity interests in the operating company prior to the formation transactions. As described in “Structure and Formation of Our Company” and “Description of the Operating Agreement of the Operating Company,” our equity interests in the operating company will entitle us to share in cash distributions from, and in the profits and losses of, the operating company on a pro rata basis in accordance with our percentage ownership. Following the consummation of the formation transactions and this offering, we will own an aggregate of Class A units and all of the Class B units of the operating company, resulting in a % ownership percentage of the operating company. The pro forma adjustment to reflect the allocation of noncontrolling interest in the operating company at the pro forma balance sheet date is as follows:

Total pro forma permanent and temporary equity
Less equity attributable to paid-in capital
Less noncontrolling interests of the acquired entities

Total operating company equity attributable to Class A units (A)
Class A units of the operating company held by contributing investors and other third parties (B)
Total Class A units of the operating company issued (C)
Percentage ownership of noncontrolling interests (D)=(B)/(C)

Adjustment to noncontrolling interests (A)x(D)	$

(I)	Represents the elimination of the historical noncontrolling interests of Five Point and the management company, which will be recorded as noncontrolling interests in the Class A units of the operating company and the Class A units and Class D units of the Great Park Venture, respectively.

3. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

(AA)	Represents the historical results of operations of (1) Five Point, the Great Park Venture, the San Francisco Venture and the management company for the nine month period ended September 30, 2015 and for the year ended December 31, 2014, which are derived from the unaudited financial statements and audited financial statements for such entities included elsewhere in this prospectus.

(BB)	Represents the revenues and expenses associated with the assets and liabilities transferred to a wholly owned subsidiary of the San Francisco Venture, followed by the distribution of all equity interests in the subsidiary to the contributing investors that owned equity interests in the San Francisco Venture prior to this offering.

(CC)	Included in historical results of the management company, Five Point and the Great Park Venture are management fee revenues, including expense reimbursements, earned under the management company’s development management agreements with FPL and the Great Park Venture, which are reflected as “management fees” revenue for the management company and as “selling, general and administrative” expenses and “management fees” expense for Five Point and the Great Park Venture, respectively. Upon the consummation of the formation transactions, these revenues and expenses will be eliminated.

Due to a difference in timing between when the management company recorded revenue and when the Great Park Venture recorded expense for the 2014 fiscal year, eliminated management fee revenue exceeds eliminated management fee expense by $8.5 million.

(DD)	Represents the increase in cost of land sales attributable to the increase to fair value of the Great Park Venture and the San Francisco Venture’s inventories as a result of purchase accounting adjustments. Due to the length of the development cycle at each of the acquired entities, the increase to inventories will have a continuing impact on the results of operations.

(EE)	Represents the elimination of the management company’s equity in earnings of its unconsolidated entities, in the form of investments in Five Point and the Great Park Venture, which are already reflected in the historical results of operations for Five Point and the Great Park Venture.

(FF)	Represents the removal of transaction costs incurred and included in the historical results of Five Point and the acquired entities in connection with the formation transactions and this offering in the amount of $8.1 million for the nine month period ended September 30, 2015 and $0 for the year ended December 31, 2014.

(GG)	Represents the adjustment for the impact of U.S. federal and state income taxes from our allocable share of income generated by the operating company and its subsidiaries. All operations will be carried out by the operating company and its subsidiaries which are pass-through entities and generally not subject to federal or state income taxation, as all of the taxable income, gains, losses deductions, and credits are passed through to the partners. Five Point is responsible for income taxes on its share of taxable income or loss passed through from the operating company.

The pro forma adjustment to reflect the allocation of income tax (benefit) provision to the Company is as follows:

	For the nine month period ended September 30, 2015		For the year ended December 31, 2014
Pro forma income (loss) before income tax (benefit) provision	$		$
Less pro forma net income (loss) before income tax (benefit) provision attributable to noncontrolling interests (Note (HH))

Pro forma income (loss) before income tax provision attributable to the Company
Maximum statutory tax rate (1)		40.75%		40.75%
Pro forma income tax (benefit) provision	$		$
Less prior recorded income tax provision		$416		$9,173

Adjustment to income tax (benefit) provision	$		$

(1)	Assumes that we are taxed as a C-corporation at the highest statutory rates apportioned to each applicable state or local tax jurisdiction.

(HH)	As described in “Structure and Formation of Our Company,” minority investors, including the contributing investors, will have an approximately % ownership percentage of the operating company and own 100% of the Class B partnership interests in FP LP and 100% of the Class A units, Class C units and Class D units of the Great Park Venture.

No pro forma adjustment was made with respect to the noncontrolling interest attributable to the Class B partnership interests in FP LP because such interests are only entitled to distributions in respect of the Legacy Properties and will not have an impact on the Company’s income statement following the sale of the Legacy Properties.

The Class D units of the Great Park Venture are only entitled to (1) distributions attributable to the Legacy Properties and (2) 10% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million. No pro forma adjustment was made with respect to the noncontrolling interest attributable to the Legacy Property distributions because such distributions will not have an impact on the Company’s income statement following the sale of the Legacy Properties. In addition, no pro forma adjustment was made with respect to the noncontrolling interest attributable to the GPV Subsidiary distributions because no distributions were made in the periods presented that would have resulted in a payment to the holders of Class D units of the Great Park Venture.

The pro forma adjustment to reflect the allocation of net income (loss) to noncontrolling interests is as follows:

	For the nine month period ended September 30, 2015	For the year ended December 31, 2014
(A) Pro forma income (loss) before income tax (benefit) provision attributable to Class C units of the Great Park Venture (1)	$	$
(B) Pro forma income (loss) before income tax (benefit) provision attributable to Class A units of the operating company (2)

Pro forma income (loss) before income tax (benefit) provision attributable to noncontrolling interests ((A) + (B))
Less income (loss) before income tax (benefit) provision attributable to noncontrolling interests, before adjustment

Adjustment to noncontrolling interest	$	$

(1)	Represents % of the income (loss) before income tax (benefit) provision of the Great Park Venture.

(2)	Assumes that Class A units of the Great Park Venture have been exchanged for Class A units of the operating company, which would result in us having a % ownership percentage of the operating company.

(II)	Below is a calculation of the basic and diluted weighted average outstanding Class A common shares.

Basic	For the nine month period ended September 30, 2015	For the year ended December 31, 2014
Class A common shares held by our existing shareholders
Class A common shares issued to certain of our employees (fully vested)
Class A common shares, the net proceeds of which were used by the operating company to purchase Class A units of the Great Park Venture

Total Shares

Diluted
Basic shares
Maximum number of Class A common shares to be issued upon the conversion of all outstanding Class B common shares into Class A common shares, based on an assumed price of $ per Class A common share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus)
Maximum number of Class A common shares to be issued in exchange for all outstanding Class A units of the operating company (including all Class A units of the Great Park Venture that can be exchanged therefor) other than those held by us (1)

Total Shares

(1)	This pro forma adjustment assumes that all Class A units of the operating company (including Class A units of the operating company issuable in exchange for Class A units of the Great Park Venture) have been exchanged for Class A common shares. However, as described more fully in “Description of the Operating Agreement of the Operating Company—Exchange/Redemption Rights,” such Class A units of the operating company (including Class A units of the operating company issuable in exchange for Class A units of the Great Park Venture) cannot be exchanged for Class A common shares until 12 months after the completion of this offering and are subject to our right to elect to acquire such Class A units for cash based on the fair market value of an equivalent number of Class A common shares at the time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors” and the matters set forth in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

You should read this discussion in conjunction with the other financial information included elsewhere in this prospectus, including “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Business and Properties” and the consolidated financial statements and related notes thereto.

As used in this section, “we,” “us” and “our” refer to Five Point Holdings, LLC and its consolidated subsidiaries after giving effect to the formation transactions.

Overview

The Formation Transactions

Upon completion of the formation transactions and this offering, we will own interests in and control the management of Great Park Neighborhoods, Newhall Ranch and The San Francisco Shipyard and Candlestick Point. We will be the sole operating managing member of the operating company and we will own approximately             % of the operating company (approximately             % on a fully diluted basis). We intend to conduct all of our businesses in or through the operating company, which will directly or indirectly own equity interests in, and control the management of, the Great Park Venture, the San Francisco Venture, Newhall Land & Farming and the management company.

Our Predecessor

We have identified Five Point Holdings, LLC as our predecessor for accounting purposes. Prior to the formation transactions, Five Point Holdings, LLC had a controlling interest in our operating company. Our businesses to be acquired were not under common control prior to the formation transactions, despite having commonality of several owners. In determining Five Point Holdings, LLC as our predecessor, we considered factors, including, but not limited to, the entity that will be considered the accounting acquirer upon the completion of the formation transactions, the extent of historical operations, the relative size of each business to be acquired and our organizational and governance structure subsequent to the formation transactions and this offering.

Our Business

We are the largest owner and developer of mixed-use, master-planned communities in coastal California, based on the total number of residential homesites permitted to be built under existing entitled zoning. We are primarily engaged in the business of planning and developing our three mixed-use, master-planned communities, and our principal source of revenue is the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also retain a portion of the commercial and multi-family properties in our communities as income-producing assets.

We are the initial developer of our three communities that will include approximately 40,000 residential homes and approximately 20 million square feet of commercial space over a period of more than 10 years. Our three mixed-use, master-planned communities are: (1) Great Park Neighborhoods in Orange County; (2) Newhall Ranch in Los Angeles County; and (3) The San Francisco Shipyard and Candlestick Point in the City of San Francisco.

We stage the development process to optimize the pace of land sales and land values within our communities. As a result, we are often in multiple phases of the development lifecycle within our communities.

The development lifecycle of our mixed-use, master-planned communities can be broken down into several phases. First, we obtain title, or the contractual right to acquire title, to the undeveloped land. Second, we obtain the necessary primary entitlements from governmental agencies for the community, which typically include zoning and general plan approvals and certification of an environmental impact report under the California Environmental Quality Act, as well as any state or federal permits required for development. Third, we continue to refine the master plan for the community beyond the primary entitlements by planning and subdividing the land into separate legal lots for residential and commercial development and obtaining any other requisite discretionary approvals needed to commence construction. Fourth, we make significant investments in the community’s infrastructure and common improvements, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces), and prepare each lot for sale or development by us. Fifth, residential and commercial lots within the community are typically sold to homebuilders, commercial developers or commercial buyers, although in some cases we may retain lots and build homes or commercial buildings ourselves. Sixth, homebuilders construct the homes and commercial developers, commercial buyers or we construct the commercial buildings. Finally, homebuilders or commercial builders sell the homes or commercial buildings to homebuyers or commercial buyers, although in some cases we may retain certain income-producing properties. Given the large scale of our communities, some of these phases may occur concurrently across different parts of a single community. Further, depending on the specific plans for each community, these phases may occur in a different sequence than as described above.

Within the development lifecycle, our cash expenditures are concentrated in the title acquisition, entitlement and infrastructure development phases, and our revenue generation occurs in the land sale phase. If we also build all or a portion of the homes or commercial buildings within a community, we incur additional development costs and recognize additional revenue when homes or commercial properties are sold. In addition, with respect to properties that we may retain in the future, we will recognize revenue in connection with lease or other related payments from tenants.

Our principal source of revenue generation is from selling homesites to homebuilders and commercial lots to commercial developers or commercial buyers. We primarily sell homesites to national, regional and local homebuilders in a competitive process, although in some cases we may negotiate with a single homebuilder directly. Our residential land sales typically require a cash payment upfront and include participation provisions that allow us to share in the profits realized by the homebuilders if the overall profitability of a block of homes exceeds an agreed-upon margin. We may sell commercial lots to commercial developers through a competitive process or we may negotiate directly with a commercial buyer. We also regularly assess our development plan and may retain a portion of the commercial or multi-family properties in our communities as income-producing assets.

In the ordinary course of our business, we have sold homesites to Lennar. For the nine month period ended September 30, 2015, we recognized $12.3 million in revenue from land sales pursuant to purchase and sale agreements with Lennar. For the years ended December 31, 2014 and 2013, we recognized $31.6 million and $10.0 million, respectively, of revenue from land sales pursuant to purchase and sale agreements with Lennar. For additional information about transactions with Lennar, see “Certain Relationships and Related Transactions—Other Transactions with Lennar.” Other than Lennar, no customer accounted for more than 10% of our revenue, pro forma for the formation transactions, during the nine month period ended September 30, 2015 or during the years ended December 31, 2014 and 2013.

Our Segments

Upon completion of this offering, we anticipate having three reportable segments corresponding to our communities: (1) Great Park Neighborhoods; (2) Newhall Ranch; and (3) The San Francisco Shipyard and Candlestick Point.

Great Park Neighborhoods

Great Park Neighborhoods consists of approximately 2,100 acres in Orange County and is being built around the approximately 1,300 acre Orange County Great Park, a metropolitan public park that is under construction and, upon completion, will be nearly twice the size of New York’s Central Park. Great Park Neighborhoods is designed to include approximately 9,500 homesites and approximately 4.9 million square feet of commercial space.

We sold the first homesites in April 2013 and, as of September 30, 2015, we had sold 1,976 homesites (including 221 affordable homesites) and commercial land allowing for development of up to 2 million square feet of commercial space for aggregate consideration of approximately $962.5 million. For additional information about the status of development at Great Park Neighborhoods, see “Business and Properties—Our Communities—Great Park Neighborhoods—Development Status.”

Holders of Class D units of the Great Park Venture will be entitled to receive (1) the net proceeds from sales of the Legacy Properties, whether they occur before or after this offering, and (2) 10% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million. For information about the development areas as to which the sales proceeds are payable to these investors, see “Business and Properties—Our Communities—Great Park Venture—Development Status.” On a going forward basis, our reportable segment will show revenue and expenses associated with the Legacy Properties, but amounts of net income attributable to the Class D units of the Great Park Venture will be deducted in arriving at net income attributable to the Company.

Newhall Ranch

Newhall Ranch consists of approximately 15,000 acres in one of the last growth corridors of northern Los Angeles County. Newhall Ranch is designed to include approximately 21,500 homesites and approximately 11.5 million square feet of commercial space within this community. Newhall Ranch is directly adjacent to our completed, award-winning Valencia master-planned community, where today approximately 20,000 households reside and approximately 60,000 people work.

On November 30, 2015, the Supreme Court of California issued a ruling under CEQA, which will require CDFW and a lower court of appeals to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of certain fish species and cultural resources completed by CDFW in connection with approving the EIR for Newhall Ranch. Although the Supreme Court’s ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we desire to develop, increase our financial commitments to local or state agencies or organizations, or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates (see “Business and Properties—Newhall Ranch—Development Status”), but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. We also are involved in related lawsuits regarding the approvals and permits that have been issued for the Mission Village and Landmark Village development areas within Newhall Ranch, which could result in similar impacts. We continue to assess when and under what circumstances we may begin infrastructure development at Newhall Ranch based upon the status of these pending lawsuits. See “Business and Properties—Legal Proceedings.”

As of September 30, 2015, no homesites in Newhall Ranch had been sold. For additional information about the status of development at Newhall Ranch, see “Business and Properties—Our Communities—Newhall Ranch—Development Status.”

The San Francisco Shipyard and Candlestick Point

Located almost equidistant between downtown San Francisco and the San Francisco International Airport, The San Francisco Shipyard and Candlestick Point consists of approximately 800 acres of bay front property in the City of San Francisco. The San Francisco Shipyard and Candlestick Point is designed to include approximately 12,000 homesites and approximately 4.1 million square feet of commercial space, making this community the largest development of its type in the history of San Francisco.

We commenced land development in 2013 and the first homes were sold in April 2015. In November 2014, we entered into a joint venture agreement with Macerich to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point.

Prior to the completion of this offering, the San Francisco Venture will transfer approximately 75.5 acres of land within The San Francisco Shipyard and Candlestick Point to the Lennar-CL Venture, as well as all responsibility for current and future residential construction on this land. We have also agreed to transfer the parcel for the parking structure at Candlestick Point to the Lennar-CL Venture once a final subdivision map for such parcel is recorded. As part of the transaction, the Lennar-CL Venture will assume all of the current debt of the San Francisco Venture and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $         million) equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt). In addition, the Lennar-CL Venture will assume the obligation of the San Francisco Venture to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.”

For additional information about the status of development at The San Francisco Shipyard and Candlestick Point, see “Business and Properties—Our Communities—The San Francisco Shipyard and Candlestick Point—Development Status.”

Factors That May Influence our Results of Operations

Fluctuations in the Economy and Market Conditions

Our results of operations are subject to various risks and fluctuations in value and demand, many of which are beyond our control. Our business could be impacted by, among other things, downturns in economic conditions at the national, regional or local levels, particularly where our communities are located, inflation and increases in interest rates, significant job losses and unemployment levels, and declines in consumer confidence and spending.

Supply and Demand for Residential and Commercial Properties

We generate most of our revenue from land sales, which are dependent on demand from homebuilders, commercial developers and commercial buyers, which is in turn dependent on the prices that homebuyers, commercial buyers and renters are expected to pay. In addition, sales of homesites typically include participation provisions that allow us to share in the profits realized by the homebuilders if the overall profitability of a block of homes exceeds an agreed-upon margin. Because our revenue is influenced by the prices that homebuyers and commercial buyers are willing to pay for homes or commercial buildings in our region, our results of operations may be influenced by, among other things, the overall supply and demand for housing and commercial properties, the prevailing interest rates for mortgages, and the availability of mortgage financing for residential and commercial developers and residential and commercial buyers.

Timing of Obtaining the Necessary Approvals to Begin Development

As a developer of real property in California, we are subject to numerous land use and environmental laws and regulations. Before we can begin developing our communities, we must obtain entitlements, permits and approvals. Depending upon the type of the approval being sought, we may also need to complete an environmental impact report, remediate environmental impacts or agree to finance or develop public infrastructure within the community, each of which would impose additional costs on us. In the event that we materially modify any of our existing entitlements, approvals or permits, we may also need to go through a discretionary approval process before the approving body or go through an additional or supplemental environmental review and certification process.

In addition, laws and regulations governing the approval processes provide third parties the opportunity to challenge our entitlements, permits and approvals. The prospect of these third-party challenges creates additional uncertainty. Third-party challenges in the form of litigation could adversely affect the length of time or the cost required to obtain the necessary governmental approvals to develop, or result in the denial of our right to develop the particular community or development area in accordance with our current development plans. Furthermore, adverse decisions arising from any litigation could increase the cost or length of time to obtain ultimate approval of a project, if such approval was obtained at all, and could adversely affect the design, scope, plans and profitability of a project, which could negatively affect our financial condition and results of operations.

Timing of Delivery of Parcels of Land from the U.S. Navy at The San Francisco Shipyard

At the San Francisco Shipyard, approximately 410 acres will not be conveyed until the U.S. Navy satisfactorily completes its finding of suitability to transfer process, which involves multiple levels of environmental and governmental investigation, analysis, review, comment and approval. Based on currently available information, we expect the parcels planned primarily for revenue-generating development to be delivered by the U.S. Navy in 2016 (approximately 70 acres), 2017 (approximately 90 acres) and 2018 (approximately 70 acres). Based on currently available information, we expect the remainder of the property, which is planned primarily for use as open space and parks, to be delivered in 2019 (approximately 50 acres) and 2021 (approximately 130 acres).

It is possible that the finding of suitability to transfer process could delay or impede the scheduled transfer of these parcels, which would in turn delay or impede our future development of such parcels. For more information on the finding of suitability to transfer process, please see “Regulation—FOST Process.”

Financial Information

As a result of the formation transactions, our financial condition and results of operations will not be comparable to our historical financial information, which did not include the financial condition and results of operations of the Great Park Venture, the San Francisco Venture and the management company.

In order to provide additional information to investors in this offering, we have included, in addition to our historical financial information, (1) historical results of operations and summary of cash flows information for the Great Park Venture, which is developing Great Park Neighborhoods and (2) historical results of operations and summary of cash flows information for the San Francisco Venture, which is developing The San Francisco Shipyard and Candlestick Point. We have not included a separate discussion of the financial condition and results of operations of the management company because we do not believe it would be meaningful to investors. However, we have included elsewhere in this prospectus (A) unaudited financial statements of the management company as of September 30, 2015 and for the nine month periods ended September 30, 2015 and 2014, and (B) audited financial statements of the management company as of and for the years ended December 31, 2014 and 2013.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies are those applicable to the following:

Business Combinations

We account for businesses we acquire in accordance with ASC Topic 805, Business Combinations. This methodology requires that assets acquired and liabilities assumed be recorded at their respective fair value on the date of acquisition. Any excess of the purchase consideration over the net fair value of tangible and identified intangible assets acquired less liabilities assumed is recorded as goodwill. The costs of business acquisitions are expensed as incurred. These costs may include fees for accounting, legal, professional consulting and valuation specialists. Purchase price allocations may be preliminary and, during the measurement period, not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded on a retroactive basis.

The estimated fair value of the acquired assets and assumed liabilities requires significant judgments by management. Based on the businesses that are likely to be acquired, we anticipate the most significant assets and liabilities requiring such judgments to be inventories, mortgage debt and other debt and other liabilities.

The fair value of inventories is expected to be determined primarily by a discounted cash flow model. Projected cash flows are significantly affected by estimates of land sales prices, development costs and cost reimbursements. In forming such estimates we make assumptions about market conditions that include the length of time and cost to complete the entitlements on our land, the cost of labor and materials to complete land development obligations, the type and size of homes and commercial buildings that will be built on our land and the associated costs of labor and materials to construct those homes and commercial buildings, and the sales price of homes to residents. In determining these assumptions, we utilize historical trends and data from past development projects in addition to internal and external market studies and trends, which generally include analysis of population growth and household formations, job and wage growth, mortgage interest rates, home prices, and the supply, price, and inflation rates of raw materials.

The ultimate settlement amount of certain debt and other liabilities of the businesses that are probable acquisitions are a factor of future financial results and thus highly dependent on the cash flows that result from the development and sales of our inventories as described above. The fair values of these assumed liabilities are expected to be determined primarily by a discounted cash flow model of estimated amounts due.

The determination of fair value also requires discounting the estimated cash flows at a rate that we believe a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams.

We believe that the accounting related to business combinations is a critical accounting policy because: (1) assumptions inherent in the valuation of assets acquired and liabilities assumed are highly subjective and (2) the impact of recognizing the assets acquired and liabilities assumed is expected to be material to our consolidated financial statements upon the acquisition date and going forward with a continued impact on cost of sales and interest expense. Because of changes in economic and market conditions and assumptions and estimates required of management in valuing the components of the business combination, actual results could differ materially from management’s assumptions and may require material inventory or goodwill impairment charges to be recorded in the future.

Revenue Recognition

Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectability of any receivable is reasonably assured. When we have an obligation to complete development on sold property, we utilize the percentage-of-completion method of accounting to record revenues, deferred revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met.

A portion of capitalized inventory costs is allocated to individual parcels within a project using the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales prices of the project such that each parcel to be sold reflects the same gross profit margin. Since this method requires that we estimate the expected sales price for the entire project, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Estimated costs include direct costs to complete development on the sold property in addition to indirect costs and certain cost reimbursements for infrastructure and amenities that benefit the entire project. Significant assumptions used to estimate total costs include engineering and construction estimates for such inputs as unit quantities, unit costs, labor costs and development timelines. Reimbursements received are predominately funded from CFD bond issuances or other tax increment financing arrangements. The estimate of proceeds available from reimbursement financing arrangements is impacted by home sale absorption and assessed values and market demand for CFD bond issuances. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

Our residential homesite sale agreements can contain a profit participation provision whereby we receive from homebuilders a portion of the home sales prices after the builder has received an agreed-upon margin. If the project profitability falls short of the participation threshold, we receive no additional revenues or income and have no financial obligation to the builder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the profit participations have been collected or are reasonably assured of collection. We will defer revenue on amounts collected in advance of meeting the recognition criteria. Any profit participation provision is evaluated each period to determine the portion earned, which portion would then be included in land sales in the consolidated statements of operations. In addition, some residential home sale agreements can contain a provision requiring the homebuilder to pay a marketing fee per residence sold, as a percentage of the home sale price. Marketing fees are recognized as revenue when collected.

Impairment of Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in land development costs, significant decreases in the pace and pricing of home sales within our communities and surrounding areas and political and societal events that may negatively impact the local economy. For operating properties, impairment indicators may include significant increases in operating costs, decreased utilization and continued net operating losses. If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value.

At September 30, 2015, none of our assets exhibited indicators of impairment that would suggest the carrying amount was not recoverable. When analysis indicates a long-lived asset may be impaired, we generally estimate the fair value of the asset using a discounted cash flow model, through appraisals of the underlying property or a combination thereof.

Our projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs, and other factors. For operating properties, our projected cash flows also include estimates and assumptions about the use and eventual disposition of such properties, including utilization, capital expenditures, operating expenses, and the amount of proceeds to be realized upon eventual disposition of such properties.

In determining these estimates and assumptions, we utilize historical trends from our past development projects in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics and unemployment rates.

Using all available information, we calculate our best estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate that we believe a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the asset’s projected life and development stage.

Inventories

Inventories primarily include land held for development and sale. Inventories are stated at cost, less reimbursements, unless the inventory within a community is determined to be impaired, in which case the impaired inventory would be written down to fair market value. Capitalized inventory costs include land, land development, real estate taxes, and interest related to development and construction. Land development costs can be further broken down to costs incurred to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewer, roads, and bridges; and site costs, such as grading and amenities, to prepare the land for sale. Project litigation costs are charged to expense when incurred. Costs that cannot be clearly associated with the acquisition, development and construction of a real estate project and selling expense are expensed as incurred. Certain public infrastructure project costs incurred by us are eligible for reimbursement, typically, from the proceeds of CFDs, tax increment financing or state or federal grants.

Income Taxes

We record income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax-planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse effect or beneficial effect on our income tax provision and net income or loss in the period the determination is made. We recognize interest or penalties related to income tax matters in income tax expense.

Recently Issued Accounting Pronouncements and Developments

As described in the notes to our historical financial statements, new accounting pronouncements have been issued which are effective for the current or subsequent year.

Results of Operations

The Company

Nine Month Periods Ended September 30, 2015 and 2014

The following table summarizes our consolidated historical results of operations for the nine month periods ended September 30, 2015 and 2014.

	(Historical) For the nine month period ended September 30,
	2015	2014
	($ in thousands)
Statement of Operations Data
Revenues
Land sales	$21,051	$46,747
Operating properties	8,659	8,992

Total revenue	29,710	55,739

Costs and expenses
Land sales	947	4,075
Selling, general and administrative	15,927	15,167
Management fees—related party	3,822	3,588
Operating properties	7,636	6,971

Total costs and expenses	28,332	29,801

Income from continuing operations before income tax provision	1,378	25,938
Income tax provision	416	6,863

Net income	962	19,075
Net income attributable to noncontrolling interests	350	6,735

Net income attributable to the company	$612	$12,340

Revenues. Revenues decreased by $26.0 million, or 46.7%, to $29.7 million for the nine month period ended September 30, 2015 from $55.7 million for the nine month period ended September 30, 2014. The decrease was primarily attributable to no homesites sold during the nine month period ended September 30, 2015 compared to 127 homesites and 0.5 commercial net acres sold during the nine month period ended September 30, 2014. Additionally, $18.9 million of deferred and other revenue was recognized during the nine month period ended September 30, 2015 and $24.0 million of deferred and other revenue was recognized during the nine month period ended September 30, 2014. Revenues generated from the collection of marketing fees for the nine month periods ended September 30, 2015 and September 30, 2014 were $2.2 million and $2.0 million, respectively.

Land sales costs. Land sales costs decreased by $3.1 million, or 76.8%, to $0.9 million for the nine month period ended September 30, 2015 from $4.1 million for the nine month period ended September 30, 2014. The decrease was primarily attributable to no residential or commercial land sales in the nine month period ended September 30, 2015 compared to 127 homesites and 0.5 commercial net acres sold during the nine month period ended September 30, 2014.

Selling, general and administrative. Selling, general and administrative expenses increased by $0.8 million, or 5.0%, to $15.9 million for the nine month period ended September 30, 2015 from $15.2 million for the nine month period ended September 30, 2014. This increase was primarily due to an increase in legal expenses relating to certain on-going legal matters. For additional information on current legal challenges, see “Business and Properties—Legal Proceedings.”

Management fees. Management fees increased by $0.2 million, or 6.5%, to $3.8 million for the nine month period ended September 30, 2015 from $3.6 million for the nine month period ended September 30, 2014.

Income tax provision. The income tax provision decreased by $6.4 million, or 93.9% to $0.4 million for the nine month period ended September 30, 2015 from $6.9 million for the nine month period ended September 30, 2014. The decrease was primarily attributable to a $24.6 million decrease in pre-tax net income to $1.4 million from $25.9 million. The decrease was offset by a lower effective tax rate of approximately 26% for the nine month period ended September 30, 2014 compared to approximately 30% for the nine month period ended September 30, 2015. The reduced effective tax rate in 2014 resulted from the anticipated reversal of the deferred tax asset valuation allowance to zero in 2014.

Years Ended December 31, 2014 and 2013

The following table summarizes our consolidated historical results of operations for the years ended December 31, 2014 and 2013.

	(Historical) For the year ended December 31,
	2014	2013
	($ in thousands)
Statement of Operations Data
Revenues
Land sales	$64,671	$77,561
Operating properties	13,682	11,950

Total revenues	78,353	89,511

Costs and expenses
Land sales	7,529	9,143
Selling, general and administrative	21,827	22,577
Management fees—related party	4,858	5,848
Operating properties	9,470	9,513

Total costs and expenses	43,684	47,081

Income from continuing operations before income tax provision	34,669	42,430

Income tax provision	9,173	—

Income from continuing operations	25,496	42,430
Discontinued operations—gain on disposal of Valencia Water Company—net of tax	—	603

Net income	25,496	43,033
Net income attributable to noncontrolling interests	9,000	9,820

Net income attributable to the company	$16,496	$33,213

Revenues. Revenues decreased by $11.2 million, or 12.5%, to $78.4 million for the year ended December 31, 2014 from $89.5 million for the year ended December 31, 2013. This decrease was primarily the result of a decrease in residential homesites and commercial net acreage sold from 1,437 homesites and 34.7 net acres for the year ended December 31, 2013 to 207 homesites and 0.5 net acres for the year ended December 31, 2014, respectively. The sale of a single non-core asset in Florida for $10.0 million represented 76% of the residential homesites and 50% of the commercial net acreage sold in 2013.

Land sales costs. Land sales costs decreased by $1.6 million, or 17.7%, to $7.5 million for the year ended December 31, 2014 from $9.1 million for the year ended December 31, 2013. The decrease was primarily attributable to lower residential and commercial land sales for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Selling, general and administrative. Selling general and administrative expenses decreased by $0.8 million, or 3.3%, to $21.8 million for the year ended December 31, 2014 from $22.6 million for the year ended December 31, 2013.

Management fees. Management fees decreased by $1.0 million, or 16.9%, to $4.9 million for the year ended December 31, 2014 from $5.8 million for the year ended December 31, 2013. The decrease was primarily attributable to compensation expense from the vesting of award units previously granted to the management company for the year ended December 31, 2013, compared to no corresponding award unit vesting for the year ended December 31, 2014.

Income tax provision. The income tax provision for the year ended December 31, 2014 increased by $9.2 million from no provision for the year ended December 31, 2013. Although pre-tax net income decreased by $7.8 million from $42.4 million for the year ended December 31, 2013 to $34.7 million for the year ended December 31, 2014, the income tax provision increased due to the impact of the reversal of the deferred tax assets valuation allowance. For the year ended December 31, 2013, the income tax provision based on the expected statutory rate was reduced by 32% due to the reversal of the deferred tax assets valuation allowance, resulting in an effective tax rate of 0%. For the year ended December 31, 2014, the reduction of the deferred tax assets valuation allowance reduced the expected statutory rate by 4% from the reversal of the deferred tax assets valuation allowance, which fully released the valuation allowance to zero, resulting in an effective tax rate of 26%.

Gain on disposal of Valencia Water Company. A gain of $0.6 million was recorded for the year ended December 31, 2013 related to a change of estimate related to the December 2012 sale of the Valencia Water Company.

Segments

Prior to the consummation of the formation transactions, our business had four reportable segments: (1) real estate development; (2) golf operations; (3) agriculture operations; and (4) energy operations. Our real estate development operations included entitlement and development of Newhall Ranch, land sales in Valencia, California and Sacramento, California and development related activities in Valencia, California and Sacramento, California, such as supporting CFDs, marketing and community relations. Our golf operations segment generated revenues and costs from the operation of The Tournament Players Club at Valencia Golf Course, a private golf club located in Los Angeles County. Our agriculture operations segment generated revenues and costs from crop production and leasing activity. Our energy operations segment generated revenues and costs from royalty-based lease agreements with oil and gas operators.

For the nine month periods ended September 30, 2015 and 2014, revenues attributable to our real estate development operations were $21.1 million and $46.7 million, respectively. For the nine month periods ended September 30, 2015 and 2014, real estate development operations contributed $0.4 million and $23.9 million to our pre-tax net income, respectively. As of September 30, 2015, our assets associated with our real estate development operations were $258.2 million.

For the years ended December 31, 2014 and 2013, revenues attributable to our real estate development operations were $64.7 million and $77.6 million, respectively. For the years ended December 31, 2014 and 2013, real estate development operations contributed $30.5 million and $40.0 million, respectively, to our pre-tax net income. As of December 31, 2014 and 2013, assets associated with our real estate development operations were $254.0 million and $222.9 million, respectively.

For the nine month periods ended September 30, 2015 and 2014, revenues attributable to our golf operations were $5.4 million and $4.8 million, respectively. For the nine month periods ended September 30, 2015 and 2014, golf contributed $0.4 million and approximately nothing to our pre-tax net income, respectively. As of September 30, 2015, assets associated with our golf operations were $5.3 million.

For the years ended December 31, 2014 and 2013, revenues attributable to our golf operations were $6.1 million and $5.9 million, respectively. For the years ended December 31, 2014 and 2013, golf operations contributed $(0.2) million and $(0.3) million, respectively, to our pre-tax net income. As of December 31, 2014 and 2013, assets associated with our golf operations were $5.4 million and $5.1 million, respectively.

For the nine month periods ended September 30, 2015 and 2014, revenues attributable to our agriculture operations were $2.4 million and $2.3 million, respectively. For the nine month periods ended September 30, 2015 and 2014, agriculture operations contributed $0.1 million and $0.4 million to our pre-tax net income, respectively. As of September 30, 2015, our assets associated with our agriculture operations were $28.3 million.

For the years ended December 31, 2014 and 2013, revenues attributable to our agriculture operations were $5.0 million and $3.3 million, respectively. For the years ended December 31, 2014 and 2013, agriculture operations contributed $2.3 million and $0.5 million, respectively, to our pre-tax net income. As of December 31, 2014 and 2013, assets associated with our agriculture operations were $28.3 million and $28.4 million, respectively.

For the nine month periods ended September 30, 2015 and 2014, revenues attributable to our energy operations were $0.9 million and $2.0 million, respectively. For the nine month periods ended September 30, 2015 and 2014, energy operations contributed $0.5 million and $1.7 million to our pre-tax net income, respectively. As of September 30, 2015, there were no assets associated with our energy operations.

For the years ended December 31, 2014 and 2013, revenues attributable to our energy operations were $2.5 million and $2.8 million, respectively. For the years ended December 31, 2014 and 2013, energy operations contributed $2.1 million and $2.2 million, respectively, to our pre-tax net income. As of December 31, 2014 and 2013, there were no assets associated with our energy operations.

Great Park Venture

Nine Month Periods Ended September 30, 2015 and 2014

The following table summarizes the consolidated historical results of operations of the Great Park Venture for the nine month periods ended September 30, 2015 and 2014.

	(Historical) For the nine month period ended September 30,
	2015	2014
	($ in thousands)
Statement of Operations Data
Revenues—land sales	$245,719	$4,239

Costs and expenses
Land sales	150,201	—
Selling, general and administrative	16,782	9,342
Management fees	2,438	2,438

Total costs and expenses	169,421	11,780

Gain on extinguishment of debt	46,400	—

Net income (loss)	$122,698	$(7,541)

Land sales revenues. Land sales revenues increased by $241.5 million to $245.7 million for the nine month period ended September 30, 2015 from $4.2 million for the nine month period ended September 30, 2014. This increase was mostly attributable to 161 homesites and 73 commercial net acres sold during the nine month period ended September 30, 2015 compared to no homesites or commercial acres sold during the nine month period ended September 30, 2014. Additionally, $47.5 million of deferred revenue and $13.1 million of profit participation revenue was recognized during the nine month period ended September 30, 2015 and no deferred revenue and no profit participation was recognized during the nine month period ended September 30, 2014. Revenues generated from the collection of marketing fees decreased by $2.8 million to $1.4 million for the nine month period ended September 30, 2015 from $4.2 million for the nine month period ended September 30, 2014.

Land sales costs. Land sales costs increased by $150.2 million to $150.2 million for the nine month period ended September 30, 2015 from no land sales costs for the nine month period ended September 30, 2014, due to the increase in homesites and commercial acres sold during the nine month period ended September 30, 2015.

Selling, general and administrative. Selling, general and administrative expenses increased by $7.4 million, or 79.6%, to $16.8 million for the nine month period ended September 30, 2015 from $9.3 million for the nine month period ended September 30, 2014. This $7.5 million increase was attributable to increased sales and development activity and increased organizational costs as a result of the formation transactions and this offering.

Management fees. Management fees of $2.4 million remained the same for the nine month period ended September 30, 2015 and the nine month period ended September 30, 2014.

Gain on extinguishment of debt – For the nine month period ended September 30, 2015, the Great Park Venture recognized a gain of $46.4 million due to the purchase of one of GPV Subsidiary’s cash flow participation obligations from a third party for less than its $100.0 million carrying value.

Years Ended December 31, 2014 and 2013

The following table summarizes the consolidated historical results of operations of the Great Park Venture for the years ended December 31, 2014 and 2013.

	(Historical) For the year ended December 31,
	2014	2013
	($ in thousands)
Statement of Operations Data
Revenues—land sales	$387,485	$338,220

Costs and expenses
Land sales	246,928	213,907
Selling, general and administrative	18,154	12,000
Management fees	3,250	12,458

Total costs and expenses	268,332	238,365

Net income	$119,153	$99,855

Land sales revenues. Land sales revenues increased by $49.3 million, or 14.6%, to $387.5 million for the year ended December 31, 2014 from $338.2 million for the year ended December 31, 2013. This increase was attributable to an increase in homesites sold from 726 homesites for the year ended December 31, 2013 to 868 homesites for the year ended December 31, 2014.

Land sales costs. Land sales costs increased by $33.0 million, or 15.4%, to $246.9 million for the year ended December 31, 2014 from $213.9 million for the year ended December 31, 2013. This increase was attributable to increased homesite sales for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Selling, general and administrative. Selling, general and administrative expenses increased by $6.2 million, or 51.3%, to $18.2 million for the year ended December 31, 2014 from $12.0 million for the year ended December 31, 2013. Of the increase, $1.8 million was attributable to an increase in sales and marketing efforts for Great Park Neighborhoods. The remaining $4.4 million increase was attributable to increased sales and development activity.

Management fees. Management fees decreased by $9.2 million, or 73.9%, to $3.3 million for the year ended December 31, 2014 from $12.5 million for the year ended December 31, 2013. The decrease related to (1) a contractual incentive compensation payment made to the management company for a milestone event that occurred in 2013, and (2) a management termination fee paid in 2013 to a related party of one of the members of the Great Park Venture.

San Francisco Venture

Prior to this offering, the San Francisco Venture’s development business included building and selling homes. We currently do not expect to engage in any future home construction at The San Francisco Shipyard and Candlestick Point. As a result, the consolidated historical results of operations of the San Francisco Venture are not indicative of the San Francisco Venture’s expected future results of operations following this offering.

Nine Month Periods Ended September 30, 2015 and 2014

The following table summarizes the consolidated historical results of operations of the San Francisco Venture for the nine month periods ended September 30, 2015 and 2014.

	(Historical) For the nine month period ended September 30,
	2015	2014
	($ in thousands)
Statement of Operations Data
Revenues
Home sales	$19,418	—
Other	381	355

Total revenues	19,799	355

Costs and expenses
Home sales	18,595	—
Field	1,112	585
Builder marketing	2,539	1,280
General and administrative	9,658	3,246

Total costs and expenses	31,904	5,111

Net loss	$(12,105)	$(4,756)

Revenues. Revenues increased by $19.4 million to $19.8 million for the nine month period ended September 30, 2015 from $0.4 million for the nine month period ended September 30, 2014. The increase was primarily attributable to the sale of 29 homes during the nine month period ended September 30, 2015 compared with no home sales during the nine month period ended September 30, 2014. Rental revenues from renting space in existing buildings within The San Francisco Shipyard to resident artists for the nine month period ended September 30, 2015 were consistent with the nine month period ended September 30, 2014.

Home sales costs. Home sales costs increased to $18.6 million for the nine month period ended September 30, 2015 from no home sales costs for the nine month period ended September 30, 2014. The increase was attributable to the sale of 29 homes during the nine month period ended September 30, 2015 compared with no home sales during the nine month period ended September 30, 2014.

Field expenses. Field expenses consist of expenses associated with onsite trailers, field consultants, field labor, guard service, temporary water, power, fencing and toilets, site clean-up/trash removal and construction legal costs. Field expenses increased by $0.5 million, or 90.1%, to $1.1 million for the nine month period ended September 30, 2015 from $0.6 million for the nine month period ended September 30, 2014. The increase primarily relates to increased construction and development activity on Phase I of the project, which began in late 2013, and development activity on Phase II of the project, which commenced in April 2014 and has expanded significantly in 2015.

Builder marketing. Builder marketing expenses increased by $1.3 million, or 98.4%, to $2.5 million for the nine month period ended September 30, 2015 from $1.3 million for the nine month period ended September 30, 2014. The increase was attributable to $0.9 million of sales commissions associated with the first 25 home sales and $0.3 million of base compensation for new home sales consultants that started in February 2015.

General and administrative. General and administrative expenses increased by $6.4 million, or 197.5%, to $9.7 million for the nine month period ended September 30, 2015 from $3.2 million for the nine month period ended September 30, 2014. The increase was primarily attributable to organizational costs associated with the formation transactions and this offering, along with higher legal and consulting costs on the Candlestick Point site, which became active in late 2014.

Year Ended December 31, 2014 and the Period from May 23, 2013 (date of formation) to December 31, 2013

The following table summarizes the consolidated historical results of operations of the San Francisco Venture for the year ended December 31, 2014 and the period from May 23, 2013 to December 31, 2013. The results of operations for the year ended December 31, 2014 are not comparable to the results of operations for the period from May 23, 2013 to December 31, 2013 because the period from May 23, 2013 to December 31, 2013 is only approximately seven months. With the exception of builder marketing, all variances between the periods are due to the period ended December 31, 2013 only including seven months as opposed to twelve months.

	For the year ended December 31, 2014	For the period from May 23, 2013 (date of formation) to December 31, 2013	Year to Period Change	Percentage
		($ in thousands)
Statement of Operations Data
Revenues—other	$479	$276	$203	73.6%

Expenses
Field	681	290	391	134.8%
Builder marketing	1,647	361	1,286	356.2%
General and administrative	4,520	2,367	2,153	91.0%

Total expenses	6,848	3,018	3,830	126.9%

Net loss	$(6,369)	$(2,742)	$(3,627)	132.3%

Builder marketing. Builder marketing fees increased by $1.3 million to $1.6 million for the year ended December 31, 2014 from $0.4 million for the seven month period ended December 31, 2013. The increase was attributable to costs incurred in the operation of the two Welcome Home Centers that opened in June 2014, increased costs associated with the master branding of The San Francisco Shipyard, and costs associated with the sales and marketing for Phase I of the project.

Summary of Cash Flows

The Company

Nine Month Periods Ended September 30, 2015 and 2014

Cash Flows from Operating Activities. Net cash used in operating activities was $15.4 million for the nine month period ended September 30, 2015, an increase of $0.7 million compared with net cash used in operating activities of $14.7 million for the nine month period ended September 30, 2014.

For the nine month period ended September 30, 2015, net cash used in operating activities was primarily comprised of cash outflows of $34.9 million for land development costs, including entitlement costs on real estate inventory, management fees and selling, general and administrative costs. These uses were partially offset by $19.5 million in net proceeds received from CFD bond issuances.

For the nine month period ended September 30, 2014, net cash used in operating activities was primarily comprised of cash outflows of $32.4 million for land development costs, including entitlement costs on real estate inventory, management fees and selling, general and administrative costs. These uses were partially offset by net cash proceeds of $17.7 million generated from land sales.

Cash Flows from Investing Activities. Net cash provided by investing activities was $6.0 million for the nine month period ended September 30, 2015, a decrease of $6.8 million compared with net cash provided by investing activities of $12.8 million for the nine month period ended September 30, 2014.

For the nine month period ended September 30, 2015, a net decrease in restricted cash and certificates of deposit resulted in $1.0 million being released from restriction and becoming available to use in general operations. We also had $43.0 million in proceeds from the maturity of investments, $37.5 million of which was reinvested in fixed income investments.

For the nine month period ended September 30, 2014, a net decrease in restricted cash and certificates of deposit resulted in $2.2 million being released from restriction and becoming available to use in general operations. We also had $48.6 million in proceeds from the maturity of investments, $37.5 million of which was reinvested in fixed income investments.

Cash Flows from Financing Activities. Cash used in financing activities was $4.7 million for the nine month period ended September 30, 2015, an increase of $4.7 million compared with no cash used in financing activities for the nine month period ended September 30, 2014. All of the cash used during the nine month period ended September 30, 2015 was related to deferred equity and debt offering costs paid in connection with this offering.

Years Ended December 31, 2014 and 2013

Cash Flows from Operating Activities. Net cash used in operating activities was $24.8 million for the year ended December 31, 2014, a decrease of $79.7 million compared with net cash provided by operating activities of $54.9 million for the year ended December 31, 2013.

For the year ended December 31, 2014, net cash used in operating activities was primarily comprised of operating cash outflows of $59.8 million for land development costs, including entitlement costs on real estate inventory, partially offset by net cash proceeds of $27.2 million generated from land sales.

For the year ended December 31, 2013, net cash provided by operating activities was comprised of net cash proceeds of $75.3 million generated from land sales, partially offset by operating cash outflows of $22.8 million for land development costs, including entitlement costs on real estate inventory.

Cash Flows from Investing Activities. Net cash provided by investing activities was $12.7 million for the year ended December 31, 2014, an increase of $45.3 million compared with net cash used in investing activities of $32.6 million for the year ended December 31, 2013.

For the year ended December 31, 2014, a net decrease in restricted cash and certificates of deposit resulted in $2.2 million being released from restriction and becoming available to use in general operations. We also had $48.6 million in proceeds from the maturity of investments of which $37.5 million was reinvested in fixed income investments.

For the year ended December 31, 2013, net cash used in investing activities included purchases of investments of $60.1 million, partially offset by cash inflows from the maturity of investments of $27.5 million.

Cash Flows from Financing Activities. Cash flows used in financing activities of $2.5 million for the year ended December 31, 2014 were the result of a principal payment on a promissory note. Cash flows provided by financing activities of $2.1 million for the year ended December 31, 2013 were provided by certain unit holder capital contributions.

Great Park Venture

Nine Month Periods Ended September 30, 2015 and 2014

Cash Flows from Operating Activities. Net cash provided by operating activities was $59.8 million for the nine month period ended September 30, 2015, an increase of $154.9 million compared with net cash used in operations of $95.1 million for the nine month period ended September 30, 2014.

For the nine month period ended September 30, 2015, net cash provided by operating activities was primarily comprised of cash proceeds of $183.9 million generated from land sales, partially offset by operating cash outflows of $124.1 million for land development costs, including entitlement costs on real estate inventory and selling, general and administrative expenses.

For the nine month period ended September 30, 2014, net cash used in operating activities was comprised of $99.3 million for land development costs, including entitlement costs on real estate inventory and selling, general and administrative expenses, partially offset by $4.2 million of marketing fee receipts.

Cash Flows from Financing Activities. Net cash used in financing activities was $129.0 million for the nine month period ended September 30, 2015, a decrease of $223.2 million compared with net cash provided by financing activities of $94.2 million for the nine month period ended September 30, 2014.

For the nine month period ended September 30, 2015, the decrease in cash provided by financing activities was primarily due to a $99.1 million distribution to the Great Park Venture’s members and $54.9 million in other debt payments related to the purchase by the Great Park Venture of one of GPV Subsidiary’s cash flow participation obligations. Partially offsetting these uses of cash was a cash inflow of $23.0 million related to net borrowings on the Great Park Venture’s revolving credit facility.

Years Ended December 31, 2014 and 2013

Cash Flows from Operating Activities. Net cash provided by operating activities was $277.7 million for the year ended December 31, 2014, an increase of $110.5 million compared with $167.2 million for the year ended December 31, 2013.

For the year ended December 31, 2014, net cash provided by operating activities was comprised of cash proceeds of $433.3 million generated from land sales, partially offset by operating cash outflows of $155.6 million for land development costs, including entitlement costs on real estate inventory and selling, general and administrative costs.

For the year ended December 31, 2013, net cash provided by operating activities was comprised of net cash proceeds of $337.7 million generated from land sales, partially offset by operating cash outflows of $170.5 million for land development costs, including entitlement costs on real estate inventory and selling, general and administrative costs.

Cash Flows from Financing Activities. Net cash used in financing activities was $184.8 million for the year ended December 31, 2014, a decrease of $4.8 million compared with $189.6 million for the year ended December 31, 2013.

The decrease in net cash used in financing activities was due to higher borrowings on the Great Park Venture’s revolving line of credit, partially offset by higher repayments on the Great Park Venture’s revolving line of credit and term loan agreements, during the year ended December 31, 2014 as compared to the year ended December 31, 2013.

San Francisco Venture

Prior to this offering, the San Francisco Venture’s operations included building and selling homes. We currently do not expect to engage in any future home construction at The San Francisco Shipyard and Candlestick Point. As a result, the consolidated historical cash flows of the San Francisco Venture are not indicative of the San Francisco Venture’s expected future cash flows following this offering.

Nine Month Periods Ended September 30, 2015 and 2014

Cash Flows from Operating Activities. Net cash used in operating activities was $110.3 million for the nine month period ended September 30, 2015, an increase of $45.2 million compared with $65.1 million used in the nine month period ended September 30, 2014.

For the nine month period ended September 30, 2015, net cash used in operating activities was primarily comprised of $117.2 million for construction costs, land development costs and project-wide entitlement costs, partially offset by cash proceeds of $19.4 million received from 29 home sales.

For the nine month period ended September 30, 2014, net cash used in operating activities was primarily comprised of $69.2 million for construction costs and project-wide entitlement costs.

Cash Flows from Financing Activities. Net cash provided by financing activities was $82.6 million for the nine month period ended September 30, 2015, a decrease of $34.1 million compared with $116.8 million for the nine month period ended September 30, 2014.

Debt financing was $82.6 million for the nine month period ended September 30, 2015, a decrease of $49.0 million compared with $131.6 million for the nine month period ended September 30, 2014. The decrease was attributable to having less proceeds from debt financing in 2015 compared to 2014. The decrease in debt financing was partially offset by a net capital distribution of $14.9 million during the nine month period ended September 30, 2014. There were no capital contributions or distributions to the members during the nine month period ended September 30, 2015.

Year Ended December 31, 2014 and the Period from May 23, 2013 (date of formation) to December 31, 2013

Cash Flows from Operating Activities. Net cash used in operating activities was $96.5 million for the year ended December 31, 2014, an increase of $80.7 million compared with $15.8 million for the period from May 23, 2013 to December 31, 2013.

For the year ended December 31, 2014, net cash used in operating activities was comprised of $106.4 million for construction costs and land development costs, including entitlement costs, and a $6.2 million increase in prepaid management fees and prepaid insurance, partially offset by a $22.4 million increase in accounts payable related mostly to construction and land development costs.

For the period from May 23, 2013 to December 31, 2013, net cash used in operating activities was primarily comprised of $14.8 million for master improvement costs, including entitlement costs.

Cash Flows from Financing Activities. Net cash provided by financing activities was $144.0 million for the year ended December 31, 2014, an increase of $122.9 million compared with $21.1 million for the period from May 23, 2013 to December 31, 2013.

The increase in net cash provided by financing activities was due to a $153.8 million increase in construction and development loans and a $65.1 million increase due to a note payable related to the development and entitlement of an urban outlet mall. Offsetting this increase was an increase in capital distributions net of contributions to members of $96.0 million.

Liquidity and Capital Resources

Our short-term liquidity needs consist primarily of horizontal development expenditures for our communities and operating expenses. Our long-term liquidity needs consist primarily of future development expenditures and vertical construction costs for commercial and multi-family properties that we may retain for our income-producing portfolio. We budget our cash development costs on an annual basis. Our preliminary budget for calendar year 2016 allocates between $645 million and $800 million of cash for the development of our three communities. These budgeted amounts are expected to be funded through a combination of available cash, cash flows from our communities, borrowing capacity under our credit facilities and reimbursements from public financing, including CFDs, tax increment financing or local, state and federal grants. Our preliminary budget for 2016 has not been approved by our board of directors and is subject to change by a material amount, due to, among other things, delays in construction or regulatory approvals, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

Following this offering, we intend to conduct all of our business in or through the operating company. Historically, however, our communities were financed on a stand-alone basis and contractual restrictions may make it difficult for us to effectively transfer capital resources from one community to another community or to the operating company. In addition, restrictive covenants in our credit facility may restrict our ability to effectively transfer capital resources.

The Company

As of September 30, 2015, we had $138.1 million of cash and cash equivalents available for the development of Newhall Ranch. Our short-term liquidity needs relating to Newhall Ranch consist primarily of ongoing employee and development expenditures. We expect to meet Newhall Ranch’s short-term liquidity requirements through available cash. We anticipate that these capital resources will be sufficient to meet Newhall Ranch’s liquidity requirements for at least the next 12 months.

Our subsidiary, Newhall Land & Farming, which is developing Newhall Ranch, does not have any material restrictions on its ability to distribute cash to the operating company.

Great Park Venture

As of September 30, 2015, the Great Park Venture, which is developing Great Park Neighborhoods, had $35.1 million of cash. The Great Park Venture’s short-term liquidity needs consist primarily of horizontal development expenditures. We expect to meet the Great Park Venture’s short-term liquidity needs through available cash and cash flow from land sales. We anticipate that these capital resources will be sufficient to meet the Great Park Venture’s liquidity requirements for at least the next 12 months.

Simplified Structure Chart for the Great Park Venture

There are a number of contractual restrictions that could limit the Great Park Venture’s ability to distribute cash to the operating company:

•	GPV Subsidiary is party to cash flow participation agreements that require GPV Subsidiary to pay third parties (1) 4.66% of any distributions by GPV Subsidiary, (2) 2.0% (subject to a payment priority schedule) of any distributions by GPV Subsidiary in respect of the Legacy Properties and (3) 0.5% (subject to a payment priority schedule) of any distributions by GPV Subsidiary in respect of non-Legacy Properties.

•	Holders of Class C units of the Great Park Venture will be entitled to receive 15.625% of all distributions made by the Great Park Venture (other than distributions to holders of Class D units of the Great Park Venture).

•	Holders of Class D units of the Great Park Venture will be entitled to receive (1) the net proceeds from sales of the Legacy Properties, whether they occur before or after this offering, and (2) 10% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness principal, subject to a cap of $100.0 million.

•	Holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.

Following the completion of this offering, we will not have access to the cash flow generated by the Legacy Properties. However, proceeds from the sale of the Legacy Properties will be utilized to pay certain expenses related to the Legacy Properties. For information about the Legacy Properties, see “Business and Properties—Our Communities—Great Park Venture—Development Status.”

San Francisco Venture

As of September 30, 2015, the San Francisco Venture, which is developing The San Francisco Shipyard and Candlestick Point, had $25.2 million of cash. The San Francisco Venture’s short-term liquidity needs consist primarily of horizontal development expenditures. We expect to meet the San Francisco Venture’s short-term liquidity needs through available cash and cash equivalents, cash flow from land sales and cash contributions from the operating company. We anticipate that these capital resources will be sufficient to meet the San Francisco Venture’s liquidity requirements for at least the next 12 months.

A subsidiary of the San Francisco Venture is party to a disposition and development agreement with an agency of the City and County of San Francisco. This disposition and development agreement could limit the San Francisco Venture’s ability to distribute cash to the operating company because it requires the subsidiary, once it has received a specified return on its investment, to pay 50% of available cash from land sales to the successor to the Redevelopment Agency of the City and County of San Francisco (the “Redevelopment Agency”).

The Operating Company

We intend to conduct all of our business in or through the operating company. The operating company’s ability to pay its expenses and contribute cash to its subsidiaries will be primarily dependent on the operating company’s ability to receive distributions from its subsidiaries, as described above. In addition, to the extent that we incur any obligations, including under the tax receivable agreement that will be entered into in connection with the formation transactions, we will also be primarily dependent on the ability for the operating company to make distributions to us. For more information on the tax receivable agreement, see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Concurrently with this offering, we anticipate entering into credit agreements for our credit facilities. See “—Description of Certain Debt—Credit Facilities” for more information.

On a pro forma basis, assuming the consummation of the formation transactions and this offering, we would have had $             million of cash and cash equivalents as of September 30, 2015 and available borrowings under existing loan agreements of $             million. As described above, our short-term liquidity needs consist primarily of our horizontal and vertical development obligations for our communities and our operating expenses. We anticipate that available cash and cash equivalents, including cash from this offering and borrowings under our credit facilities, cash flow from land sales and available borrowings under existing loan agreements will be sufficient to meet our liquidity requirements for at least the next 12 months.

Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility and our 364-day credit facility, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we may experience cost increases, our plans may change or circumstances may arise that result in our needing additional capital to execute our development plan. In addition, the level of capital expenditures in any given year may vary due to, among other things, the number of communities or neighborhoods under development and the number of planned deliveries, which may vary based on market conditions. We may seek to raise additional capital by accessing the debt or equity capital markets or with one or more revolving or term loan facilities or other public or private financing alternatives. These financings may not be available on attractive terms, or at all.

Indebtedness to be Outstanding After this Offering

As a result of our existing indebtedness, a portion of our cash flow from operating activities will be used to pay interest and principal on such indebtedness. The following table sets forth certain information with respect to our outstanding indebtedness as of September 30, 2015, on a pro forma basis.

Indebtedness	Principal Balance (1)	Fixed / Floating Rate	Effective Annual Interest Rate	Estimated Principal Balance at Maturity (1)	Maturity Date
San Francisco Venture (The San Francisco Shipyard and Candlestick Point) (2)
Candlestick Center	$65,130	Floating	LIBOR + 2.00%	$65,130	2018	(3)
Great Park Venture (Great Park Neighborhoods) (4)
Credit Facility (5)	$23,046	Floating	LIBOR + 5.00%	N/A	2018

(1)	Amounts in thousands.
(2)	Excludes the San Francisco Venture’s obligation to reimburse the Lennar-CL Venture for a portion of the debt assumed by the Lennar-CL Venture in an aggregate amount (estimated to be $ million) equal to $10 million, plus the amount of the debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt).
(3)	The promissory note will mature on December 31, 2018 if it is not contributed to our joint venture with Macerich as an equity contribution by such date. In addition, the promissory note will automatically mature 30 days after termination of the related development and acquisition agreement, which can be terminated by Macerich if we fail to achieve certain milestones, including our conveyance of the underlying land, by December 31, 2017.
(4)	GPV Subsidiary is party to cash flow participation agreements that require payments to be made in connection with certain distributions by GPV Subsidiary. These agreements are not included in this table because they have neither a determinable interest rate nor a specific maturity date. See “—Liquidity and Capital Resources—Great Park Venture” for more information.
(5)	On October 6, 2015, GPV Subsidiary repaid the outstanding borrowings under the credit facility in full and terminated the credit facility. In connection with the termination of the credit facility, GPV Subsidiary and the former lender agreed to settle an outstanding payment obligation for $81.5 million, including accrued interest.

Description of Certain Debt

The following is a summary of the material provisions of the agreements evidencing certain of our material debt to be in effect upon the closing of this offering. The following is only a summary and it does not include all of the provisions of such debt, copies of which have been filed as exhibits to our registration statement filed in connection with this offering and are available as set forth under “Where You Can Find More Information.”

Credit Facilities

Concurrently with this offering, we anticipate that the operating company will enter into credit agreements providing for (1) our three-year credit facility in an aggregate principal amount of $150 million and (2) our 364-day credit facility in an aggregate principal amount of $250 million. We expect that the operating company will use borrowings under our credit facilities for general corporate purposes, including funding a portion of construction and development activities. The amount available to be drawn under our credit facilities will be based on the borrowing base values attributed to certain of our eligible properties.

We anticipate that, subject to customary conditions, including obtaining commitments and pro forma compliance with financial maintenance covenants, the operating company will be able to obtain an increase in the commitments with respect to our three-year credit facility in an aggregate principal amount of up to $50 million. We do not anticipate there being any commitments to provide such incremental loans upon entry into our three-year credit facility. We also anticipate that, subject to customary conditions, including the consent of the lenders, the operating company will be able to make a request for a one-year extension of our three-year credit facility on the first and second anniversaries of the closing of our three-year credit facility, for a total extension of two years.

We anticipate the interest rates per annum applicable to loans under our three-year credit facility and our 364-day credit facility to be, at the operating company’s option, equal to either a base rate plus a margin ranging from 1.50% to 2.00% per annum or LIBOR plus a margin ranging from 2.50% to 3.00% per annum. In addition, we expect that the operating company will pay a commitment fee on the unused portion of the commitments under our three-year credit facility and 364-day credit facility that will vary depending on the amount of such unused commitments, and is expected to range from 0.30% to 0.40% per annum, as well as a ticking fee for the 364-day credit facility payable on certain dates to the extent commitments thereunder have not been terminated by such date.

We anticipate that the operating company will not be required to repay any loans under either our three-year credit facility or our 364-day credit facility prior to maturity, other than (1) to the extent that the outstanding borrowings under such facility exceed the outstanding commitments under such facility, (2) to the extent that the aggregate amount of certain outstanding indebtedness exceeds the sum of the borrowing base values attributable to the eligible properties under such facility, or (3) under our 364-day credit facility, the net cash proceeds received by the operating company and its subsidiaries from any bank financing, any incurrence of debt for borrowed money or from any issuance of equity excluding proceeds received from this offering or any other equity or equity-linked securities issued on the closing date of this offering in connection therewith, non-recourse indebtedness, intercompany indebtedness, and our three-year credit facility. We expect that the operating company will be permitted to prepay all or a portion of each facility prior to maturity without penalty, subject to reimbursement of any customary LIBOR breakage costs of the lenders and in minimum amounts to be agreed.

We anticipate that our credit facilities will be guaranteed, jointly and severally, by us (only in the case of our three-year credit facility and only if we guarantee certain indebtedness in the future) and certain of the operating company’s wholly owned subsidiaries. Our credit facilities are expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability (only in the case of our three-year credit facility and only if we guarantee our credit facilities) and the ability of the operating company and its subsidiaries to grant liens on their respective assets, engage in mergers, acquisitions, consolidations, liquidations and dissolutions, sell assets, pay certain dividends and make other restricted payments, make certain investments, prepay certain debt, enter into transactions with affiliates, enter into agreements containing negative pledge clauses and have material changes in lines of business. We also anticipate that our credit facilities will require compliance with financial maintenance covenants to be tested quarterly, consisting of (1) a minimum consolidated interest coverage ratio or minimum liquidity, (2) a maximum consolidated net indebtedness to net capitalization ratio and (3) a minimum tangible net worth. We also anticipate that our credit facilities will also contain certain customary events of default.

The foregoing summarizes some of the currently expected terms of our credit facilities. However, the foregoing summary does not purport to be complete, and the terms of our credit facilities have not yet been finalized. There may be changes to the expected size and other terms of our credit facilities, some of which may be material.

Tax Receivable Agreement

Following the consummation of this offering, we will be obligated to make payments under a tax receivable agreement to certain investors of 85% of the amount of cash savings, if any, in income tax we realize as a result of (a) increases in tax basis attributable to the operating company’s acquisition of equity interests in the Great Park Venture for cash and exchanges of Class A units of the operating company for our Class A common shares or cash, (b) allocations that result from the application of the principles of Section 704(c) of the Code and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement. We will retain the remaining 15% of the benefit of cash savings in taxes, if any, that we realize. We will not be reimbursed for any payments made by us under the tax receivable agreement in the event that any of the related tax benefits are disallowed.

The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement. We expect that payments under the tax receivable agreement could be substantial. The actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges of Class A units of the operating company, the price of our Class A common shares at the time of such exchanges, the extent to which such exchanges are taxable and our ability to use the potential tax benefits, which will depend on the amount and timing of our taxable income. In addition, the actual tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments. Due to the various factors that will affect the amount and timing of the tax benefits we will receive, it is not possible to determine the exact amount of payments that will be made under the tax receivable agreement. If the tax receivable agreement were terminated immediately after this offering, we estimate that the termination payment would be approximately $             million, assuming no material changes to the relevant tax law, a price per Class A common share of $             (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus), that the aggregate value of our properties is equal to the value implied by such per share price and that LIBOR is         %. However, this is merely an estimate, and the actual payments made under the tax receivable agreement in the event that it is terminated or otherwise could differ materially.

Fixed-Term Contractual Obligations

The following table aggregates our contractual obligations and commitments as of September 30, 2015, on a pro forma basis.

	Payment due by period
	(in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Company
Long-term debt	$264	$85	$173	$6	$—
Interest on long-term debt	7	4	3	—	—
Operating lease obligations	4,766	1,040	2,201	1,525	—
Non-interest bearing promissory note	10,000	5,000	5,000	—	—
Interchange funding agreement	33,800	10,000	23,800	—	—
Golf course license and management agreements	931	225	450	256	—
Water purchase agreement	39,800	1,120	2,351	2,506	33,823

	89,568	17,474	33,978	4,293	33,823

Great Park Venture
Long-term debt (1)	23,046	23,046	—	—	—
Interest on long-term debt (1)	104	104	—	—	—
Credit facility additional interest (1)	81,500	81,500	—	—	—
City of Irvine agreements	41,450	11,300	17,025	9,375	3,750

	146,100	115,950	17,025	9,375	3,750

San Francisco Venture
Operating lease obligations	613	169	353	91	—

	613	169	353	91	—

Total	$236,281	$133,593	$51,356	$13,759	$37,573

(1)	The Great Park Venture’s credit facility was terminated on October 6, 2015.

Other Contractual Obligations

The following contractual obligation payments are not included in the table above due to the contingent nature and timing of the payment obligations.

The Company

We are obligated to make aggregate payments of approximately $34.8 million related to the completion of development activities associated with prior land sales, which payments become due upon the occurrence of certain events and the completion of specified development work. We have future payments for contributions related to our defined pension plan, which we estimate will include contributions of $0.9 million over the next twelve months. We also have $8.5 million of initiation fee refund obligations for our golf operations, a non-reportable segment. Each initiation fee generally is fully refundable 30 years from the date a member joins the golf club or upon resignation when certain conditions are met as outlined in the membership agreement.

We are required to provide certain guarantees and obtain letters of credit in the normal course of its development activities. As of September 30, 2015, we had $2.7 million of outstanding letters of credit, which are secured by restricted cash and certificates of deposit. In addition, in the ordinary course of business and as a part of the entitlement and development process, we are required to provide performance bonds to ensure completion of certain development obligations. As of September 30, 2015, we had $8.4 million of outstanding performance bonds.

Great Park Venture

As of September 30, 2015, the Great Park Venture has development obligation payments of $6.8 million that are due upon the sale of certain homesites, $4.5 million of payments that are due upon the issuance of certificates of occupancy for certain home construction milestones and $6.6 million in payments related to reimbursement of school construction costs upon issuance of building permits for certain home construction milestones.

The Great Park Venture also has debt obligation payments that are based on the future cash flows of the Great Park Venture. Two cash flow participation agreements require, subject to certain exceptions, GPV Subsidiary to pay third parties (1) 4.66% of any distributions by GPV Subsidiary and (2) 2.0% (subject to a payment priority schedule) of any distributions by GPV Subsidiary in respect of the Legacy Properties and 0.5% (subject to a payment priority schedule) of any distributions by GPV Subsidiary in respect of non-Legacy Properties. Following the completion of this offering, holders of Class D units of the Great Park Venture will be entitled to receive 10.0% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million. In connection with this offering, GPV Subsidiary will also enter into an amended and restated development management agreement for Great Park Neighborhoods and holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties. See “—Liquidity and Capital Resources—Great Park Venture” for more information about the potential payment obligations.

In addition, in the ordinary course of business and as a part of the entitlement and development process, the Great Park Venture is required to provide performance bonds to ensure completion of certain development obligations. As of September 30, 2015, the Great Park Venture had $50.4 million of outstanding performance bonds.

San Francisco Venture

The San Francisco Venture has agreed to reimburse the Lennar-CL Venture for a portion of the debt assumed by the Lennar-CL Venture in an aggregate amount (estimated to be $         million) equal to $10 million, plus the amount of the debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt).

The San Francisco Venture has a $65.1 million promissory note issued to Macerich in connection with the formation of our joint venture with Macerich. The promissory note will be cancelled and converted into equity upon satisfaction of certain requirements, including our conveyance of the underlying land. The promissory note must be contributed to the joint venture or otherwise repaid prior to December 31, 2018. If the San Francisco Venture is unable to, among other things, convey the land to the joint venture by December 31, 2017 or obtain specified governmental approvals for the planned retail center infrastructure and parking garage, Macerich has the right to terminate the joint venture, which would require repayment of the loan within 30 days, including all accrued interest, potentially in addition to other costs incurred by the joint venture.

A subsidiary of the San Francisco Venture is party to a disposition and development agreement with the Redevelopment Agency covering Phase 2 of the development of The San Francisco Shipyard and Candlestick Point (the “DDA”). The Redevelopment Agency is entitled to receive reimbursement for its costs incurred in connection with the DDA and to the return of certain profits (pursuant to a priority payment schedule in the DDA) generated by the development and sale of property at The San Francisco Shipyard and Candlestick Point. As the community has not yet generated profits from land sales, no return of profits has been made to the Redevelopment Agency.

The San Francisco Venture has provided the Redevelopment Agency with two guarantees in connection with the DDA. The San Francisco Venture unconditionally and irrevocably guaranteed to the Redevelopment Agency the due and punctual payment and performance of specified obligations under the DDA, plus all related costs and expenses, with a limit of $5.0 million. Pursuant to the DDA, the San Francisco Venture provided the Redevelopment Agency with a guaranty of infrastructure obligations with a maximum obligation of $21.4 million, plus all related costs and expenses.

In March 2015, the San Francisco Venture issued two letters of credit totaling $11.5 million to provide security for its share of cost overruns on the Alice Griffith Improvement Project (“AGIP”), as required under the DDA. The letters of credit will expire March 3, 2017. When the third-party affordable housing developer completes Phase 1 and Phase 2 of the AGIP (estimated to be September 2016), the San Francisco Venture will be required to make payments totaling $11.5 million in order to convert construction financing to permanent financing. Additionally, in March 2015, the San Francisco Venture indemnified Alice Griffith Phase 1, L.P. and Alice Griffith Phase 2, L.P. (the “AG Developers”) to complete the supporting infrastructure serving Phase 1 and Phase 2 of the AGIP in exchange for promissory notes totaling $8.1 million to the San Francisco Venture (“AG Promissory Notes”). The AG Promissory Notes bear interest at 2.45% per annum and are due 57 years from issuance. Pursuant to an agreement with the Redevelopment Agency, the San Francisco Venture is obligated to assign these promissory notes to the Redevelopment Agency when a loan related to the AGIP is converted from a construction loan to a permanent loan, which we estimate will occur in September 2016.

The AG Promissory Notes are to be included in the basis of each of the AG Developers for purposes of determining the tax credits that they are projected to receive. As defined in the partnership agreements related to the AGIP, certain of the limited partners agreed to make payments if the tax credits are less than projected. The San Francisco Venture agreed to indemnify these limited partners for such payments to the extent they arise from the tax treatment of the AG Promissory Notes. Though the potential cost of this indemnity cannot be calculated precisely, we estimate it to be approximately $3.0 million based on the transaction’s tax credit equity valuation. Should this indemnity result in a future loss, the Redevelopment Agency is responsible for 38% of such loss.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of September 30, 2015.

Seasonality

Our business and results of operations are not materially impacted by seasonality.

Inflation

Inflation poses a risk to our business due to the possibility that higher prices would increase our development expenditures. In particular, our development expenditures are influenced by the price of oil, which is used in our development activities, including grading and paving roads. However, inflation can also indirectly improve our revenues by increasing the amount that homebuyers and commercial buyers are willing to pay for newly constructed homes and commercial buildings, which in turn, increases the amount that homebuilders and commercial developers are willing to pay for our residential and commercial lots. In addition, because sales of homesites typically include participation provisions that allow us to share in the profits realized by the homebuilders if the overall profitability of a block of homes exceeds an agreed-upon margin, we may be able to receive additional benefit in the event of inflation.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relative to financial instruments are dependent upon prevailing market interest rates. Our primary market risk results from our indebtedness, which bears interest at both fixed and floating rates. Although we do not currently do so, we may in the future manage our market risk on floating rate debt by entering into swap arrangements to in effect fix the rate on all or a portion of the debt for varying periods up to maturity. This would, in turn, reduce the risks of variability of cash flows created by floating rate debt and mitigate the risk of increases in interest rates. Our objective when undertaking such arrangements would be to reduce our floating rate exposure, as we do not plan to enter into hedging arrangements for speculative purposes.

As of September 30, 2015, on a pro forma basis, we had outstanding consolidated indebtedness of $88.2 million, all of which bears interest based on floating interest rates. If the relevant rates used to determine the interest rates on this floating rate indebtedness were to increase (or decrease) by 100 basis points, the interest expense would increase (or decrease) by approximately $0.9 million annually.

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments.

BUSINESS AND PROPERTIES

We are the largest owner and developer of mixed-use, master-planned communities in coastal California, based on the total number of residential homesites permitted to be built under existing entitled zoning. Our three existing communities have the general plan and zoning approvals necessary for the construction of thousands of homesites and millions of square feet of commercial space, and represent a significant portion of the real estate available for development in three of the most dynamic and supply constrained markets along the California coast—Orange County, Los Angeles County and San Francisco County. These markets exhibit strong long-term housing demand fundamentals, including population and employment growth, coupled with constrained supply of residential land as a result of entitlement challenges and land availability.

We are developing new, vibrant and sustainable communities that, in addition to homesites, include commercial, retail, educational and recreational elements, as well as civic areas, parks and open spaces. We are the initial developer of our three communities that will include approximately 40,000 residential homes and approximately 20 million square feet of commercial space over a period of more than 10 years. Our three mixed-use, master-planned communities are:

•	Great Park Neighborhoods: Great Park Neighborhoods consists of approximately 2,100 acres in Orange County, California, and is being built around the approximately 1,300 acre Orange County Great Park, a metropolitan public park that is under construction and, upon completion, will be nearly twice the size of New York’s Central Park. Great Park Neighborhoods is designed to include approximately 9,500 homesites and approximately 4.9 million square feet of commercial space. We sold the first homesites in April 2013 and, as of September 30, 2015, we had sold 1,976 homesites (including 221 affordable homesites) and commercial land allowing for development of up to 2 million square feet of commercial space for aggregate consideration of approximately $962.5 million.

•	Newhall Ranch: Newhall Ranch consists of approximately 15,000 acres in one of the last growth corridors of northern Los Angeles County. Newhall Ranch is designed to include approximately 21,500 homesites and approximately 11.5 million square feet of commercial space within this community. Newhall Ranch is directly adjacent to our completed, award-winning Valencia master-planned community, where today approximately 20,000 households reside and approximately 60,000 people work.

•	The San Francisco Shipyard and Candlestick Point: Located almost equidistant between downtown San Francisco and the San Francisco International Airport, The San Francisco Shipyard and Candlestick Point consists of approximately 800 acres of bay front property in the City of San Francisco. The San Francisco Shipyard and Candlestick Point is designed to include approximately 12,000 homesites and approximately 4.1 million square feet of commercial space, making this community the largest development of its type in the history of San Francisco. We commenced land development in 2013 and the first homes were sold in April 2015. In November 2014, we entered into a joint venture agreement with Macerich to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point.

The scale and positioning of our communities allow us to engage in long-term development, providing numerous opportunities for us to add value for the ultimate residential buyers and commercial owners. In addition, our development activities benefit from our strong relationships and extensive experience working with federal, state and local government agencies and other local constituents to create economically vibrant communities. Our communities promote quality living, with a focus on active lifestyles, diverse populations and an optimal mix of housing and commercial development and employment opportunities.

Our management team has an expansive planning and development skill set, including expertise in managing public-private partnerships and navigating the difficult and complicated entitlement process in California. Key members of our management team have worked together for 10 to 25 years and have overseen the development of our communities from inception. Prior to the formation of the management company in 2009, our management team was an integral part of the team responsible for developing and implementing land strategies on the west coast for Lennar, one of the nation’s largest homebuilders. The collective experience of our team is a key factor in our ability to design and successfully execute the development plans for our communities, and to make new opportunistic investments. Since 2009, our management team has obtained vested tentative tract maps for over 17,000 homesites in our communities. See “—Our Communities—Development Status” below for more information regarding the status of our communities’ entitlements.

Our Competitive Strengths

We believe the following strengths will provide us with a significant competitive advantage in implementing our business strategy:

Attractive Locations in Desirable and Supply Constrained California Coastal Markets

Our three communities are located in Los Angeles County, Orange County and San Francisco County, each of which exhibits favorable economic, demographic and employment trends, which are expected to continue to drive future housing demand. All three markets have exhibited strong employment growth, driven in part by exposure to technology sector investment and the Asia-Pacific trade corridor, as evidenced by the 2014 ratio of number of jobs added to number of homebuilding permits issued. Employment growth-to-homebuilding permits issued ratios were 5.5, 3.9 and 10.3 for Los Angeles County, Orange County and the Bay Area Counties, respectively, in 2014. According to JBREC, household growth is expected to remain a key demand driver through 2017 due to continued population and employment growth. Los Angeles County, Orange County and the Bay Area Counties are expected to experience average annual household growth within a range of 22,000 – 30,000 households, 9,000 – 12,000 households and 6,900 – 8,500 households, respectively, through 2017. All three markets are also seeing strong demand for commercial space, as evidenced by vacancy rates for office properties declining to 14.5%, 11.4% and 6.7% in Los Angeles County, Orange County and the Bay Area Counties, respectively, in the second quarter of 2015. These factors, among others, should continue to drive housing and commercial demand in the coastal California markets where our communities are located. Furthermore, the limited supply of land available for development in these markets, and the difficult, time consuming and expensive process to obtain new entitlements in California, act as high barriers to entry for competition.

Significant Scale with Favorable Zoning and Entitlements

We believe that our scale, as measured by entitled residential and commercial land, uniquely positions us within the real estate industry on the west coast. We own, or have the right to acquire, substantially all of the undeveloped land in all three of our communities where we are entitled to build approximately 40,000 residential homes and 20 million square feet of commercial space, which makes us the largest owner and developer of mixed-use, master-planned communities in coastal California. Our existing general plan and zoning approvals give us varying degrees of flexibility in determining the types of homes and commercial buildings that will be constructed, as well as the location of such buildings in different development areas within our communities. As a result, we are able to modify our planning in response to changing economic conditions, consumer preferences and other factors.

Experienced and Proven Leadership

Our Chairman and Chief Executive Officer, Mr. Haddad, has worked in the real estate development industry for over 30 years, including as the Chief Investment Officer of Lennar, one of the nation’s largest homebuilders, where he was responsible for land strategy, real estate investments and asset management on the west coast. He is regarded nationally as a leading land expert and a skillful negotiator of complex transactions with competing priorities. Along with Mr. Haddad, key members of our management team, including Mr. Higgins, Mr. White, Ms. Jochim, Mr. McWilliams and Mr. Bonner, along with senior members of the project teams, have worked together for 10 to 25 years on several coastal California communities, including Stevenson Ranch (in Los Angeles County), Windemere (in Contra Costa County) and Coto de Caza (in Orange County), and the acquisition, entitlement, planning and development of all three of our communities. The collective experience of our team is wide-ranging and includes community development, urban and infill redevelopment and military base reuse, enabling us to manage complex entitlements and long-term development projects, and to make new opportunistic investments. We also have demonstrated an ability to successfully re-allocate our management resources as large-scale projects progress. For example, in 2005, our Executive Vice President, Mr. McWilliams, was relocated from San Francisco to lead Newhall Ranch and our Executive Vice President, Ms. Jochim, was promoted to lead the San Francisco East Bay, while our Executive Vice President, Mr. Bonner, was promoted to head The San Francisco Shipyard and Candlestick Point. In 2006, Ms. Jochim moved to Orange County to oversee Great Park Neighborhoods.

Expertise in Partnering with Governmental Entities

Our management team has worked with governmental entities on the development of mixed-use, master-planned communities for over 25 years. Our longstanding community relationships and experience help us understand public policy objectives, navigate the complex entitlement process and develop innovative plans that satisfy a wide range of stakeholder objectives. Our commitment to partnering with governmental entities is exemplified by our participation on various boards, committees and councils. For example, Mr. McWilliams serves as Chairman of the Global Land Use and Economic Counsel for Southern California Association of Governments, which has members from 191 cities and six counties, Mr. Bonner serves on the board of the Bay Area Council, which drives implementation of strategic policy solutions through political, business and civic leadership, and Ms. Jochim is on the board of the Orange County Business Council. Mr. Haddad has been a part of international delegations and has been a business delegate on the Governor of California’s gubernatorial trade mission to China. Our completed communities provide major public benefits and we are in the process of developing approximately 6,000 units of affordable housing and approximately 11,000 acres of open space, including habitats and wildlife corridors, within our three current communities. We will also continue making significant investments in the development of public infrastructure within our communities, including schools and parks.

Fully Funded Development Program

Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility and our 364-day credit facility, we expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. Our communities are at different stages in the development cycle, requiring different levels of capital investment and providing different levels of operating cash flow. As a result, we expect the cash flows from our communities to provide a substantial portion of the capital needed to fund our expenditures. With limited availability of financing for land development, our strong financial position gives us an advantage over potential competitors.

Our Business

We are primarily engaged in the business of planning and developing our three mixed-use, master-planned communities, and our principal source of revenue is the sale of residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also retain a portion of the commercial and multi-family properties in our communities as income- producing assets.

Our planning and development process involves the following components:

Master Planning. We design all aspects of our communities, creating highly desirable places to live, work, shop and enjoy an active lifestyle. Our designs include a wide range of amenities, such as high quality schools, parks and recreational areas, entertainment venues and walking and biking trails. Each community is comprised of several villages or neighborhoods, each of which offers a range of housing types, sizes and prices. In addition to the master land planning we undertake for each community, we typically create the floorplans and elevations for each home, as well as the landscape design for each neighborhood, considering each neighborhood’s individual character within the context of the overall plan for the community. For the commercial aspects of our communities, we look for commercial enterprises that will best add value to the community by providing needed services, additional amenities or local jobs. In designing the overall program at each community, we consider the appropriate balance of housing and employment opportunities, access to transportation, resource conservation and enhanced public open spaces and wildlife habitats. We continually evaluate our plans for each community, and make adjustments that we deem appropriate based on changes in local economic factors and other market dynamics.

Entitlements. We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder. Although we have general plan and zoning approvals for our communities, individual development areas within our communities are at various stages of planning and development and have received different levels of discretionary entitlements and approvals. For additional information about the status of each development area within our communities, see “—Our Communities—Development Status.”

Horizontal Development (Infrastructure). We refer to the process of preparing the land for construction of homes or commercial buildings as “horizontal development.” This involves significant investments in a community’s infrastructure and common improvements, including grading and installing roads, sidewalks, gutters, utility improvements (such as storm drains, water, gas, sewer, power and communications), landscaping and shared amenities (such as community buildings, neighborhood parks, trails and open spaces) and other actions necessary to prepare residential and commercial lots for vertical development.

Land Sales. After horizontal development for a given phase or parcel is completed, graded lots are typically sold to homebuilders, commercial builders or commercial buyers. We typically sell homesites to a diverse group of high-quality homebuilders in a competitive process, although in some cases we may negotiate directly with a single homebuilder. In addition to the base purchase price, our residential land sales typically involve participation provisions that allow us to share in the profits realized by the homebuilders. We sell commercial lots to developers through a competitive process or negotiate directly with the buyer. We also regularly assess our development plan and may retain a portion of the commercial and multi-family properties within our communities as income-producing assets.

Vertical Development (Construction). We refer to the process of building structures (buildings or houses) and preparing them for occupancy as “vertical development.” Single-family residences in our communities are built by third-party homebuilders. Commercial buildings in our communities are usually built by a third-party developer or the buyer. For commercial or multi-family properties that we retain, we may construct the building ourselves, or enter into a joint venture with an established developer to construct a particular property (such as a retail development).

Community Programming. Our community building efforts go beyond development and construction. We offer numerous community events, including music, food and art festivals, outdoor movies, educational programs, health and wellness programs, gardening lessons, cooking lessons, food truck events, bike tours and various holiday festivities. For example, at Great Park Neighborhoods, we held a pumpkin carving event that set an official Guinness World Record for the longest line of carved pumpkins. We plan and program all of our events with a goal of building a community that transcends the physical features of our development and connects neighbors through their interests. We believe community building efforts create loyal residents that can become repeat customers within our multi-generational communities.

Sequencing. In order to balance the timing of our revenues and expenditures, we typically sequence the development of individual neighborhoods or villages within our communities. As a result, many of the master planning, entitlement, development, sales and other activities described above may occur at the same time in different locations within a single community. Further, depending on the specific plans for each community, we may vary the timing of certain of these phases. Throughout this process, we continually analyze each community relative to its market to determine which portions to sell, which portions to build and then sell, and which portions to retain as part of our portfolio of commercial and multi-family properties.

Our Business Strategy

We are engaged in the business of planning and developing our three mixed-use, master-planned communities. In order to maximize the value of these communities, we intend to:

•	actively manage the entitlement, design and development of our communities;

•	maximize revenue from the sale or use of residential and commercial land; and

•	build our own portfolio of income-producing commercial and multi-family properties.

This business strategy includes the following elements:

Create Active and Connected Communities

We design all aspects of our communities with a view to creating highly desirable places to live, work, shop and enjoy an active lifestyle, and are thereby able to distinguish our communities. Our designs include a wide range of amenities that support activity and connectivity, such as high quality schools, parks and recreational areas, entertainment venues, abundant sidewalks and extensive walking and biking trails. We emphasize lively neighborhoods and the creation of quality public spaces that enhance a vibrant social life. For example, our recreation centers are part of central community hubs that have swimming pools, fitness facilities, indoor/outdoor kitchen and dining areas, sport courts, community rooms, community greenhouses and other community services.

Utilize Residential Product Segmentation to Optimize the Pace of Sales

We offer a range of housing types, sizes and prices in neighborhoods within our communities, which are intended to appeal to different segments of homebuyers across a wide range of life phases. We believe our segmentation approach optimizes the pace of homesite sales, which we refer to as “absorption,” and the pricing of homes within our communities because the different product types being sold at any one time are not directly competitive with each other. It also enhances the character of the neighborhoods within our communities, attracting residents of diverse ages and incomes. Within the scope of our existing entitlements, we have the ability to modify the types of homes offered within our communities, and intend to do so as we deem appropriate to optimize absorption rates and land values.

Adjust Neighborhood Composition to Respond to Changing Economic Circumstances

Our master planning is a dynamic process throughout the life cycle of each of our communities. We continually evaluate our plans for each community, and make adjustments based on local economic factors and other market dynamics in order to maximize the value of our underlying land. In addition to changing the types of housing offered, we may offer new amenities, modify the types of commercial development that we undertake or change the particular uses of land parcels within different development areas of a single community. We also manage the timing of our land sales based on market conditions in order to maximize the long-term value of our communities.

Develop an Income-Producing Portfolio

We regularly assess our development plan and may retain a portion of the commercial and multi-family properties in our communities as income-producing assets, rather than selling the land to builders, commercial buyers or homebuyers. The decision to retain any particular property as an income-producing asset (rather than sell it to a developer or commercial user) is a strategic decision that we will make based on a number of factors, including our views about the potential for property appreciation and the opportunity to add value to the community. For example, we may decide to retain a commercial property in order to attract a particular tenant or group of tenants to the community. In these situations, we may construct the property ourselves or enter into a joint venture with an established developer to construct the property.

Strike a Favorable Balance between Jobs and Housing

We plan our communities with the goal of achieving a desirable balance between jobs and housing. Each of our communities will include a mix of residential and commercial properties, which we expect will generate a significant number of jobs within our communities. We recently sold approximately 73 net acres in Great Park Neighborhoods to a subsidiary of Broadcom Corporation, which plans to build an approximately two million square foot campus that is anticipated to accommodate approximately 8,000 employees. At Candlestick Point, we have entered into a joint venture with Macerich to construct an approximately 550,000 square foot outdoor urban outlet mall. At Newhall Ranch, we expect to preserve the 3-to-1 jobs-to-housing ratio that we have at Valencia. The inclusion of office and retail properties enables us to achieve an appropriate balance between jobs and housing within our communities.

Develop Environmentally Conscious Communities

We are, and intend to continue to be, a leader in developing environmentally conscious communities. We are committed to minimizing the impact of our development activities on local infrastructure, resources and the environment. We promote walking and cycling within our communities with extensive paths and trails, and work with local governments to provide convenient access to public transportation. More than half of Newhall Ranch’s homesites will be within walking distance (one-quarter of a mile) of a commercial center. In many cases, we incorporate renewable or repurposed materials in our communities. At Newhall Ranch, we plan to build an advanced water recycling plant, which will help supply a significant amount of recycled water to our community. At The San Francisco Shipyard and Candlestick Point, our strategy includes measures to conserve energy and reduce the need for fossil fuels. At all of our communities, we endeavor to concentrate our development activities on limited portions of our land in order to maintain substantial portions of open space, which will preserve and protect natural habitat, soils, water and air.

Utilize Alternative Financing Strategies

Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility and our 364-day credit facility, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, we intend to continue to utilize multiple public and private financing strategies, including secured mortgage financing for vertical construction projects, CFDs, tax increment financing at The San Francisco Shipyard and Candlestick Point and state and federal grants, to reduce the privately funded portion of total development costs. CFDs are established when local government agencies impose a special property tax on real estate located within a specific district, sell bonds backed by future tax proceeds and use the net proceeds to pay for public improvements, including streets, water, sewage, drainage, electricity, schools, parks and fire and police protection. For tax increment financing, the amount of property tax that a specific district generates is set at a base amount and, as property values increase, property tax growth above that base amount, net of property taxes retained by municipal agencies, is used to fund redevelopment projects within the district.

Diligently Control Costs

We seek to develop our communities in a cost efficient manner. We have in-house engineers, contractors and geologists who are actively engaged in evaluating our grading and infrastructure plans to ensure that we minimize the time and costs associated with our development activities. Our experience, combined with the size of our communities, allows us to negotiate favorable terms with suppliers and contractors and keep tight controls over budgets. We typically select suppliers and contractors through a competitive bidding process in which we request proposals from suppliers and contractors that have demonstrated reliable service and quality.

Engage Local Interests

We carefully plan each of our communities to ensure that we are responsive to a variety of local interests. We have worked, and will continue to work, with all stakeholders, including local governments, environmental groups and community members, in the development of our communities. We believe it is important to engage local constituents who may be affected by our development activities in order to anticipate potential concerns and provide mutually beneficial solutions. For example, at Newhall Ranch, we have committed to donate approximately 10,000 acres of natural open space land to natural land management organizations and have also established approximately $12 million of endowment funding for native habitat enhancement and long-term conservation. At The San Francisco Shipyard and Candlestick Point, we have a robust community benefits plan designed to satisfy the social goals and objectives of the surrounding neighborhood and the City of San Francisco at large. At Great Park Neighborhoods, we are constructing a wildlife corridor, landscape areas and dozens of sports fields on 688 acres within the Orange County Great Park, which will be accessible to more than 10 million Southern California residents.

Selective Expansion

As strategic opportunities present themselves, including through our relationships with a wide range of governmental entities, we may leverage our unique experience to expand our business in a manner that is consistent with our financial objectives. From time to time, we may acquire additional landholdings and plan and develop new communities.

Our Communities

Great Park Neighborhoods

Overview

Great Park Neighborhoods is an approximately 2,100 acre mixed-use, master-planned community in Orange County that is designed to include approximately 9,500 homesites (including up to 1,056 affordable homesites), approximately 4.9 million square feet of commercial space, approximately 61 acres of parks and approximately 138 acres of trails and open space. Great Park Neighborhoods is adjacent to the Orange County Great Park, a metropolitan public park that will be nearly twice the size of New York’s Central Park upon completion.

Adjacent to the highly regarded master-planned Irvine Ranch communities, Great Park Neighborhoods is being developed on the former site of the El Toro Base, which was first commissioned by the U.S. Marine Corps in 1943 and operated until 1999, when it was decommissioned as an active base. In July 2005, the U.S. Navy auctioned the El Toro Base as four separate parcels of land and the Great Park Venture, under the direction of Mr. Haddad (then employed by Lennar), prevailed at the auction and purchased all four parcels. The U.S. Navy has an obligation to complete its finding of suitability to transfer process prior to conveying land to us and, as of December 31, 2014, all of the revenue producing portions of the Great Park Neighborhoods acreage had been delivered by the U.S. Navy to us. In connection with the acquisition, we also entered into a development agreement with the City of Irvine, which marked the end of fifty-six years of military history and the beginning of a unique partnership between us and the City of Irvine. In 2006, Ms. Jochim moved from San Francisco, where she was handling land operations for Lennar, to lead the redevelopment of the El Toro Base, reporting to Mr. Haddad.

In 2013, the City of Irvine allowed a modification of the project zoning to allow an increase in the total number of homesites within Great Park Neighborhoods to 9,500. At the same time the rezoning was approved, we entered into an agreement with the City of Irvine to construct 688 acres of the Orange County Great Park. This portion of the Orange County Great Park is expected to include an approximately 175 acre sports park planned for 18 to 21 soccer and multi-use fields,

25 tennis courts, four sports courts, 12 baseball/softball fields and five sand volleyball courts, a 40 acre bosque landscape area, a 36 acre canyon area, a 188 acre golf course, golf practice facility and clubhouse and a 178 acre wildlife corridor. Pursuant to our amended development agreement, we have a vested right to develop 9,500 homesites and approximately 4.9 million square feet of commercial space within Great Park Neighborhoods, subject to the terms and requirements of the development agreement. The development agreement also provides that our entitlements are protected through 2045 and that, subject to certain limitations, we may locate or relocate certain permitted uses to different development areas within the Great Park Neighborhoods as long as the combined maximum program is maintained. This provides flexibility for us to respond to changing market conditions. For additional information about our entitlements for Great Park Neighborhoods, see “—Development Status” below.

Throughout our planning and development of Great Park Neighborhoods, we have consistently demonstrated our commitment to promoting sustainability. We have transformed runways to greenways, integrated parks, trails and open space into our design and expect to preserve approximately 500 trees by relocating them throughout the community. We also expect to recycle the vast majority of construction material created by demolition. For example, many of the materials from the El Toro Base, including runway lights, warehouses, chimneys, bricks, pipes and metals, have been repurposed and incorporated into the design of both the Orange County Great Park and Great Park Neighborhoods.

We sold the first homesites in April 2013 and, as of September 30, 2015, we had sold 1,976 homesites (including 221 affordable homesites) and commercial land allowing for development of up to 2 million square feet of commercial space for aggregate consideration of approximately $962.5 million. The net proceeds from sales of certain development areas within Great Park Neighborhoods will be paid to certain contributing investors. For additional information, see “—Structure and Formation of Our Company—Great Park Venture Legacy Properties.” For additional information about the status of our development with Great Park Neighborhoods, see “—Development Status” below. In January 2015, Pavilion Park at Great Park Neighborhoods was named “Master Planned Community of the Year” in the United States by the National Association of Homebuilders. This award recognizes outstanding performance in residential real estate sales, marketing and design.

Location and Demographics

Great Park Neighborhoods is convenient to local and regional job centers. It is located approximately seven miles from the Pacific Ocean, approximately nine miles from the University of California, Irvine (UCI) and approximately 17 miles from Disneyland. Great Park Neighborhoods is also easily accessible by public and private transportation. It is adjacent to the Irvine Transportation Center, where residents, customers and employees can access Metrolink, Amtrak and Orange County Transportation Authority bus routes, and close to Interstate 5, Interstate 405, State Route 133 and John Wayne Airport (SNA) in Orange County.

The City of Irvine is in the heart of Orange County, a supply constrained area with rapidly increasing new home prices, strong job growth, rising median income levels and low levels of resale housing inventory. With a vibrant economy and employment centers, Orange County is a “first choice” location for housing within the larger Southern California market. Like many coastal California areas, housing demand fundamentals have shown considerable improvement in recent years as a result of improving home sales activity and job growth. Between 2011 and 2014, Orange County added 129,200 jobs, representing growth of 9.5%, and JBREC expects an average annual job growth rate of 2.6% between 2015 and 2017. During 2014, Orange County added over 23,000 new residents, which JBREC expects to increase to approximately 29,000 residents per year through 2017. Great Park Neighborhoods is also estimated to bring a significant number of jobs to the region.

The City of Irvine’s top employers, including the University of California, Irvine, Irvine Unified School District, Blizzard Entertainment, Inc., Broadcom Corporation, Edwards Lifesciences Corporation, Verizon Wireless, Kaiser Foundation Hospitals, Parker-Hannifin Corporation, Allergan, Inc., Western Digital Corporation and St. John Knits International Inc., span a wide range of industries, including education, technology, medical devices, healthcare, aerospace, pharmaceuticals and apparel. Residents and employers choose the City of Irvine for, among other reasons, its central location, its highly rated schools, and its safety. In 2014, the City of Irvine was ranked as having the Lowest Violent Crime Rate in America for the tenth consecutive year based on FBI statistics for the year 2013 and for cities with over 100,000 residents.

Housing demand in Orange County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 4.5 over the twelve months ended August 2015 (well above the typical balanced market ratio of 1.2). As of August 2015, the median single-family detached existing home price had reached $680,000, an increase of 6.3% over the prior year, and the median new home price was $821,300, a decrease of 0.1% from the prior year. After two years of significant increases in new home sales in 2013 and 2014, new home sales decreased to 3,593 during the twelve months ended August 2015, down 17.1% from the prior year, but still up 86.6% over 2012. As of August 2015, only 10,997 homes were listed on the market, which equates to only 4.1 months of supply (well below the typical equilibrium of 6.0 months). In the second quarter of 2015, commercial office space vacancy decreased to 11.4%, from 20.4% in 2010, and commercial asking rents per square foot increased to $20.39, from a low of $14.84 in 2012.

Development Status

From July 12, 2005 to September 30, 2015, we incurred approximately $1.9 billion of development costs (which consist of costs for land, land improvements and capitalized real estate taxes and interest) related to Great Park Neighborhoods. Approximately $600 million of this amount relates to properties that have been sold. The remainder of this amount ($1.3 billion) and any additional amounts incurred will be allocated, based on relative sales value, to individual parcels within Great Park Neighborhoods (including the Legacy Properties) as homesites are sold.

We budget our cash development costs on an annual basis. Our preliminary budget for calendar year 2016 allocates between $470 million and $580 million of cash for the development of Great Park Neighborhoods, a portion of which will relate to the Legacy Properties. These budgeted amounts are expected to be funded through a combination of available cash, cash flows from our communities, borrowing capacity under our credit facilities and reimbursements from public financing, including CFDs or local, state and federal grants. Our preliminary budget for 2016 has not been approved by our board of directors and is subject to change by a material amount, due to, among other things, delays in construction or regulatory approvals, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

The terms of the Class D units of the Great Park Venture provide for distributions based on the net proceeds from the sale of the Legacy Properties. Under the terms of the limited liability company agreement of the Great Park Venture, distributions on the Class D units are calculated by deducting from the net sales proceeds of the Legacy Properties an aggregate amount for expenses (including development costs) equal to approximately $40.6 million. Assuming no delays in construction or regulatory approvals, we do not expect to incur any material development costs associated with the Legacy Properties after 2016.

The table below summarizes entitlement and development activity at Great Park Neighborhoods as of September 30, 2015:

							Entitlement Status (A)
Development Area	Acres (Approx.)	Homesites		Commercial Square Feet (Approx.) (B)		Actual or Anticipated Year of First Delivery	State & Federal Permits	General Plan / Zoning	VTTM	Final Map
Previously Sold
Pavilion Park	172	947		—		2013	✓	✓	✓	✓
Beacon Park	234	1,029		—		2014	✓	✓	✓	✓
Broadcom Commercial	79	—		2,000,000		2015	✓	✓	✓	✓
High School	43	—		—		2014	✓	✓	✓

Subtotal	528	1,976		2,000,000
Legacy Properties (C)
Development Area 1 North	85	727		—		2016	✓	✓	✓
Development Area 7	278	840		—		2015	✓	✓	✓

Subtotal	363	1,567		—
Available for Future Sale
Development Area 1 South	76	(D	)	(D	)	2017	✓	✓	✓
Development Area 1 West	93	(D	)	(D	)	2017	✓	✓	✓
Development Area 4	200	1,102		—		2016	✓	✓	✓
Residential (E)
Development Area 4 Commercial	10	(D	)	(D	)	2018	✓	✓	✓
Development Areas 2, 3, 5 and 6	852	(ED	)	(D	)	2017	✓	✓

Subtotal	1,231	5,957		2,900,000

Community Total	2,121	9,500		4,900,000

(A)	“State and federal permits” are issued by state and federal resource agencies and generally refer to permits authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

A “general plan” is a county or city’s basic planning document that governs physical development and land uses within a county or city; in this case, the City of Irvine.

“Zoning” generally refers to the division of an area into zones for purposes of regulating the number and types of buildings and their uses.

“VTTM” is a vesting tentative tract map that approves the division of property into separate legal lots for sale or lease (subject to the satisfaction of specified conditions of approval) and, upon approval, confers a vested right to proceed with the subdivision development in accordance with the ordinances, policies and standards in effect at the time the application for the vesting tentative tract map was deemed complete.

“Final maps” regulate and control the design and improvements within subdivisions, and must substantially conform to previously approved vesting tentative tract maps. If the final map substantially conforms to the previously approved vesting tentative tract map and the conditions imposed, approval of a final map does not require any further discretionary approval. Under such circumstances, there is no discretion to deny the final map or place additional conditions on its approval.

(B)	Commercial square footage is subject to change based on ultimate use.
(C)	Legacy properties are properties as to which the sales proceeds, subject to certain deductions, are payable to the prior owners of the Great Park Venture, regardless of whether the sales occur before or after this offering.
(D)	We have a vested right to develop 4,855 homesites (including approximately 835 affordable units) and 2.9 million square feet of commercial space within Development Areas 1 South, 1 West, 2, 3, 4 Commercial, 5 and 6, subject to the terms and requirements of the development agreement. We have not yet allocated the aggregate number of homesites and commercial square feet to individual development areas.
(E)	Development Area 4 Residential may include a K-8 school, which would reduce its homesites by approximately 75.

Previously Sold

Pavilion Park. In May 2013, we completed development of Pavilion Park, which includes 947 homesites, an approximately six acre park and a community center with a swimming pool, a greenhouse and a playground. In May 2013, we sold 726 of the homesites in this development area to eight homebuilders for aggregate consideration of $337.6 million, with the potential to receive additional payments in the event that the overall profitability of the homes sold exceeds an agreed-upon margin. The grand opening event for home sales at Pavilion Park occurred in September 2013 and the 726 single-family detached homes, with sizes ranging from 1,878 square feet to 4,240 square feet, were approximately 98% sold out in March 2015, with prices ranging from $772,000 to $2,200,000. Pavilion Park will also include 221 affordable units that are being developed by a third-party partnership that includes an affiliate of The Related Companies. The grand opening event for these affordable units is anticipated to occur in fall 2015.

Beacon Park. Beacon Park includes 1,029 homesites designed for single-family detached homes and single-family attached homes, with sizes ranging from approximately 1,450 square feet to approximately 4,700 square feet, as well as an approximately six acre park and a community center with a swimming pool. We sold 921 homesites in December 2014 and the remaining 108 homesites in the second quarter of 2015. The homesites were sold to ten homebuilders for aggregate base consideration of $510.9 million, with the potential to receive from each homebuilder additional payments in the event that such homebuilder’s overall profitability of the homes built exceeds an agreed-upon margin. The grand opening for home sales at Beacon Park occurred in August 2015. Beacon Park will also include a new K-8 school, which the Irvine Unified School District broke ground on in April 2015 and anticipates completing in 2016.

Broadcom Commercial. In March 2015, we sold Great Park Neighborhoods’ first parcels of commercial land to a subsidiary of Broadcom Corporation, one of Irvine’s largest employers. Broadcom Corporation’s subsidiary purchased approximately 73 net acres of commercial land and has broken ground on a research and development campus, which is planned for up to two million square feet and is expected to accommodate approximately 8,000 employees.

Legacy Properties

Development Areas 1 North and 7. We expect to complete horizontal development for these 1,567 homesites and sell them to builders during 2015 and 2016. On October 6, 2015, we completed the sale of Development Area 7, which includes 840 homesites, to a joint venture, in which Lennar owns a 50% interest, for $480 million (less an $8 million credit), of which $160 million was paid (or credited) at the closing and the remainder will be payable on December 1, 2016.

Available for Future Sale

Development Areas 1 South, 1 West, 2, 3, 4 Residential, 4 Commercial, 5 and 6. These development areas are expected to include an aggregate of approximately 5,957 homesites (including approximately 835 affordable units) and 2.9 million square feet of commercial space. Development Area 5 will also include Portola High School, which approximately 2,600 students are expected to attend. The Irvine Unified School District began construction of Portola High School in the fall of 2014.

Financing

The land at Great Park Neighborhoods is not subject to any material liens or encumbrances.

Newhall Ranch

Overview

Newhall Ranch is a mixed-use, master planned community in Los Angeles County that spans approximately 15,000 acres and is designed to include approximately 21,500 homes, approximately 11.5 million square feet of commercial space, approximately 60 miles of trails, approximately 275 acres of community parks and approximately 11,000 acres of protected open space.

Newhall Ranch is owned by our subsidiary, Newhall Land & Farming, which was originally formed by the family of Henry Mayo Newhall in 1883 to conduct agricultural operations on its landholdings. Newhall Land & Farming has been operating in California for over 130 years and recently completed the development of Valencia, a mixed-use, master-planned community directly adjacent to Newhall Ranch, which it began developing in the 1960s on a portion of Newhall Land & Farming’s 48,000 acres.

Valencia, which encompasses 15,000 acres, is one of the premier mixed-use, master-planned communities in the nation and the regional center for north Los Angeles County, with approximately 20,000 homes and approximately 25 million square feet of commercial and industrial space. As a result of a comprehensive master-plan, Valencia is a balanced, sustainable community with a healthy 3 to 1 jobs-to-housing ratio, top-rated primary and secondary schools, two higher education institutions, 15 parks, approximately 3,000 acres of open space, three golf courses, quality health care including a community hospital and trauma center, convenient public services and dynamic choices in shopping and entertainment. All of Valencia’s neighborhoods are connected to schools, parks and shopping by over 30 miles of paths and bridges known as paseos. Valencia has received a number of prestigious awards including multiple “Top 10 Master Planned Communities in the Nation” (JBREC), multiple “Top 10 Safest City in the Nation” (FBI statistics) and a “Best Place to Live in California” (CNN Money Magazine). Valencia’s position as one of the nation’s most respected mixed-use, master-planned communities is testament to the vision and thoughtful planning that has been the inspiration for Valencia right from the start. We do not anticipate selling additional residential land at Valencia.

Newhall Ranch, our new mixed-use, master-planned community, is directly adjacent to Valencia and will provide homes, employment, schools, shopping, public services, cultural amenities and abundant recreation. Residents of Newhall Ranch will choose from a broad range of housing types, from apartments and live-work lofts offering the convenience and pulse of a thriving downtown environment to single-family attached and detached homes of all sizes.

Newhall Ranch will continue the tradition of excellence in community planning established by Valencia as it meets the needs of a growing population in Los Angeles County. With an ideal location near existing jobs and infrastructure, Newhall Ranch is expected to preserve the 3 to 1 jobs-to-housing ratio that exists in Valencia today. At Newhall Ranch, we plan to build five elementary schools, a junior high school, a senior high school, four fire stations, a sheriff’s station and a public library.

Our development of Newhall Ranch is designed to implement the latest in sustainability, low impact development, green building, energy and water conservation and renewable energy resources. We plan to build an advanced water recycling plant, which will help supply a significant amount of recycled water to Newhall Ranch. We also plan to preserve and protect key local habitat areas, including the Santa Clara River, spineflower preserves, the High Country, which matches the size of Los Angeles’ Griffith Park, and other important natural resources. We have committed to donate more than 10,000 acres of natural open space land to natural land management organizations and have also established over $12 million of endowment funding for native habitat enhancement and long-term conservation.

Newhall Land & Farming was a public company, with shares traded on the NYSE, from 1970 until January 2004, when it was acquired by a joint venture between Lennar and LNR for approximately $1 billion under the direction of Mr. Haddad. Subsequently, other entities transferred additional assets to the joint venture, which was led by Mr. McWilliams, and the joint venture obtained $1.6 billion of non-recourse financing, part of which was distributed to Lennar and LNR. In June 2008, the joint venture and a number of its subsidiaries (including Newhall Land & Farming) commenced proceedings under Chapter 11 and, in July 2009, the United States Bankruptcy Court for the District of Delaware confirmed a plan of reorganization for the joint venture and its subsidiaries that had participated in the Chapter 11 proceedings. As a result of the bankruptcy proceedings, the reorganized entity, named Newhall Land Development, LLC, emerged from Chapter 11 with all of its employees and assets, including the property on which Newhall Ranch is being developed, and free of its previous bank debt. As part of the reorganization, the creditors selected Mr. Haddad and the existing management team to manage the communities owned by Newhall Land & Farming, including Newhall Ranch, and the management company was formed.

Location and Demographics

Newhall Ranch is located on approximately 15,000 acres in an unincorporated portion of Los Angeles County along the Santa Clara River in the western portion of the Santa Clarita Valley. The property is located approximately 35 miles northwest of downtown Los Angeles, 15 miles north of the San Fernando Valley and is adjacent to the City of Santa Clarita in one of the last remaining growth corridors in Los Angeles County. The City of Santa Clarita is the third largest city in Los Angeles County with a population of just over 200,000 people, according to the California Department of Finance. Newhall Ranch is adjacent to Interstate 5 and State Highway 126 and provides convenient access to the Santa Clarita Transit buses and the Metrolink trains. Newhall Ranch is also approximately 45 miles north of the Los Angeles International Airport (LAX) and 21 miles northwest of the Bob Hope Airport (BUR) in Burbank.

The City of Santa Clarita is conveniently located near the major job centers in the San Fernando Valley, Burbank, Glendale, West Los Angeles, Santa Monica and Downtown Los Angeles.

According to the U.S. Census, as of March 2015, Los Angeles County had a population of over 10 million, making it the most populous county in California. Housing fundamentals in the area have shown substantial improvement in recent years, supported by a supply constrained market with rising new home prices, strong job growth, rising median income levels and low levels of resale housing inventory. Between 2011 and 2014, Los Angeles County added 336,400 jobs, representing growth of 8.6%, and JBREC expects an average annual job growth rate of 2.2% between 2015 and 2017. During 2014, Los Angeles County added over 62,000 new residents, which JBREC expects to increase to approximately 65,000 residents per year through 2017.

Housing demand in Los Angeles County currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of over 3.0 in the twelve months ended August 2015 (well above the typical balance market ratio of 1.2). As of August 2015, the median single-family detached existing home price had reached $525,000, an increase of 7.8% over the prior year, and the median new home price had reached $599,000, an increase of 12.2% over the prior year and above the prior peak reached in 2007. Resale home values grew 6.3% in the twelve months ended December 2014. As of August 2015, only 21,528 homes were listed on the market in Los Angeles County, which equates to only 3.4 months of supply (well below the typical equilibrium of 6.0 months). During 2014, commercial office space vacancy rates dropped below 16% for the first time since 2009, reaching 15.7%, and declined even further through the second quarter of 2015, to 14.5%. Commercial asking rents per square foot were up 5.1% in 2014 from the 2011 low.

Major employers in Valencia include Woodward HRT, Inc., Boston Scientific Corporation, Advanced Bionics LLC, Quest Diagnostics Incorporated, and Aerospace Dynamics International, Inc. The City of Santa Clarita is also home to the corporate headquarters of Princess Cruises and Sunkist Growers, Incorporated. Seventeen soundstages are located throughout Valencia’s business parks to service the significant filming that occurs within the community. The Walt Disney Company and ABC Studios plan to commence construction in the near future on new high-tech sound stages and associated production support facilities within their 890 acre Golden Acre Ranch in the Santa Clarita Valley. Newhall Ranch is also estimated to bring a significant number of jobs to the region.

In 2014, the City of Santa Clarita was named a “Top 5 Most Business Friendly City in Los Angeles County” (LA County Economic Development Corporation).

Development Status

From August 1, 2009 to September 30, 2015, we incurred approximately $244 million of development costs (which consist of costs for land, land improvements and capitalized real estate taxes and interest) related to Newhall Ranch. None of these costs relate to previously sold properties.

We budget our cash development costs on an annual basis. Our preliminary budget for calendar year 2016 allocates between $40 million and $55 million of cash for the development of Newhall Ranch. These budgeted amounts are expected to be funded through a combination of available cash, cash flows from our communities, borrowing capacity under our credit facilities and reimbursements from public financing, including CFDs or local, state and federal grants. Our preliminary budget for 2016 has not been approved by our board of directors and is subject to change by a material amount, due to, among other things, delays in construction or regulatory approvals, including as a result of our ongoing legal proceedings, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

On November 30, 2015, the Supreme Court of California issued a ruling under CEQA, which will require CDFW and a lower court of appeals to reassess certain analyses and determinations related to greenhouse gas emissions and the protection of certain fish species and cultural resources completed by CDFW in connection with approving the EIR for Newhall Ranch. Although the Supreme Court’s ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates reflected in the table below and could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. For more information, see “—Legal Proceedings.”

The table below summarizes entitlement and development activity at Newhall Ranch as of September 30, 2015:

					Entitlement Status (A)
Development Area	Acres (Approx.) (B)	Homesites	Commercial Square Feet (Approx.) (C)	Actual or Anticipated Year of First Delivery	State & Federal Permits (D)	General Plan / Zoning	VTTM (E)	Final Map
Available for Future Sale
Mission Village	1,262	4,055	1,555,100	2020	✓	✓	✓
Landmark Village	293	1,444	1,033,000	2021	✓	✓	✓
Homestead South	1,745	3,617	66,400	2022	✓	✓
Homestead North	1,110	1,818	1,250,000	2025	✓	✓
Potrero Valley	2,500	4,385	245,000	2025	✓	✓
Entrada South	382	1,574	730,000	2022		✓
Entrada North	457	1,150	2,624,400	2024	✓	✓
Legacy Village	1,758	3,457	839,000	2023		✓
Valencia Commerce Center	588	—	3,161,585	2022		✓

Community Total	10,095	21,500	11,504,485

(A)	“State and federal permits” are issued by state and federal resource agencies and generally refer to permits authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

A “general plan” is a county or city’s basic planning document that governs physical development and land uses within a county or city; in this case, Los Angeles County.

“Zoning” generally refers to the division of an area into zones for purposes of regulating the number and types of buildings and their uses; in this case, the zoning is governed by the Newhall Ranch Specific Plan for certain areas within Newhall Ranch and Los Angeles County’s One Valley One Vision Area Plan in other areas within Newhall Ranch.

“VTTM” is a vesting tentative tract map that approves the division of property into separate legal lots for sale or lease (subject to the satisfaction of specified conditions of approval) and, upon approval, confers a vested right to proceed with the subdivision development in accordance with the ordinances, policies, and standards in effect at the time the application for the vesting tentative tract map was deemed complete.

“Final maps” regulate and control the design and improvements within subdivisions, and must substantially conform to previously-approved vesting tentative tract maps. If the final map substantially conforms to the previously approved vesting tentative tract map and the conditions imposed, approval of a final map does not require any further discretionary approval. Under such circumstances, there is no discretion to deny the final map or place additional conditions on its approval.

(B)	Newhall Ranch also includes approximately 5,000 acres of open space.

(C)	Commercial square footage is subject to change based on ultimate use.

(D)	State and federal resources agency permits were issued under a joint Environmental Impact Statement/EIR for the Newhall Ranch Specific Plan in 2010 and 2012, respectively. See “—Legal Proceedings” for more information regarding Mission Village and Landmark Village.

(E)	Prior to development, Los Angeles County, as the lead public agency, must comply with CEQA by certifying each project development area’s vesting tentative tract map-level EIR along with related project approvals, conditions, and findings.

Mission Village. Mission Village is approved to include 4,055 homesites, including a mix of single-family detached homes, single-family attached homes, age qualified homes, apartments and for rent affordable units, and approximately 1.6 million square feet of commercial development. This development area is also expected to include approximately 25 acres of parks, with a variety of sports fields and playgrounds, two community recreation centers and 670 acres of open space, including natural habitat preserves. Mission Village will be connected to adjacent communities, as well as the Newhall High Country and the Santa Clara River regional trail systems, with six miles of trails and paseos. Mission Village will also include a fire station, a bus transfer station, a public library and an elementary school, which we will build.

Landmark Village. Landmark Village is approved to include 1,444 homesites, approximately 1.0 million square feet of commercial development, approximately 77 acres of open space, 10 acres of parks and three community recreation centers with swimming pools, athletic courts, fitness facilities and community rooms. The homesites within this development area are designed for single-family detached homes, single-family attached homes, apartment homes and for rent and for sale affordable units. Landmark Village will be connected to adjacent communities, as well as the Newhall High Country and the Santa Clara River regional trail systems, with two miles of trails and paseos. Landmark Village will also include a fire station, a park and ride station and an elementary school, which we will build.

Remaining Development Areas. The remaining seven development areas are expected to include an aggregate of 16,001 homesites (including affordable units), approximately 9 million square feet of commercial development, approximately 9,253 acres of open space and approximately 240 acres of parks. These development areas are expected to include community-wide recreation centers, in addition to numerous neighborhood recreation centers, with swimming pools, athletic courts, fitness facilities, outdoor amphitheaters, water parks and community rooms. These development areas are expected to be connected to adjacent communities, as well as the Newhall High Country and the Santa Clara River regional trail systems, with 52 miles of trails and paseos. Legacy Village will include up to 1,455 age qualified homesites that, when combined with the up to 459 additional age qualified homesites in Mission Village, will become one of the largest new age qualified communities in Southern California. We also plan to build two fire stations, one recycled water plant, three elementary schools, one junior high school and one high school within these development areas.

Financing

The land at Newhall Ranch is not subject to any material liens or encumbrances.

The San Francisco Shipyard and Candlestick Point

Overview

The San Francisco Shipyard and Candlestick Point, located on approximately 800 acres on San Francisco Bay, includes the largest number of homesites permitted to be built under existing entitled zoning in the City and County of San Francisco. This community is designed to include approximately 12,000 homesites, approximately 4.1 million square feet of commercial space, approximately 100,000 square feet of community space, artist studios, a performance venue and approximately 355 acres of parks and open space.

The San Francisco Shipyard and Candlestick Point consists of two distinct, but contiguous, parcels of real estate. The San Francisco Shipyard, the northern parcel, consists of approximately 495 acres on the former site of the Hunters Point Navy Shipyard, located along San Francisco’s southeast waterfront. The Hunters Point Navy Shipyard was operated by the U.S. Navy from the late 1930’s until 1974, when it was placed in industrial reserve. Candlestick Point, the southern parcel, is located directly south of The San Francisco Shipyard and consists of approximately 280 acres on San Francisco’s waterfront. This nationally recognized site was the location of Candlestick Park stadium, former home of the San Francisco 49ers and the San Francisco Giants.

In 1999, the San Francisco Venture, led by Mr. Haddad and Mr. McWilliams, was selected by the City and County of San Francisco to enter into an exclusive negotiation agreement with the City and County of San Francisco for The San Francisco Shipyard. These negotiations led to execution of an initial disposition and development agreement for portions of The San Francisco Shipyard in 2003.

Mr. Haddad and Mr. McWilliams managed The San Francisco Venture from 1999 to 2005, and then transitioned management to Mr. Bonner (then an employee of Lennar) when Mr. McWilliams was appointed to lead Newhall Ranch. Lennar has managed the development of The San Francisco Shipyard and Candlestick Point since 2005. We will manage the development of The San Francisco Shipyard and Candlestick Point following this offering.

A disposition and development agreement covering Candlestick Point and the remaining development areas within The San Francisco Shipyard was entered into in 2010. Pursuant to the disposition and development agreements relating to The San Francisco Shipyard, the U.S. Navy has an obligation to complete its finding of suitability to transfer process prior to conveying parcels of land within The San Francisco Shipyard to us. The finding of suitability to transfer process replaces many local approval requirements. For additional information about the finding of suitability to transfer process, see “Business and Properties—Regulation—FOST Process.” The initial land transfer of approximately 75 acres within The San Francisco Shipyard took place in 2005. With respect to Candlestick Point, we took title to approximately 70 acres in December 2014. The balance of both properties is expected to be conveyed to us in accordance with the disposition and development agreement over the next several years, although it is possible that delays relating to environmental investigation and remediation could slow the transfers.

Our plan for The San Francisco Shipyard and Candlestick Point includes approximately 12,000 residential homesites divided among ten separate development areas. While all homes in this community are expected to be attached homes, we believe our plan offers a diverse mix of residential product offerings, with price points that will appeal to a wide range of prospective residents and homebuyers. For additional information about our entitlements for The San Francisco Shipyard and Candlestick Point, see “—Development Status” below.

We also plan for The San Francisco Shipyard and Candlestick Point to have approximately 355 acres of new public parks, sports fields and other green space. These areas will cover nearly half the site’s acreage and represent San Francisco’s largest park development since Golden Gate Park. One of the highlights is the San Francisco Bay Trail/Blue Greenway, which will provide a continuous recreational multi-use trail along the community’s waterfront, filling a gap in the regional network planned to eventually encircle the entire San Francisco Bay. Similarly, kayak, ferry service and windsurf launch points will enhance access to the regionally planned Bay Area Water Trail. For commuters and neighborhood cyclists, a secondary network of off-street multi-use trails will link parks and neighborhoods with the on-street bicycle network. Once completed, all parks will be dedicated to the City of San Francisco and publicly maintained with the proceeds from a special tax assessment.

The San Francisco Shipyard and Candlestick Point is intended to be a master-planned community that is vital, accessible and integrated into the San Francisco Bay Area. Our sustainability strategy for this community includes measures to minimize the impact of development on local infrastructure, resources and the environment, and measures to preserve the unique culture and diversity that defines the area. These measures include promoting walking and cycling as the primary modes of transportation within the community, implementing a whole-systems approach to energy conservation efficiency and protecting and enhancing parks, natural habitat, soils, water, air and climate.

The San Francisco Shipyard and Candlestick Point also includes a robust community benefits plan to ensure that the social goals and objectives of the community are delivered to the surrounding neighborhood and the City of San Francisco. The community benefits plan includes an extensive jobs training program as well as a community builder program that allows local community builders to participate in the development of certain portions of our community. These programs enhance the surrounding area’s participation so that local residents and business feel that they are part of the development of our community and sharing in its financial success. The San Francisco Shipyard and Candlestick Point also features the construction of a new artist studio building, expected to be one of the largest artist colonies in the United States, accommodating over 250 working artists who previously worked at existing facilities on the site. The artists enhance the cultural diversity of the community and create a regional draw as people travel from around the region to see the artwork on display at art exhibits at the site. We have also committed to subsidizing the redevelopment of Alice Griffith, an existing low income housing site which is being rebuilt and enlarged by a third party developer.

In 2011, the Brookings Institution named The San Francisco Shipyard and Candlestick Point project as one of three transformative investments in the United States. Also, in 2011, the project was awarded the Gold Nugget award at the Pacific Coast Builders Conference for the best “on the boards” site plan, an award honoring site design.

In November 2014, we entered into a joint venture agreement with Macerich, one of the largest retail developers in the country, to construct an approximately 550,000 square foot urban retail outlet shopping district at Candlestick Point. This shopping district will be one of the most significant retail developments in San Francisco in recent years and will anchor the Candlestick Point community. This unique urban outlet concept is anticipated to include a large collection of diverse retail tenants catering to residents in the region as well as tourists. In addition to the shopping district being developed in partnership with Macerich, the surrounding area will include housing, neighborhood retail, restaurants, film and arts center buildings, a hotel and a performance venue that will serve the local community and serve as a draw for Bay Area residents and tourists. Construction commenced at the site in 2015 with the demolition of the stadium and other infrastructure work. Vertical construction is expected to commence in 2016 and the retail district is expected to open to customers in 2018.

The San Francisco Venture built the initial homes at The San Francisco Shipyard and Candlestick Point. As of September 30, 2015, the San Francisco Venture had sold 29 homes (including 3 affordable homes) and entered into contracts to sell 119 additional homes (including 6 affordable homes) for total aggregate consideration of approximately $76.1 million. Prior to this offering, the San Francisco Venture will transfer to the Lennar-CL Venture approximately 75.5 acres of land where homes are currently being built, as well as all responsibility for current and future residential construction on this land. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.” We will not be entitled to any of the proceeds from futures sales of homes on this land, and we currently do not expect to engage in future home construction in this community.

Location and Demographics

The San Francisco Shipyard and Candlestick Point is located almost equidistant between downtown San Francisco and the San Francisco International Airport (SFO), with easy access to Silicon Valley. The community will feature walking and biking trails providing regional linkage to the San Francisco Bay Trail/San Francisco Blue Greenway. Regional connections will also be provided via transit with a new bus rapid transit system that will connect to CalTrain, Bay Area Rapid Transit (BART) and MUNI light rail as well as other bus connections and anticipated ferry service.

The Bay Area Counties are a highly supply constrained metropolitan area that displays many favorable housing and demographic trends including strong job growth, rising median incomes and low levels of housing inventory. Housing fundamentals have shown substantial improvements in recent years, which JBREC expects to contribute to future price appreciation. Payroll employment reached 1,179,400 as of August 2015, a 4.4% increase over the prior year, and median household income grew 4.5% to $88,100 in 2014. Between 2011 and 2014, San Francisco added approximately 165,900 jobs. During 2014, the Bay Area Counties added over 21,000 new residents, which JBREC expects to increase to approximately 21,600 residents per year through 2017.

Housing demand in the Bay Area Counties currently exceeds new supply being added to the market, as evidenced by an employment growth-to-homebuilding permits issued ratio of 9.0 for the twelve months ended August 2015 (well above the typical balanced market ratio of 1.2). As of August 2015, the median existing home price reached an all-time high of $1,082,300, and the median new home price was $1,188,800, an 11.2% decrease from the prior year. New home prices in this environment of compressed new home sales volume can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of housing market trends in the metropolitan area. As of August 2015, only 3,372 homes were listed on the market, which equates to only 2.7 months of supply (well below the typical equilibrium of 6.0). In the second quarter of 2015, commercial office space vacancy decreased to 6.7%, from 14.3% in 2010, and commercial asking rents per square foot increased to $40.54, from $23.17 in 2009.

Some of the largest employers in San Francisco and Silicon Valley include Wells Fargo & Company, The Gap, Inc., salesforce.com, inc., Visa Inc., Oracle Corporation, Genentech, Inc., Google Inc., Apple Inc. and Facebook, Inc.

The San Francisco Shipyard and Candlestick Point will generate approximately 5,600 temporary construction jobs during the development of the community. In addition, a significant number of jobs will be created spanning a broad range of industries and occupations, from entry-level jobs to executive and management positions.

Development Status

From May 23, 2013 to September 30, 2015, we incurred approximately $463 million of development costs (which consist of costs for land, land improvements, construction costs and capitalized real estate taxes and interest) related to The San Francisco Shipyard and Candlestick Point. Approximately $175 million of this amount relates to properties that have been sold or are being transferred to the Lennar-CL Venture.

We budget our cash development costs on an annual basis. Our preliminary budget for calendar year 2016 allocates between $135 million and $165 million of cash for the development of The San Francisco Shipyard and Candlestick Point. The budgeted amounts for such development are expected to be funded through a combination of available cash, cash flows from our communities, borrowing capacity under our credit facilities and reimbursements from public financing, including CFDs, tax increment financing or local, state and federal grants. Our preliminary budget for 2016 has not been approved by our board of directors and is subject to change by a material amount, due to, among other things, delays in construction or regulatory approvals, including as a result of delays in the U.S. Navy’s finding of suitability to transfer process, changes in inflation rates and other increases (or decreases) in costs. We may also modify our development plans in response to changing economic conditions, consumer preferences and other factors, which could have a material impact on the timing and amount of our development costs.

The table below summarizes entitlement and development activity at The San Francisco Shipyard and Candlestick Point as of September 30, 2015:

							Entitlement Status (A)
Development Area	Acres (Approx.)	Homesites		Commercial Square Feet (Approx.) (B)	Actual or Anticipated Year of First Delivery		State & Federal Permits		General Plan / Zoning	VTTM		Final Map
Sold or Transferred to the Lennar-CL Venture (C)
Hilltop	56	743		—	2015		N/A		✓		(D)	✓
Hillside	20	404	(E)	—	(C	)	N/A		✓		(D)	✓

Subtotal	76	1,147		—

Available for Future Sale
Remaining Development Areas in The San Francisco Shipyard	420	4,275		3,125,000	2020		(F	)	✓
Candlestick Point	280	6,225		985,000	2019		(F	)	✓	✓

Subtotal	700	10,500		4,110,000

Community Total	776	11,647		4,110,000

(A)	“State and federal permits” are issued by state and federal resource agencies and generally refer to permits authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

A “general plan” is a county or city’s basic planning document that governs physical development and land uses within a county or city; in this case, the City and County of San Francisco.

“Zoning” generally refers to the division of an area into zones for purposes of regulating the number and types of buildings and their uses.

“VTTM” is a vesting tentative tract map that approves the division of property into separate legal lots for sale or lease (subject to the satisfaction of specified conditions of approval) and, upon approval, confers a vested right to proceed with the subdivision development in accordance with the ordinances, policies, and standards in effect at the time the application for the vesting tentative tract map was deemed complete.

“Final maps” regulate and control the design and improvements within subdivisions, and must substantially conform to previously-approved vesting tentative tract maps. If the final map substantially conforms to the previously approved vesting tentative tract map and the conditions imposed, approval of a final map does not require any further discretionary approval. Under such circumstances, there is no discretion to deny the final map or place additional conditions on its approval.

(B)	Commercial square footage is subject to change based on ultimate use.

(C)	Represents land that will be transferred to the Lennar-CL Venture prior to this offering. The timing of land deliveries at Hillside is subject to determination by the Lennar-CL Venture.

(D)	The tentative tract maps for Hilltop and Hillside did not confer a vested right to proceed with the subdivision development. However, a final map, which supersedes the tentative tract map, has been approved for each of these development areas.

(E)	The approved final map provides for 397 homesites. An application for an additional 7 homesites was filed in February 2015.

(F)	Certain state and federal permits are required for shoreline development areas.

Transferred to the Lennar-CL Venture

Hilltop. Most of the significant land development for Hilltop has been completed. This development area is expected to include 490 homes for sale and 224 homes for rent (including a total of approximately 73 affordable homes). All 88 of the homes in the first two blocks of homes within this development area were presold within seven months, at prices ranging from the mid $400,000’s to the mid $900,000’s. In the second quarter of 2015, the first group of homeowners moved into their homes. An additional 159 homes began presales in April 2015. The San Francisco Venture began construction on another 72 homes in June 2015. In addition to the homesites shown in the table, Hilltop will also include approximately 250 homesites retained by the City and County of San Francisco for affordable housing.

Hillside. A portion of the horizontal development for Hillside has been completed. This development area is expected to include 404 homes for sale (including approximately 54 affordable homes). In addition to the homesites shown in the table, this development area also includes approximately 90 homesites retained by the City and County of San Francisco for affordable housing.

Available for Future Sale

Remaining Development Areas. The remaining development areas within The San Francisco Shipyard and Candlestick Point are expected to include an aggregate of 10,500 homesites, of which approximately 1,140 are expected to be retained by the City and County of San Francisco for construction of affordable housing, approximately 504 homes are part of the Alice Griffith site, approximately 809 are affordable homes and approximately 892 are workforce homes. The remaining homesites within these development areas are expected to be a mix of townhomes, condominiums and apartments. The condominiums and apartment homesites could be contained in a mix of low rise and mid-rise podium buildings as well as high rise towers. These development areas include an approximately 550,000 square foot urban outlet shopping district at Candlestick Point at the site of the former Candlestick Park stadium being developed in our partnership with Macerich. The construction of the shopping district has commenced with the demolition of the stadium in progress and vertical construction expected to commence in 2016. The shopping district is planned to open in 2018. In addition to the shopping district being developed in partnership with Macerich, an additional 310,000 square feet of additional retail and 3,150,000 square feet of office and research and development space is planned to be constructed within The San Francisco Shipyard and Candlestick Point along with a hotel, performance venue and artist studios. Tentative subdivision maps have been approved for Candlestick Point.

Financing

The land at The San Francisco Shipyard and Candlestick Point (excluding land transferred to the Lennar-CL Venture) is not subject to any material liens or encumbrances.

Other Properties

We own approximately 16,000 acres in Ventura County that are primarily used for agriculture and energy operations, as well as The Tournament Players Club at Valencia Golf Course, a private golf club located on 212 acres in Los Angeles County which is operated by a third-party. We also own approximately 500 acres of remnant commercial, residential and open space land in Los Angeles County that is planned to be sold or deeded to third parties over next five years. In addition, as of September 30, 2015, we had 153 homesites, on approximately 19 acres, remaining to be sold within a residential community in Sacramento, California.

Development Management Services

Following consummation of the formation transactions, we will provide all development management services for our communities. We will not receive a fee for any development management services provided for Newhall Ranch or The San Francisco Shipyard and Candlestick Point, both of which will be wholly owned by the operating company. However, as described below, we will receive fees for providing development management services for Great Park Neighborhoods, which will have third party investors and for which distributions by GPV Subsidiary will be subject to third party cash flow participation agreements. In addition, we will receive fees for managing the Treasure Island community, which is owned by a third party.

Great Park Neighborhoods

For Great Park Neighborhoods, we will enter into an amended and restated development management agreement in connection with the formation transactions. Under the amended and restated development management agreement for the Great Park Venture, FP Inc., as nominee for FP LP, will oversee and direct all aspects of the ownership, development and sale of properties at Great Park Neighborhoods in exchange for an initial monthly fee of approximately $1.4 million, subject to certain reductions in future years. FP Inc. will also receive bonuses based on the number of additional market rate homesites that GPV Subsidiary becomes entitled to build in Great Park Neighborhoods, subject to a cap of $1.8 million. In addition, FP Inc. will be entitled to incentive compensation payments equal to 9% of any distributions made by GPV Subsidiary, after certain returns of capital and payments of indebtedness. The operating company, as the holder of all outstanding Class A partnership interests in FP LP, will be entitled to receive all distributions paid by FP LP, except that holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.

Treasure Island

In connection with the formation transactions, we will enter into an agreement pursuant to which we will provide development management services for the Treasure Island community, which is owned by a joint venture in which Lennar owns a 50% interest. Treasure Island is an approximately 405 acre mixed-use, master-planned community on Treasure Island and parts of Yerba Buena Island in the San Francisco Bay between San Francisco and Oakland. The Treasure Island community is being developed on the former site of the Treasure Island Navy Base and is currently designed to include approximately 8,000 homesites, approximately 450,000 square feet of commercial space, approximately 500 hotel rooms, approximately 300 acres of parks and public open space, a joint police/fire station, a school and other community facilities. Pursuant to the agreement for the Treasure Island community, we will be entitled to a fixed annual management fee and general and administrative expense reimbursements.

Competition

We compete with other residential, retail and commercial property developers in the development of properties in the Northern and Southern California markets.

Significant factors which we believe allow us to compete effectively in this business include:

•	the size and scope of our mixed-use, master-planned communities;

•	the recreational and cultural amenities available within our communities;

•	the commercial centers in our communities;

•	our relationships with homebuilders; and

•	the proximity to major metropolitan areas.

Regulation

Entitlement Process

Land use and zoning authority is exercised by local municipalities through the adoption of ordinances, regulations or zoning codes to direct the use and development of private property by controlling the use, size, density and location of and access to developments on private land. Such ordinances, regulations or codes typically divide uses of land into two categories, permitted uses and discretionary uses. Permitted uses are presumptively permitted, while discretionary uses are subject to a discretionary approval process, usually involving an application, an environmental review and a public hearing with input from other locally affected property owners and stake holders. In order to grant a discretionary use entitlement, the municipality must find that the use does not negatively impact surrounding properties and may condition such an entitlement with special requirements or limitations unique to each individual case. We typically obtain all discretionary entitlements and approvals necessary to develop the infrastructure within our communities and prepare our residential and commercial lots for construction. We also typically obtain all discretionary entitlements and approvals that the homebuilder or commercial builder will need to build homes or commercial buildings on our lots, although we may from time to time allocate responsibility for obtaining certain discretionary entitlements to a homebuilder or commercial builder.

We have incurred significant costs and expenses over the last 10 to 15 years in order to obtain the primary entitlements (general plan and zoning approvals) for our communities. Once these primary entitlements are obtained, we continue to refine the master plan for each community by planning specific development areas and obtaining the necessary governmental approvals for a development area. Among other things, we typically need to obtain the following approvals for each development area: (1) approval of the subdivision maps (such as vesting tentative tract maps and parcels maps) that allow the land to be divided into separate legal lots for residential, commercial and other improvements; (2) approval of the improvement plans that set forth certain design, engineering and other elements of infrastructure, parks, homes, commercial buildings and other improvements; (3) approval of the final map that allows for the conveyance of individual homesites and commercial lots; and (4) any other discretionary approvals needed to construct, finance, sell, lease or maintain the homes or commercial buildings within a development area.

We may also need to obtain state and federal permits for land development activities in certain development areas, including, for example, permits and approvals issued by state and federal resource agencies authorizing impacts to species covered by endangered species acts or impacts to state and federal waters or wetlands.

Development areas within our communities are at various stages of planning and development and, therefore, have received different levels of discretionary entitlements and approvals. In some cases, development areas have obtained entitlements and approvals allowing homes and commercial buildings to be built and sold, and in other cases development areas require further discretionary entitlements or approvals prior to the commencement of construction. In still other cases, our approvals have been challenged by third parties. For additional information on current legal challenges, see “—Legal Proceedings.” For additional information about the status of each development area within our communities, see “—Our Communities—Development Status.”

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate and clean up such contamination and liability for damage to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Such remaining contamination encountered during our construction and development activities also may require investigation or remediation, and we could incur costs or experience construction delays as a result of such discoveries.

Some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such substances. For example, oil and gas wells have formerly operated or are currently operating at Newhall Ranch. In certain cases, prior owners or operators have in the past investigated or remediated, or are currently investigating or remediating, such conditions, but contamination may continue to be present at these sites, and future remedial activities could delay or otherwise impede property development on sites where contamination is present.

In addition, The San Francisco Shipyard and Great Park Neighborhoods properties were formerly operated by the U.S. Navy as defense plants. As a result of these historic operations, portions of these properties have been or currently are listed on the USEPA’s National Priorities List as sites requiring cleanup under federal environmental laws. While investigation and cleanup activities have been substantially completed for Great Park Neighborhoods, significant future work is contemplated over the next few years for certain parcels within The San Francisco Shipyard, and such work could delay or impede future transfer of such parcels for development.

The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental values into their decision making processes by considering the environmental impacts of their proposed actions and reasonable alternatives to those actions. To meet NEPA requirements federal agencies prepare a detailed statement known as an Environmental Impact Statement (“EIS”). Additionally, all Department of Defense installations (such as The San Francisco Shipyard and former El Toro Marine Corps Air Base) selected for closure or realignment pursuant to the Base Closure and Realignment Acts of 1988 or 1990 and being considered for transfer by deed, and where a release or disposal of hazardous substances or petroleum products has occurred, are subject to an environmental review process and may not be transferred until a finding of suitability for transfer (“FOST”) is documented. In addition, our development projects are subject to CEQA, which is similar in scope to NEPA, and requires potential environmental impacts of projects subject to discretionary governmental approval to be studied by the California governmental entity approving the proposed projects. Projects with significant expected impacts require an EIR while more limited projects may be approved based on a Mitigated Negative Declaration. All of our development sites and projects have either been or continue to be investigated, remediated or reviewed (with documented EISs, FOSTs and EIRs, as applicable) in accordance with the above-described and other applicable environmental laws to determine the suitability of their proposed uses and to protect human health and the environment.

New or additional permitting requirements, new interpretations of requirements, changes in our operations or litigation or community objections over the adequacy of conducted reviews and other response and mitigation actions could also trigger the need for either amended or new reviews or actions, which could result in increased costs or delays of, modification of, or denial of rights to conduct, our development programs. For additional information about the status of each development area within our communities, see “—Our Communities—Development Status.” For additional information on current legal challenges to our Newhall Ranch development under environmental laws, see “—Legal Proceedings.”

When we identify conditions that require a response under environmental laws, we endeavor to address identified contamination or mitigate risks associated with such contamination as required (or ensure that such actions are taken by other parties, such as prior owners and operators); however, we cannot assure you that we will not need to take additional action, incur additional costs, or delay or modify our development plans to address these conditions or other environmental conditions that may be discovered in the future. As a result of the foregoing, we could potentially incur material liabilities.

We are also subject to a variety of other local, state, federal and other laws and regulations concerning the environment, including those governing air emissions, wastewater discharges and use and disposal of hazardous or toxic substances. The particular environmental laws that apply to any given property vary according to multiple factors, including the property’s location, its environmental conditions and the present and former uses of the property, as well as adjoining properties. These issues may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development activity in environmentally sensitive regions or areas. For example, in those cases where wetlands or an endangered or threatened species are impacted by proposed development, environmental rules and regulations can result in the restriction or elimination of development in such identified environmentally sensitive areas.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials, or ACM, and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (such as liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing ACM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, soils at The San Francisco Shipyard and Candlestick Point are known to contain naturally occurring asbestos, which must be managed, including through dust management plans. In the past, we have been subject to penalties for failure to monitor asbestos dust during development activities at The San Francisco Shipyard, and, although we endeavor to maintain (and to cause our contractors to maintain) compliance, we could incur such fines or penalties in the future.

FOST Process

The U.S. Navy is implementing its cleanup program at The San Francisco Shipyard pursuant to various federal laws and authorities. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) requires the U.S. Navy to remediate The San Francisco Shipyard in accordance with a federal facilities agreement entered into with the U.S. Environmental Protection Agency and the State of California, which sets forth procedures and timeframes for remedial decisions and deliverables. In accordance with the federal facilities agreement, the National Contingency Plan, 40 C.F.R. Part 300 and Department of Defense procedures, the U.S. Navy’s cleanup process involves (1) preparation of a series of reports documenting various investigative and remedial activities and (2) securing approval of those reports from the U.S. Environmental Protection Agency and the State of California. The remedial steps and related reports, each of which is subject to review, comment and approval, are as follows:

•	Preliminary Assessment/Site Inspection. This is an initial review of the site, including review of historical records and visual inspections. Limited sampling and analysis of soil, surface water and groundwater may also occur.

•	Remedial Investigation. The remedial investigation involves a closer look into each of the areas of concern identified in the preliminary assessment/site inspection, and involves collecting and analyzing samples of multiple media (soil, soil gas, sediment, groundwater, etc.). The remedial investigation addresses the nature and extent of contamination at each area of concern identified in the parcel. The remedial investigation also includes preparation of a Human Health Risk Assessment and an Ecological Risk Assessment, as appropriate. The Human Health Risk Assessment identifies the contaminants that could pose a health risk under different exposure scenarios and identifies potential numeric remediation goals.

•	Feasibility Study. The feasibility study evaluates the effectiveness, implementability and cost of various alternative remedial technologies that could be used to reduce site risk to acceptable levels, based on the results of the risk assessment and other data collected during the remedial investigation.

•	Proposed Plan. The proposed plan summarizes the findings of the remedial investigation and proposes a preferred remedial approach for each area of concern in the parcel based on the options evaluated in the feasibility study. This step includes a public meeting to provide the public with relevant information and an opportunity to comment on the preferred cleanup alternative.

•	Record of Decision. Once the U.S. Navy, the U.S. Environmental Protection Agency and the State of California select and approve the remedy for the parcel, the U.S. Navy documents and publishes the decision in the record of decision, which responds to all comments on the proposed plan.

•	Remedial Design. The remedial design sets forth details of how the remedies identified in the record of decision will be carried out. The remedial design includes a detailed engineering design for implementing, operating and maintaining the selected cleanup alternative. The U.S. Navy also distributes a fact sheet to the public before beginning work on the cleanup.

•	Remedial Action Work Plan/Remedial Action Implementation. The U.S. Navy conducts remedial action in accordance with an approved remedial action work plan, which is based on the remedial design.

•	Remedial Action Completion Report. Once complete, the cleanup is documented in a remedial action completion report.

•	FOST. Prior to conveyance of real property, CERCLA requires the U.S. Navy to remediate hazardous substances to a level consistent with the protection of human health and the environment. Following the completion and approval of the remedial action completion report, the U.S. Navy documents its findings that such remediation has occurred, and that the property is suitable for transfer, consistent with all applicable laws and authorities, in a FOST.

With respect to the San Francisco Shipyard, approximately 410 acres remains subject to the FOST process. Based on currently available information, we expect the parcels planned primarily for revenue-generating development to be delivered by the U.S. Navy in 2016 (approximately 70 acres), 2017 (approximately 90 acres) and 2018 (approximately 70 acres). Based on currently available information, we expect the remainder of the property, which is planned primarily for use as open space and parks, to be delivered in 2019 (approximately 50 acres) and 2021 (approximately 130 acres). With respect to the properties scheduled for transfer in 2016, the U.S. Navy has finalized the remedial action completion report and prepared a draft FOST. With respect to the properties scheduled for transfer in 2017 and 2018, the remedial action workplans are complete and the U.S. Navy is in the process of final implementation of the remedial actions.

It is possible that the FOST process could delay or impede the scheduled transfer of these parcels, which would in turn delay or impede our future development of such parcels.

Legal Proceedings

California Department of Fish and Wildlife Permits

On December 3, 2010, CDFW issued a Master Streambed Alteration Agreement and two Incidental Take Permits for endangered species, and certified the final Environmental Impact Report (“EIR”) portion of the Newhall Ranch Environmental Impact Statement/EIR (“EIS/EIR”). The EIS/EIR was a document jointly prepared by CDFW and the U.S. Army Corps of Engineers (the “Corps”). The Corps prepared and approved the EIS portion of the joint document under NEPA. CDFW prepared and certified the EIR portion of the EIS/EIR under CEQA on December 3, 2010. On January 3, 2011, five petitioners filed a complaint in Los Angeles County Superior Court (the “Superior Court”) challenging the issuance of the permits and certification of CDFW’s Final EIR under CEQA, the California Endangered Species Act (“CESA”), and the Fish and Game Code and requesting, among other forms of relief, that the Superior Court vacate and set aside the permits and suspend activities that would prejudice the consideration of or implementation of particular mitigation measures or alternatives until CDFW achieved compliance with the laws. On October 15, 2012, the Superior Court granted the petitioners’ request to set aside the EIR and CDFW project approvals pending compliance with CEQA, CESA, and the Fish and Game Code. We and CDFW each filed an appeal of the Superior Court’s decision and judgment on the alleged grounds that the Superior Court exceeded its authority and failed to defer to CDFW with respect to a number of scientific issues directly related to plant and fish resources. On March 20, 2014, the Court of Appeal of the State of California (the “Court of Appeal”) reversed the trial court’s judgment in full. On July 9, 2014, the California Supreme Court (the “Supreme Court”) granted a petition to review three issues of the Court of Appeal’s decision.

In a ruling filed November 30, 2015, the Supreme Court reversed the judgment of the Court of Appeal. The ruling addressed three issues: the EIR’s greenhouse gas (“GHG”) emissions analysis of the proposed Newhall Ranch development, the EIR’s mitigation measures for a protected fish species (the “Stickleback”) and the timeliness of comments on impacts to cultural resources and another species of fish, the steelhead smolt. The Supreme Court approved the EIR’s methodology analyzing the significance of the project’s GHG emissions in terms of reductions from projected “business as usual” emissions consistent with the statewide reduction mandate in California’s Global Warming Solution Act of 2006 (“AB 32”), however, the Supreme Court held that the GHG analysis lacked supporting evidence and explanation correlating the project-specific reductions to AB 32’s mandated statewide reductions. The Supreme Court held that in this respect the GHG emissions analysis must be corrected. On the second issue, the Supreme Court held the EIR mitigation measures for Stickleback violated the Fish and Game Code section 5515 prohibition on the “take” of fully-protected fish. On the third issue, the Supreme Court held that certain comments on cultural resources and steelhead smolt were timely submitted and remanded these issues to the Court of Appeal for a decision on whether substantial evidence supported CDFW’s determinations on these issues.

As to the first two issues above, the Supreme Court decision requires CDFW to reevaluate its project approvals (as they relate to these specific issues) in accordance with the Supreme Court’s holding, and complete a regulatory analysis, public review and certification under CEQA. We are currently consulting and working with CDFW to complete these actions. As to the third issue, the Court of Appeal must review its prior decision, and, in the event that it finds that the cultural resources and steelhead smolt issues raised by petitioners were not adequately addressed under CEQA, additional regulatory analysis, public review and certification under CEQA may be necessary as to these issues as well.

Procedurally, on December 14, 2015, the petitioners filed a petition for rehearing/modification of the Supreme Court’s decision. The request is directed at the protected species issue and the Supreme Court’s precise directive to the Court of Appeal on remand on this issue only. Also on December 14, 2015, the Supreme Court granted its own extension to February 26, 2016 in which to grant or deny petitioners’ rehearing request. In light of these procedural developments, on December 15, 2015, we filed a request for rehearing as to the GHG and protected species issues. The Supreme Court is expected to rule on both rehearing requests by the February deadline.

The monetary impact of the Supreme Court’s ruling cannot be estimated at this time. Although the ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates (see “–Newhall Ranch– Development Status”), but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. The Supreme Court’s ruling could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Landmark Village

The Los Angeles County Board of Supervisors (the “BOS”) certified the final EIR and adopted project approvals for Newhall Ranch’s Landmark Village development area in October 2011, and approved the vesting tentative map, general, specific and local plan amendments and various project permits and other authorizations in February 2012. In March 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit us from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On January 31, 2014, the Superior Court issued a favorable Statement of Decision, which denied petitioners’ request and upheld the BOS approvals. The petitioners filed a notice of appeal on the trial court’s decision. On April 21, 2015, the Court of Appeal reaffirmed the Superior Court’s decision. The petitioners have filed a petition for review with the Supreme Court as to one issue, GHG emissions and have requested that the Supreme Court grant review and hold the briefing until the Supreme Court resolves the same GHG issue pending in the California Department of Fish and Wildlife action noted above. On August 19, 2015, the Supreme Court granted the petitioners’ request to review the GHG issue but ordered that the action be deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

                While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued an order disposing of the Landmark Village action. Therefore, we cannot predict the outcome of the related GHG issue in the Landmark Village matter. The monetary impact of an adverse ruling in this proceeding cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, an adverse ruling on the GHG emissions issue could result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Landmark Village, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain Los Angeles County’s approval of the corrected EIR, which could in turn delay the commencement of construction. An adverse ruling in this proceeding could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Mission Village

In October 2011, the BOS certified the final EIR and provisionally approved Newhall Ranch’s Mission Village development area subject to review of the project’s approval documents, findings, overriding considerations, and mitigation monitoring. On May 15, 2012, the BOS adopted the project approval documents, including the vesting tentative map, permits and other authorizations. On June 13, 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit us from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On June 9, 2014, the Superior Court issued a favorable Statement of Decision, which denied the petition in its entirety. The petitioners filed a notice of appeal on the Superior Court’s decision. Briefing was completed in February 2015, and the Court of Appeal held oral argument on July 17, 2015. On September 29, 2015, the Court of Appeal affirmed the Superior Court’s decision in full. On November 3, 2015, petitioners filed a petition for review with the Supreme Court as to one issue, GHG, and have requested that the Supreme Court grant review and hold briefing until the Supreme Court resolves the same GHG issue pending in the California Department of Fish and Wildlife action noted above. On December 9, 2015, the Supreme Court granted petitioners’ “grant and hold” request. The Supreme Court also deferred briefing pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued any order disposing of the Mission Village action. Therefore, we cannot predict the outcome of the related GHG issue in the Mission Village matter. The monetary impact of an adverse ruling in this proceeding cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, an adverse ruling on the GHG emissions issue could result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Mission Village, and which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain Los Angeles County’s approval of the corrected EIR, which could in turn delay the commencement of construction. An adverse ruling in this proceeding could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Other Permits

On August 31, 2011, the Corps approved the EIS portion of the joint EIS/EIR and issued its provisional Section 404 Clean Water Act authorization (the “Section 404 Permit”) for Newhall Ranch. On September 14, 2012, the Los Angeles Regional Water Quality Control Board (the “Regional Board”) unanimously adopted final section 401 conditions and certified the Section 404 Permit. On October 12, 2012, opponents filed a petition for review and reconsideration of the Regional Board’s actions to the State Water Resources Control Board (the “State Board”). The State Board has not determined whether to accept or deny the petition; however, the Regional Board actions remain valid while the petition is under review by the State Board. On October 19, 2012, after consulting with the USEPA, the Corps issued the Section 404 Permit.

On March 6, 2014, five plaintiffs filed a complaint against the Corps and the USEPA in the U.S. District Court, Central District of California (Los Angeles) (the “U.S. District Court”). The complaint alleges that these federal agencies violated various statutes, including the Clean Water Act, NEPA, the Endangered Species Act and the National Historic Preservation Act in connection with the Section 404 Permit and requests, among other things, that the U.S. District Court vacate the Corps’ approvals related to the Section 404 Permit and prohibit construction activities resulting in the discharge of dredged or fill material into federal waters until the Corps issues a new permit. We were granted intervenor status by the U.S. District Court in light of its interests as the landowner and holder of the Section 404 Permit. In September 2014, the U.S. District Court issued an order granting motions to dismiss the USEPA from this action. The dispositive cross-motions for summary judgment were then filed and briefing was completed on May 18, 2015. The U.S. District Court reviewed and resolved all claims in the case by summary judgment following a hearing held on June 29, 2015. On June 30, 2015, the U.S. District Court issued a favorable order granting the Corps’ and our motions for summary judgment and denying plaintiff’s summary judgment motion. On September 1, 2015, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit (the “Ninth Circuit”). The Ninth Circuit has not scheduled oral argument.

Until a decision has been made by the Ninth Circuit, we cannot predict the outcome of this matter. The monetary impact of an adverse Ninth Circuit ruling cannot be estimated at this time. Although the pending federal court case does not include any monetary damage claims, an adverse Ninth Circuit ruling could result in the need to modify the development plan for Newhall Ranch, which could reduce the number of homesites or amount of commercial square feet we are able to develop, increase our financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain the Corps’ reapproval, which could in turn delay the commencement of construction. An adverse Ninth Circuit ruling could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Valencia Water Company

On January 4, 2013, a complaint was filed at the California Public Utilities Commission (“CPUC”) against Valencia Water Company and the Castaic Lake Water Agency (the “Agency”) by two local environmental groups alleging that the December 21, 2012, sale of all of the shares of Valencia Water Company by us to the Agency through an eminent domain settlement agreement required CPUC approval. In September 2013, we became a party to the proceedings to assist the Agency in defending this complaint challenging the eminent domain settlement agreement. On February 27, 2014, the CPUC adopted its final decision determining that it no longer has jurisdiction to regulate Valencia Water Company following acquisition of all its shares by the Agency. The CPUC decertified the Valencia Water Company as a public utility and dismissed all complaints that were pending before the CPUC. The Company has filed a request for rehearing to appeal the CPUC’s decision to decertify the Valencia Water Company as a public utility and asking that the CPUC maintain jurisdiction over Valencia Water Company. The request for rehearing is pending and we have requested the CPUC defer the request for rehearing until final judgment in the eminent domain settlement agreement challenges described below.

On February 8, 2013, a local environmental group commenced an action in the Superior Court for writ of mandate and filed a complaint for invalidation, and injunctive and declaratory relief which, among other things, requests invalidation of the condemnation action and rescission of the eminent domain settlement agreement, and demands that we repay to the Agency any compensation and other consideration we received in connection with the transaction. The plaintiff alleges various violations of CEQA, the Code of Civil Procedure, the Agency’s enabling act, the state Constitution and the Government Code. The defendants include us and our subsidiary (Stevenson Ranch Venture LLC), the Agency and its board of directors and Valencia Water Company and its board of directors and general manager. After an October 31, 2013 hearing, the Superior Court dismissed the CEQA claim. At a March 20, 2014 hearing, the Superior Court granted the requests of the general manager of Valencia Water Company to dismiss the cause of action against him and to dismiss the cause of action to invalidate the eminent domain settlement agreement based on an alleged conflict of interest of the general manager. The petitioners filed an appeal on this conflict of interest claim following entry of judgment by the Superior Court and oral argument before the Court of Appeal occurred on August 27, 2015. On September 10, 2015, the Court of Appeal rejected the petitioners’ appeal and affirmed the trial court’s ruling on the conflict of interest claim. Petitioner filed a petition for review by the California Supreme Court, which the Supreme Court denied on November 18, 2015. The Superior Court issued its ruling on the remaining causes of action on March 10, 2015, finding in favor of us, the Valencia Water Company and the Agency. On May 26, 2015, the petitioners filed their notice of appeal with respect to the remaining causes of action (i.e., the other claims beside the conflict of interest claim against Valencia Water Company’s general manager) following entry of judgment by the Superior Court, and briefing by the parties is underway.

On March 14, 2014, a local environmental group filed for writ of mandate in the Superior Court seeking an order directing the Agency to divest itself of all stock in Valencia Water Company acquired from us, based on the contention that the Agency lacked state constitutional authority to acquire such stock. The case was assigned to the same judge assigned to the suit challenging the eminent domain settlement agreement described above. We were not a direct party to the action, but intervened and filed a motion to strike the divestment remedy requested by the petitioners. In response, the local environmental group asked the Superior Court to dismiss this cause of action challenging the eminent domain settlement agreement, because it was already being litigated in the action filed on February 8, 2013 described above. On February 2, 2015, the Superior Court dismissed the cause of action. No claims against us remain in this lawsuit; the only remaining cause of action is against the Agency to force disclosure of documents under the California Public Records Act.

On April 21, 2014, the Newhall County Water District (“NCWD”), a local water retailer in the Santa Clarita Valley, filed a lawsuit in the Superior Court against the Agency alleging (1) the Agency is unlawfully providing retail water service in violation of the Agency’s enabling act; and (2) unlawful acquisition and ownership of Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. NCWD’s writ petition/complaint seeks a writ of mandate: (1) directing the Agency to stop providing retail water service through Valencia Water Company; and (2) directing the Agency to divest itself of Valencia Water Company’s stock. The petition/complaint also seeks declaratory relief regarding unlawful retail water service and unlawful acquisition and holding of Valencia Water Company’s stock. We were not named as a party to the lawsuit, but intervened to assist the Agency in defending these challenges to the eminent domain settlement agreement. The Agency and we filed a motion for judgment on the pleadings that was scheduled for hearing on December 3, 2015. If that motion for judgment on the pleadings were unsuccessful, a hearing on NCWD’s petition for writ of mandate against the Agency was scheduled for December 17, 2015. On December 1, 2015, the Agency, NCWD and we filed a stipulation to stay this lawsuit until March 1, 2016, to allow settlement discussions initiated by the Agency. On December 2, 2015, the court issued an order staying the case until March 1, 2016, setting a status conference for March 17, 2016, and setting hearings for June 14, 2016, on the motion for judgment on the pleadings and, if the motion is denied, on the merits of NCWD’s claims.

Employees

Upon consummation of the formation transactions and this offering, we will have approximately 120 employees, including 12 employees related to our agricultural operations. Following this offering, we anticipate hiring certain employees of Lennar who have had primary responsibility for the development of The San Francisco Shipyard and Candlestick Point.

Insurance

We maintain comprehensive insurance coverage for general liability, property and other risks on all of our properties and operations. Our management believes that such insurance provides adequate coverage.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

The following table sets forth certain information concerning the individuals who will be our directors and executive officers upon completion of this offering:

Name	Age	Position
Emile Haddad	57	Chairman, Chief Executive Officer and Director
Erik R. Higgins	48	Chief Financial Officer
Michael Alvarado	49	Chief Legal Officer, Executive Vice President, and Secretary
Michael White	53	Treasurer and Executive Vice President
Lynn Jochim	52	Executive Vice President
Greg McWilliams	64	Executive Vice President
Kofi Bonner	59	Executive Vice President
Evan Carruthers	36	Director
Jon Jaffe	55	Director
Michael Winer	59	Director
Rick Beckwitt	56	Director Nominee*
Gary Hunt	66	Director Nominee*
Stuart A. Miller	58	Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*
		Director Nominee*

*	Will become a director upon completion of this offering.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified, or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

The following is a biographical summary of the experience of the individuals who will be our directors and executive officers upon completion of this offering.

Emile Haddad. Mr. Haddad will be our Chief Executive Officer and serve as Chairman of our board of directors. Mr. Haddad has been a member of our board since 2009. Mr. Haddad co-founded the management company in 2009 and has been its President and Chief Executive Officer since its formation. In this capacity, Mr. Haddad has been primarily responsible for investing in and managing the planning, development and operational activities for Great Park Neighborhoods, Valencia, Newhall Ranch and The San Francisco Shipyard and Candlestick Point. Prior to co-founding the management company in 2009, Mr. Haddad served as the Chief Investment Officer of Lennar, one of the nation’s largest homebuilders, where he was in charge of the company’s real estate investments and asset management. In this capacity, Mr. Haddad led the acquisition, capitalization and development of Great Park Neighborhoods, Newhall Ranch and The San Francisco Shipyard and Candlestick Point. Mr. Haddad served as the Chief Investment Officer of Lennar when a joint venture between Lennar and LNR, which owned Newhall Land & Farming, commenced proceedings under Chapter 11 of the Bankruptcy Code. As part of the reorganization, the creditors selected Mr. Haddad to lead the newly formed management company. Mr. Haddad serves as Chair of the Board of Trustees at the University of California, Irvine Foundation. He is on the Real Estate Advisory Boards of the University of California, Irvine and the University of California, Berkeley. He is also a member of the USC Price Planning Program Advisory Board and the USC Lusk Center for Real Estate Executive Committee. In addition, Mr. Haddad serves on the board of directors of PBS (Public Broadcasting System) So-Cal, Claremont Graduate University and St. Margaret’s Episcopal School. Mr. Haddad received a civil engineering degree from the American University of Beirut. Mr. Haddad was selected to serve on our board of directors based on his executive management experience in the real estate industry, his comprehensive knowledge of our business and our operations and his proven ability to successfully execute large-scale development projects.

Erik R. Higgins. Mr. Higgins will be our Chief Financial Officer. Since 2004, Mr. Higgins has been Senior Vice President - National Finance of Lennar, one of the nation’s largest homebuilders, where he has been responsible for Lennar’s project-level financing and joint venture asset management. In this capacity, Mr. Higgins has overseen Lennar’s investment in us, the Great Park Venture and the San Francisco Venture. Prior to the acquisition of Newhall Land & Farming in 2004, Mr. Higgins was at Newhall Land & Farming, a public company, with shares traded on the NYSE, for 12 years, most recently as Treasurer and a member of Newhall Land & Farming’s management committee. Mr. Higgins holds a Bachelor of Arts degree in Economics from the University of California at Santa Barbara and an MBA from the University of Southern California.

Michael Alvarado. Mr. Alvarado will be our Chief Legal Officer, Executive Vice President and Secretary. Mr. Alvarado has served as General Counsel for the management company since 2011. In this capacity, he has actively managed all outside counsel and legal affairs for the management company, including leading the sales effort for residential and commercial land sales within the communities managed by the management company. Prior to joining the management company, Mr. Alvarado was a Partner for 11 years at Allen Matkins Leck Gamble Mallory & Natsis LLP, a California-based law firm that has routinely been rated as the top real estate firm in California by Chambers USA, where he represented public and private real estate companies, operators and financial institutions in real estate development activities and transactions throughout the country. Mr. Alvarado is a member of the California and Orange County Bar Associations, and served for many years on the Executive Committee of NAIOP SoCal. Mr. Alvarado received a bachelor’s degree in Political Science from the University of California, Los Angeles and a Juris Doctor from Stanford Law School.

Michael White. Mr. White will be our Treasurer and Executive Vice President. Mr. White has been Chief Financial Officer of the management company since its founding in 2009. In this capacity, Mr. White has overseen the administrative, financial, risk management and financial reporting operations of the management company. Prior to joining the management company, Mr. White worked for Lennar for 11 years, most recently as its Executive Vice President of Asset Management, overseeing asset management and joint venture financing. Before joining Lennar, Mr. White worked at KPMG Peat Marwick as a Manager in their Real Estate Consulting Group. Mr. White is on the board of the Lennar Charitable Housing Foundation and is active in other local charities. Mr. White holds a Bachelor of Science degree in Hospitality Management from the University of Nevada, Las Vegas.

Lynn Jochim. Ms. Jochim will be our Executive Vice President. Since 2006, Ms. Jochim has been principally responsible for Great Park Neighborhoods and in 2010, she became Executive Vice President of the management company. Prior to moving to Orange County to join the management company, Ms. Jochim worked for Lennar for 10 years, including as President of Lennar Communities in the San Francisco Bay Area. Before joining Lennar, Ms. Jochim worked for Ernst & Young San Francisco Real Estate Consulting, where her assignments included financial and feasibility analysis for base reuse projects in the San Francisco Bay Area and corporate real estate analysis for Fortune 500 companies. In the early 1990s, Ms. Jochim founded and was president of a minority and women-owned business that contracted with the Resolution Trust Corporation and successfully managed and disposed of a large portfolio of commercial and hotel assets, as well as loans. Ms. Jochim has previously served on the board of the Oakland Children’s Hospital and as a president and board member of the Building Industry Association (BIA) in northern California. She also founded the BIA Women’s Education Council. She currently serves on the board of the Orange County Business Council. Ms. Jochim received a Bachelor of Science degree in Business from California State University, Sacramento with an emphasis in real estate, land use and finance.

Greg McWilliams. Mr. McWilliams will be our Executive Vice President. Mr. McWilliams has been President of Newhall Land & Farming since 2004. In this capacity, he has managed the entitlement and development of the final planning phases of Valencia and has overseen the entitlement and planning of Newhall Ranch. Mr. McWilliams served as President of Newhall Land & Farming when a joint venture between Lennar and LNR, which owned Newhall Land & Farming, commenced proceedings under Chapter 11 of the Bankruptcy Code. Prior to joining Newhall Land & Farming, Mr. McWilliams was at Lennar, most recently as Regional President of Lennar Urban Communities in California and as President of Lennar Communities in the Bay Area, where he managed complex development projects involving the transfer of military bases. Mr. McWilliams currently serves as Chairman of the California Business Properties Association (CBPA) in Sacramento and Chairman of the Southern California Association of Governments. He also serves on the Executive Board and is former Chairman of the Southern California Leadership Council (SCLC) and serves on the Board of Directors of the State of California Chamber of Commerce, the Building Industry Association and the Santa Clarita Valley Economic Development Corporation. He recently joined the Board of Trustees of the Cal Arts Institute. Mr. McWilliams received a bachelor’s degree from the University of Redlands and a law degree from Western State University.

Kofi Bonner. Mr. Bonner will be our Executive Vice President. Mr. Bonner has been President of Lennar Urban, a division of Lennar, since 2005. In this capacity, Mr. Bonner has overseen all land acquisition and urban development activities for Lennar in San Francisco, including The San Francisco Shipyard and Candlestick Point and the Treasure Island community. Prior to joining Lennar, Mr. Bonner served as Regional Director and Executive Vice President of MBNA from 2004 to 2005, and as Executive Vice President and Chief Administrative Officer for the Cleveland Browns from 1998 to 2004, where he was responsible for business affairs and directed the construction of the Cleveland Browns Stadium. Mr. Bonner is a non-resident Senior Fellow and Member of the Brookings Institution. He is also a Commissioner on the University of Virginia’s Miller Center Commission on Infrastructure and the Middle Class, is on the Advisory Council of the UC Berkeley College of Environmental Design and serves on the board of the Bay Area Council. Mr. Bonner received a Bachelor of Science degree from the University of Science and Technology in Ghana and a master’s degree in City Planning and Architecture from the University of California, Berkeley.

Evan Carruthers. Mr. Carruthers will serve as a member of our board of directors and has been a member of our board since 2009. Mr. Carruthers has been with Castlelake, a private equity firm he co-founded in partnership with managing partner Rory O’Neill, as a partner and portfolio manager since 2005. In 2014, Mr. Carruthers was named managing partner of Castlelake. Mr. Carruthers is responsible for the firm’s global investment activities across all asset classes, guiding the firm’s relationship-driven approach and supervising all investment teams at Castlelake. Prior to founding Castlelake, Mr. Carruthers was an investment manager with Cargill Value Investment, which is now Carval Investors (“CVI”), for three years, where he was responsible for corporate and asset-based investments in North America. Prior to joining CVI, Mr. Carruthers worked for Piper Jaffray, a Minneapolis-based investment banking firm, for three years in several capacities. Mr. Carruthers received a Bachelor of Arts degree from the University of St. Thomas, St. Paul, Minnesota in Business Administration. Mr. Carruthers was selected to serve on our board of directors because of his strong business acumen and strong record of success in corporate and asset-based investments.

Jon Jaffe. Mr. Jaffe will serve as a member of our board of directors and has been a member of our board since 2009. Mr. Jaffe has served as Vice President of Lennar, one of the nation’s largest homebuilders, since 1994 and has served as Lennar’s Chief Operating Officer since December 2004. Before that time, Mr. Jaffe served as a Regional President in Lennar’s homebuilding operations. Additionally, prior to his appointment as Chief Operating Officer, Mr. Jaffe served on the board of directors of Lennar from 1997 through June 2004. Prior to consummation of the formation transactions, Lennar owned noncontrolling equity interests in us, the Great Park Venture, the San Francisco Venture and the management company and, immediately following consummation of the formation transactions and this offering, Lennar will be our largest investor. Mr. Jaffe was selected to serve on our board of directors because of his extensive experience in the operational aspects of our industry and his experience serving as a director of a publicly traded homebuilding company.

Michael Winer. Mr. Winer will serve as a member of our board of directors and has been a member of our board since 2009. Mr. Winer has been employed by Third Avenue Management LLC (or its predecessor) since May 1994, where he is a senior member of the investment team. Mr. Winer has managed the Third Avenue Real Estate Value Fund since its inception in September 1998. He has served as a director of Tejon Ranch Co. since 2001 and as a director of 26900 Newport, Inc. since 1998. Earlier in his career, Mr. Winer served as controller for two Southern California real estate development firms and was co-founder and director of Winer-Greenwald Development, Inc., a San Diego-based real estate development firm. Mr. Winer received a B.S. degree in accounting from San Diego State University and was formerly a certified public accountant in California. Mr. Winer was selected to serve on our board of directors because of his vast investing, finance and development experience in our industry.

Rick Beckwitt. Mr. Beckwitt will serve as a member of our board of directors. Mr. Beckwitt has been the President of Lennar, one of the nation’s largest homebuilders, since April 2011. Before that he served as Executive Vice President of Lennar from March 2006 to 2011. As Lennar’s Executive Vice President and then as Lennar’s President, Mr. Beckwitt has been involved in all operational aspects of Lennar. Mr. Beckwitt served on the board of directors of D.R. Horton, Inc., a homebuilder, from 1993 to November 2003. From 1993 to March 2000, he held various executive officer positions at D.R. Horton, including President of the company. Prior to consummation of the formation transactions, Lennar owned noncontrolling equity interests in us, the Great Park Venture, the San Francisco Venture and the management company and, immediately following consummation of the formation transactions and this offering, Lennar will be our largest investor. Mr. Beckwitt was selected to serve on our board of directors because of his strong business and leadership experience and his service as a director of a publicly traded homebuilding company.

Gary Hunt. Mr. Hunt will serve as a member of our board of directors. Mr. Hunt has over 30 years of experience in real estate. He spent 25 years with the Irvine Company, one of the nation’s largest master planning and land development organizations, serving 10 years as its Executive Vice President and as a member of its Board of Directors and Executive Committee. Mr. Hunt led the Irvine Company’s major entitlement, regional infrastructure, planning, legal and strategic government relations, as well as media and community relations activities. As a founding Partner in 2001 and now the Vice Chairman of California Strategies, LLC, Mr. Hunt serves as a Senior Advisor to the largest master-planned community and real estate developers on the west coast, including the management company, Tejon Ranch, DMB Pacific Ventures, Lennar, Kennecott Land Company, Lewis Group of Companies, Strategic Hotels and Resorts REIT and Inland American Trust REIT. Mr. Hunt currently serves as lead independent director at William Lyon Homes, and chairs its governance committee. Mr. Hunt also currently services on the boards of Glenair Corporation and University of California, Irvine Foundation and is Chairman of CT Realty. He formerly was a member and lead independent director of Grubb & Ellis Corporation and for sixteen months served as interim President and CEO. Mr. Hunt was selected to serve on our board of directors because of his government, public policy and major land use planning, entitlement and development experience.

Stuart A. Miller. Mr. Miller will serve as a member of our board of directors. Mr. Miller has served as a director of Lennar, one of the nation’s largest homebuilders, since April 1990 and has served as Lennar’s Chief Executive Officer since April 1997. Mr. Miller also served as President of Lennar from April 1997 to April 2011. From 1997 until 2005, Mr. Miller served as chairman of the board of directors of LNR. Mr. Miller serves as Chairman of the Board of Trustees of the University of Miami. As of February 12, 2015, Mr. Miller and his family owned shares of Lennar common stock entitling him to cast 44.2% of the combined votes that could be cast by all holders of Lennar common stock. Prior to consummation of the formation transactions, Lennar owned noncontrolling equity interests in us, the Great Park Venture, the San Francisco Venture and the management company and, immediately following consummation of the formation transactions and this offering, Lennar will be our largest investor. Mr. Miller was selected to serve on our board of directors because of his vast knowledge of the real estate industry and his extensive experience serving as a director of Lennar.

Board Composition

Our business affairs will be managed under the direction of our board of directors.

Our operating agreement will provide that our board of directors will consist of no fewer than three directors and no more than eleven directors, and the exact number of directors will be fixed from time to time by our board of directors. Upon completion of this offering, we expect to have eleven directors.

Prior to or upon completion of this offering, our board of directors will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual meeting. Each director will serve from the time of election and qualification until the third annual meeting following such election and until his or her successor is duly elected or qualified, or until his or her earlier death, resignation or removal. There will be no cumulative voting for the election of directors. Election of directors will be decided by a plurality of the votes cast. The initial terms of the Class I, Class II and Class III directors will expire in 2017, 2018 and 2019, respectively.             ,              and              will serve as Class I directors,             ,             ,              and              will serve as Class II directors, and             ,             ,              and              will serve as Class III directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. The first annual meeting of shareholders after this offering will be held in 2017.

Arrangements Concerning Selection of Directors

The directors and director nominees listed above were selected in accordance with the terms of the contribution and sale agreement by a committee comprised of representatives of certain contributing investors.

Director Independence

We intend to apply to list our Class A common shares on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent. Under the rules of the NYSE, a director is independent only if, among other things, our board of directors makes an affirmative determination that the director has no material relationship with us. We expect that our board of directors will determine that             ,             ,             ,             ,              and              will be “independent” as that term is defined under the NYSE rules for purposes of serving on our board of directors. Our independent directors will meet regularly in executive sessions without the presence of our officers and non-independent directors.

Board Committees

Our board of directors has the authority to appoint committees and, subject to certain exceptions, to delegate to such committees the power and authority of our board of directors to manage our business affairs and administrative functions. Upon completion of this offering, our board of directors will establish an audit committee, a compensation committee, a nominating and corporate governance committee and a conflicts committee. Each of these committees will be comprised exclusively of independent directors. The principal functions and composition of each committee are briefly described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

The audit committee will be established in accordance with Rule 10A-3 under the Exchange Act and the NYSE rules. The primary duties of the audit committee will be to, among other things:

•	determine the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm;

•	review and approve in advance all permitted non-audit engagements and relationships between us and our independent registered public accounting firm;

•	evaluate our independent registered public accounting firm’s qualifications, independence and performance;

•	obtain and review a report from our independent registered public accounting firm describing its internal quality-control procedures, any material issues raised by the most recent review and all relationships between us and our independent registered public accounting firm;

•	review and discuss with our independent registered public accounting firm their audit plan, including the timing and scope of audit activities;

•	review our consolidated financial statements;

•	review our critical accounting policies and practices;

•	review the adequacy and effectiveness of our accounting and internal control policies and procedures;

•	oversee the performance of our internal audit function;

•	review with our management all significant deficiencies and material weaknesses in the design and operation of our internal controls;

•	review with our management any fraud that involves management or other employees who have a significant role in our internal controls;

•	establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement;

•	discuss with our management and our independent registered public accounting firm the results of our annual audit and the review of our quarterly consolidated financial statements; and

•	oversee our compliance with legal, ethical and regulatory requirements.

The audit committee will provide an avenue of communication among management, the independent registered public accounting firm and the board of directors.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

The audit committee will be comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and will operate under a written audit committee charter. Each member of the audit committee will be financially literate in accordance with the NYSE requirements. The audit committee will also have at least one member who meets the definition of an “audit committee financial expert” under SEC rules and regulations. Upon completion this offering, the initial members of the audit committee are expected to be             ,              and             , who will act as its chair.

Compensation Committee

The primary responsibilities of the compensation committee will be to, among other things:

•	review executive compensation plans and their goals and objectives, and make recommendations to our board of directors, as appropriate;

•	evaluate the performance of our executive officers;

•	review and approve the compensation of our executive officers, including salary, bonus and equity incentive awards;

•	review and recommend to our board of directors the compensation of our directors;

•	review our overall compensation philosophy, compensation plans and benefits programs;

•	administer our share and equity incentive programs; and

•	prepare an annual compensation committee report for inclusion in our proxy statement.

The compensation committee will be comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and will operate under a written compensation committee charter. The members of the compensation committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). Upon completion of this offering, the initial members of the compensation committee are expected to be             ,             and             , who will act as its chair.

Nominating and Corporate Governance Committee

The primary responsibilities of the nominating and corporate governance committee will be to, among other things:

•	assist in identifying, recruiting and evaluating individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and the nominating and corporate governance committee;

•	recommend to our board of directors individuals qualified to serve as directors and on committees of our board of directors;

•	advise our board of directors with respect to board composition, procedures and committees;

•	recommend to our board of directors certain corporate governance matters and practices; and

•	conduct an annual self-evaluation for our board of directors.

The nominating and corporate governance committee will be comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and will operate under a written nominating and corporate governance committee charter. Upon completion of this offering, the initial members of the nominating and corporate governance committee are expected to be             ,             and             , who will act as its chair.

Conflicts Committee

The primary responsibilities of the conflicts committee will be to, among other things:

•	establish and oversee policies and procedures governing conflicts of interest that may arise through related person transactions;

•	periodically review and update as appropriate these policies and procedures;

•	review and approve or ratify any related person transaction and other matters which may pose conflicts of interest, other than related person transactions that are pre-approved pursuant to our Related Person Transaction Approval and Disclosure Policy, described under “Certain Relationships and Related Transactions—Review and Approval of Related Person Transactions”; and

•	advise, upon request, our board of directors or any other committee of our board of directors on actions or matters involving conflicts of interest.

The conflicts committee will be comprised of individuals who meet the independence requirements set forth by the SEC and the NYSE, and will operate under a written conflicts committee charter. Upon completion of this offering, the initial members of the conflicts committee are expected to be             ,             and             , who will act as its chair.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to all of our officers, directors and employees, including those officers responsible for financial reporting. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Our code of business conduct and ethics will also provide, as permitted by Section 122(17) of the DGCL, that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses.

Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees, and will be promptly disclosed as required by law or the NYSE rules. A copy of our code of business conduct and ethics will be available on our website at                     . Our website and the information contained therein or connected thereto is not incorporated, or deemed to be incorporated, into this prospectus or the registration statement of which it forms a part.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees will operate. These guidelines will cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and chief executive officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our nominating and corporate governance committee will review our corporate governance guidelines at least once a year and, if necessary, recommend changes to our board of directors. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be available on our website at www.fivepointcommunities.com. Our website and the information contained therein or connected thereto is not incorporated, or deemed to be incorporated, into this prospectus or the registration statement of which it forms a part.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification Agreements

We will enter into indemnification agreements with each of our executive officers, directors and director nominees in which we will agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities, and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding, if they are made or threatened to be made a party to a proceeding by reason of their service to us, unless a court of competent jurisdiction determines that the director or officer acted in bad faith or engaged in fraud or willful misconduct. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Overview

Prior to this offering, the management company was engaged as an exclusive independent contractor to generally supervise our day-to-day affairs and assets and to pursue completion of development of Newhall Ranch. Prior to this offering, our Chief Executive Officer and the individuals who will be our two other most highly paid executives were all employees of the management company. As such, we did not pay any compensation to these individuals. Instead, we paid compensation to the management company under the management agreement, as described under “Certain Relationships and Related Transactions—Management Fees.”

Expected Compensation for Certain of our Executive Officers upon Completion of this Offering

Upon the completion of this offering, we expect that the compensation payable to Mr. Haddad, our Chairman and Chief Executive Officer, will initially take the form of a base salary, an annual cash incentive and a long-term incentive in the form of restricted share units under our contemplated Incentive Award Plan. We expect that Mr. Haddad’s annual base salary will be set at $1 million upon the closing of this offering and that he will be eligible after approximately one year for a cash bonus of not more than five times his annual base salary as determined by our compensation committee in its discretion after taking into account such considerations as it deems relevant. Moreover, we expect that the compensation committee will grant him, approximately one year after closing of this offering, an award of restricted share units covering shares with a value not in excess of four times his annual base salary on such terms and subject to such conditions as the compensation committee shall determine in its discretion after taking into account such considerations as it deems relevant.

We also expect that the compensation payable upon completion of this offering to the individuals who upon completion of the offering will be our two most highly paid executive officers (other than our Chairman and Chief Executive Officer) will initially take the form of a base salary, an annual cash incentive and a long-term incentive in the form of restricted share units under our contemplated Incentive Award Plan. In addition, we expect that such executive officers will be eligible for customary employee benefits, including a 401(k) plan and welfare benefits such as medical, dental, life and disability benefits, on a basis commensurate with the participation of other salaried employees of the operating company or its affiliates.

Incentive Award Plan

We intend to adopt the Five Point Holdings, LLC 2015 Incentive Award Plan (the “Incentive Award Plan”) prior to the completion of this offering, under which we expect to grant future cash and equity incentive awards to our executive officers, non-employee directors and eligible employees in order to attract, motivate and retain the talent for which we compete. The Incentive Award Plan will become effective upon completion of this offering.

Description of the Incentive Award Plan

The following section describes the material provisions of the Incentive Award Plan.

Plan Administration. The compensation committee of our board of directors will be the administrator of the Incentive Award Plan. It is expected that the compensation committee will be composed solely of non-employee directors, as defined under Rule 16b-3 of the Exchange Act, and “outside directors” within the meaning of Section 162(m) of the Code.

The compensation committee has the authority to, among other things:

•	construe and interpret the Incentive Award Plan;

•	make rules and regulations relating to the administration of the Incentive Award Plan;

•	designate eligible persons to receive awards;

•	establish the terms and conditions of awards; and

•	determine whether the awards or any portion thereof will contain time-based restrictions or performance-based restrictions, and, with respect to performance-based awards, the criteria for achievement of performance goals, as set forth in more detail below.

The compensation committee may delegate its authority to administer the Incentive Award Plan from time to time, subject to certain limitations. Any references to compensation committee in this summary of the Incentive Award Plan include any such delegatee.

Eligibility. The compensation committee will designate those employees, consultants and non-employee directors who are to receive awards under the Incentive Award Plan.

Shares Authorized. Subject to adjustment in the event of a merger, recapitalization, share split, reorganization or similar transaction, (1) the maximum aggregate number of Class A common shares available for issuance under the Incentive Award Plan will be             , (2) the maximum aggregate number of Class A units of the operating company (such units, the “LTIP Units”) available for issuance under the Incentive Award Plan will be              and (3) the maximum number of Class A common shares available for issuance under the Incentive Award Plan with respect to incentive share options will be             . Our Class A common shares or LTIP Units that are subject to or underlie awards which expire or for any reason are cancelled, terminated, forfeited, fail to vest or for any other reason are not paid or delivered under the Incentive Award Plan will again be available for issuance in connection with future awards granted under the Incentive Award Plan. Our Class A common shares or LTIP Units surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of such an award will be counted against the Incentive Award Plan limits and will not again be available for issuance in connection with future awards.

Individual Limits. The number of Class A common shares subject to options and share appreciation rights awarded to any one participant during any calendar year may not exceed (1)              Class A common shares for a participant who is not a non-employee director and (2)              Class A common shares for a participant who is a non-employee director. The number of Class A common shares and LTIP Units subject to awards other than options and share appreciation rights awarded to any one participant during any calendar year may not exceed (1)              Class A common shares and              LTIP Units, respectively, for a participant who is not a non-employee director and (2)              Class A common shares and              LTIP Units, respectively, for a participant who is a non-employee director. The maximum annual amount of compensation to be paid to any one participant with respect to all cash-based awards that are intended to constitute performance-based compensation for purposes of Section 162(m) of the Code is $            . For a participant who is a non-employee director, the maximum annual amount of cash-based awards is $            . Each of these limits is subject to adjustment in the event of a merger, recapitalization, share split, reorganization or similar transaction.

Types of Awards. The Incentive Award Plan provides for the grant of share options, restricted shares, restricted share units, performance awards (which include, but are not limited to, cash bonuses), distribution equivalent awards, deferred share awards, share payment awards, share appreciation rights, other incentive awards (which include, but are not limited to, LTIP Unit awards) and performance share awards.

Options. Options to purchase Class A common shares may be granted alone or in tandem with share appreciation rights. A share option may be granted in the form of a non-qualified share option or an incentive share option. No incentive share options will be granted to any person who is not an employee of the company, the operating company or a majority owned subsidiary corporation. The price at which a share may be purchased under an option (the “exercise price”) will be determined by the compensation committee, but may not be less than the fair market value of our Class A common shares on the date the option is granted. The compensation committee may establish the term of each option, but no option may be exercisable after 10 years from the grant date. The amount of incentive share options that become exercisable for the first time in a particular year cannot exceed a value of $100,000 per participant, determined using the fair market value of the shares on the date of grant.

SARs. Share appreciation rights (“SARs”) may be granted either alone or in tandem with share options. The exercise price of a SAR must be equal to or greater than the fair market value of our Class A common shares on the date of grant. The compensation committee may establish the term of each SAR, but no SAR will be exercisable after 10 years from the grant date.

Restricted Shares/Restricted Share Units. Restricted shares and restricted share units may be issued to eligible participants, as determined by the compensation committee. The restrictions on such awards are determined by the compensation committee, and may include time based, performance-based and service-based restrictions. Restricted share units may be settled in cash, Class A common shares or a combination thereof. Except as otherwise determined by the compensation committee, holders of restricted shares and restricted share units will have the right to receive distributions and will have voting rights during the restriction period.

Performance Awards. Performance awards may be issued to any eligible individual, as deemed by the compensation committee. The value of performance awards may be linked to performance criteria, or to other specific criteria determined by the compensation committee. Performance awards may be paid in cash, shares or a combination of both, as determined by the compensation committee. Without limiting the generality of the foregoing, performance awards may be granted in the form of a cash bonus payable upon the attainment of objective performance goals or such other criteria as are established by the compensation committee.

Distribution Equivalent Awards. Distribution equivalent awards may be granted either alone or in tandem with other awards, as determined by the compensation committee. Distribution equivalent awards are based on the distributions that are declared on our Class A common shares, to be credited as of the distribution payment dates during the period between the date that the distribution equivalent awards are granted and such dates that the distribution equivalent awards terminate or expire. If distribution equivalents are granted with respect to shares covered by another award, the distribution equivalent may be paid out at the time and to the extent that vesting conditions of the award shares are satisfied. Distribution equivalent awards can be converted to cash or Class A common shares by a formula determined by the compensation committee. Unless otherwise determined by the compensation committee, distribution equivalents are not payable with respect to share options or share appreciation rights.

Share Payment Awards. Share payments may be issued to eligible participants, as determined by the compensation committee. The number of shares of any share payment may be based upon performance criteria or any other specific criteria. Share payment awards may be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such eligible individual.

Deferred Share Awards. Deferred share awards may be issued to eligible participants, as determined by the compensation committee. The number of shares of deferred shares will be determined by the compensation committee and may be based on performance criteria or other specific criteria. Shares underlying a deferred share award which is subject to a vesting schedule or other conditions or criteria set up by the compensation committee will not be issued until such vesting requirements or other conditions or criteria, as applicable, have been satisfied. Unless otherwise provided by the compensation committee, a holder of a deferred share award will have no rights as a shareholder until the award has vested and the shares have been issued.

Performance Share Awards. Performance share awards may be granted to any eligible individual who is selected by the compensation committee. Vesting of performance share awards may be linked to any one or more performance criteria or time-vesting or other criteria, as determined by the compensation committee.

Other Incentive Awards. Other incentive awards may be issued to eligible participants, as determined by the compensation committee. Such other incentive awards may cover shares or the right to purchase shares or have a value derived from the value of, or an exercise or conversion privilege at a price related to, or otherwise payable in or based on shares, shareholder value, or shareholder return. Other incentive awards may be linked to any one or more of the performance criteria or other specific performance criteria determined appropriate by the compensation committee and may be paid in cash or shares. Without limiting the generality of the foregoing, LTIP Units may be granted in such amount and subject to such terms and conditions as may be determined by the compensation committee; provided, however, that LTIP Units may only be issued to an eligible individual for the performance of services to or for the benefit of the operating company (1) in the eligible individual’s capacity as a member of the operating company, (2) in anticipation of the eligible individual becoming a member of the operating company or (3) as otherwise determined by the compensation committee, provided that the LTIP Units are intended to constitute “profits interests” within the meaning of the Internal Revenue Code, as well as applicable revenue procedures. The compensation committee will specify the conditions and dates upon which the LTIP Units will vest and become nonforfeitable. LTIP Units will be subject to the terms and conditions of the agreement governing the operating company and such other restrictions, including restrictions on transferability, as the compensation committee may impose. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the compensation committee determines at the time of the grant of the award or thereafter.

Performance-Based Awards. Awards may be structured to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. In order to qualify as “performance-based compensation,” the grant, payment, or vesting schedule of the award must be contingent upon the achievement of pre-established performance goals over a performance period for our company.

Performance Criteria. The performance goals may be based upon performance criteria established by our compensation committee, which may include one or more of the following performance criteria: (1) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization, (E) non-cash equity-based compensation expense and (F) impairment); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on shareholders’ equity; (10) total shareholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share; (20) implementation or completion of critical projects; (21) market share; (22) economic value; (23) debt levels or reduction; (24) sales-related goals; (25) comparisons with other stock market indices; (26) operating efficiency; (27) customer satisfaction or growth; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; (31) year-end cash; (32) inventory; (33) average transaction size; (34) employee retention; (35) capital expenditures; (36) average occupancy; (37) year-end occupancy; (38) property operating expense savings; and (39) leasing goals.

Adjustments to Performance Criteria. Performance criteria may be measured either in absolute terms for our company or any operating unit of our company or as compared to results of a peer group or to market performance indicators. Further, the compensation committee may provide objectively determinable adjustments be made to one or more of the performance goals. Such adjustments may include: (1) items related to a change in accounting principle; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by our company during the performance period; (7) items related to the disposal or sale of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (9) items attributable to any share distribution, share split, combination or exchange of shares occurring during the performance period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating to unusual or extraordinary corporate transactions, events or developments; (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of our company’s core, on-going business activities; (14) items relating to changes in tax laws; (15) items relating to asset impairment charges; (16) items relating to gains or losses for litigation, arbitration and contractual settlements; or (17) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

To the extent permitted under Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the compensation committee may designate additional performance criteria on which performance goals may be based, and may adjust, modify or amend the aforementioned performance criteria.

Change in Control. In the event of a change in control of the company, all outstanding and unvested options and share appreciation rights under the Incentive Award Plan will become vested and exercisable. Other awards will vest immediately and generally be distributed effective as of the date of change in control. Awards granted which are subject to the achievement of performance goals will immediately vest as if 100% of the performance goals had been achieved.

Amendment and Termination. Our board of directors may at any time terminate, suspend or discontinue the Incentive Award Plan. Our board of directors may amend the Incentive Award Plan at any time, provided that any increase in the number of shares available for issuance under the plan must be approved by our shareholders. In addition, our board of directors may not, without shareholder approval, amend any outstanding award to increase or reduce the price per share or to cancel and replace an award with cash or another award, including another option or share appreciation right having a price per share that is less than, greater than or equal to the price per share of the original award. Unless sooner terminated, the Incentive Award Plan will expire ten years after its effective date, though awards granted before any termination will continue in effect in accordance with their terms.

Tax Considerations

Deductibility of Executive Compensation. Our compensation committee’s policy is to consider the tax treatment of compensation paid to our executive officers while simultaneously seeking to provide our executives with appropriate rewards for their performance. Under Section 162(m) of the Code, a publicly held corporation may not deduct compensation of more than $1 million paid to any “covered employee” in any year unless the compensation qualifies as “performance-based compensation” within the meaning of Section 162(m). As a newly public company, certain compensation payable by us to our executive officers during a transition period that may extend until the annual meeting of shareholders that occurs in the fourth calendar year after our initial public offering may be exempt from the cap on deduction imposed by Section 162(m) under a special transition rule provided by the regulations promulgated under Section 162(m).

Accounting Standards

Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of equity awards under the Incentive Award Plan will be accounted for under ASC Topic 718.

Director Compensation

We have not historically provided compensation to our directors, but we reimburse our directors for travel and other necessary business expenses incurred in the performance of their services for us. We intend to approve and implement a competitive compensation program for our non-employee directors that may consist of one or more of the following: annual retainer fees, equity awards and attendance fees (by phone or in person), as well as other forms of compensation. We will also reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common shares and our Class B common shares immediately following the consummation of the formation transactions and this offering by:

•	each person known by us to beneficially own more than 5% of any class of our outstanding common shares immediately following the completion of this offering;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all directors, director nominees and executive officers as a group.

The number of shares and percentage of beneficial ownership after this offering set forth below is based on              Class A common shares and              Class B common shares to be issued and outstanding immediately after this offering, assuming no exercise by the underwriters of their over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Common shares that a person has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person, but are not deemed outstanding for purposes of computing the percentage of beneficial ownership for any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have the sole voting and investment power with respect to all common shares that they beneficially own, subject to community property laws where applicable.

Unless otherwise indicated, all shares are owned directly. Except as indicated in the footnotes to the table below, the business address of the shareholders listed below is the address of our principal executive office, 25 Enterprise, Suite 400, Aliso Viejo, California 92656.

Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Class A Common Shares	% of Class A Common Shares		Number of Class B Common Shares(1)	% of Class B Common Shares		% of all Common Shares
5% Shareholders:
Anchorage Capital Offshore Master Fund, Ltd. (2)			%			%		%
Castlelake, L.P. (3)			%			%		%
Lennar Corporation (4)			%			%		%
Marathon Asset Management LP (5)			%			%		%
OZ Management LP (6)			%			%		%
Third Avenue Management LLC (7)			%			%		%
Directors, Director Nominees and Named Executive Officers:
Emile Haddad			%			%		%
Mike Alvarado			%			%		%
Lynn Jochim			%			%		%
Evan Carruthers			%			%		%
Rick Beckwitt			%			%		%
Gary Hunt			%			%		%
Jon Jaffe			%			%		%
Stuart A. Miller			%			%		%
Michael Winer			%			%		%
All directors, director nominees and executive officers as a group ( persons)			%			%		%

(1)	Assuming our Class A common shares are sold at $ per common share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus), each Class B common share will be convertible into Class A common shares.
(2)	Represents the number of Class A common shares owned by Anchorage Capital Master Offshore, Ltd (“Anchorage Offshore”). Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. (“Anchorage”), which in turn is the investment manager of Anchorage Offshore. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Advisors Management, L.L.C. As such, each of the foregoing persons may be deemed to have voting and dispositive power over the Class A common shares held by Anchorage Offshore. Each of the foregoing persons disclaims beneficial ownership of the Class A common shares held by Anchorage Offshore, except of any pecuniary interests therein. The address for all of the foregoing persons is 610 Broadway, 6th Floor, New York, NY 10012.
(3)	Represents the number of Class A common shares owned, and the number of Class B common shares to be acquired in the formation transactions, by the following persons: (1) TCO Fund, L.P. (“TCO”) and TCO Investors, L.P. (“TCOI”), which may be deemed to be beneficially owned by TCO Fund GP, L.P. (“TCO GP” and, together with TCO and TCOI, the “TCO Fund Entities”), solely as the general partner of TCO and TCOI; (2) Castlelake I, L.P. (“Castlelake I”) and TCS Diamond Solutions, LLC (“Diamond Solutions”), which may be deemed to be beneficially owned by Castlelake I GP, L.P. (“Castlelake I GP” and, together with Castlelake I and Diamond Solutions, the “Castlelake I Fund Entities”), solely as the general partner of Castlelake I and as the managing member of Diamond Solutions; (3) TCS II REO USA, LLC (“TCSII REO”) and HPSCP Opportunities, L.P. (“HPSCP”), which may be deemed to be beneficially owned by Castlelake II GP, L.P. (“Castlelake II GP” and, together with TCSII REO and HPSCP, the “Castlelake II Fund Entities”), solely as the general partner of TCSII REO and HPSCP; and (4) HFET Opportunities, LLC (“HFET”), which may be deemed to be beneficially owned by HFET REO USA, LLC (“HFET REO”), as the sole member of HFET, and by Castlelake III GP, L.P. (“Castlelake III GP” and, together with HFET and HFET REO, the “Castlelake III Fund Entities”), solely as the managing member of HFET and HFET REO. The Class A and Class B common shares may also be deemed to be beneficially owned by Castlelake, L.P. (“Castlelake”), solely as the investment manager of the TCO Fund Entities, the Castlelake I Fund Entities, the Castlelake II Fund Entities and the Castlelake III Fund Entities, and by Mr. Rory O’Neill, solely as the managing partner and chief executive officer of Castlelake. Castlelake, Mr. O’Neill, TCO GP, Castlelake I GP, Castlelake II GP, HFET REO and Castlelake III GP disclaim beneficial ownership of the common shares listed above except to the extent of any pecuniary interest therein. The address for all of the persons is 4600 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402.
(4)	Represents the number of Class B common shares that Lennar will acquire in the formation transactions, which will be held by wholly owned subsidiaries of Lennar. The address for Lennar is 700 NW 107 Avenue, Miami, FL 33172.
(5)	Represents the number of Class A common shares owned, and the number of Class B common shares to be acquired in the formation transactions, by the following persons: (1) Baldr Mason Fund, Inc.; (2) Corporate Debt Opportunities Fund LP; (3) KTRS Credit Fund L.P.; (4) Marathon Credit Dislocation Fund LP; (5) Marathon Special Opportunity Fund LP; (6) Marathon Special Opportunity Fund, Ltd.; (7) Marathon Special Opportunity Master Fund, Ltd; (8) Master SIF SICAV-SIF; (9) MV Credit Opportunity Fund, L.P.; (10) Penteli Master Fund, Ltd., and (11) Sirius Investment Fund SICAV-SIF (collectively, the “Marathon Funds”). The common shares owned by the Marathon Funds may be deemed to be beneficially owned by Marathon Asset Management, LP (“Marathon”), solely as the investment manager of the Marathon Funds. Marathon disclaims beneficial ownership of such common shares. The address for all of the persons is One Bryant Park, 38th floor, New York, New York 10036.
(6)	Represents the number of Class A common shares owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership (“OZ Management”). OZ Management’s sole general partner is Och-Ziff Holding Corporation, a Delaware corporation (“OZHC”), whose sole shareholder is Och-Ziff Capital Management Group LLC, a Delaware limited liability company (“OZM”). Each of OZ Management, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the Class A common shares. The address for all of the foregoing persons is 9 West 57th Street, 39th Floor, New York, NY 10019.
(7)	Represents the number of Class A common shares owned by Third Avenue Real Estate Value Fund and Third Avenue Special Situations (Master) Fund, L.P. (collectively, the “Third Avenue Funds”). Third Avenue Management LLC is a U.S.-registered investment advisor with dispositive and voting authority over the Third Avenue Funds. The address for all of the foregoing persons is 622 Third Avenue, Suite 3200, New York, NY 10017.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Contribution and Sale Agreement

The equity interests that we will acquire in the formation transactions are currently owned by the contributing investors. The contributing investors have entered into a contribution and sale agreement pursuant to which (1) certain contributing investors will contribute equity interests in the acquired entities and other assets to the operating company in exchange for Class A units of the operating company, (2) a contributing investor will contribute assets to FP LP in exchange for Class B partnership interests in FP LP, (3) certain contributing investors will contribute equity interests in the acquired entities and other assets to the operating company for cash consideration and (4) certain contributing investors will retain all or a portion of their equity interests in the acquired entities, subject to amended and restated organizational documents. The amount of cash consideration paid pursuant to the contribution and sale agreement will be based on the initial public offering price of our Class A common shares, after deducting the underwriting discounts and commissions. Based on an assumed offering price of $             per Class A common share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) and assumed underwriting discounts and commissions of $             per share, we estimate that the cash consideration will be approximately $            . If the actual initial public offering price is greater than the mid-point, the cash will be proportionately greater. Conversely, if the actual initial public offering price is less than the mid-point, the cash will be proportionately less. The operating company will use all of the net proceeds of this offering, and a portion of the borrowings under our 364-day credit facility, to pay the cash consideration for equity interests in the Great Park Venture.

The aggregate value of the Class A units of the operating company received by the contributing investors in the formation transactions is $            , based on an assumed offering price of $             per Class A common share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus).

In addition, as part of the formation transactions, we will sell              Class B common shares to certain contributing investors and existing unitholders of our operating company who qualify as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) for aggregate consideration of approximately $500,000, or $         per Class B common share. Except for certain permitted transfers, any transfer of a Class B common share will automatically convert that Class B common share into Class A common shares at the rate of Class A common shares for each Class B common share. The conversion ratio will be determined based on the ratio of the sale price of $         per Class B share to the public offering price of our Class A common shares in this offering.

Prior to the consummation of the formation transactions, certain contributing investors were existing holders of our equity or provided services to us. In addition, certain contributing investors, or their respective directors, officers or employees, were our managers, officers or employees or, as a result of the formation transactions and this offering, will become our directors, officers or employees. Set forth below is additional information about the contributing investors:

•	Prior to the consummation of the formation transactions, Lennar owned approximately (1) % of the voting power of our outstanding common shares, (2) % of the outstanding FPL units, (3) % of the outstanding equity interests in the Great Park Venture, (4) % of the outstanding equity interests in the San Francisco Venture, (5) % of the outstanding equity interests in FP LP and (6) % of the outstanding equity interests in FP Inc.

•	Prior to the consummation of the formation transactions, affiliates of Castlelake owned approximately (1) % of the voting power of our outstanding common shares, (2) % of the outstanding equity interests in the Great Park Venture and (3) % of the outstanding equity interests in the San Francisco Venture.

•	Prior to the consummation of the formation transactions, Mr. Haddad owned approximately (1) % of the voting power of our outstanding common shares, (2) % of the outstanding equity interests in the Great Park Venture, (3) % of the outstanding equity interests in FP LP, (4) % of the outstanding equity interests in FP Inc. and (5) % of the outstanding FPL units.

•	Prior to the consummation of the formation transactions, Mr. Haddad was the chief executive officer of the management company, which managed our operations, and served on our board.

•	Prior to the consummation of the formation transactions, each of Lennar and Castlelake had the right to appoint one member to our board.

For more detailed information regarding the terms of the formation transactions, including the terms of the contribution and sale agreement and benefits to related parties, please refer to “Structure and Formation of Our Company.” For additional information regarding the contributing investors’ ownership of our Class A common shares and Class B common shares following the consummation of the formation transactions and this offering, please refer to “Principal Shareholders.”

Operating Agreements

Concurrently with the completion of this offering, we will enter into amended and restated operating agreements for the operating company and the Great Park Venture. The Class A units of the operating company that the contributing investors receive in the contribution transactions will have the rights set forth in the amended and restated operating agreement for the operating company. See “Description of the Operating Agreement of the Operating Company.” In addition, Mr. Haddad and members of our management team that hold Class A units of the operating company will be entitled to special quarterly tax distributions in amounts intended to be sufficient to cover their tax obligations in respect of such units. See “Description of the Operating Agreement of the Operating Company—Distributions.”

Great Park Venture Legacy Properties

Holders of Class D units of the Great Park Venture, including Lennar, affiliates of Castlelake and Mr. Haddad, will be entitled to receive (1) the net proceeds from sales of the Legacy Properties, whether they occur before or after this offering, and (2) 10% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness, and subject to a cap of $100.0 million. For information about the development areas as to which the sales proceeds are payable to holders of Class D units of the Great Park Venture, see “Business and Properties—Our Communities—Great Park Venture—Development Status.” We currently expect holders of Class D units of the Great Park Venture to receive total distributions in a range of $              million to $             million.

In addition, holders of Class B partnership interests in FP LP, including Lennar and Mr. Haddad, will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.

San Francisco Venture Transactions

Prior to the completion of this offering, the San Francisco Venture will transfer approximately 75.5 acres of land within The San Francisco Shipyard and Candlestick Point to the Lennar-CL Venture, as well as all responsibility for current and future residential construction on this land. We have also agreed to transfer the parcel for the parking structure at Candlestick Point to the Lennar-CL Venture once a final subdivision map for such parcel is recorded, and the Lennar-CL Venture will assume the obligations of the San Francisco Venture to construct the parking structure at Candlestick Point. As part of the transaction, the Lennar-CL Venture will assume all of the current debt of the San Francisco Venture and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $             million) equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt).

The Lennar-CL Venture will be required to indemnify us for liabilities relating to the transferred assets, including all warranty, construction defect and marketing liabilities related to the homes built by the San Francisco Venture prior to this offering. In addition, the contributing investors who owned outstanding equity interests in the San Francisco Venture prior to this offering will make a capital contribution of $120 million to the San Francisco Venture in four equal quarterly installments (prior to this offering and within 90, 180 and 270 days following this offering). Lennar will guarantee (1) the obligations of the contributing investors to make the capital contribution and (2) the obligations of the Lennar-CL Venture.

Purchase and Sale Agreements

Concurrently with the completion of this offering, we will enter into agreements with the Lennar-CL Venture, pursuant to which the Lennar-CL Venture will acquire parcels within The San Francisco Shipyard and Candlestick Point that are entitled for approximately 340 for-sale homesites and approximately 262 multi-family homesites. The purchase price for the for-sale homesites will be approximately $             million (subject to adjustment based on the final number of homesites), of which approximately $             million will be paid at the closing and the remainder will be payable on or before November 30, 2017. The purchase price for the multi-family homesites will be approximately $             million (subject to adjustment based on the final number of homesites), of which approximately $             million will be paid at the closing and the remainder will be payable on September 29, 2017.

Development Agreement

Concurrently with the completion of this offering, we will enter into a development agreement with the Lennar-CL Venture, pursuant to which the Lennar-CL Venture will assume the obligation to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point. Pursuant to the terms of the development agreement, we will be responsible for all design and construction costs associated with the film and arts center and the retail areas, and the Lennar-CL Venture will be responsible for all design and construction costs associated with the parking structure, subject to a cap of $240 million. We have agreed to reimburse the Lennar-CL Venture for all design and construction costs associated with the parking structure in excess of $240 million.

Development Management Agreement

Concurrently with the completion of this offering, we will enter into a development management agreement with the Lennar-CL Venture, pursuant to which we will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point for no fee.

Indemnification Agreements

We will enter into indemnification agreements with each of our executive officers, directors and director nominees, as described under “Description of Shares—Limitations on Liability and Indemnification of Our Directors and Officers.”

Standstill Agreement

We have entered into a standstill agreement with certain contributing investors and certain of our existing shareholders. Pursuant to such agreement, certain contributing investors and certain of our existing shareholders have agreed to refrain from taking certain actions to change the composition of our board of directors until the third annual meeting of shareholders following this offering.

Management Payments and Equity Grants

In connection with this offering, we will pay $12 million to current and former officers, directors, employees and consultants, including $             to             , $             to             , $             to              and $             to             . We will also award             restricted share units to current and former officers, directors, employees and consultants, including              restricted share units to Mr. Haddad,              restricted share units to             ,              restricted share units to              and              restricted share units to             , as compensation for prior services. The restricted share units will be fully vested and settle in our Class A common shares on a quarterly basis over four years.

Management Fees

Prior to the consummation of the formation transactions, we were party to a management agreement with the management company whereby the management company was engaged as an exclusive independent contractor to generally supervise our day-to-day affairs and assets. Prior to the consummation of the formation transactions, the management company was owned by Mr. Haddad and Lennar. During the years ended December 31, 2014, 2013 and 2012, we incurred an aggregate amount of $4.9 million, $4.7 million and $4.7 million, respectively, in management fees to the management company. During the nine month period ended September 30, 2015, we incurred an aggregate amount of $3.8 million in management fees to the management company. In addition to the management fee, our operating agreement provided for the issuance of 7,692,308 units to the management company and 900,000 additional units to Mr. Haddad. These units vested over four and three years, respectively, and were fully vested on July 31, 2013. During the year ended December 31, 2013, the value attributable to the vested units was $1.1 million, which was recorded as management fee expense in our consolidated statements of income and a credit to capital in the consolidated balance sheet.

In connection with the formation transactions, FPL will terminate its management agreement with the management company and no additional amounts will be payable thereunder.

Treasure Island

In connection with the formation transactions, we will enter into an agreement pursuant to which we will provide development management services for the Treasure Island community, which is owned by a joint venture in which Lennar owns a 50% interest. See “Business and Properties—Development Management Services—Treasure Island.”

Transition Services Agreement

In connection with the formation transactions, we will enter into a transition services agreement with Lennar pursuant to which Lennar will agree to provide us certain administrative and support services and a license to utilize the office space currently occupied by the management company. The transition services include accounting, payroll, finance, treasury, risk management, tax, employee benefits, human resources and information technology support services. We expect that the fees charged to us for transition services furnished pursuant to the transition services agreement will approximate the costs incurred by Lennar in providing such transition services to us. We expect that the fees will be approximately $25,000 to $50,000 per month in the first year following this offering, plus the cost of any equipment or third-party services that are obtained for us.

Tax Receivable Agreement

In connection with the formation transactions, our operating company will acquire certain equity interests from contributing investors for cash. After a 12 month holding period, holders of Class A units of the operating company will be able to exchange their units for, at our option, either our Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange.

The operating company intends to make an election under Section 754 of the Code in 2016, which will remain in effect for such year and future taxable years in which transfers or exchanges of its units occur. Pursuant to the Code Section 754 election, transfers and exchanges of units and the operating company’s acquisition of certain equity interests for cash pursuant to the formation transactions are expected to result in an increase in the tax basis of tangible and intangible assets of the operating company and its subsidiaries. We expect that the anticipated basis adjustments under Code Section 754 will potentially increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increased tax basis may also decrease gain (or increase loss) on future dispositions of assets to the extent tax basis is allocated to those assets.

Moreover, as a result of the application of the principles of Section 704(c) of the Code and the U.S. Treasury regulations promulgated thereunder, which require that items of income, gain, loss and deduction attributable to the operating company’s directly or indirectly held property, including property contributed to the operating company pursuant to the formation transactions, must be allocated among the members of the operating company to take into account the difference between the fair market value and the adjusted tax basis of such assets on the date the formation transactions are consummated, the operating company will be required to make certain special allocations of its items of income, gain, loss and deduction that are attributable to such assets. Accordingly, the operating company may make allocations of its items of loss and deduction over time that are attributable to the adjusted tax basis of such assets. These allocations may also decrease gain (or increase loss) that we realize upon future dispositions of certain assets by the operating company or one of its subsidiaries. These allocations, like the increases in tax basis described above, are likely to reduce the amount of income tax we would otherwise be required to pay in the future.

In connection with the formation transactions, we will enter into a tax receivable agreement with certain investors that will provide for payment by us to such investors or their successors of 85% of the amount of cash savings, if any, in income tax we realize as a result of (a) increases in tax basis attributable to the operating company’s acquisition of certain equity interests for cash and exchanges of Class A units for our Class A common shares or cash, (b) allocations that result from the application of the principles of Section 704(c) of the Code and (c) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by us as a result of the tax receivable agreement. We will retain the remaining 15% of the benefit of cash savings in taxes, if any, that we realize. For purposes of the tax receivable agreement, cash savings in income tax will be computed, subject to certain assumptions, by comparing our actual income tax liability to the amount of tax that we would have been required to pay had there been (1) no increase to the tax basis of the tangible and intangible assets of the operating company as a result of the exchanges, and (2) no special allocations under the principles of Section 704(c) of the Code, and had we not entered into the tax receivable agreement. The tax receivable agreement will also make certain assumptions intended to equalize the treatment of investors who exchange their Class A units or other equity interests and provide us with tax benefits attributable to an increase in tax basis and those who retain such Class A units and provide us with tax benefits attributable to special allocations of the operating company’s items of income and gain pursuant to Section 704(c) of the Code. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement.

The investors will not reimburse us for any payments previously made to them under the tax receivable agreement. As a result, in certain circumstances we may make payments to investors under the tax receivable agreement in excess of our actual cash tax savings. Although the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common shares at the time of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that during the expected term of the tax receivable agreement, the payments that we may make to the parties to the tax receivable agreement could be substantial. Payments made under the tax receivable agreement will generally be due within a specified time following the filing of our federal income tax return for each fiscal year, although interest on such payments will begin to accrue at a rate equal to the one year LIBOR plus 300 basis points from the due date (without extensions) of such tax return. Because we generally expect to receive the tax savings prior to making the cash payments to the parties to the tax receivable agreement, we do not expect the cash payments to have a material impact on our liquidity.

In addition, the tax receivable agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we materially breach any of our obligations under the tax receivable agreement or elect an early termination, our (or our successor’s) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control, early termination or breach) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement, and that any Class A units of the operating company that have not been exchanged will be deemed exchanged for the market value of our Class A common shares at the time of such change of control, early termination or breach. Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

Registration Rights Agreement

In connection with the formation transactions, we will enter into a registration rights agreement with certain contributing investors, including Mr. Haddad, Lennar and affiliates of Castlelake, and certain of our existing shareholders. See “Shares Eligible for Future Sale—Registration Rights.” We expect an aggregate of             Class A common shares (including              Class A common shares issuable upon exchange of Class A units of the operating company (including                  Class A units of the operating company issuable upon exchange of Class A units of the Great Park Venture)) to be subject to the registration rights agreement.

Other Transactions with Lennar

Prior to the formation transactions, Lennar owned noncontrolling interests in us and each of the acquired entities. Lennar managed the San Francisco Venture and owned 80% of FP Inc. and 59.7% of FP LP, which managed the development of Great Park Neighborhoods and Newhall Ranch. Following this offering, Lennar will be our largest investor, with approximately             % of our Class A common shares, on a fully diluted basis. In addition, one of our directors and two of our director nominees are senior officers of Lennar. Our Chairman and Chief Executive Officer, Mr. Haddad, and a number of our other senior executives are also former employees of Lennar.

Lennar is a homebuilder. We have sold homesites to Lennar and its affiliates. For the nine month period ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, we recognized $1.8 million, $31.6 million, $10.0 million and $8.7 million, respectively, of revenue from land sales pursuant to purchase and sale agreements with an affiliate of Lennar. In addition, on October 6, 2015, the Great Park Venture completed the sale of Development Area 7 to a joint venture, in which Lennar owns a 50% interest, for $480 million (less an $8 million credit), of which $160 million was paid (or credited) at the closing and the remainder will be payable over approximately 14 months with a maturity date of December 1, 2016. Following consummation of the formation transactions, Lennar will hold Class D units of the Great Park Venture, which will entitle it to receive its pro rata portion of (1) the proceeds, subject to deductions for certain expenses, from sales of the Legacy Properties, including the sale of District 7 to Lennar, and (2) 10% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million. Lennar will also hold Class B partnership interests in FP LP entitling it to receive its pro rata portion of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.

In addition, we entered into several purchase and sale agreements with an affiliate of Lennar for homesites sold in 2006 and 2007. Pursuant to these agreements, we are obligated to complete certain post-closing improvements within the communities and the affiliate of Lennar is committed to (1) support the issuance of CFDs, (2) pay marketing fees concurrently with home escrow closings and (3) pay builder school fees among other contractual obligations. For the nine month period ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, we received $3.2 million, $2.9 million, $2.7 million and $3.1 million, respectively, from the Lennar affiliate pursuant to these agreements.

We also have a bonding agreement with Lennar and certain of its subsidiaries pursuant to which we are required to reimburse Lennar for performance bond premiums paid by Lennar, subject to a cap. At September 30, 2015 and December 31, 2014, 2013 and 2012, we had approximately $5.0 million, $16.7 million, $30.2 million and $53.7 million, respectively, of performance bonds outstanding that were subject to the bonding agreement. We expect the bonding agreement with Lennar to be terminated in connection with the formation transactions and this offering.

We have agreed to convert the operating company into a limited partnership within six months after the completion of this offering. Lennar has agreed to indemnify us from and against any cost or liability arising from the conversion.

Prior to this offering, Lennar guaranteed certain obligations of the acquired entities. Pursuant to the terms of the contribution and sale agreement, we are required to use best efforts to cause Lennar to be released from all guarantees of our obligations or, to the extent we are not able to do that, to indemnify Lennar against any payments it may have to make under those guarantees. The contribution and sale agreement also releases Lennar from any future obligations it has to provide funding to, or guarantees or other credit support for, us, other than obligations pursuant to agreements entered into in connection with the formation transactions.

Our principal offices are in space we sublease from Lennar. In addition, we receive administrative and similar services from Lennar. We expect that Lennar will continue to provide these services to us for a period after the formation transactions under a transition services agreement. Following this offering, we may hire certain employees of Lennar who had primary responsibility for the development of The San Francisco Shipyard and Candlestick Point and assume the lease of the space in which they are located.

Prior to this offering, all transactions between us and Lennar or its affiliates had to be approved by the disinterested members of our board. We expect our board of directors to adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000 and a “related person” (as defined under SEC rules) has a direct or indirect material interest. As a result of our relationship with Lennar, future land sales to Lennar and other transactions with Lennar that exceed the $120,000 threshold will be subject to our policy regarding related person transactions.

Lennar will not be restricted from competing with us in the future for desirable properties or from engaging in residential or commercial developments that will compete with developments in which we have an interest. Currently, Lennar owns 50% of the joint venture that owns the Treasure Island community in the San Francisco area, which we will manage, but which may compete in a variety of ways with The San Francisco Shipyard and Candlestick Point. Our operating agreement will state that none of our non-employee directors or their affiliates (which would include Lennar) will have any duty to refrain from engaging in the same or similar business activities or lines of business as those in which we are engaged or propose to engage or from otherwise competing with us so long as the non-employee director did not learn of such competitive business opportunity in his or her capacity as a director. Therefore, the fact that one of our directors and two of our director nominees are senior executives of Lennar will not prevent Lennar from purchasing properties we might be interested in acquiring or otherwise competing with us.

Review and Approval of Related Person Transactions

Prior to this offering, all transactions between us and Lennar or its affiliates had to be approved by the disinterested members of our board.

We expect our board of directors to adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000 and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our Chief Legal Officer any proposed related person transaction and all material facts about the proposed transaction. Our Chief Legal Officer would then assess and promptly communicate that information to our conflicts committee. Based on our conflicts committee’s consideration of all of the relevant facts and circumstances, our conflicts committee will decide whether or not to approve such transaction and will generally approve only those transactions that it determines are in, or are not inconsistent with, our best interests. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our conflicts committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy will require any member of the conflicts committee who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction. As a result of our relationship with Lennar, future land sales to Lennar and other transactions with Lennar that exceed the $120,000 threshold will be subject to our policy regarding related person transactions.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our shareholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We are a real estate development and operating company that specializes in the development and operation of mixed-use, master-planned communities. Our goal is to create sustainable, long-term growth and value for our shareholders. We do not currently have an investment policy; however, our board of directors may adopt one in the future.

We expect to pursue our investment objectives primarily through the ownership, development, operation and disposition of the communities acquired in the formation transactions: (1) Great Park Neighborhoods; (2) Newhall Ranch; and (3) The San Francisco Shipyard and Candlestick Point. Although we currently have no plans to acquire other properties, we may do so in the future. Our future investment or development activities will not necessarily be limited to any geographic area, product type or to a specified percentage of our assets. For a discussion of our communities and our strategic objectives, see “Business and Properties.”

We may also participate with third parties in property ownership, development and operation, through joint ventures, private equity real estate funds or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of our Class A common shares, our preferred shares, options to purchase shares or Class A units of the operating company. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio.

We will limit our investment in any securities so that we do not fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended.

Investments in Real Estate Mortgages

We may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests, but we do not currently, nor do we currently intend to, engage in these activities. If we choose to invest in mortgages, we would expect to invest in mortgages secured by real property interests. There is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan.

Securities of, or Interests in, Persons Primarily Engaged in Real Estate Activities and Other Issuers

We do not currently intend to invest in securities of other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. However, we may do so in the future.

Investments in Other Securities

Other than as described above and for short-term securities pending long-term commitment, we do not currently intend to invest in any additional securities such as bonds, preferred shares or common shares.

Policies with Respect to Other Activities

Dispositions

In the ordinary course of our business, we sell developed residential and commercial land sites to homebuilders, commercial developers and commercial buyers. We may also decide to sell some of our properties, including any income-producing properties that we own in the future, if, based upon a periodic review of our portfolio, our board of directors determines that such action would be in the best interests of us and our shareholders.

Financing and Leverage Policies

We do not currently have a formal financing policy. We may raise additional capital to fund development within our communities using a mix of public and private equity and debt financing, as well as joint venture equity in certain circumstances. Taking into account the net proceeds of this offering and borrowing capacity under our three-year credit facility and our 364-day credit facility, we currently expect to have sufficient capital to fully fund the development of our communities in accordance with our development plan. However, our plans may change or circumstances may arise that result in our needing additional capital to execute our development plan. We cannot assure you that any future financing arrangements, or refinancings of current financing arrangements, will be available on terms acceptable to us or at all. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We may use the proceeds of any borrowing to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend to use leverage conservatively, with a target leverage level of not more than 50% debt to total capitalization. We will assess the appropriateness of new equity or debt capital based on market conditions and including prudent assumptions regarding future cash flow. Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our operating agreement will not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of debt that we may incur. Our decision to use leverage in the future will be at our discretion and will not be subject to the approval of our shareholders.

Equity Capital Policies

From time to time, we may, at the discretion of our board of directors, offer without shareholder approval, any type of equity security, including our Class A common shares, Class A units of the operating company, preferred shares, options to purchase shares or other securities. As long as the operating company is in existence, we are generally obligated to contribute the net proceeds we receive from any offering of equity securities as additional capital to the operating company in exchange for additional units.

Our operating agreement will authorize our board of directors to issue common shares and preferred shares with voting, conversion or other rights, without shareholder approval. See “Description of Shares.” Holders of our Class A common shares or our Class B common shares have no preemptive or subscription rights, and any offering of our equity securities would cause a dilution of such holders’ investment in us.

As described in “Description of the Operating Agreement of the Operating Company,” we have the option to issue our Class A common shares to holders of Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the Great Park Venture) upon exercise of their exchange rights. Except in connection with such exchange rights, our board of directors has no present intention of causing us to repurchase any of our common shares or acquire other of our or our subsidiaries’ securities, although we may do so in the future.

We may, under certain circumstances and subject to there being funds legally available therefor, purchase our Class A common shares, Class A units of the operating company, Class A units of the Great Park Venture or other securities in the open market or otherwise, provided that these purchases are approved by our board of directors and subject to compliance with applicable securities laws.

Except in connection with the formation transactions, we have not issued any securities in exchange for property, although, as discussed above in “Investment in Real Estate or Interests in Real Estate,” we may elect to do so in the future.

We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Lending Policies

We do not currently have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the consideration we receive for the property sold. For example, we have agreed to provide purchase money financing to Lennar in connection with its purchase of a parcel in the Great Park Neighborhoods. We may also decide to make other loans if our board of directors determines that such action would be in the best interests of us and our shareholders.

Reporting Policies

We intend to make available to our shareholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflict of Interest Policies

Our code of business conduct and ethics will apply to all of our employees, officers and directors. The code of business conduct and ethics will require disclosure of, and in certain circumstances prohibit, conflicts of interest, which are broadly defined to include situations where a person’s private interest interferes in any way, or appears to interfere, with our interests. The code of business conduct and ethics does not attempt to cover every issue that may arise, but instead will set out basic principles to guide all of our employees, officers and directors.

Our operating agreement and the code of business conduct and ethics will recognize that our non-employee directors have and may in the future have interests in engaging in the same or similar activities or related lines of business as those in which we engage. These interests and activities, and any duties to third parties arising from such interests and activities, could divert the attention of such directors from our operations. Additionally, our operating agreement and our code of business conduct and ethics will expressly provide that our non-employee directors are not obligated to limit their interests or activities in their non-director capacities or to notify us of any opportunities that may arise in connection therewith, even if the opportunities are complementary to, or in competition with, our businesses. Accordingly, we have, and investors in our Class A common shares should have, no expectation that we will be able to learn of or participate in such opportunities. However, the code of business conduct and ethics will provide that if any potential business opportunity is expressly presented to a director exclusively in his or her director capacity, the director will not be permitted to pursue the opportunity, directly or indirectly, without the approval of our conflicts committee.

Related party transactions are a special category of conflicts of interest and are subject to our related person transaction approval and disclosure policy described under “Certain Relationships and Related Transactions—Review and Approval of Related Person Transactions.”

STRUCTURE AND FORMATION OF OUR COMPANY

Overview

Contribution and Sale Agreement

The equity interests that we will acquire in the formation transactions were previously owned by the contributing investors. We and the contributing investors have entered into a contribution and sale agreement pursuant to which:

•	the contributing investors will receive Class A units of the operating company in exchange for the contribution of equity interests in the acquired entities and other assets to the operating company;

•	the existing investors in the operating company will receive Class A units of the operating company;

•	certain existing investors in the Great Park Venture will receive Class A units of the Great Park Venture (100% of the Class A units of the Great Park Venture);

•	certain existing investors in the Great Park Venture will receive Class C units of the Great Park Venture (100% of the Class C units of the Great Park Venture);

•	the existing investors in the Great Park Venture will receive Class D units of the Great Park Venture (100% of the Class D units of the Great Park Venture);

•	the existing investors in FP LP will receive 87.5% of the Class B partnership interests in FP LP;

•	a contributing investor will receive 12.5% of the Class B partnership interests in FP LP in exchange for the contribution of assets to FP LP; and

•	certain contributing investors and existing investors in the operating company will purchase Class B common shares for aggregate consideration of approximately $500,000, or $ Class B common share.

In addition, the operating company will purchase              Class A units of the Great Park Venture (        % of the Class A units of the Great Park Venture), which will automatically convert into an equal number of Class B units of the Great Park Venture, from certain existing investors in the Great Park Venture for a cash payment in an amount determined based on the initial public offering price for our Class A common shares, after deducting the underwriting discounts and commissions. Based on an assumed offering price of $             per Class A common share (the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus) and assumed underwriting discounts and commissions of $            per share, we estimate that the purchase price will be approximately $            million. If the actual initial public offering price is greater (or less) than the mid-point, the purchase price will increase (or decrease) proportionately.

See “—The Operating Company,” “—The Great Park Venture” and “—FP LP” below for descriptions of the rights of the securities issued to the contributing investors in the formation transactions.

San Francisco Venture Transactions

Prior to the completion of this offering, the San Francisco Venture will transfer approximately 75.5 acres of land within The San Francisco Shipyard and Candlestick Point to the Lennar-CL Venture, as well as all responsibility for current and future residential construction on this land. We have also agreed to transfer the parcel for the parking structure at Candlestick Point to the Lennar-CL Venture once a final subdivision map for such parcel is recorded and the Lennar-CL Venture will assume the obligations of the San Francisco Venture to construct the parking structure at Candlestick Point. As part of the transaction, the Lennar-CL Venture will assume all of the current debt of the San Francisco Venture and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $         million) equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt).

In addition, the contributing investors who owned outstanding equity interests in the San Francisco Venture prior to this offering will make a capital contribution of $120 million to the San Francisco Venture in four equal quarterly installments (prior to this offering and within 90, 180 and 270 days following this offering). Lennar will guarantee (1) the obligations of the contributing investors to make the capital contribution and (2) the obligations of the Lennar-CL Venture.

Concurrently with the completion of this offering, we will enter into purchase and sale agreements, a development agreement and a development management agreement with the Lennar-CL Venture. For additional information about these agreements, see “Certain Relationships and Related Transactions—San Francisco Venture Transactions.”

Our Company

We were formed as a Delaware limited liability company in 2009. We currently own, and are the manager of, the operating company. As part of the formation transactions, we will acquire the equity interests and other assets from the contributing investors described below under “—Formation Transactions.”

The Operating Company

Following the consummation of the formation transactions and this offering, all of our assets will be held by, and our operations will be conducted through, the operating company. We will contribute all of the net proceeds from this offering, and all of the net proceeds from the sale of our Class B common shares, to the operating company in exchange for an aggregate of             Class A units (             Class A units, if the underwriters exercise their over-allotment option in full) and             Class B units of the operating company. Our interest in the operating company will entitle us to share in cash distributions from, and in the profits and losses of, the operating company on a pro rata basis in accordance with our percentage ownership. See “Description of the Operating Agreement of the Operating Company.”

As the sole operating managing member of the operating company, we will exercise exclusive and complete responsibility and discretion in the day-to-day management and control of the operating company, subject to certain limited exceptions, which are described more fully in “Description of the Operating Agreement of the Operating Company.” Our board of directors will manage the business and affairs of our company by directing the affairs of the operating company.

After a 12 month holding period, holders of Class A units of the operating company may exchange their units for, at our option, either our Class A common shares on a one-for-one basis (subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events), or cash in an amount equal to the market value of such shares at the time of exchange. Whether such units are acquired by us in exchange for our Class A common shares or for cash, if the holder also owns our Class B common shares, then an equal number of that holder’s Class B common shares will automatically convert into our Class A common shares, at a ratio of              Class A common shares for each Class B common share. The conversion ratio will be determined based on the ratio of the sale price per Class B common share ($             per share) to the initial public offering price of our Class A common shares in this offering. With each exchange of Class A units of the operating company, our percentage ownership interest in the operating company and our share of the operating company’s cash distributions and profits and losses will increase. See “Description of the Operating Agreement of the Operating Company.”

The Great Park Venture

Following the consummation of the formation transactions and this offering, the operating company will, indirectly, own all of the outstanding Class B units of the Great Park Venture. The contributing investors, which previously owned all of the outstanding equity interests in the Great Park Venture, will own all of the outstanding Class A units, Class C units and Class D units of the Great Park Venture. See “Description of the Operating Agreement of the Great Park Venture” for a description of the rights associated with the Class A units, Class B units, Class C units and Class D units of the Great Park Venture.

As the managing member of the Great Park Venture, the operating company will exercise exclusive and complete responsibility and discretion in the day-to-day management and control of the Great Park Venture, subject to certain approval rights of minority investors, which are described in “Description of the Operating Agreement of the Great Park Venture.” Our board of directors will manage the business and affairs of the Great Park Venture by directing the affairs of the operating company.

Holders of Class A units of the Great Park Venture have the right (with no requisite holding period) to exchange their units for Class A units of the operating company on a one-for-one basis. If the operating company acquires, directly or indirectly, any Class A units of the Great Park Venture, such units will automatically convert into an equal number of Class B units of the Great Park Venture.

FP LP

FP Inc., a wholly owned subsidiary of the operating company, will be the general partner of FP LP. As the general partner, FP Inc. will have the sole right to manage and control FP LP, thereby giving the operating company control and discretion over the day-to-day management of the entity.

Following the consummation of the formation transactions and this offering, the operating company will own all of the outstanding Class A partnership units in FP LP. The contributing investors will own all of the outstanding Class B partnership interests in FP LP. The operating company, as the holder of all outstanding Class A partnership interests in FP LP, will be entitled to receive all distributions paid by FP LP, except that holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties. For additional information about the amended and restated development management agreement, see “Business and Properties—Development Management Services.”

Formation Transactions

Prior to the consummation of the formation transactions, we only owned one of the communities described in this prospectus. Pursuant to the formation transactions, the following have occurred or will occur on or prior to completion of this offering:

•	The San Francisco Venture will transfer certain assets and liabilities (including all of the indebtedness of the San Francisco Venture) to the Lennar-CL Venture, and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $ million) equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt).

•	The contribution of $120 million to the San Francisco Venture by the contributing investors who owned outstanding equity interests in the San Francisco Venture prior to this offering in four equal installments (prior to this offering and within 90, 180 and 270 days following this offering, respectively).

•	Our operating agreement will be amended and restated to, among other things, reflect (1) a reverse split of existing Class A units, (2) the cancellation of existing Class B units and (3) the creation of Class A common shares and Class B common shares. See “Description of Shares.”

•	The limited liability company agreement of the operating company will be amended and restated to reflect, among other things, (1) the creation of Class A units and Class B units and (2) the issuance of Class A units. See “Description of the Operating Agreement of the Operating Company.”

•	We will issue and sell Class B common shares to certain contributing investors and existing unitholders of our operating company who qualify as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) for aggregate consideration of approximately $500,000, or $ per Class B common share. We will contribute the proceeds from the sale of our Class B common shares to the operating company in exchange for Class B units of the operating company.

•	The limited liability company agreement of the Great Park Venture will be amended and restated to reflect, among other things, (1) the admission of the operating company as the sole operating managing member, (2) the creation of Class A units, Class B units, Class C units and Class D units and (3) the issuance of Class A units, Class C units and Class D units.

•	The operating company will acquire Class A units of the Great Park Venture, which will automatically convert into an equal number of Class B units of the Great Park Venture, in exchange for aggregate cash consideration of $ .

•	Under a terminated commercial development sub-management agreement for Great Park Neighborhoods, GPV Subsidiary is required to make cash flow participation payments equal to 2.0% of any distributions to the Great Park Venture (excluding payments under the amended and restated development agreement, payments in respect of other specified cash flow participation agreements and payments under certain qualifying loan agreements). The operating company will acquire the right to 75% of these cash flow participation payments, in exchange for $ in cash consideration. Following the formation transactions, a contributing investor will retain the right to 25% of these cash flow participation payments.

•	The limited partnership agreement of FP LP will be amended and restated to reflect, among other things, the creation of Class A limited partnership interests and Class B limited partnership interests, and the issuance of Class A limited partnership interests and Class B limited partnership interests.

•	FP LP will acquire the right to 12.5% of the payments under the existing development management agreement for Great Park Neighborhoods with respect to the Legacy Properties, in exchange for Class B partnership interests in FP LP.

•	The operating company will acquire the right to 12.5% of the payments under the existing development management agreement for Great Park Neighborhoods with respect to the non-Legacy Properties, in exchange for Class A units of the operating company. In connection with the formation transactions, we will enter into a new development management agreement for Great Park Neighborhoods and, following this offering, we will be entitled to all incentive compensation payable thereunder with respect to non-Legacy Properties. See “Business and Properties—Development Management Services” for a description of the incentive compensation payments under the amended and restated development management agreement.

•	FP Inc. will distribute all of its available cash to its equityholders.

•	The operating company will acquire all of the outstanding Class A partnership interests in FP LP, other than those held by FP Inc., and all of the stock of FP Inc., in exchange for an aggregate of Class A units of the operating company.

•	The operating company will acquire FPL units, representing all of the outstanding FPL units not held by the operating company or the management company, for an aggregate of Class A units of the operating company.

•	The contributing investors in the San Francisco Venture will contribute a total of $57.2 million of capital to the San Francisco Venture. The contributing investors in the San Francisco Venture will not receive any additional interests in the San Francisco Venture in exchange for such contributions.

•	The limited liability company agreement of the San Francisco Venture will be amended and restated to reflect, among other things, (1) the admission of the operating company as the sole manager and (2) the creation of units.

•	The operating company will contribute (1) all of its Class B units of the Great Park Venture and (2) FPL units to the San Francisco Venture, in exchange for units of the San Francisco Venture.

•	FP Inc. will contribute FPL units to the San Francisco Venture, in exchange for units of the San Francisco Venture.

•	The operating company will acquire all of the outstanding units of the San Francisco Venture, other than those held by the operating company or FP Inc., for an aggregate of Class A units of the operating company.

•	The current management team of the management company will become our senior management team, and the current employees of the management company will become our employees.

•	The San Francisco Venture will distribute all of the equity interests in the Lennar-CL Venture to Lennar and an affiliate of Castlelake.

•	We will enter into agreements with the Lennar-CL Venture pursuant to which (1) the Lennar-CL Venture will acquire parcels within The San Francisco Shipyard and Candlestick Point that are entitled for approximately 340 for-sale homesites and approximately 262 multi-family homesites, (2) the Lennar-CL Venture will assume the obligation to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point and we will agree to fund certain related design and construction costs and (3) we will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.”

•	We will enter into a tax receivable agreement with certain contributing investors pursuant to which we will be obligated to make payments for certain expected tax benefits as we realize them. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

•	We will enter into a registration rights agreement with certain contributing investors and certain of our existing shareholders. See “Shares Eligible for Future Sale—Registration Rights.”

•	We will enter into a transition services agreement with Lennar pursuant to which Lennar will agree to provide us certain administrative and support services and a license to utilize the office space currently occupied by the management company. See “Certain Relationships and Related Transactions—Transition Services Agreement.”

•	We will adopt the Incentive Award Plan. We expect that an aggregate of Class A common shares and Class A units of the operating company will be available for issuance under awards granted pursuant to the Incentive Award Plan.

•	We will pay $12 million, and award restricted share units, to current and former officers, directors, employees and consultants as compensation for prior services. The restricted share units will be fully vested and settle in our Class A common shares on a quarterly basis over four years.

Consequences of the Formation Transactions and this Offering

The completion of the formation transactions and this offering, and the application of the net proceeds from this offering, will have the following consequences:

•	We will own, or have the right to acquire, the properties and operate the businesses described in this prospectus.

•	We will own % of the outstanding Class A units of the operating company ( % of the outstanding Class A units of the operating company, if the underwriters exercise their over-allotment option in full) and 100% of the outstanding Class B units of the operating company, which will entitle us to receive % of any distributions made by the operating company.

•	We will be the sole operating managing member of the operating company.

•	The operating company will, directly or indirectly, own all of the outstanding equity interests in the San Francisco Venture, the management company, FPL and Newhall Land & Farming.

•	The operating company will be the sole manager of the Great Park Venture and will, indirectly, own all of the outstanding Class B units of the Great Park Venture.

•	Purchasers of our Class A common shares in this offering will own % of our outstanding Class A common shares, or % of our outstanding Class A common shares on a fully diluted basis ( % of our outstanding Class A common shares on a fully diluted basis, if the underwriters exercise their over-allotment option in full) and % of the voting power of our outstanding common shares ( % of the voting power of our outstanding common shares, if the underwriters exercise their over-allotment option in full).

These formation transactions are designed to:

•	combine the ownership of our portfolio, which is currently owned by us and the contributing investors, together with the management company, under the operating company;

•	facilitate this offering;

•	defer the recognition of taxable gain by the contributing investors; and

•	enable the contributing investors and our existing shareholders to obtain liquidity for their investments.

Our Organizational and Ownership Structure

The diagram below depicts our expected organizational structure upon completion of the formation transactions and this offering, assuming no exercise by the underwriters of their over-allotment option:

(1)	Lennar will own % of our Class A common shares, % of our Class B common shares, % of the Class A units of the operating company, % of the Class B partnership interests in FP LP, % of the Class A units of the Great Park Venture and % of the Class D units of the Great Park Venture. Mr. Haddad will own % of our Class B common shares % of the Class A units of the operating company, % of the Class B partnership interests in FP LP, % of the Class A units of the Great Park Venture and % of the Class D units of the Great Park Venture. In addition, Mr. Haddad will own restricted share units, which will be fully vested in our Class A common shares on a quarterly basis over four years.
(2)	Five Point Holdings, LLC will own Class A units and Class B units of the operating company, which will entitle it to receive approximately % of any distributions made by the operating company.
(3)	The operating company, as the holder of all outstanding Class A partnership interests in FP LP, will be entitled to receive all distributions paid by FP LP, except that holders of Class B partnership interests in FP LP will be entitled to receive distributions equal to the amount of any incentive compensation payments under the amended and restated development management agreement that are attributable to sales of the Legacy Properties.
(4)	Holders of Class D units of the Great Park Venture will be entitled to receive special priority distributions. All other cash generated by the Great Park Venture will be distributed (1) to the holders of Class A and Class B units, and (2) to the holders of Class C units, in proportion to the ratio of the number of outstanding Class A and Class B Units to the number of outstanding Class C units. Cash will be distributed to holders of Class A and Class B units as follows: (A) first, to the holders of Class A units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; (B) second, to the holders of Class B units until they have received an amount per unit equal to the amount of distributions paid on a Class A unit of the operating company; and (C) third, 1% to the holders of Class A units (subject to proportionate reduction as and to the extent that Class A units are exchanged for Class A units of the operating company), and the remainder (initially 99%) to the holders of Class B units. The Class A units of the Great Park Venture are intended to be substantially economically equivalent to the Class A units of the operating company. For additional information about the Class A, Class B, Class C and Class D units of the Great Park Venture, see “Description of the Operating Agreement of the Great Park Venture.”

Benefits to Related Parties

In connection with this offering and the formation transactions, certain of our executive officers, directors, director nominees, the contributing investors and our existing shareholders will receive material financial and other benefits, including those set forth below.

•	Mr. Haddad, our Chairman and Chief Executive Officer, will own restricted share units, which will be fully vested and settle in our Class A common shares on a quarterly basis over four years, Class B common shares, Class A units of the operating company, Class A unites of the Great Park Venture, Class D of the Great Park Venture and Class B partnership interests in FP LP.

•	Lennar will own Class A common shares, Class B common shares, Class A units of the operating company, Class A units of the Great Park Venture, Class D units of the Great Park Venture and Class B partnership interests in FP LP.

•	Affiliates of Castlelake will own Class A common shares. Class B common shares, Class A units of the operating company, Class A units of the Great Park Venture, Class D units of the Great Park Venture and Class B partnership interests in FP LP.

•	We will enter into indemnification agreements with each of our executive officers, directors and director nominees in which we will agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities, and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding if they are made or threatened to be made a party to a proceeding by reason of their service to us, unless a court of competent jurisdiction determines that the director or officer acted in bad faith or engaged in fraud or willful misconduct.

•	We will pay $12 million, and award restricted share units, to current and former officers, directors, employees and consultants. The restricted share units will be fully vested and settle in our Class A common shares on a quarterly basis over four years.

•	We will enter into a tax receivable agreement with certain contributing investors, including Lennar, affiliates of Castlelake and Mr. Haddad, pursuant to which we will be obligated to make payments for certain expected tax benefits as we realize them. See “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

•	We will enter into a registration rights agreement with certain contributing investors, including Lennar, affiliates of Castlelake and Mr. Haddad, and certain of our existing shareholders. See “Shares Eligible for Future Sale—Registration Rights.”

•	We will enter into a transition services agreement with Lennar pursuant to which Lennar will agree to provide us certain administrative and support services and a license to utilize the office space currently occupied by the management company. See “Certain Relationships and Related Transactions—Transition Services Agreement.”

•	Lennar and an affiliate of Castlelake will own the Lennar-CL Venture, which will own 75.5 acres of land within The San Francisco Shipyard and Candlestick Point and will be entitled to receive the parking structure at Candlestick Point once a final subdivision map for such parcel is recorded. The Lennar-CL Venture will also assume all of the current debt of the San Francisco Venture and we will agree to reimburse the Lennar-CL Venture for a portion of the assumed debt in an aggregate amount (estimated to be $ million) equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt).

•	We will enter into agreements with the Lennar-CL Venture, pursuant to which (1) the Lennar-CL Venture will acquire parcels within The San Francisco Shipyard and Candlestick Point that are entitled for approximately 340 for-sale homesites and approximately 262 multi-family homesites, (2) the Lennar-CL Venture will assume the obligation to construct the parking structure, the film and arts center building and portions of the retail areas at Candlestick Point and we will agree to fund certain related design and construction costs and (3) we will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point. See “Certain Relationships and Related Transactions—San Francisco Venture Transactions.”

•	We will enter into an agreement pursuant to which we will provide development management services for the Treasure Island community, which is owned by a joint venture in which Lennar owns a 50% interest. See “Business and Properties—Development Management Services—Treasure Island.”

For additional information about benefits to related parties, see “Certain Relationships and Related Transactions.”

Valuation of Equity Interests and Other Assets Being Acquired in the Formation Transactions

The value of the equity interests and other assets to be acquired by us in the formation transactions, and the value of the securities and other consideration to be provided in exchange for such equity interests and other assets, was determined based on negotiation among the parties to the contribution and sale agreement.

We have not obtained any third-party appraisals of these equity interests and other assets, and the consideration to be given by us for these equity interests and other assets may exceed their fair market value.

DESCRIPTION OF SHARES

We have summarized the material terms and provisions of our shares and the Amended and Restated Limited Liability Company Agreement of Five Point Holdings, LLC, which we refer to in this section as our “operating agreement.” This summary is not complete. For more detail, you should refer to our operating agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Shares

Our operating agreement authorizes our board of directors to issue an unlimited number of additional shares and options, rights, warrants and appreciation rights relating to such shares for consideration or for no consideration and on the terms and conditions established by our board of directors in its sole discretion without the approval of any shareholders. Our operating agreement currently authorizes the issuance of Class A common shares, Class B common shares and preferred shares. Our operating agreement permits us to issue Class B common shares only in connection with the issuance of Class A units of the operating company, Class A units of the Great Park Venture, a subdivision of Class B common shares or a distribution payable in Class B common shares solely to record holders of Class B common shares.

Class A Common Shares

Our Class A common shares represent Class A limited liability company interests in Five Point Holdings, LLC and entitle the holder thereof to such rights, powers and duties with respect to Five Point Holdings, LLC as are provided for under our operating agreement and the Delaware Limited Liability Company Act (the “Delaware LLC Act”). Upon payment in full of the consideration payable with respect to our Class A common shares, as determined by our board of directors, holders of such shares will not be liable to us to make any additional capital contributions with respect to such shares (except as otherwise required by Sections 18-607 and 18-804 of the Delaware LLC Act). Holders of our Class A common shares do not have preemptive, redemption, conversion or subscription rights.

Voting Rights

Holders of our Class A common shares will be entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Our Class A common shareholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by our shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of our Class A common shares and holders of our Class B common shares present in person or represented by proxy, voting together as a single class. Holders of our Class A common shares and holders of our Class B common shares will vote together as a single class on all matters on which shareholders are generally entitled to vote, except that they will each be entitled to vote separately as a class with respect to amendments to our operating agreement that would alter or change the powers, preferences or special rights of the shares of either class so as to affect the rights of that class adversely relative to the other class. Holders of our Class A common shares and holders of our Class B common shares will not be entitled to vote as separate classes with respect to any amendments to our operating agreement that have the same effect on both such classes.

Distribution Rights

Holders of our Class A common shares will share ratably (based on the number of Class A common shares held) in any distributions declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of distributions and to any restrictions on the payment of distributions imposed by the terms of any outstanding preferred shares. Distributions consisting of Class A common shares may be paid only to holders of Class A common shares and will be paid proportionally with respect to each outstanding Class A common share.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of our Class A common shares and holders of our Class B common shares will be entitled to receive our remaining assets available for distribution on a pro rata basis (based on the number of Class A common shares held on an as-converted basis).

Other Matters

In the event of our merger or consolidation with or into another entity in connection with which our Class A common shares are converted into or exchangeable for shares, other securities or property (including cash), all holders of Class A common shares will thereafter be entitled to receive the same kind and amount of shares and other securities and property (including cash).

Class B Common Shares

Our Class B common shares represent Class B limited liability company interests in Five Point Holdings, LLC and entitle the holder thereof to such rights, powers and duties with respect to Five Point Holdings, LLC as are provided for under our operating agreement and the Delaware LLC Act. Upon payment in full of the consideration payable with respect to our Class B common shares, holders of such shares will not be liable to us to make any additional capital contributions with respect to such shares (except as otherwise required by Sections 18-607 and 18-804 of the Delaware LLC Act). Holders of our Class B common shares do not have preemptive, redemption or subscription rights.

Voting Rights

Holders of our Class B common shares will be entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Our Class B shareholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of our Class B common shares and holders of our Class A common shares present in person or represented by proxy, voting together as a single class. Holders of our Class A common shares and holders of our Class B common shares will vote together as a single class on all matters on which shareholders are generally entitled to vote, except that they will each be entitled to vote separately as a class with respect to amendments to our operating agreement that would alter or change the powers, preferences or special rights of the shares of either class so as to affect the rights of that class adversely relative to the other class. Holders of our Class A common shares and holders of our Class B common shares will not be entitled to vote as separate classes with respect to any amendments to our operating agreement that have the same effect on both such classes.

Distribution Rights

Holders of our Class B common shares will be entitled to receive distributions of the same type and at the same time as any distributions payable on our outstanding Class A common shares. The distribution ratio between our Class B common shares and our Class A common shares will be determined based on the ratio of the sale price of $             per Class B common share to the initial public offering price for our Class A common shares in this offering. Assuming our Class A common shares are sold at $             per share, which is the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus, holder of Class B common shares will be entitled to receive distributions in an amount per Class B common share equal to the amount of distributions paid on              Class A common shares.

Exchange Rights

All of our Class B common shares were issued, and in the future will be issued, only to holders of Class A units of the operating company and Class A units of the Great Park Venture, with one share issued for each unit held by such holder. If a holder of our Class B common shares (1) exchanges any of its Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the Great Park Venture) whether for cash or our Class A common shares or (2) transfers such shares to anyone other than certain permitted transferees, then such Class B common shares will automatically be converted into              Class A common shares.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of our Class B common shares and holders of our Class A common shares will be entitled to receive our remaining assets available for distribution on a pro rata basis (based on the number of Class A common shares held on an as-converted basis).

Preferred Shares

Under our operating agreement, our board of directors may from time to time establish and cause us to issue one or more classes or series of preferred shares and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of such classes or series. Accordingly, our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our Class A common shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Class A common shares, may adversely affect the voting and other rights of the holders of our Class A common shares and could have the effect of delaying, deferring or preventing a change of control or other corporate action. No preferred shares will be outstanding immediately following this offering, and we have no present plans to issue any preferred shares.

Listing on the New York Stock Exchange

We intend to apply to have our Class A common shares listed on the NYSE under the symbol “FPH.” We have not yet filed an application to have our Class A common shares approved for listing. We intend to file such application following the filing of this registration statement.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common shares is                 . The transfer agent’s address is                     .

Operating Agreement

Organization and Duration

We were formed as a Delaware limited liability company on July 21, 2009 under the name Newhall Holding Company, LLC and we will be renamed Five Point Holdings, LLC immediately prior to the consummation of this offering. The company will continue in full force and effect until dissolved in accordance with our operating agreement and the Delaware LLC Act.

Purpose

Under our operating agreement, we are permitted to engage, directly or indirectly, in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and to conduct any and all activities related to such business activity.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our shares receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares will be treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, and will be reported on Form 1099, to the extent applicable.

Our board of directors cannot revoke or change our election to be treated as a corporation for U.S. federal income tax purposes without the approval of a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class.

Agreement to be Bound by our Operating Agreement; Power of Attorney

Anyone who acquires our Class A common shares will automatically be admitted as a member of Five Point Holdings, LLC and will be bound by the terms of our operating agreement. Pursuant to our operating agreement, each shareholder and each person who acquires a Class A common share or a Class B common share from a shareholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants certain of our officers the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our operating agreement and certificate of formation.

Duties of Officers and Directors; Conflicts of Interest

Our operating agreement provides that our business and affairs will be managed under the direction of our board of directors, which has the power to appoint our officers. Our operating agreement provides that, except as otherwise provided therein, the duties and obligations owed to us and our shareholders by our officers and directors are the same as the respective duties of care and loyalty owed by the officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

Our operating agreement provides that each of our directors who is not also one of our officers or employees (along with his or her respective affiliates) will have no duty to refrain from: (1) engaging in the same or similar activities or lines of business in which we or our affiliates now engage or in which we propose to engage or (2) otherwise competing with us or our affiliates. In addition, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to such person solely in his or her capacity as our director.

In the event a potential conflict of interest exists or arises between any of our directors or their respective affiliates, on the one hand, and us or any of our subsidiaries, on the other hand, our operating agreement provides that any resolution or course of action approved or undertaken by our board of directors or the affiliates of our directors will be deemed approved by all of our shareholders, and will not constitute a breach of our operating agreement, of any agreement contemplated by our operating agreement or of any duty (including any fiduciary duty), if such resolution or course of action is (1) approved by a majority of the members of our conflicts committee, which is composed of independent directors, or complies with any rules or guidelines established by our conflicts committee with respect to categories of actions that are deemed approved by our conflicts committee, (2) approved by shareholders holding a majority of our shares whose votes may be cast in the election of our directors that are held by disinterested parties, (3) on terms no less favorable to us than those generally provided to or available from unrelated third parties or (4) fair and reasonable to us taking into account the totality of relationships of the parties involved. In addition, our operating agreement provides that all conflicts of interest described in this prospectus are deemed to have been specifically approved by all of our shareholders.

Election of Members of Our Board of Directors

Our operating agreement will provide that our board of directors will consist of no fewer than three directors or more than eleven directors, and the exact number of our directors will be fixed from time to time by our board of directors. Upon completion of this offering, we expect to have eleven directors.

Prior to or upon completion of this offering, our board of directors will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual meeting. The current terms of the Class I, Class II, and Class III directors will expire in 2017, 2018 and 2019, respectively. Each director will serve from the time of election and qualification until the third annual meeting following such election and until his or her successor is duly elected or qualified, or until his or her earlier death, resignation or removal. Any vacancy on our board of directors that results from an increase in the size of our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, provided that a quorum is present. Any other vacancy on our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum is present, or by a sole remaining director.

Removal of Members of Our Board of Directors

Our operating agreement will provide that directors may be removed only for cause by the affirmative vote of at least a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares then entitled to vote in the election of directors, voting together as a single class. The vacancy in the board of directors caused by any such removal will be filled by the affirmative vote of a majority of our directors then in office.

Limited Liability

The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act will be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from our operating agreement.

Limitations on Liability and Indemnification of Our Directors and Officers

Our operating agreement provides that our directors and officers will not be liable to us or our shareholders unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such director or officer acted in bad faith or engaged in fraud or willful misconduct.

Our operating agreement includes provisions that indemnify our directors and officers against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any of our directors or officers may be involved, or is threatened to be involved, as a party or otherwise, by reason of being or having been one of our directors or officers. However, our directors and officers shall not be indemnified if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such director or officer is seeking indemnification, the director or officer acted in bad faith or engaged in fraud or willful misconduct.

Our operating agreement also provides that expenses (including legal fees and expenses) incurred by our officers and directors in defending or otherwise participating in any indemnification claim, demand, action, suit or proceeding shall be advanced by us, prior to a final and non-appealable determination that such director and officer is not entitled to be indemnified, upon receipt by us of an undertaking by or on behalf of such director or officer to repay such amounts if it ultimately shall be determined that such director or officer is not entitled to be indemnified.

The limitation of liability and indemnification provisions in our operating agreement may discourage shareholders from bringing a lawsuit against directors and officers. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. However, these provisions will not alter the liability of directors under the federal securities laws. Your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is being sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. Except as set forth below, our board of directors may, without the approval of any of our shareholders, amend any provision of our operating agreement.

The following amendments to our operating agreement cannot be made without the approval of a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class and, to the extent that such amendment would affect the rights of a class adversely relative to the other class, by a majority of the votes entitled to be cast by holders of the class that would be adversely affected:

•	make our shareholders personally liable for our debts, obligations or liabilities;

•	modify the right for our shareholders to have business interests and engage in business activities that may directly compete with us or our subsidiaries;

•	except as otherwise provided for in our operating agreement, change the powers, preferences and rights of the holders of Class A common shares without a corresponding change in the powers, preferences and rights of the holders of Class B common shares, or vice versa;

•	change the terms by which Class B common shares convert into Class A common shares;

•	change the ratio of Class A common shares to Class B common shares as a result of any subdivision or combination of common shares;

•	modify the terms under which Class B common shares are entitled to receive distributions in connection with distributions on the Class A common shares, or vice versa, including in liquidation;

•	modify the duties of our directors and officers to us and our shareholders;

•	modify our election to be taxed as a corporation, or change the terms or procedures by which we may revoke or change that election;

•	change the terms and procedures by which we may conduct a liquidation;

•	modify the terms under which our board of directors may elect to dissolve the company;

•	modify the terms under which our operating agreement may be amended;

•	modify the terms and procedures by which certain business combination transactions may be approved or consummated, including a merger, consolidation or conversion, and sale of all or substantially all of our assets;

•	modify when holders of our Class A common shares and Class B common shares must vote as a single class;

•	change the number of votes that may be cast by each Class A common share or Class B common share; or

•	modify the provision that prohibits cumulative voting rights by holders of Class A common shares and Class B common shares.

The following amendments can only be made with the approval of holders of at least two-thirds of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class:

•	modify the size, classification, term or procedures for election of our board of directors;

•	modify the procedures by which vacancies on the board of directors are filled;

•	modify the provisions relating to resignation and removal of our directors;

•	modify the provision that prohibits our shareholders from taking action by written consent;

•	change the procedures by which a special meeting of our shareholders may be called; or

•	modify the designation of the Court of Chancery of the State of Delaware as the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or shareholders to us or our shareholders, (3) any action asserting a claim against us or any of our directors, officers, employees, agents or shareholders arising out of or relating to any provision of the Delaware LLC Act or our operating agreement or (4) any action asserting a claim against us or any of our directors, officers, employees, agents or shareholders governed by the internal affairs doctrine of the State of Delaware.

In addition, our operating agreement cannot be amended to modify any provision that provides any shareholder with the right to approve any action that would result in eliminating or reducing such approval rights without the approval of shareholders whose outstanding voting power is equal or greater than the voting requirement for such action in the provision.

Merger, Consolidation or Conversion, or Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior approval of a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class, from causing us to, among other things:

•	merge or consolidate with one or more entities;

•	convert into another entity; or

•	sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions.

However, our board of directors in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of any shareholder.

If the conditions specified in our operating agreement are satisfied, our board of directors may convert or merge us into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity that will be treated as a corporation for U.S. federal income tax purposes, in each case without any approval of our shareholders.

Our shareholders are not entitled to dissenters’ rights of appraisal under our operating agreement or the Delaware LLC Act in the event of a merger, consolidation or conversion, a sale of all or substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon:

•	the election of our board of directors to dissolve us, if approved by a majority of the total combined voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class;

•	the entry of a decree of judicial dissolution; or

•	at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business, or electronic access to them, at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting purposes, our fiscal year is the calendar year ending December 31. For tax purposes, our fiscal year end is the same as for financial reporting purposes.

Anti-Takeover Effects of Our Operating Agreement

Our operating agreement contains contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other shareholders. These provisions include the following:

•	Our operating agreement provides for a classified board. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common shares from obtaining control of our board of directors until our second annual shareholders meeting following the date the acquirer obtains the controlling interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

•	Our operating agreement provides that directors may be removed only for cause and only by the affirmative vote of at least a majority of the voting power of the issued and outstanding capital shares then entitled to vote in the election of directors, voting together as a single class. Furthermore, any vacancy on our board of directors that results from an increase in the size of our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, provided that a quorum is present. Any other vacancy on our board of directors may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum is present, or by a sole remaining director.

•	Our operating agreement provides that shareholder action may be taken only at an annual meeting or special meeting of shareholders and may not be taken by written consent.

•	Our operating agreement provides that special meetings of the shareholders may be called only upon the request of our Chairman or our President, and will be called by our Chairman or our President at the written request of (1) holders of shares entitling the holders to cast a majority of the votes entitled to be cast in the election of directors, (2) our board of directors or (3) a committee of the board of directors empowered to call shareholder meetings. Our operating agreement will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

•	Our operating agreement establishes advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a shareholder will have to comply with the advance notice requirements. Our operating agreement will allow the presiding officer at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our operating agreement authorizes us to issue additional shares without any shareholder approval. However, the listing requirements of the NYSE, which will apply whenever our Class A common shares are listed on the NYSE, require shareholder approval of certain issuances of shares equal to or exceeding 20% of the then outstanding voting power or then outstanding number of common shares. Additional shares may be utilized for a variety of corporate purposes, including future public offerings, corporate acquisitions and employee benefit plans.

Our ability to issue additional shares may enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their Class A common shares at prices higher than prevailing market prices.

•	Section 203 of the DGCL, which restricts certain business combinations involving Delaware corporations and interested stockholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement provides that Section 203 of the DGCL will be deemed to apply to us as if we were a Delaware corporation. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested shareholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the outstanding voting shares of a company. However, “interested shareholder” will not include Lennar, Castlelake or any other person that subsequently acquires their interest in a transaction approved by our board of directors.

•	Our operating agreement will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our shareholders, (3) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the Delaware LLC Act or our operating agreement or (4) any action asserting a claim against us or any of our directors, officers or employees governed by the internal affairs doctrine of the State of Delaware. In the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. Failure to enforce the foregoing provisions would cause us irreparable harm and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of and consented to the foregoing provisions.

DESCRIPTION OF THE OPERATING AGREEMENT OF THE OPERATING COMPANY

We have summarized the material terms and provisions of the Amended and Restated Limited Liability Company Agreement of the operating company, which we refer to in this section as the “limited liability company agreement.” This summary is not complete. For more detail, you should refer to the limited liability company agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Management of the Operating Company

We intend to conduct all of our business in or through the operating company. The provisions of the limited liability company agreement described below and elsewhere in this prospectus will be in effect after the completion of this offering.

The operating company is a Delaware limited liability company that was formed on July 21, 2009. We are the sole operating managing member of the operating company. A subsidiary of Lennar will be a managing member of the operating company (together with the operating managing member, the “managing members”). The Lennar subsidiary will cease to be a managing member if it no longer owns at least 10% of the outstanding Class A units or undergoes a change of control without our approval. All approvals by the managing members will require approval by a majority in interest of the managing members. Upon completion of this offering, we will own approximately         % of the outstanding units of the operating company and will thereby control any approval by the managing members.

We have agreed to convert the operating company into a limited partnership within 180 days after the completion of this offering. The sole purpose of such conversion is to effect a mere change in the legal form of the operating company, and the limited partnership agreement of the converted entity will provide the members of the operating company with substantially the same rights and obligations as are contained in the operating company’s limited liability company agreement. We anticipate that a wholly owned subsidiary of ours will be the managing general partner of the limited partnership, the managing members will become non-managing general partners of the limited partnership, and other members will become limited partners of the limited partnership. Lennar has agreed to indemnify us from and against any cost or liability arising from the conversion.

As the operating managing member of the operating company, we will exercise exclusive and complete responsibility and discretion in the operating company’s day-to-day management and control, except as described below. Prior to submitting a business plan to our board of directors, the managing members will review and consider the business plan and approve its submission and recommendation to our board of directors. In addition, at least quarterly, the managing members will meet regarding the operating company’s business and determine whether to recommend any changes to the business plan submitted to our board of directors, if any.

We can cause the operating company to enter into major transactions, including acquisitions, dispositions and refinancings, subject to certain limited exceptions.

The members of the operating company may not transact business for, or participate in the management activities or decisions of, the operating company, except for the managing members (as described below), and as provided in the limited liability company agreement and as required by applicable law. We may not be removed as the operating managing member by the members.

The members of the operating company expressly agree that the operating managing member of the operating company is acting for the benefit of the operating company, the members of the operating company and our shareholders collectively. The operating managing member is under no obligation to give priority to the separate interests of the members in deciding whether to cause the operating company to take or decline to take any actions. If there is a conflict between the interests of us or our shareholders, on the one hand, and the members of the operating company, on the other, the limited liability company agreement provides that any action or failure to act by the operating managing member that gives priority to the separate interests of our shareholders or us, and that does not result in a violation of the contractual rights of the members of the operating company under the limited liability company agreement, will not violate the duties that the operating managing member owes to the operating company and its members.

The limited liability company agreement provides that all of our business activities, including all activities pertaining to the acquisition and operation of properties, must generally be conducted through the operating company. The limited liability company agreement does permit us, under certain circumstances, to hold certain assets other than through the operating company. However, we must take commercially reasonable efforts to ensure that the economic benefits and burdens of such assets are vested in the operating company.

Interests in the Operating Company

Interests in the operating company are denominated in units of membership interest. Pursuant to the limited liability company agreement, the operating company has designated units of membership interest as Class A units or Class B units. If, at any time, any of our Class B common shares are converted into Class A common shares, in whole or in part, then an equal number of Class B units held by us will automatically be converted into a number of Class A units equal to the number of Class A common shares issued in such conversion. In addition, for purposes of determining distributions to holders of units, a holder’s percentage ownership of units will be calculated as if all outstanding Class B units were converted into Class A units at a rate of Class A units for each Class B unit.

Transferability of Interests

A member may not transfer all or any portion of its membership interest in the operating company without the operating managing member’s consent during the 12-month period following the later of such member’s acquisition of such membership interest (or Class A common units of the Great Park Venture that were exchanged for such membership interest) and the date of this offering, other than to family members or trusts for their exclusive benefit, to a charity or trust for the benefit of a charity, to other members, to entities that are controlled by any member, its family members or affiliates or to a lending institution that is not an affiliate of any member as collateral for a bona fide loan, subject to certain limitations. After the 12-month period following such member’s acquisition of its membership interest in the operating company (or Class A common units of the Great Park Venture that were exchanged for such membership interest), any transfer of such membership interest by such member, except to the parties specified above, will be subject to a right of first refusal by us. All transfers must be made only to “accredited investors,” as defined under Rule 501 of the Securities Act and are subject to other limitations and conditions set forth in the limited liability company agreement.

Members may pledge their interests in the operating company to one or more banks or lending institutions (which are not affiliates of the pledging member). The transfer of such membership interest pursuant to the lender’s or financial institution’s enforcement of its remedies under the applicable financing documents is permitted by the limited liability company agreement.

Tax Classification

The operating company is treated as a partnership for U.S. federal tax purposes and, therefore, is not liable for entity-level federal income taxes. Instead, each of the operating company’s unitholders, including us, will take into account its share of the operating company’s items of income, gain, loss and deduction in computing its federal income tax liability as if such unitholder had realized such items directly.

Amendments to the Limited Liability Company Agreement

Amendments to the limited liability company agreement may be proposed by the operating managing member or by other members holding a majority of the Class A units then held by all members (excluding the operating managing member).

Generally, the limited liability company agreement may not be amended, modified or terminated without the approval of both the operating managing member and the other members. However, the operating managing member will have the power to unilaterally make certain amendments to the limited liability company agreement without obtaining the consent of any other members as may be required to:

•	add to its obligations as the operating managing member or surrender any right or power granted to it as the operating managing member or any affiliate of it for the benefit of the members;

•	reflect the admission, substitution or withdrawal of members, the transfer of any membership interest or termination of the operating company in accordance with the terms of the limited liability company agreement;

•	reflect a change that is of an inconsequential nature or that does not adversely affect the members in any material respect, or cure any ambiguity, correct or supplement any provisions of the limited liability company agreement not inconsistent with law or with other provisions of the limited liability company agreement or make other changes concerning matters under the limited liability company agreement that will not otherwise be inconsistent with law or the limited liability company agreement;

•	satisfy any requirements, conditions or guidelines of federal or state law;

•	make certain modifications to the manner in which net income or net loss are allocated or capital accounts are adjusted, computed or maintained;

•	reflect the issuance of additional membership interests;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any additional units issued under the limited liability company agreement;

•	if the operating company is the surviving company in any Termination Transaction (as defined below under “—Change of Control and Termination Transactions”), modify certain provisions of the limited liability company agreement to provide the holders of interests in such surviving company rights that are consistent with the limited liability company agreement;

•	reflect any new partnership audit procedures, after consultation with certain non-managing members;

•	modify certain provisions of the limited liability company agreement to reflect the adoption, modification or termination of any share incentive plan; or

•	reflect any other modification as is reasonably necessary for the business or operations of the operating company or us that does not violate the restrictions on the operating managing member described below.

Subject to certain exceptions, amendments that would, among other things, modify the limited liability of a member, adversely alter a member’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights of members and qualifying assignees (except as permitted in connection with a permitted Termination Transaction)

or amend these restrictions must be approved by each member that would be adversely affected by such amendment; provided, however, that the consent of any individual member adversely affected shall not be required for any amendment or action that affects all members holding the same class or series of our units on a uniform or pro rata basis, if approved by a majority of the members of such class or series.

Restrictions on the Operating Managing Member’s Authority

The operating managing member may not take any action in contravention of an express prohibition or limitation contained in the limited liability company agreement, including:

•	taking any action that would make it impossible to carry on the ordinary business of the operating company, except as otherwise provided in the limited liability company agreement;

•	admitting any person as a member, except as otherwise provided in the limited liability company agreement;

•	performing any act that would subject a member to liability, except as otherwise provided in the limited liability company agreement or under the Delaware Limited Liability Company Act; or

•	entering into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or the operating company from performing our or its specific obligations in connection with a redemption of units as described below, or expressly prohibits or restricts the ability of a member to exercise its redemption rights in full without the written consent of such member.

In addition, without the consent of the other members, the operating managing member may not do any of the following:

•	amend, modify or terminate the limited liability company agreement, except as explicitly permitted therein;

•	voluntarily withdraw as the operating managing member, except in connection with a permitted transfer of its entire interest to an entity that will become the new operating managing member, or in connection with a permitted Termination Transaction;

•	admit any additional or successor operating managing member (other than us or one of our wholly owned subsidiaries or in connection with a permitted Termination Transaction);

•	make a general assignment for the benefit of creditors, appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the operating company;

•	institute any proceeding for bankruptcy by the operating company;

•	undertake a merger or consolidation of the operating company with or into any corporation, limited liability company, partnership or another person, or a conversion of the operating company into a corporation, partnership or another entity, other than in connection with a permitted Termination Transaction or a redomestication transaction; or

•	effect a sale, lease, exchange or other transfer of all or substantially all of the assets of the operating company in a single transaction or a series of related transactions outside the ordinary course of the operating company’s business, other than in connection with a permitted Termination Transaction or a redomestication transaction.

The following transactions are subject to approval by a majority in interest of the managing members:

•	an acquisition or disposition of assets, in a single transaction or a series of related transactions with the same person or group of persons acting in concert, for an amount in excess of 20% of the total assets of the operating company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter (the “Specified Threshold”);

•	the incurrence of indebtedness for borrowed money, in a single transaction or a series of related transactions with the same group of lenders, in an aggregate amount that exceeds the Specified Threshold;

•	an undertaking to engage in a development project other than Newhall Ranch, Great Park Neighborhoods or The San Francisco Shipyard and Candlestick Point, that will reasonably be expected to involve a total investment by the operating company in excess of the Specified Amount; or

•	a merger, consolidation, amalgamation with or into another entity (other than a redomestication transaction).

Distributions

The limited liability company agreement provides that holders of units are generally entitled to receive distributions on a pro rata basis in accordance with their percentage ownership of units (subject to the rights of the holders of any class of preferred membership interests that may be authorized and issued after this offering), including quarterly distributions reasonably estimated to provide holders with sufficient cash to cover income tax liabilities in respect of their units. However, holders of units that are members of our management team will be entitled to special quarterly tax distributions to cover their estimated personal income tax liabilities in respect of their units. Unlike the regular tax distribution (which will be calculated using the highest applicable corporate income tax rates regardless of the holders’ tax classification), the special quarterly tax distributions will be calculated using the highest federal and applicable state income tax rates applicable to individuals. All special quarterly tax distributions will be treated as advance distributions of future non-tax distributions under the limited liability company agreement and such subsequent non-tax distributions, if any, with respect to the applicable holder shall be correspondingly reduced. In addition, upon a redemption or exchange of Class A units by a holder that is a member of our management team, the amount of cash paid or the number of our Class A common shares issued, as applicable, to such holder will be adjusted to take into account any special quarterly tax distributions with respect to which no such corresponding reduction has occurred.

Upon liquidation of the operating company, after payment of, or adequate provision for, debts and obligations of the operating company, any remaining proceeds will be distributed to the holders of units in accordance with their respective positive capital account balances.

Exchange / Redemption Rights

A member or an assignee will have the right, commencing on or after the later of the date which is 12 months after its acquisition of Class A units of the operating company (or Class A units of the Great Park Venture that were exchanged for such Class A units) and the date of this offering, to require the operating company to redeem part or all of such Class A units for cash based upon the fair market value of an equivalent number of Class A common shares at the time of the redemption, determined in accordance with and subject to adjustment as provided in the limited liability company agreement. Alternatively, we may elect to acquire those Class A units in exchange for our Class A common shares. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of share splits, distributions of shares, warrants or share rights, specified extraordinary distributions and similar events. With each exchange, our percentage ownership interest in the operating company will increase.

In addition, if a member or assignee tenders for redemption Class A units with a value in excess of $25,000,000 (based on a Class A unit having a value equal to the trailing ten-day daily trading price of our Class A common shares) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then we may elect to redeem the Class A units with the proceeds from a public offering or private placement of our Class A common shares. In the event we elect this option, we may require the other members to also elect whether or not to participate. Participating members will receive on the redemption date for each Class A unit (subject to adjustment) the net proceeds per share received in the public offering but will have a limited opportunity to withdraw their Class A units from the redemption immediately prior to the pricing of the public offering.

Issuance of Units

The operating managing member of the operating company has the power to cause the operating company to issue additional units of membership interest in one or more classes or series. These additional units of membership interest may include preferred units. Generally, we may issue additional common shares, or rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase common shares, only if we cause the operating company to issue to us membership interests or rights, options, warrants or convertible or exchangeable securities of the operating company having economic rights that are substantially similar to the securities that we have issued.

Capital Contributions

The limited liability company agreement provides that the operating managing member may authorize the issuance of additional membership interests in exchange for such capital contributions, if any, as the operating managing member may approve. Under the limited liability company agreement, we are generally obligated to contribute the net proceeds we receive from any offering of our common shares as additional capital to the operating company in exchange for additional units.

The limited liability company agreement provides that we may make additional capital contributions, including contributions of properties or assets, to the operating company in exchange for additional units. If we contribute additional capital and receive additional units in exchange for the capital contribution, our percentage interest in the operating company will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of the operating company at the time of the contributions. In addition, if we contribute additional capital and receive additional units for the capital contribution, the capital accounts of the members may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the operating company or the issuance or sale of any units or other membership interests.

The operating company could issue preferred membership interests in connection with acquisitions of property or otherwise. Any such preferred membership interests would have priority over common membership interests with respect to distributions from the operating company, including the membership interests that we own.

Borrowing by the Operating Company

As the operating managing member, we may cause the operating company to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of the operating company, subject to the requirement to obtain approval of a majority in interest of the managing members. See “—Restrictions on the Operating Managing Member’s Authority.” Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of the operating company.

Operations

The limited liability company agreement provides that the operating company will assume and pay when due, or reimburse us for payment of, all costs and expenses relating to the operations of or for the benefit of the operating company.

Change of Control and Termination Transactions

Pursuant to the limited liability company agreement of the operating company, we may not engage in, or cause or permit, a Termination Transaction, unless the consent of the members is obtained or if the requirements discussed below are satisfied. A “Termination Transaction” means:

•	any transfer of all or any portion of our membership interest in the operating company, other than certain permitted transfers to affiliated entities;

•	a merger, consolidation or other combination transaction involving us or any of our wholly owned subsidiaries who are members of the operating company;

•	a sale, lease, exchange or other transfer of all or substantially all of our assets not in the ordinary course of business, whether in a single transaction or a series of related transactions;

•	a reclassification, recapitalization or change of our outstanding Class A common shares (other than as a result of a share split, share distribution or similar subdivision); or

•	the adoption of any plan of liquidation or dissolution of us.

The consent of the members (other than the operating managing member) to a Termination Transaction is not required if either:

(1)	in connection with the Termination Transaction, each holder of Class A units (other than us and our wholly owned subsidiaries) is entitled to receive the “transaction consideration,” defined as the fair market value, at the time of the Termination Transaction, of an amount of cash, securities or other property equal to the product of:

•	the number of Class A common shares into which each Class A unit is then exchangeable; and

•	the greatest amount of cash, securities or other property paid to the holder of one of our Class A common shares in consideration of such share in connection with the Termination Transaction;

provided that, if, in connection with the Termination Transaction, a purchase, tender or exchange offer is made to and accepted by the holders of a majority of the outstanding Class A common shares, the transaction consideration will refer to the fair market value of the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received Class A common shares in exchange for its Class A units immediately prior to the expiration of such purchase, tender or exchange offer and had accepted such purchase, tender or exchange offer; or

(2)	all of the following conditions are met: (a) substantially all of the assets directly or indirectly owned by the operating company prior to the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by the operating company or another limited partnership or limited liability company that is the survivor of a merger, consolidation or combination of assets with the operating company, which we refer to as the “surviving company”; (b) the surviving company is classified as a partnership for U.S. federal income tax purposes; (c) the members (other than us and our wholly owned subsidiaries) that held Class A units immediately prior to the consummation of such Termination Transaction own a percentage interest of the surviving company based on the relative fair market value of the net assets of the operating company and the other net assets of the surviving company immediately prior to the consummation of such transaction; (d) the members will have the right to redeem their interests in the surviving company at any time for cash in an amount equal to the transaction consideration; and (e) the operating managing member determines in good faith that the other rights of such members with respect to the surviving company, in the aggregate, are not materially less favorable than those of the members holding Class A units immediately prior to the consummation of such transaction.

Term

The operating company will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

The operating company is required to indemnify us, as the operating managing member, our directors, officers and employees, officers and employees of the operating company and any other persons whom the operating managing member may designate from and against any and all claims arising from or that relate to the operations of the operating company in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise unless:

•	it is established that the act or material omission of the indemnitee were committed in bad faith, constituted fraud or were the result of active or deliberate dishonesty on the part of the indemnitee;

•	the claim is brought by the indemnitee (other than to enforce the indemnitee’s rights to indemnification or advance of expenses); or

•	in a criminal proceeding, the indemnitee had reasonable cause to believe that the indemnitee’s act or omission was unlawful.

Members of the operating company, including the operating managing member, are not liable to the operating company or its members except for fraud, willful misconduct or gross negligence, and none of our or the operating managing member’s managers, members, directors, officers or agents have any duties directly to the operating company or its members, and will not be directly liable to the operating company or its members for money damages by reason of their service as such.

DESCRIPTION OF THE OPERATING AGREEMENT OF THE GREAT PARK VENTURE

We have summarized the material terms and provisions of the Third Amended and Restated Limited Liability Company Agreement of the Great Park Venture, which we refer to in this section as the “limited liability company agreement.” This summary is not complete. For more detail, you should refer to the limited liability company agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Unless otherwise indicated, in this section, all references to “units” are to units of the Great Park Venture.

Management of the Great Park Venture

The Great Park Venture is a Delaware limited liability company that was formed on January 20, 2005. The operating company is the sole manager of the Great Park Venture. The provisions of the limited liability company agreement described below and elsewhere in this prospectus will be in effect after the completion of this offering.

As the sole manager of the Great Park Venture, the operating company will exercise exclusive and complete responsibility and discretion in the Great Park Venture’s day-to-day management and control, and can cause the Great Park Venture to enter into major transactions, including acquisitions, dispositions and refinancings, in each case subject to certain approval rights of minority investors. The members of the Great Park Venture may not transact business for, or participate in the management activities or decisions of, the Great Park Venture, except as provided in the limited liability company agreement and as required by applicable law. The operating company may not be removed as manager by the members.

Interests in the Great Park Venture

Interests in the Great Park Venture are denominated in units of membership interest. Pursuant to the limited liability company agreement, the Great Park Venture has designated units of membership interest as Class A units, Class B units, Class C units or Class D units. Following the consummation of the formation transactions and this offering, the operating company will, directly or indirectly, own all of the outstanding Class B units. The contributing investors, which previously owned all of the outstanding equity interests in the Great Park Venture, will own all of the outstanding Class A units, Class C units and Class D units, but not in the same proportions.

Transfers of Interests

All transfers must be made only to “accredited investors,” as defined under Rule 501 of the Securities Act, and are subject to other limitations and conditions set forth in the limited liability company agreement. Members may pledge their membership interests in the Great Park Venture to one or more banks or lending institutions (which are not affiliates of the pledging member). The transfer of such membership interests pursuant to the lender’s or financial institution’s enforcement of its remedies under the applicable financing documents is permitted by the limited liability company agreement. Any transfer of membership interests in the Great Park Venture, other than certain permitted transfers, will be subject to a right of first offer in favor of the holders of Class B units and Class C units. If we propose to sell a number of Class B units that exceeds 50% of the aggregate number of outstanding Class A units and Class B units, then each holder of Class C units will have the right to require the proposed transferee to purchase a pro rata portion of such holder’s Class C units. If, at any time after the third anniversary of the consummation of this offering, we desire to pursue a potential sale to a third party of Class A units, Class B units and Class C units that represent at least 95% of the total equity value of the Great Park Venture, then the holders of Class C units will first have a right to purchase such units. If the holders of Class C units do not purchase all of such units, then we can compel all holders of Class A units, Class B units and Class C units to sell to a third party.

Put and Call Rights

Within 30 days after the fifth anniversary of the consummation of this offering, each holder of Class C units may cause the Great Park Venture to purchase from such holder, and the Great Park Venture may cause each holder of Class C units to sell to the Great Park Venture, all of such holder’s Class C units at a price equal to the value thereof as of the date of notice of exercise of the put right or the call right, as applicable.

Tax Classification

The Great Park Venture is treated as a partnership for U.S. federal tax purposes and, therefore, is not liable for entity-level federal income taxes. Instead, each of the Great Park Venture’s unitholders will take into account its share of the Great Park Venture’s items of income, gain, loss and deduction in computing its federal income tax liability as if such unitholder had realized such items directly.

Amendments to the Limited Liability Company Agreement

Amendments to the limited liability company agreement may be proposed by the manager. Generally, the limited liability company agreement may not be amended, modified or terminated without the approval of the manager, the members holding a majority of the Class A units, at least two members holding Class C units (or if there is only one member holding Class C units, such member), and at least four members holding Class D units. The manager will have the power to unilaterally make certain amendments to the limited liability company agreement without obtaining the consent of any other members as may be required to:

•	reflect the admission, substitution or withdrawal of members, the transfer of any membership interest or termination of the Great Park Venture in accordance with the terms of the limited liability company agreement;

•	satisfy any requirements of federal or state law;

•	make certain modifications to the manner in which net income or net loss are allocated or capital accounts are adjusted, computed or maintained;

•	reflect the issuance of additional membership interests in accordance with the limited liability company agreement; or

•	set forth or amend any designations, preferences, participation, optional or other rights, powers or duties of any additional units issued in accordance with the limited liability company agreement, subject to certain restrictions.

Amendments that would modify the limited liability of a member, adversely alter a member’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the exchange rights of members or amend these restrictions must be approved by each member that would be adversely affected by such amendment.

Restrictions on Manager’s Authority

The manager may not take any action in contravention of the limited liability company agreement, including:

•	taking any action that would make it impossible to carry on the ordinary business of the Great Park Venture, except as otherwise provided in the limited liability company agreement;

•	admitting any person as a member, except as otherwise provided in the limited liability company agreement; or

•	performing any act that would subject a member to liability, except as otherwise provided in the limited liability company agreement or under the Delaware Limited Liability Company Act.

Without the consent of holders of a majority of the Class A units and holders of all of the Class C units, the manager may not take any of the following actions:

•	amend, modify or terminate the limited liability company agreement, except as explicitly permitted therein;

•	voluntarily withdraw as manager, except in connection with a permitted transfer of its entire interest to an entity that will become the new manager;

•	admit any additional or successor manager (other than us or one of our wholly owned subsidiaries);

•	make a general assignment for the benefit of creditors, appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the Great Park Venture;

•	institute any proceeding for bankruptcy by the Great Park Venture;

•	effect a merger or consolidation of the Great Park Venture with or into any corporation, limited liability company, partnership or another person, or a conversion of the Great Park Venture into a corporation, partnership or another entity, other than in connection with a redomestication transaction;

•	sell or otherwise dispose of all or substantially all of the assets of the Great Park Venture in a single transaction or a series of related transactions prior to the third anniversary of the consummation of this offering; or

•	repurchase or redeem any units.

Without the consent of at least two members holding Class C units (or if there is only one member holding Class C units, such member), the manager may not take any of the following actions:

•	enter into, terminate, extend or amend any agreement or engage in any transaction with us, the manager or any entities controlled by us or the manager, except as specifically authorized or explicitly contemplated by the limited liability company agreement;

•	enter into any agreement or engage in any transaction with an affiliate of ours (other than any agreement or transaction with us or entities controlled by us), unless approved by a committee of our board composed solely of independent directors;

•	incur any debt that is secured by the Legacy Properties or restricts the payment of distributions on Class D units; or

•	acquire any real property with a value in excess of $5 million, subject to certain exceptions for properties related to the Great Park Neighborhoods.

Without the consent of holders of all of the Class C units, the manager may not take any of the following actions:

•	make a general assignment for the benefit of creditors, appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the Great Park Venture;

•	institute any proceeding for bankruptcy by the Great Park Venture;

•	effect a dissolution of the Great Park Venture;

•	modify the purpose of the Great Park Venture or the type of business in which it is engaged;

•	amend or modify the amended and restated development management agreement for Great Park Neighborhoods, other than inconsequential changes or changes that do not adversely affect holders of the Class C units in any material respect;

•	require any holder of Class C units (including in such holder’s capacity as a holder of Class D units) to provide credit support to the Great Park Venture or its subsidiaries;

•	cause the Great Park Venture to incur any indebtedness that restricts distributions on the Class D units, any indebtedness that is convertible, redeemable or exchangeable for equity interests in the Great Park Venture, or any indebtedness for which any member would be personally liable for the repayment of such indebtedness or that would require an affiliate of such member to provide credit support; or

•	issue any equity interests in the Great Park Venture that would adversely affect the distributions payable to holders of Class C units, subject to certain exceptions for contributions or loans by the manager.

Without the consent of at least four holders of the Class D units, the manager may not sell certain property at Great Park Neighborhoods.

Distributions

Distributions of available cash will be made to holders of units of the Great Park Venture on a quarterly basis as follows:

(1)	First, available cash will be distributed to the holders of Class D units in an amount that, on a cumulative basis, is equal to: (a) the net proceeds from sales of the Legacy Properties; and (b) 10% of any distributions made by GPV Subsidiary, excluding certain returns of capital and payments of indebtedness, subject to a cap of $100.0 million;

(2)	Second, the remaining available cash will be distributed to the holders of Class A units, Class B units and Class C units, as follows:

(a)	84.375% of such available cash will be distributed as follows:

(x)	first, to the holders of Class A units until they have received a cumulative amount per unit equal to the cumulative amount of distributions paid on a Class A unit of the operating company,

(y)	second, to the holders of Class B units until they have received a cumulative amount per unit equal to the cumulative amount of distributions paid on a Class A unit of the operating company; and

(z)	third, 1% to the holders of Class A units, and 99% to the holders of Class B units; and

(b)	15.625% of such available cash will be distributed to the holders of Class C units.

After the holders of Class D units receive all potential distributions described in clause (i) above, the holders of Class A units will be entitled to quarterly tax distributions to the extent their estimated tax liabilities in respect of their Class A units exceed distributions received from the Great Park Venture for such quarter. If any such tax distributions are paid to the holders of Class A units, the holders of Class C units will be entitled to receive a proportional distribution, equal to approximately 18.519% of the aggregate amount distributed to the holders of Class A units. All such distributions will be treated as advance distributions of amounts otherwise distributable under the limited liability company agreement.

The Great Park Venture is not required to make any distributions in excess of its available cash. In addition, the manager can defer distributions described in clauses (y) and (z) above. However, if the Great Park Venture does not have sufficient available cash to make a required tax distribution, then the Great Park Venture is required to obtain funds from either the operating company (in the form of a loan) or third parties in order to make the tax distribution. The percentages set forth in clauses (a), (b) and (z) above are subject to adjustment upon changes in the number of outstanding units.

Upon liquidation of the Great Park Venture, after payment of, or adequate provision for, debts and obligations of the Great Park Venture, any remaining proceeds will be distributed to the holders of units in accordance with the distribution priority set forth above.

Exchange Rights

A member or an assignee will have the right to require the operating company to acquire part or all of such member’s or assignee’s Class A units in exchange for an equal number of Class A units of the operating company (subject to adjustment for any unpaid distributions). If the operating company acquires, directly or indirectly, any Class A units, such units will automatically convert into an equal number of Class B units. The Class A units are intended to be substantially economically equivalent to the Class A units of the operating company.

Issuance of Units

The manager of the Great Park Venture has the power to cause the Great Park Venture to issue additional units of membership interest in one or more classes or series, subject to the consent of holders of a majority of the Class A units, holders of all of the Class C units and holders of all of the Class D units prior to (1) issuing any additional units senior to the Class C units or Class D units or that would dilute, subordinate or impair the distributions to which the holders of Class C units or Class D units would be entitled (or causing any modifications of the preferences, rights or powers of any units that would result in the foregoing), (2) issuing any additional Class C units or Class D units, or (3) issuing any units redeemable by the Great Park Venture or providing existing units with redemption rights from the Great Park Venture or its subsidiaries.

Capital Contributions

The limited liability company agreement provides that the manager may request additional capital contributions from the members, subject to certain limitations on the aggregate amount that each member is required to contribute to the Great Park Venture. Prior to January 1, 2016, capital contribution will be made only by holders of Class D units. After January 1, 2016, capital contributions will be made only by holders of Class B units and Class C units.

Borrowing by the Great Park Venture

Subject to the restrictions discussed above and set forth in the limited liability company agreement, the manager may cause the Great Park Venture to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the Great Park Venture. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of the Great Park Venture.

Term

The Great Park Venture will continue until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

The Great Park Venture is required to indemnify us, the manager, current and former members, and directors, officers and employees, officers and employees of ours, the Great Park Venture, and current or former members from and against any and all claims arising from or that relate to the operations of the Great Park Venture in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise unless:

•	it is established that the act or material omission of the indemnitee were committed in bad faith, constituted fraud or were the result of active or deliberate dishonesty on the part of the indemnitee;

•	the claim is brought by the indemnitee (other than to enforce the indemnitee’s rights to indemnification or advance of expenses); or

•	in a criminal proceeding, the indemnitee had reasonable cause to believe that the indemnitee’s act or omission was unlawful.

Members of the Great Park Venture, including the manager, are not liable to the Great Park Venture or its members except for fraud, willful misconduct or gross negligence, and none of our or the manager’s managers, members, directors, officers or agents have any duties directly to the Great Park Venture or its members, and will not be directly liable to the Great Park Venture or its members for money damages by reason of their service as such.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for our Class A common shares. Assuming that our Class A common shares are accepted for listing on the NYSE, trading of our Class A common shares on the NYSE is expected to commence immediately following the completion of this offering. We can provide no assurance as to: (1) the likelihood that an active market for our Class A common shares will develop; (2) the liquidity of any such market; (3) the ability of the shareholders to sell the shares; or (4) the price that a shareholder may obtain for any of its shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our Class A common shares (including shares issued upon the exchange of Class A units of the operating company), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common shares. See “Risk Factors—Risks Related to this Offering.”

Upon completion of this offering, we will have outstanding              Class A common shares (             Class A common shares if the underwriters exercise their over-allotment option in full). In addition, upon completion of this offering,              Class A common shares will be reserved for issuance upon exchange of Class A units of the operating company (including              Class A units of the operating company issuable upon exchange of Class A units of the Great Park Venture) and conversion of our Class B common shares, and              Class A common shares will be available for future issuance under our Incentive Award Plan (including              Class A common shares that may be issued in settlement of outstanding restricted share units).

The              Class A common shares sold in this offering (             Class A common shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. Subject to the terms of the lock-up agreements described below, and the volume and manner of sale provisions of Rule 144 under the Securities Act, additional Class A common shares will be available for sale in the public market as follows:

•	on the date of this prospectus, an additional outstanding Class A common shares (representing approximately % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering and after the completion of the formation transactions); and

•	181 days after the date of this prospectus, an additional outstanding Class A common shares.

The foregoing does not include up to                  Class A common shares that we may issue in exchange for outstanding Class A units of the operating company (including Class A units of the operating company issued in exchange for Class A units of the Great Park Venture).

Exchange / Redemption Rights

Immediately after giving effect to the formation transactions, the operating company will have an aggregate of              Class A units outstanding and the Great Park Venture will have an aggregate of              Class A units outstanding. Beginning 12 months after the completion of this offering, holders of Class A units of the operating company may exchange their units for, at our option, either Class A common shares on a one-for-one basis (subject to adjustment for share splits and similar events) or cash in an amount equal to the market value of such shares at the time of exchange. Holders of Class A units of the Great Park Venture may exchange their units for Class A units of the operating company on a one-for-one basis (with no holding period), subject to certain exceptions. The 12 month holding period for any Class A units of the operating company issued in exchange for Class A units of the Great Park Venture will be calculated by including the period that such Class A units of the Great Park Venture were owned.

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell our shares that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for 90 days preceding such sale. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is an affiliate of ours (or has been an affiliate of ours at any time within the 90 days prior to the sale) who has beneficially owned our common shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding common shares, which will equal approximately common shares immediately after the completion of this offering ( common shares if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of our shares on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 of their intention to make such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to prescribed requirements relating to the manner of sale, notice and the availability of current public information about us.

Lock-Up Agreements

We and our executive officers, directors, director nominees, the contributing investors and certain of our existing shareholders (representing, in the aggregate, approximately         % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering and after the completion of the formation transactions) have agreed with the underwriters that we and they will not, directly or indirectly, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of, file a registration statement with the SEC with respect to, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Class A common shares or any securities convertible into or exchangeable for our Class A common shares (including Class A units of the operating company and Class A units of the Great Park Venture), or publicly announce an intention to effect any such transaction, until 180 days after the date of this prospectus, subject to certain limited exceptions. See “Underwriting” for a more complete description of the lock-up agreements.

Registration Rights

In connection with the formation transactions, we will enter into a registration rights agreement with certain holders of our Class A common shares, Class A units of the operating company or Class A units of the Great Park Venture. We expect an aggregate of              Class A common shares, including              Class A common shares issuable upon exchange of Class A units of the operating company and Class A units of the Great Park Venture (such shares, the “registrable securities”), to be subject to the registration rights agreement.

Demand and Piggyback Registration Rights

Beginning six months and ending nine months after the completion of this offering, upon the request of holders of registrable securities with a market value of at least $50 million, we have agreed to (1) register the sale of the Class A common shares covered by the request and (2) register and sell, on our own behalf, Class A common shares, the proceeds of which will be used to purchase Class A units of the operating company or Class A units of the Great Park Venture covered by the registration request. In addition, in connection with any such registration request, we have also agreed to notify other holders of registrable securities and register additional Class A common shares if so requested by such holders. We are only required to effect one (1) registration statement in accordance with the foregoing procedures.

Form S-3 Registration Rights

Prior to the earlier of (1) 14 days after we become eligible to file a registration statement on Form S-3 and (2) 14 months after this offering, we have agreed to register with the SEC the resale of Class A common shares held by certain of our existing shareholders and the Class A common shares that we may issue in exchange for Class A units of the operating company or Class A units of the Great Park Venture. Following the effectiveness of the Form S-3 registration statement, we will be required to use our reasonable efforts to keep the Form S-3 registration statement (or a successor registration statement) effective until there are no longer any registrable securities other than Class A common shares that can be sold under Rule 144 without any limitation as to volume or manner of sale under Rule 144.

Form S-8 Registration Statement

Following completion of this offering, we intend to file with the SEC a registration statement on Form S-8 covering the Class A common shares issuable under the Incentive Award Plan. The registration statement on Form S-8 will become effective automatically upon filing. Our Class A common shares issued under this registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income and, in the case of a non-U.S. holder, estate tax consequences generally applicable to the purchase, ownership and disposition of our Class A common shares by an investor that acquires our Class A common shares for cash pursuant to this offering and that holds such shares as capital assets (generally, for investment). This summary is based upon the code, existing and proposed U.S. Treasury regulations, IRS rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, nor does it address the Medicare tax on net investment income, the alternative minimum tax or, except as provided below, any aspects of U.S. federal estate and gift, state, local or non-U.S. taxes. This discussion does not address holders subject to special tax treatment under the U.S. federal income tax laws (including banks, insurance companies and other financial institutions, tax-exempt organizations, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, dealers in securities or currency, persons who hold our Class A common shares as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, U.S. holders who have a functional currency other than the U.S. dollar, controlled foreign corporations, passive foreign investment companies, or companies that accumulate earnings to avoid U.S. federal income tax, former U.S. citizens or residents and persons who have acquired our Class A common shares as compensation) or otherwise in connection with the performance of services).

If a partnership or other pass-through entity holds our Class A common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Partnerships or other pass-through entities that hold our Class A common shares and partners or members in these partnerships or other entities should consult their tax advisors regarding the U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common shares.

The discussion included herein is only a summary. Accordingly, each prospective investor should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common shares.

Corporate Status

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, an owner of our shares will not report our items of income, gain, loss and deduction on its U.S. federal income tax return, nor will an owner of our shares receive a Schedule K-1. Our shareholders also will not be subject to state income tax filings in the various states in which we conduct operations as a result of owning our shares. Distributions on our shares will be treated as dividends on corporate stock for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, and will be reported on Form 1099, to the extent applicable.

U.S. Holders

For purposes of this discussion, a U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not an entity classified as a partnership and is either:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Distribution Policy,” we do not anticipate paying cash distributions on our Class A common shares. If, however, we make distributions of cash or property on our Class A common shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Under current law, distributions constituting dividend income received by an individual in respect of our Class A common shares are generally subject to tax at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income, provided certain holding period requirements are satisfied. Distributions on our Class A common shares constituting dividend income paid to U.S. holders that are U.S. corporations will generally qualify for the dividends received deduction, subject to various limitations. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a U.S. holder’s adjusted tax basis in its Class A common shares, but not below zero. Any excess will be treated as gain from the sale of stock and will be treated as described under the section titled “Dispositions” below.

Dispositions

A U.S. holder generally will recognize capital gain or loss on a sale, exchange, certain redemptions or other taxable disposition of our Class A common shares equal to the difference, if any, between the amount realized upon the disposition of such Class A common shares and the U.S. holder’s adjusted tax basis in those shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares disposed of exceeds one year at the time of disposition. Long-term capital gains of non-corporate taxpayers are generally subject to tax at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Non-U.S. Holders

The discussion in this section is addressed to holders of our Class A common shares that are “non-U.S. holders.” You are a non-U.S. holder if you are a beneficial owner of our Class A common shares and not a U.S. holder for U.S. federal income tax purposes.

Distributions

Generally, a distribution treated as a dividend will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). To the extent a distribution exceeds our current and accumulated earnings and profits, such distribution will reduce the non-U.S. holder’s adjusted tax basis in its Class A common shares (but not below zero). Any excess will be treated as gain from the sale of stock and will be treated as described under the section titled “Dispositions” below. Generally, a non-U.S. holder must certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable, in order to obtain the benefit of such right. If, however, the non-U.S. holder provides an IRS Form W-8ECI, certifying that the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, the dividend will not be subject to withholding. Instead, such dividends are subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable U.S. income tax treaty.

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our Class A common shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the tax year of the disposition and meets certain other conditions; or

•	we are or have been a “U.S. real property holding corporation” under Section 897 of the Code during the applicable statutory period and the non-U.S. holder’s shares in us represent a “U.S. real property interest” under the Foreign Investment in Real Property Tax Act.

We expect to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or have been a U.S. real property holding corporation, a non-U.S. holder (without the connections to the United States described in the preceding paragraph) will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our Class A common shares, provided that the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our Class A common shares, and our Class A common shares continue to be regularly traded on an established securities market for U.S. federal income tax purposes. If we are or have been a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common shares as well as to withholding tax, generally at a rate of 10% on the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder’s U.S. federal income tax liability.

U.S. Federal Estate Taxes

Our Class A common shares owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Withholding Rules Pursuant to the Foreign Account Tax Compliance Act

Foreign Account Tax Compliance Act. Pursuant to the Foreign Account Tax Compliance Act (commonly known as “FATCA”) withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our Class A common shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons, that institution complies with the terms of an intergovernmental agreement between the jurisdiction of which the institution is a tax resident and the United States, or an exception applies. Accordingly, the entity through which Class A common shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Class A common shares held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us (or another applicable withholding agent) that such entity does not have any “substantial U.S. owners” or (2) provides certain information regarding the entity’s

“substantial U.S. owners,” which we (or another applicable withholding agent) will in turn provide to the U.S. Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of these rules on their investment in Class A common shares.

Information Reporting and Backup Withholding

You generally will be required to comply with certain certification procedures to establish that you are not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of Class A common shares. In addition, we are required to annually report to the IRS and you the amount of any distributions paid to you, regardless of whether we actually withheld any tax. Copies of the information returns reporting such distributions and the amount withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of Class A common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase our Class A common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Class A common shares we are offering (other than those covered by the underwriters’ over-allotment option described below) if they purchase any of the Class A common shares.

Our Class A common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A common shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the Class A common shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Class A common shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional Class A common shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional Class A common shares approximately proportionate to that underwriter’s initial purchase commitment. Any Class A common shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A common shares that are the subject of this offering.

We, our executive officers, directors, director nominees, contributing investors and certain of our existing shareholders (representing, in the aggregate, approximately      % of our outstanding Class A common shares, on a fully diluted basis, immediately prior to this offering and after the completion of the formation transactions) have agreed with the underwriters that we and they will not, directly or indirectly, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Class A common shares or any securities convertible into or exchangeable for our Class A common shares (including Class A units of the operating company and Class A units of the Great Park Venture), or publicly announce an intention to effect any such transaction, until 180 days after the date of this prospectus, subject to certain limited exceptions. This lock-up provision applies to securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our Class A common shares. Consequently, the initial public offering price for our Class A common shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which our Class A common shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our Class A common shares listed on the NYSE under the symbol “FPH.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $            . Included in this amount are costs and expenses of the underwriters that we have agreed to pay related to the review by FINRA of the offering of our Class A common shares, including filing fees and the reasonable fees and expenses of counsel for the underwriters relating to such review (such fees and expenses of counsel in an amount not to exceed $             ).

In connection with the offering, the underwriters may purchase and sell our Class A common shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the underwriters’ over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares. They may also cause the price of our Class A common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

•	In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of the common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

Certain legal matters, including the validity of the Class A common shares offered hereby, will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Proskauer Rose LLP.

EXPERTS

The consolidated financial statements of Newhall Holding Company, LLC and Subsidiaries as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014, included in this prospectus, and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The Shipyard Communities, LLC and Subsidiaries as of December 31, 2014 and 2013, for the year ended December 31, 2014 and for the period from May 23, 2013 (date of formation) to December 31, 2013; the consolidated financial statements of Heritage Fields LLC and Subsidiaries as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014; and the combined consolidated financial statements of Five Point Communities, LP and Subsidiary and Five Point Communities Management, Inc. as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014; all included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data included in this prospectus, and in particular in the sections entitled “Prospectus Summary” and “Business and Properties,” is derived from market information prepared for us by JBREC, a nationally recognized independent research provider and consulting firm, and is included in this prospectus in reliance on JBREC’s authority as an expert in such matters. We have paid JBREC a fee of $47,800 for its services, plus an amount charged at an hourly rate for additional information we may require from JBREC from time to time in connection with its services.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC for the Class A common shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements in this prospectus about the contents of our contracts, agreements or other documents are not necessarily complete and, where that contract, agreement or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the statement relates. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement and the exhibits that were filed with the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Page
Newhall Holding Company, LLC and Subsidiaries
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-4
Consolidated Statements of Income for the years ended December 31, 2014 and 2013	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2013	F-6
Consolidated Statements of Capital for the years ended December 31, 2014 and 2013	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013	F-8
Notes to the Consolidated Financial Statements	F-9
Schedule III—Real Estate and Accumulated Depreciation	F-32
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014	F-33
Condensed Consolidated Statements of Income for the nine months ended September 30, 2015 and 2014	F-34
Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2015 and 2014	F-35
Condensed Consolidated Statements of Capital for the nine months ended September 30, 2015 and 2014	F-36
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2015 and 2014	F-37
Notes to the Condensed Consolidated Financial Statements	F-38
The Shipyard Communities, LLC and Subsidiaries
Audited Consolidated Financial Statements
Independent Auditors’ Report	F-54
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-55
Consolidated Statements of Operations for the year ended December 31, 2014 and the period from May 23, 2013 (date of formation) to December 31, 2013	F-56
Consolidated Statements of Members’ Capital for the year ended December 31, 2014 and the period from May 23, 2013 (date of formation) to December 31, 2013	F-57
Consolidated Statements of Cash Flows for the year ended December 31, 2014 and the period from May 23, 2013 (date of formation) to December 31, 2013	F-58
Notes to the Consolidated Financial Statements	F-59
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014	F-69
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2015 and 2014	F-70
Condensed Consolidated Statements of Members’ Capital for the nine months ended September 30, 2015 and 2014	F-71
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2015 and 2014	F-72
Notes to the Condensed Consolidated Financial Statements	F-73
Heritage Fields LLC and Subsidiaries
Audited Consolidated Financial Statements
Independent Auditors’ Report	F-82
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-83
Consolidated Statements of Income for the years ended December 31, 2014 and 2013	F-84
Consolidated Statements of Members’ Capital for the years ended December 31, 2014 and 2013	F-85
Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013	F-86
Notes to the Consolidated Financial Statements	F-87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Newhall Holding Company, LLC

Valencia, California

We have audited the accompanying consolidated balance sheets of Newhall Holding Company, LLC and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, capital, and cash flows for each of the two years in the period ended December 31, 2014. Our audits also included the financial statement schedule – Schedule III Real Estate and Accumulated Depreciation. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Newhall Holding Company, LLC and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Los Angeles, California

July 2, 2015

(December 18, 2015 as to the disclosure of the legal proceedings under the heading “Contingencies,” the segment information in Note 15, and the Agreement in Note 16)

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands, except units)

	2014	2013
ASSETS

CASH AND CASH EQUIVALENTS	$152,221	$166,780

RESTRICTED CASH AND CERTIFICATES OF DEPOSIT	3,995	6,225

INVESTMENTS	30,575	42,110

INVENTORIES	219,934	195,552

PROPERTIES AND EQUIPMENT—Net	33,648	33,860

RECEIVABLE FROM RELATED PARTY	4,690	6,545

RECEIVABLES AND OTHER ASSETS	29,112	20,186

TOTAL	$474,175	$471,258

LIABILITIES AND CAPITAL

LIABILITIES:
Accounts payable and other liabilities	$113,378	$137,697
Payable to related party	—	5,254
Deferred income tax liability, net	8,466	—

Total liabilities	121,844	142,951

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

CAPITAL:
Class A units; authorized: 2014 and 2013 - 312,833,634 units
Issued and outstanding: 2014 and 2013 - 231,630,000 units	266,172	249,676
Class B units; authorized, issued, and outstanding: 2014 and 2013 - 81,203,634 units	—	—
Accumulated other comprehensive loss	(2,728)	(1,822)

Total members’ capital	263,444	247,854
Noncontrolling interests	88,887	80,453

Total capital	352,331	328,307

TOTAL	$474,175	$471,258

See notes to consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands, except units and per unit data)

	2014	2013

REVENUES:
Land sales	$30,137	$64,904
Land sales—related party	34,534	12,657
Operating properties	13,682	11,950

Total revenues	78,353	89,511

COSTS AND EXPENSES:
Land sales	7,529	9,143
Operating properties	9,470	9,513
Selling, general, and administrative	21,827	22,577
Management fees—related party	4,858	5,848

Total costs and expenses	43,684	47,081

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION	34,669	42,430

INCOME TAX PROVISION	9,173	—

INCOME FROM CONTINUING OPERATIONS	25,496	42,430

DISCONTINUED OPERATIONS—Gain on disposal of Valencia Water Company—net of tax	—	603

NET INCOME	25,496	43,033

LESS NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	9,000	9,820

NET INCOME ATTRIBUTABLE TO THE COMPANY	$16,496	$33,213

INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE COMPANY PER CLASS A UNIT
Basic and diluted	$0.07	$0.14

NET INCOME ATTRIBUTABLE TO THE COMPANY PER CLASS A UNIT
Basic and diluted	$0.07	$0.14

WEIGHTED AVERAGE CLASS A UNITS OUTSTANDING
Basic and diluted	231,630,000	231,096,682

See notes to consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands)

	2014	2013

NET INCOME	$25,496	$43,033

OTHER COMPREHENSIVE (LOSS) INCOME:
Net actuarial (loss) gain on defined benefit pension plan	(2,194)	2,201
Reclassification of actuarial loss on defined benefit pension plan included in net income	15	123

Other comprehensive (loss) income before taxes	(2,179)	2,324

INCOME TAX BENEFIT RELATED TO OTHER COMPREHENSIVE (LOSS) INCOME	707	—

OTHER COMPREHENSIVE (LOSS) INCOME—Net of tax	(1,472)	2,324

COMPREHENSIVE INCOME	24,024	45,357

LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	8,434	10,313

COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$15,590	$35,044

See notes to consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands, except units)

	Newhall Holding Company, LLC
	Class A Units	Class B Units	Members’ Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total

BALANCE—January 1, 2013	229,392,517	80,399,791	$214,599	$(3,653)	$68,771	$279,717

Vesting of subsidiary award units to noncontrolling interests (Note 9)	—	—	—	—	1,147	1,147

Contributions	2,237,483	803,843	1,864	—	222	2,086

Net income	—	—	33,213	—	9,820	43,033

Other comprehensive income—net of tax of $0—actuarial gain on pension plan	—	—	—	1,831	493	2,324

BALANCE—December 31, 2013	231,630,000	81,203,634	249,676	(1,822)	80,453	328,307

Net income	—	—	16,496	—	9,000	25,496

Other comprehensive loss—net of tax benefit of $707—actuarial loss on pension plan	—	—	—	(906)	(566)	(1,472)

BALANCE—December 31, 2014	231,630,000	81,203,634	$266,172	$(2,728)	$88,887	$352,331

See notes to consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,496	$43,033
Income from discontinued operations	—	(603)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred income taxes	9,173	—
Management fee expense—unit vesting	—	1,147
Depreciation and amortization	714	592
Changes in operating assets and liabilities:
Inventories	(24,382)	(14,144)
Receivable from related party and receivables and other assets	(6,895)	3,901
Accounts payable and other liabilities and payable to related party	(28,857)	20,999

Net cash (used in) provided by operating activities	(24,751)	54,925

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash and certificates of deposit	2,230	347
Proceeds from the maturity of investments	48,578	27,500
Purchase of investments	(37,500)	(60,137)
Purchase of properties and equipment	(616)	(312)

Net cash provided by (used in) investing activities	12,692	(32,602)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payment on promissory note	(2,500)	—
Capital contributions	—	2,086

Net cash (used in) provided by financing activities	(2,500)	2,086

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,559)	24,409

CASH AND CASH EQUIVALENTS—Beginning of year	166,780	142,371

CASH AND CASH EQUIVALENTS—End of year	$152,221	$166,780

See notes to consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	ORGANIZATION

Newhall Holding Company, LLC (the “Company”) was formed as a Delaware limited liability company on July 21, 2009. In exchange for the initial capital raised by the Company, Class A units were issued to its members. The Company immediately thereafter used this capital to acquire units of Newhall Intermediary Holding Company, LLC (“Intermediary”). Intermediary, in turn, used the Company’s invested capital along with its own capital to acquire units of Newhall Land Development, LLC (“Newhall”). The Company’s units are designated as either “Class A” or “Class B” units. Class A units have economic rights in the capital of the Company, while Class B units do not. Class B units were issued to certain direct holders of units, excluding the Company, in Intermediary and Newhall, and are reflected in noncontrolling interests. While Class B units do not have economic rights in the Company, they do have certain voting rights. Members holding Class B units have the right to acquire Class A units from the Company in exchange for Intermediary units or Newhall units and the cancellation of the corresponding Class B units (“Exchange Transactions”). As of both December 31, 2014 and 2013, there were 231,630,000 Class A units and 81,203,634 Class B units issued and outstanding. As of both December 31, 2014 and 2013, there were 81,203,634 Class A units, authorized but unissued, reserved for the purpose of effecting Exchange Transactions.

As further defined in its operating agreement, the Company is managed by a board of seven managers (the “Board”). The Board consists of members holding both Class A and Class B units. Without the vote or approval of the members, the Board is given the authority to make all of the decisions and take all actions for, and on behalf of the Company. In addition, the Company also acts as manager for Intermediary and Newhall; and as defined in their respective operating agreements, the Board is given the authority to make all decisions and take all actions for, and on their behalf, without the vote or approval of their members.

The Company is organized to perform either directly or indirectly through one or more entities such activities as the acquisition; development; and disposition of real estate, agriculture and energy operations, and ownership and operation of a golf club. As of December 31, 2014 and 2013, the Company’s real estate-owning subsidiaries are:

•	LandSource Holding Company, LLC

•	The Newhall Land and Farming Company (A California limited partnership) (“NLF”)

•	Stevenson Ranch Venture, LLC

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and all of its controlled direct and indirect subsidiaries’ accounts. All intercompany transactions and balances have been eliminated in consolidation.

As discussed in Note 1, the Company has a majority, but not total ownership interest in its direct and indirect subsidiaries. Accordingly and as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation, the Company has reported the consolidated net income or loss and comprehensive income or loss attributable to these noncontrolling interests separately on the face of its consolidated statements of income and consolidated statements of comprehensive income and separately as a component of consolidated capital in its consolidated balance sheets.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk—As of December 31, 2014, the Company’s inventories, which represent real estate properties for development, are all located in California with the majority located in southern California. The Company is subject to risks incidental to the ownership, development, and operation of commercial and residential real estate. These include, among others, the risks normally associated with changes in the general economic climate in the communities in which the Company operates, trends in the real estate industry, availability of land for development, changes in tax laws, interest rate levels, availability of financing, and potential liability under environmental and other laws.

The Company’s credit risk relates primarily to cash, cash equivalents, restricted cash and certificates of deposit, and investments. Cash accounts at each institution are currently insured by the Federal Deposit Insurance Corporation up to $250,000 in the aggregate. At various times during the years ended December 31, 2014 and 2013, the Company maintained cash account balances in excess of insured amounts. The Company has not experienced any losses to date on its cash, cash equivalents, restricted cash and certificates of deposit, and investments. The Company’s risk management policies define parameters of acceptable market risk and limit exposure to credit risk.

Revenue Recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectibility of any receivables is reasonably assured. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total costs include direct costs to complete development on the sold property in addition to indirect costs and certain cost reimbursement for infrastructure and amenities that benefit the entire project. Significant assumptions used to estimate total costs include engineering and construction estimates for such inputs as unit quantities, unit costs, labor costs, and development timelines. Reimbursements received by the Company are predominately funded from Community Facilities District (“CFD”) bond issuances. The estimate of proceeds available from bond issuances are impacted by home sale absorption and pricing within the CFD area and market demand for such bonds. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

Residential homesite sale agreements can contain a provision, whereby the Company would receive from builders a portion of the overall profitability of the homebuilding project after the builder has received an agreed-upon return (“profit participation”). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues and has no financial obligation to the builder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected or is reasonably assured of collection. The Company defers revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and any such amounts are included in land sales in the consolidated statements of income. For the year ended December 31, 2014, the Company recognized $1.1 million in profit participation revenue. No profit participation was recognized for the year ended December 31, 2013.

Included in operating properties revenues and operating properties costs and expenses in the consolidated statements of income are revenues for the Company’s agriculture and energy operations and its golf club operation, Tournament Players Club at Valencia Golf Course.

Impairment of Assets—Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in land development costs, significant decreases in the pace and pricing of home sales within the Company’s communities and surrounding areas and political and societal events that may negatively affect the local economy. For operating properties, impairment indicators may include significant increases in operating costs, decreased utilization, and continued net operating losses (“NOLs”). If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value. The Company generally estimates the fair value of its long-lived assets using a discounted cash flow model or through appraisals of the underlying property or a combination thereof.

The Company’s projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs, and other factors. For operating properties, the Company’s projected cash flows also include estimates and assumptions about the use and eventual disposition of such properties, including utilization, capital expenditures, operating expenses, and the amount of proceeds to be realized upon eventual disposition of such properties.

In determining these estimates and assumptions, the Company utilizes historical trends from past development projects of the Company in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics and unemployment rates.

Using all available information, the Company calculates its best estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the asset’s projected life and development stage.

No long-lived asset impairment losses were recognized during the years ended December 31, 2014 and 2013.

Cash and Cash Equivalents—Included in cash and cash equivalents are short-term investments that have original maturity dates of three months or less. The carrying amount approximates fair value due to the short-term nature of these investments.

Restricted Cash and Certificates of Deposit—Restricted cash and certificates of deposit consist of cash, cash equivalents, and certificates of deposit held as collateral on open letters of credit related to development obligations or because of other legal obligations of the Company that require the restriction.

Investments—Investments consist of fixed-income corporate debt securities, invested in the financial sector, and certificates of deposit, with original maturity dates greater than three months. As fixed-income and certificates of deposit securities are purchased with the intent and ability to hold to maturity, they are classified as “held to maturity” and are carried at cost or amortized cost. At December 31, 2014, all fixed-income and certificates of deposit investments, with a total carrying value of $30.6 million, mature in one year or less from the consolidated balance sheet date. At December 31, 2013, fixed-income and certificates of deposit investments, with a total carrying value of $31.3 million, matured in one year or less from the consolidated balance sheet date and $5.8 million matured between one and two years from the consolidated balance sheet date.

Inventories—Inventories include primarily land held for development and sale. Inventories are stated at cost, less reimbursements, unless the inventory within a community is determined to be impaired, in which case the impaired inventory would be written down to fair market value. Capitalized inventory costs include land, land development, real estate taxes, and interest related to development and construction. Land development costs can be further broken down to costs incurred to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewer, roads, and bridges; and site costs, such as grading and amenities, to bring the land to a finished state. Project litigation costs are charged to expense when incurred. Costs that cannot be clearly associated with the acquisition, development, and construction of a real estate project and selling expenses are expensed as incurred. Certain public infrastructure project costs incurred by the Company are eligible for reimbursement, typically, from the proceeds of CFD bond debt.

A portion of capitalized inventory costs is allocated to individual parcels within a project using the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales prices of the project such that each parcel to be sold reflects the same gross profit margin. Since this method requires the Company to estimate the expected sales price for the entire project, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Interest and Real Estate Taxes—Interest and real estate taxes attributable to land and properties are capitalized while they are being actively developed. Interest related to land, including interest costs relieved from inventories, is included in cost of land sold.

Selling, general, and administrative expenses reported in the accompanying consolidated statements of income for the years ended December 31, 2014 and 2013, include $1.7 million and $2.9 million in real estate taxes, respectively. Additionally, the Company incurred $1.8 million and $1.3 million in real estate taxes that were capitalized to inventories for the years ended December 31, 2014 and 2013, respectively.

Properties and Equipment—Properties and equipment mostly relate to the Company’s operating properties’ businesses and are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. At the time properties and equipment are disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to earnings. The estimated useful life for land improvements and buildings is primarily 10 to 40 years; for furniture, fixtures, and equipment is two to 15 years.

Receivables—The Company evaluates the carrying value of land operation receivables, CFD receivables, and builder school fee receivables, which are included in receivables and other assets in the consolidated balance sheets, at each reporting date to determine the need for an allowance for doubtful accounts. As of December 31, 2014 and 2013, there was no allowance for doubtful accounts receivable.

Fair Value Measurements—The Company follows guidance for fair value measurements and disclosures that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly

Level 3—Significant inputs to the valuation model are unobservable

In instances where the determination of the fair value measurements is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts of the Company’s cash and cash equivalents, restricted cash and certificates of deposit, investments, receivables, accounts payable and other liabilities approximate the fair value due to their short-term nature, while the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions.

Income Taxes—The Company has elected to be treated as a corporation for U.S. federal, state, and local tax purposes. The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax-planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse effect or beneficial effect on the Company’s income tax provision and net income or loss in the period the determination is made. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Earnings per Unit—Basic earnings per Class A unit is computed by dividing net earnings attributable to the Company by the weighted average number of Class A units outstanding for the period. Diluted earnings per Class A unit reflects the potential dilution that could occur if Class B members acquire Class A units from the Company in exchange for Intermediary units or Newhall units and the canellation of the corresponding Class B units.

Recent Accounting Pronouncements— In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation to raise the threshold for disposals to qualify as discontinued operations and requires additional disclosures about disposal transactions. Under ASU No. 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component or group of components either (i) has been disposed of or (ii) is classified as held for sale. In addition, ASU No. 2014-08 requires additional disclosures about both (i) a disposal transaction that meets the definition of a discontinued operation and (ii) an individually significant component of an entity that is disposed of or held for sale that does not qualify for discontinued operations presentation in the financial statements. ASU No. 2014-08 is effective prospectively for interim and annual reporting periods beginning after December 15, 2014, with early adoption permitted. The Company early adopted ASU No. 2014-08 in January 2014, which did not have an impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. The Company expects to adopt ASU No. 2014-09 on January 1, 2017. The application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any. On April 29, 2015, the FASB issued a proposed ASU to defer the effective date for one year, which may consequently impact the Company’s date of adoption if the ASU is issued as proposed.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in auditing standards generally accepted in the United States of America. Specifically, the amendments in this ASU (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) when substantial doubt is not alleviated, a direct statement as such and other disclosures are required, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard on January 1, 2017, will have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Presentation of Comprehensive Income: Reclassifications Out of Accumulated Other Comprehensive Income (AOCI). ASU No. 2013-02 adds new disclosure requirements for items reclassified from AOCI, but does not amend any existing requirements for reporting net income or other comprehensive income in the financial statements. Under ASU No. 2013-02, entities must disclose additional information about reclassification adjustments, including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. This guidance was effective for the Company beginning January 1, 2013, and did not have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2016. The adoption of ASU No. 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 requires retrospective adoption and is effective for the Company for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the impact ASU No. 2015-07 will have on its consolidated financial statements.

3.	REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

On June 8, 2008, Newhall, previously named LandSource Communities Development, LLC, and 20 then-existing subsidiaries (collectively, the “Debtors”) filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code (the “Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). Certain subsidiaries of LandSource Communities Development, LLC were not debtors in the bankruptcy proceeding (collectively with the Debtors, “Consolidated LandSource”). The Debtors remained in possession of their assets and properties as debtors in possession under the jurisdiction of the Bankruptcy Court and in accordance with the provisions of the Code.

On July 20, 2009, the Debtors’ plan of reorganization was confirmed and became effective on July 31, 2009 (the “Effective Date”). Individual cases of the Debtors were closed as the provisions of the plan of reorganization were implemented and any pending claims were resolved. On July 29, 2013, a final decree was entered by the Bankruptcy Court closing the then remaining two open cases.

On the Effective Date, the Company adopted the fresh-start reporting provisions of ASC Topic 852, Reorganizations. The Company’s emergence from Chapter 11 resulted in a new reporting entity with no capital or accumulated deficit of Consolidated LandSource.

Fresh-start reporting reflects the equity value of the Company as determined in the confirmed plan of reorganization. Under fresh-start reporting, the Company’s assets and liability values are remeasured using fair value and are allocated in conformity with ASC Topic 805-10, Business Combinations.

4.	DISCONTINUED OPERATIONS

On December 12, 2012, the Company’s NLF subsidiary entered into an eminent domain settlement agreement with Castaic Lake Water Agency, a public agency duly organized and existing under the virtue of laws of the State of California (the “Agency”), to resolve a condemnation action filed by the Agency against NLF, the sole shareholder of Valencia Water Company. Per the settlement agreement, the Company agreed to sell and transfer all of the issued and outstanding common stock of Valencia Water Company to the Agency for $73.8 million. The common stock sale closed on December 21, 2012. After taking into account certain defined adjustments to the purchase price, such as Valencia Water Company’s $24.0 million of senior notes payable, net cash proceeds received by the Company were $51.2 million. The Company recorded an additional gain of $0.6 million for the year ended December 31, 2013, related to a change of estimate on the 2012 disposal of Valencia Water Company and has reported the amount as a component of discontinued operations in its consolidated statement of income for the year ended December 31, 2013 (see Note 10).

5.	PROPERTIES AND EQUIPMENT

Properties and equipment as of December 31, 2014 and 2013, consisted of the following (in thousands):

	2014	2013

Agriculture properties	$29,113	$28,915
Club properties	5,256	4,875
Other	3,201	3,164

Total properties and equipment	37,570	36,954

Accumulated depreciation	(3,922)	(3,094)

Properties and equipment—net	$33,648	$33,860

6.	RECEIVABLES AND OTHER ASSETS

Receivables and other assets as of December 31, 2014 and 2013, consisted of the following (in thousands):

	2014	2013

Trade receivables of operating properties	$512	$462
Land operations, CFD and other receivables	20,631	934
Prepaid expenses and fees	1,270	2,149
Builder school fee receivable from third parties	3,892	13,805
Deposits—infrastructure projects	763	835
Pension assets	849	1,130
Other	1,195	871

	$29,112	$20,186

7.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of December 31, 2014 and 2013, consisted of the following (in thousands):

	2014	2013

Accounts payable	$2,631	$1,721
Other liabilities:
Project accruals	3,844	3,667
General development obligations	57,505	57,889
Developer school obligations (Note 9)	1,562	22,971
Deferred revenue on land sales	16,997	23,517
Deferred price and profit participation	1,835	466
Club membership liabilities	6,375	6,416
Pension liabilities	6,485	6,025
Environmental remediation - energy operations	3,236	3,012
Warranty accrual	2,410	2,424
Other	10,498	9,589

Total accounts payable and other liabilities	$113,378	$137,697

Included in accounts payable and other liabilities in the Company’s consolidated balance sheets (within general development obligations in the table above) is a liability for $7.6 million and $9.1 million, respectively, secured by certain real estate assets of the Company with a carrying value of approximately $21.7 million and $19.7 million, at December 31, 2014 and 2013, respectively. The liability represents an April 2011 third party dispute settlement; the terms of which include the Company issuing a $12.5 million non-interest-bearing promissory note with remaining principal paydowns of $5.0 million due April 2016 and $5.0 million due April 2018. The Company made a principal payment of $2.5 million in April 2014. The Company recorded a discount on the face value of the promissory note at an imputed interest rate of approximately 12.8%. Amortization expense of this discount is capitalized to the Company’s inventory each period. During both the years ended December 31, 2014 and 2013, the Company capitalized amortization expense of $1.0 million. General development obligations consist of obligations to fund or complete certain development activities predominately associated with prior land sales.

8.	LEASING ACTIVITIES

In February 2010, the Company entered into an operating lease for its corporate headquarters in Valencia, California. The lease term has an expiration date of January 31, 2020, with an option to extend the term for three periods of five years each. The Company is also the lessor for certain commercial and agriculture leases. As of December 31, 2014, minimum lease payments to be made and received under operating leases with initial terms in excess of one year are as follows (in thousands):

Years Ending December 31	Rental Payments	Rental Income

2015	$1,032	$1,023
2016	1,040	262
2017	1,083	—
2018	1,144	—
2019	1,144	—
Thereafter	95	—

	$5,538	$1,285

Rent expense for both the years ended December 31, 2014 and 2013, was $0.8 million. Rental income for the years ended December 31, 2014 and 2013, was $2.0 million and $1.9 million, respectively.

9.	RELATED PARTY TRANSACTIONS

The Company has engaged Five Point Communities Management, Inc. (“Five Point”), as an exclusive independent contractor to generally supervise the day-to-day affairs of the Company and the assets of its subsidiaries. Five Point is owned by Lennar Homes of California, Inc. (“LHC”), a subsidiary of Lennar Corporation (“Lennar”), and Mr. Emile Haddad. At December 31, 2014, LHC and Mr. Haddad held 14.65% and 0.68%, respectively, of the Company’s Class A and Class B units issued and outstanding. The initial term of the management agreement commenced on July 31, 2009, and was for five years, with an option for two renewal terms of three years each. The Company elected to exercise the first renewal option in 2014. During the years ended December 31, 2014 and 2013, development fees expensed were $4.9 million and $4.7 million, respectively, which were recorded as management fee expense in the consolidated statements of income. At December 31, 2014 and 2013, the Company had a development fee liability of $0 million and $0.2 million, respectively, for incurred but unbilled development fees due to Five Point.

In addition to the development fee, the third amended and restated limited liability company agreement of Newhall provided for the issuance of 7,692,308 units to Five Point and 900,000 additional units to Mr. Haddad. These units vested over four and three years, respectively, and were fully vested on July 31, 2013. During the year ended December 31, 2013, the value attributed to the vested units was $1.1 million, which was recorded as management fee expense in the consolidated statements of income and a credit to capital in the consolidated balance sheet.

A summary of revenues, costs and expenses, assets, and liabilities as of and for the years ended December 31, 2014 and 2013, resulting from transactions with Lennar and its subsidiaries is as follows (in thousands):

	2014	2013

Revenues—land sales:
Sales (1)	$31,585	$10,000
Marketing fees (2a)	1,239	1,147
Builder school fees (2b)(ii)	1,710	1,510

	$34,534	$12,657

Costs and expenses—Selling, general, and administrative—bond premiums (3)	$65	$192

Assets—receivables and other assets—builder school fees (2b)(i)	$4,690	$6,545
Liabilities—accounts payable and other liabilities:
Bond premium reimbursements (3)	—	231
Real estate-related payable (4)	—	4,848

	$—	$5,079

(1)	In the normal course of business, the Company may enter into purchase and sales agreements (“PSAs”) with Lennar and its subsidiaries. In such situations, only the noninterested managers of the Board shall have the right to approve such arrangements.

(2)	The Company’s NLF subsidiary is a party to certain PSAs with LHC, related to the West Creek, West Hills, and River Village communities. These PSAs are related to homesites sold to LHC in 2006 and 2007. The Company is obligated to complete certain postclosing improvements within the communities and LHC is committed to support the issuance of community facility district bonds, pay marketing fees concurrent with home escrow closings, and pay builder school fees among other contractual obligations. Pursuant to the terms of the PSAs:

a.	Marketing fee revenue—The Company is to receive a 1% marketing fee at the close of escrow on the home purchase price, as defined, charged by the home builder for a residence.

b.	Builder school fee payments:

i.	Builder school fee receivable—The Company is to receive a per-homesite builder school fee payment from LHC prior to LHC obtaining a building permit (see Note 6). In most cases, a building permit is not issued until the Company pays its obligation to the local school districts for the associated developer school fees (see Note 7), which approximates the builder school fee received from LHC.

ii.	Builder school fee revenue—For certain property sales, no developer school fee is due to a school district from the Company. In such instances, since no amounts are accrued as a liability and due to the contingent nature of the revenue, the Company defers recognition of the related party builder school fee revenue until collection.

(3)	In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain public facilities. The Company has a bonding agreement with Lennar and certain of its defined subsidiaries. The Company is required to reimburse these entities for performance bond premiums paid by them subject to a defined premium cap. At December 31, 2014 and 2013, the Company had approximately $16.7 million and $30.2 million, respectively, of performance bonds outstanding that were subject to the bonding agreement (see Note 10). In addition to the premium expense shown in the table above, the Company capitalized to inventories $0.2 million and $0.1 million of premium reimbursements to Lennar during the years ended December 31, 2014 and 2013, respectively.

(4)	The Company and its subsidiaries were jointly and severally obligated to LHC or its affiliates for reimbursement of certain defined fee credits. The obligation related to real estate owned by the Company in Sacramento, California. As of December 31, 2014, all of the real estate had been sold and the related fee credit liability satisfied.

Most of the Company’s land holdings in Los Angeles County (the “County”) are subject to a developer fire fee program in which the landowner must remit a payment to the fire protection district upon the issuance of a building permit. Through certain historical mitigation agreements, the Company has acquired credits that can be applied in place of the required payment. For the years ended December 31, 2014 and 2013, the Company collected $0.1 million and $0.6 million, respectively, from LHC or its affiliates in exchange for a portion of these credits.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments—The Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate, which the Company does in the routine conduct of its business.

The Company is subject to a water purchase agreement requiring annual payments in exchange for the delivery of water for the Company’s exclusive use. The agreement has an initial 35-year term, which expires in 2039 with an option for a second 35-year term. At December 31, 2014, the aggregate annual minimum payments remaining under the initial term total $40.9 million. The annual minimum payments for years 2015 to 2019 are $1.1 million, $1.1 million, $1.2 million, $1.2 million, and $1.2 million, respectively. Total payments made under the agreement were approximately $1.1 million and $1.0 million in 2014 and 2013, respectively.

On January 4, 2012, the Company entered into an agreement with the County, in which the Company will finance up to a maximum of $45.8 million for the construction costs of an interchange project that the County is administering. The interchange project is a critical infrastructure project that will benefit the Company’s land holdings. Under the agreement, the Company made a $2.0 million payment in 2012 and a $10.0 million payment in 2014, and among other things, is required to make subsequent payments of $10.0 million in 2015, and the remainder of the actual construction costs, up to $23.8 million, due in 2016. There is also a provision for the Company to pay the County interest on defined construction costs incurred prior to the reimbursement dates noted above. Upon the final payment in 2016, the County will credit the Company, in the form of bridge and thoroughfare construction fee district fee credits, an amount equal to the Company’s actual payments, exclusive of any interest payments. These credits are eligible for application against future development fees the Company may incur. At December 31, 2014 and 2013, the Company had $6.1 million and $3.4 million, respectively, in general development obligations included in accounts payable and other liabilities in the accompanying consolidated balance sheets, representing unreimbursed construction costs payable to the County.

The Company is committed under various letters of credit to perform certain development activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $2.7 million and $5.2 million at December 31, 2014 and 2013, respectively. These letters of credit are secured by restricted cash and certificates of deposit (see Note 2).

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $20.0 million and $32.1 million as of December 31, 2014 and 2013, respectively, inclusive of performance bonds subject to the bonding agreement with Lennar (see Note 9).

Contingencies

California Department of Fish and Wildlife Permits—On December 3, 2010, the California Department of Fish and Wildlife (“CDFW”) issued a Master Streambed Alteration Agreement and two Incidental Take Permits for endangered species, and certified the final Environmental Impact Report (“EIR”) portion of the Newhall Ranch Environmental Impact Statement/EIR (“EIS/EIR”). The EIS/EIR was a document jointly prepared by CDFW and the U.S. Army Corps of Engineers (the “Corps”). The Corps prepared and approved the EIS portion of the joint document under the National Environmental Policy Act (“NEPA”). The CDFW prepared and certified the EIR portion of the EIS/EIR under the California Environmental Quality Act (“CEQA”) on December 3, 2010. On January 3, 2011, five petitioners filed a complaint in Los Angeles County Superior Court (the “Superior Court”) challenging the issuance of the permits and certification of CDFW’s Final EIR under CEQA, the California Endangered Species Act (“CESA”), and the Fish and Game Code and requesting, among other forms of relief, that the Superior Court vacate and set aside the permits and suspend activities that would prejudice the consideration of or implementation of particular mitigation measures or alternatives until CDFW achieved compliance with the laws. On October 15, 2012, the Superior Court granted the petitioners’ request to set aside the EIR and CDFW project approvals pending compliance with CEQA, CESA, and the Fish and Game Code. The Company and CDFW each filed an appeal of the Superior Court’s decision and judgment on the alleged grounds that the Superior Court exceeded its authority and failed to defer to CDFW with respect to a number of scientific issues directly related to plant and fish resources. On March 20, 2014, the Court of Appeal of the State of California (the “Court of Appeal”) reversed the trial court’s judgment in full. On July 9, 2014, the California Supreme Court (the “Supreme Court”) granted a petition to review three issues of the Court of Appeal’s decision.

In a ruling filed November 30, 2015, the Supreme Court reversed the judgment of the Court of Appeal. The ruling addressed three issues: the EIR’s greenhouse gas (“GHG”) emissions analysis of the proposed Newhall Ranch development, the EIR’s mitigation measures for a protected fish species (the “Stickleback”) and the timeliness of comments on impacts to cultural resources and another species of fish, the steelhead smolt. The Supreme Court approved the EIR’s methodology analyzing the significance of the project’s GHG emissions in terms of reductions from projected “business as usual” emissions consistent with the statewide reduction mandate in California’s Global Warming Solution Act of 2006 (“AB 32”), however, the Supreme Court held that the GHG analysis lacked supporting evidence and explanation correlating the project-specific reductions to AB 32’s mandated statewide reductions. The Supreme Court held that in this respect the GHG emissions analysis must be corrected. On the second issue, the Supreme Court held the EIR mitigation measures for Stickleback violated the Fish and Game Code section 5515 prohibition on the “take” of fully-protected fish. On the third issue, the Supreme Court held that certain comments on cultural resources and steelhead smolt were timely submitted and remanded these issues to the Court of Appeal for a decision on whether substantial evidence supported the CDFW’s determinations on these issues.

As to the first two issues above, the Supreme Court decision requires CDFW to reevaluate its project approvals (as they relate to these specific issues) in accordance with the Supreme Court’s holding, and complete a regulatory analysis, public review and certification under CEQA. The Company is currently consulting and working with CDFW to complete these actions. As to the third issue, the Court of Appeal must review its prior decision, and, in the event that it finds that the cultural resources and steelhead smolt issues raised by petitioners were not adequately addressed under CEQA, additional regulatory analysis, public review and certification under CEQA may be necessary as to these issues as well.

Procedurally, on December 14, 2015, the petitioners filed a petition for rehearing/modification of the Supreme Court’s decision. The request is directed at the protected species issue and the Supreme Court’s precise directive to the Court of Appeal on remand on this issue only. Also on December 14, 2015, the Supreme Court granted its own extension to February 26, 2016 in which to grant or deny petitioners’ rehearing request. In light of these procedural developments, on December 15, 2015, the Company filed a request for rehearing as to the GHG and protected species issues. The Supreme Court is expected to rule on both rehearing requests by the February deadline.

The monetary impact of the Supreme Court’s ruling cannot be estimated at this time. Although the ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in our anticipated delivery dates, but could result in further delays beyond those currently anticipated and reflected in our anticipated delivery dates. The Supreme Court’s ruling could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Landmark Village—The Los Angeles County Board of Supervisors (the “BOS”) certified the final EIR and adopted project approvals for Newhall Ranch’s Landmark Village development area in October 2011, and approved the vesting tentative map, general, specific and local plan amendments and various project permits and other authorizations in February 2012. In March 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit the Company from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On January 31, 2014, the Superior Court issued a favorable Statement of Decision, which denied petitioners’ request and upheld the BOS approvals. The petitioners filed a notice of appeal on the trial court’s decision. On April 21, 2015, the Court of Appeal reaffirmed the Superior Court’s decision. The petitioners have filed a petition for review with the Supreme Court as to one issue, GHG emissions and have requested that the Supreme Court grant review and hold the briefing until the Supreme Court resolves the same GHG issue pending in the California Department of Fish and Wildlife action noted above. On August 19, 2015, the Supreme Court granted the petitioners’ request to review the GHG issue but ordered that the action be deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued an order disposing of the Landmark Village action. Therefore, the Company cannot predict the outcome of the related GHG issue in the Landmark Village matter. The monetary impact of an adverse ruling in this proceeding cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, an adverse ruling on the GHG emissions issue could result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Landmark Village, and which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain Los Angeles County’s approval of the corrected EIR, which could in turn delay the commencement of construction. An adverse ruling in this proceeding could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Mission Village—In October 2011, the BOS certified the final EIR and provisionally approved Newhall Ranch’s Mission Village development area subject to review of the project’s approval documents, findings, overriding considerations, and mitigation monitoring. On May 15, 2012, the BOS adopted the project approval documents, including the vesting tentative map, permits and other authorizations. On June 13, 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit the Company from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On June 9, 2014, the Superior Court issued a favorable Statement of Decision, which denied the petition in its entirety. The petitioners filed a notice of appeal on the Superior Court’s decision. Briefing was completed in February 2015, and the Court of Appeal held oral argument on July 17, 2015. On September 29, 2015, the Court of Appeal affirmed the Superior Court’s decision in full. On November 3, 2015, petitioners filed a petition for review with the Supreme Court as to one issue, GHG, and have requested that the Supreme Court grant review and hold briefing until the Supreme Court resolves the same GHG issue pending in the California Department of Fish and Wildlife action noted above. On December 9, 2015, the Supreme Court granted petitioners’ “grant and hold” request. The Supreme Court also deferred briefing pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued any order disposing of the Mission Village action. Therefore, the Company cannot predict the outcome of the related GHG issue in the Mission Village matter. The monetary impact of an adverse ruling in this proceeding cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, an adverse ruling on the GHG emissions issue could result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Mission Village, and which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations, or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain Los Angeles County’s approval of the corrected EIR, which could in turn delay the commencement of construction. An adverse ruling in this proceeding could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Other Permits—On August 31, 2011, the Corps approved the EIS portion of the joint EIS/EIR and issued its provisional Section 404 Clean Water Act authorization (the “Section 404 Permit”) for Newhall Ranch. On September 14, 2012, the Los Angeles Regional Water Quality Control Board (the “Regional Board”) unanimously adopted final section 401 conditions and certified the Section 404 Permit. On October 12, 2012, opponents filed a petition for review and reconsideration of the Regional Board’s actions to the State Water Resources Control Board (the “State Board”). The State Board has not determined whether to accept or deny the petition; however, the Regional Board actions remain valid while the petition is under review by the State Board. On October 19, 2012, after consulting with the U.S. Environmental Protection Agency (“USEPA”), the Corps issued the Section 404 Permit.

On March 6, 2014, five plaintiffs filed a complaint against the Corps and the USEPA in the U.S. District Court, Central District of California (Los Angeles) (the “U.S. District Court”). The complaint alleges that these federal agencies violated various statutes, including the Clean Water Act, NEPA, the Endangered Species Act and the National Historic Preservation Act in connection with the Section 404 Permit and requests, among other things, that the U.S. District Court vacate the Corps’ approvals related to the Section 404 Permit and prohibit construction activities resulting in the discharge of dredged or fill material into federal waters until the Corps issues a new permit. The Company was granted intervenor status by the U.S. District Court in light of its interests as the landowner and holder of the Section 404 Permit. In September 2014, the U.S. District Court issued an order granting motions to dismiss the USEPA from this action. The dispositive cross-motions for summary judgment were then filed and briefing was completed on May 18, 2015. The U.S. District Court reviewed and resolved all claims in the case by summary judgment following a hearing held on June 29, 2015. On June 30, 2015, the U.S. District Court issued a favorable order granting the Corps’ and the Company’s motions for summary judgment and denying plaintiff’s summary judgment motion. On September 1, 2015, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit (the “Ninth Circuit”). The Ninth Circuit has not scheduled oral argument.

Until a decision has been made by the Ninth Circuit, the Company cannot predict the outcome of this matter. The monetary impact of an adverse Ninth Circuit ruling cannot be estimated at this time. Although the pending federal court case does not include any monetary damage claims, an adverse Ninth Circuit ruling could result in the need to modify the development plan for Newhall Ranch, which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain the Corps’ reapproval, which could in turn delay the commencement of construction. An adverse Ninth Circuit ruling could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Valencia Water Company—On January 4, 2013, a complaint was filed at the California Public Utilities Commission (“CPUC”) against Valencia Water Company and the Castaic Lake Water Agency (the “Agency”) by two local environmental groups alleging that the December 21, 2012, sale of all of the shares of Valencia Water Company by the Company to the Agency through an eminent domain settlement agreement (see Note 4) required CPUC approval. In September 2013, the Company became a party to the proceedings to assist the Agency in defending this complaint challenging the eminent domain settlement agreement. On February 27, 2014, the CPUC adopted its final decision determining that it no longer has jurisdiction to regulate Valencia Water Company following acquisition of all its shares by the Agency. The CPUC decertified the Valencia Water Company as a public utility and dismissed all complaints that were pending before the CPUC. The Company has filed a request for rehearing to appeal the CPUC’s decision to decertify the Valencia Water Company as a public utility and asking that the CPUC maintain jurisdiction over Valencia Water Company. The request for rehearing is pending and the Company has requested the CPUC defer the request for rehearing until final judgment in the eminent domain settlement agreement challenges described below.

On February 8, 2013, a local environmental group commenced an action in the Superior Court for writ of mandate and filed a complaint for invalidation, and injunctive and declaratory relief which, among other things, requests invalidation of the condemnation action and rescission of the eminent domain settlement agreement, and demands that the Company repay to the Agency any compensation and other consideration the Company received in connection with the transaction. The plaintiff alleges various violations of CEQA, the Code of Civil Procedure, the Agency’s enabling act, the state Constitution and the Government Code. The defendants include the Company and its subsidiary (Stevenson Ranch Venture LLC), the Agency and its board of directors and Valencia Water Company and its board of directors and general manager. After an October 31, 2013 hearing, the Superior Court dismissed the CEQA claim. At a March 20, 2014 hearing, the Superior Court granted the requests of the general manager of Valencia Water Company to dismiss the cause of action against him and to dismiss the cause of action to invalidate the eminent domain settlement agreement based on an alleged conflict of interest of the general manager. The petitioners filed an appeal on this conflict of interest claim following entry of judgment by the Superior Court and oral argument before the Court of Appeal occurred on August 27, 2015. On September 10, 2015, the Court of Appeal rejected the petitioners’ appeal and affirmed the trial court’s ruling on the conflict of interest claim. Petitioner filed a petition for review by the Supreme Court, which the Supreme Court denied on November 18, 2015. The Superior Court issued its ruling on the remaining causes of action on March 10, 2015, finding in favor of the Company, the Valencia Water Company and the Agency. On May 26, 2015, the petitioners filed their notice of appeal with respect to the remaining causes of action (i.e., the other claims beside the conflict of interest claim against Valencia Water Company’s general manager) following entry of judgment by the Superior Court, and briefing by the parties is underway.

On March 14, 2014, a local environmental group filed for writ of mandate in the Superior Court seeking an order directing the Agency to divest itself of all stock in Valencia Water Company acquired from the Company, based on the contention that the Agency lacked state constitutional authority to acquire such stock. The case was assigned to the same judge assigned to the suit challenging the eminent domain settlement agreement described above. The Company was not a direct party to the action, but intervened and filed a motion to strike the divestment remedy requested by the petitioners. In response, the local environmental group asked the Superior Court to dismiss this cause of action challenging the eminent domain settlement agreement, because it was already being litigated in the action filed on February 8, 2013 described above. On February 2, 2015, the Superior Court dismissed the cause of action. No claims against the Company remain in this lawsuit; the only remaining cause of action is against the Agency to force disclosure of documents under the California Public Records Act.

On April 21, 2014, the Newhall County Water District (“NCWD”), a local water retailer in the Santa Clarita Valley, filed a lawsuit in the Superior Court against the Agency alleging (1) the Agency is unlawfully providing retail water service in violation of the Agency’s enabling act; and (2) unlawful acquisition and ownership of Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. NCWD’s writ petition/complaint seeks a writ of mandate: (1) directing the Agency to stop providing retail water service through Valencia Water Company; and (2) directing the Agency to divest itself of Valencia Water Company’s stock. The petition/complaint also seeks declaratory relief regarding unlawful retail water service and unlawful acquisition and holding of Valencia Water Company’s stock. The Company was not named as a party to the lawsuit, but intervened to assist the Agency in defending these challenges to the eminent domain settlement agreement. The Agency and the Company filed a motion for judgment on the pleadings that was scheduled for hearing on December 3, 2015. If that motion for judgment on the pleadings were unsuccessful, a hearing on NCWD’s petition for writ of mandate against the Agency was scheduled for December 17, 2015. On December 1, 2015, the Agency, NCWD and the Company filed a stipulation to stay this lawsuit until March 1, 2016, to allow settlement discussions initiated by the Agency. On December 2, 2015, the Superior Court issued an order staying the case until March 1, 2016, setting a status conference for March 17, 2016, and setting hearings for June 14, 2016, on the motion for judgment on the pleadings and, if the motion is denied, on the merits of NCWD’s claims.

Other—Other than the actions outlined above, the Company is also a party to various other claims, legal actions, and complaints arising in the ordinary course of business, the disposition of which, in the Company’s opinion, will not have a material adverse effect on the Company’s consolidated financial statements.

As a significant land owner and developer of unimproved land it is possible that environmental contamination conditions could exist that would require the Company to take corrective action. In the opinion of the Company, such corrective actions, if any, would not have a material adverse effect on the Company’s consolidated financial statements.

11.	EMPLOYEE BENEFIT PLANS

Retirement Plan—The Newhall Land and Farming Company Retirement Plan (the “Retirement Plan”) is a defined benefit plan that is funded by NLF and qualified under the Employee Retirement Income Security Act. Generally, all associates of NLF were eligible to participate in the Retirement Plan after one year of employment and attainment of age 21. Participants’ benefits equal (a) plus (b) plus (c), not less than the greater of (d) and (e):

a.	1.35% of the participant’s average monthly compensation up to Social Security-covered compensation, plus 2% of average monthly compensation in excess of covered compensation, all times credited service through December 31, 1996, up to 30 years.

b.	1.08% of the participant’s average monthly compensation up to Social Security-covered compensation, plus 1.60% of average monthly compensation in excess of covered compensation, all times credited service after December 31, 1996. Credited service for (a) and (b) cannot exceed 30 years.

c.	The employee provided benefit based on the participant’s contribution account.

d.	For employees who were participants as of January 1, 1985, $11 per month for each year of service up to a maximum of 30 years of service.

e.	The accrued benefit as of December 31, 1988, under the terms of the plan in effect on that date.

On January 30, 2004, associates of NLF participating in the Retirement Plan received notice that the Retirement Plan was amended to cease future benefit accruals effective March 17, 2004. The amendment did not affect any benefit earned for service through March 17, 2004, for all existing and retired associates of NLF.

NLF’s contribution to the Retirement Plan is determined by consulting actuaries on the basis of customary actuarial considerations, including total covered payroll of participants, benefits paid, earnings, and appreciation in the Retirement Plan’s funds. NLF’s funding policy is to contribute no more than the maximum tax-deductible amount.

In October 2013, the Company was notified by the Pension Benefit Guaranty Corporation (“PBGC”), that the common stock sale of Valencia Water Company (see Note 4) and the corresponding reduction in the active participant count for the Retirement Plan triggered a Section 4062(e) liability for cessation of operations. The Company and the PBGC are currently in discussions on how to address this obligation. The Company believes final resolution of this matter will not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

The Retirement Plan’s funded status and amounts recognized in the Company’s consolidated financial statements for the Retirement Plan as of and for the years ended December 31, 2014 and 2013, are as follows (in thousands):

	2014	2013

Change in benefit obligation:
Projected benefit obligation—beginning of year	$19,677	$20,955
Interest cost	934	836
Benefits paid	(1,108)	(1,188)
Actuarial loss (gain)	1,854	(926)

Projected benefit obligation—end of year	$21,357	$19,677

Change in plan assets:
Fair value of plan assets—beginning of year	$14,782	$12,936
Actual gain on plan assets	658	2,123
Employer contributions	1,389	911
Benefits paid	(1,108)	(1,188)

Fair value of plan assets—end of year	$15,721	$14,782

Funded status	$(5,636)	$(4,895)

Amounts recognized in the consolidated balance sheet—liability	$5,636	$4,895

Amounts recognized in accumulated other comprehensive loss—net actuarial loss	$(4,639)	$(2,460)

The accumulated benefit obligation for the Retirement Plan was $21.4 million and $19.7 million at December 31, 2014 and 2013, respectively.

The components of net periodic expense and other amounts recognized in accumulated other comprehensive loss as of December 31, 2014 and 2013, are as follows (in thousands):

	2014	2013

Net periodic (benefit) expense:
Interest cost	$934	$836
Expected return on plan assets	(998)	(849)
Amortization of net actuarial loss	15	123

Net periodic (benefit) expense	(49)	110

Adjustment to accumulated other comprehensive loss:
Net actuarial (gain) loss	2,194	(2,201)
Amortization of net actuarial loss	(15)	(123)

Total adjustment to accumulated other comprehensive loss	2,179	(2,324)

Total recognized in net periodic expense and accumulated other comprehensive loss	$2,130	$(2,214)

Net actuarial losses of $0.1 million are estimated to be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2014 and 2013, were as follows:

	2014	2013

Discount rate	4.00%	4.90%
Rate of compensation increase	N/A	N/A

The weighted-average assumptions used to determine net periodic expense for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013

Discount rate	4.90%	4.00%
Rate of compensation increase	N/A	N/A
Expected long-term return on plan assets	6.60%	6.60%

To develop the long-term rate of return on assets assumption, the Company considered the current level of expected return on risk-free investments (primarily U.S. government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class.

Plan Assets—The Company’s investment policy and strategy for the Retirement Plan is to ensure the appropriate level of diversification and risk. The asset allocation targets were approximately 55% in equity investments (Standard & Poor’s Large Cap Index Funds, Small Cap Equity, Mid Cap Equity, and

International Equity) and approximately 45% in fixed-income investments (U.S. bond funds and domestic fixed income). In accordance with the policy, the Retirement Plan assets are monitored and the investments rebalanced quarterly if there was more than 5% deviation from target allocation for the Retirement Plan. The Retirement Plan’s assets consist of pooled or collective investment funds that have more than one investor. The Retirement Plan estimates the fair value of its interest in such funds at a net asset value (“NAV”) per unit reported by the trustee. The NAV per unit is the result of accumulated values of the underlying investments held by the fund, which are valued daily. NAV is utilized by the Company as a practical expedient as of the consolidated balance sheet date. No adjustments were made to the NAV of the funds. The Retirement Plan’s assets may be redeemed at the NAV per unit with no restrictions.

The Retirement Plan’s assets at fair value, within the fair value hierarchy, as of December 31, 2014 and 2013, are as follows (in thousands):

	December 31, 2014
Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Pooled and/or collective funds:
Equity funds:
Large cap	$—	$5,214	$—	$5,214
Mid cap	—	1,032	—	1,032
Small cap	—	1,536	—	1,536
International	—	1,356	—	1,356
Fixed-income funds —U.S. bonds and short term	—	6,583	—	6,583

Total	$—	$15,721	$—	$15,721

	December 31, 2013
Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Pooled and/or collective funds:
Equity funds:
Large cap	$—	$4,631	$—	$4,631
Mid cap	—	925	—	925
Small cap	—	1,396	—	1,396
International	—	1,518	—	1,518
Fixed-income funds—U.S. bonds and short term	—	6,312	—	6,312

Total	$—	$14,782	$—	$14,782

The Company expects to contribute $0.9 million to the Retirement Plan in 2015 and expects future benefit payments to be paid as follows (in thousands):

2015	$1,146
2016	1,080
2017	1,680
2018	1,066
2019	1,103
2020–2024	9,012

$15,087

Employee Savings Plan—The Company has an employee savings plan under Section 401(k) of the Internal Revenue Code, which is available to all eligible associates. Certain associate contributions may be supplemented by the Company. The Company’s contributions were $155,000 for both the years ended December 31, 2014 and 2013, respectively.

Other—The Company has other benefit agreements with certain current and former associates. The obligation for these agreements was $0.8 million and $1.1 million at December 31, 2014 and 2013, respectively, and is included in accounts payable and other liabilities in the consolidated balance sheets. These obligations were fully funded at December 31, 2014 and 2013, with $0.8 million and $1.1 million, respectively, in mutual fund investments included in receivables and other assets in the consolidated balance sheets. These investments are classified as Level 1 in the fair value hierarchy.

12.	INCOME TAXES

Upon formation, the Company elected to be treated as a corporation for U.S. federal, state, and local tax purposes. All operations are carried on through the Company’s subsidiaries that are pass-through entities that are generally not subject to federal or state income taxation, as all of the taxable income, gains, losses, deductions, and credits are passed through to the partners. The Company is responsible for income taxes on its share of taxable income or loss passed through from the operating subsidiaries.

The provision for income taxes for the years ended December 31, 2014 and 2013 was as follows (in thousands):

	2014	2013

Deferred income tax provision:
Federal	$8,197	$11,194
State	2,271	3,367

Total deferred income tax provision	10,468	14,561

Decrease in valuation allowance	(1,295)	(14,561)

Provision for income taxes	$9,173	$—

Due to the Company generating current-year federal and state tax losses, the Company had no current federal or state income tax provision (benefit) for both the years ended December 31, 2014 and 2013.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax (liability) asset are as follows (in thousands):

	2014	2013

Deferred tax assets:
Net operating loss carryforward	$96,385	$91,034
Other	2,437	834
Valuation allowance	—	(1,294)

Total deferred tax assets after valuation allowance	98,822	90,574

Deferred tax liabilities—investments in subsidiaries	(107,288)	(90,574)

Deferred tax liability, net	$(8,466)	$—

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required, if based on the available evidence; it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses; forecasts of future profitability; the duration of statutory carryforward periods; the Company’s experience with loss carryforwards not expiring unused; and tax-planning alternatives.

During 2014 and 2013, the Company reduced its valuation allowance against its deferred tax assets by $1.3 million and $14.6 million, respectively, resulting from an increase in the net deferred tax liabilities primarily related to income from the Company’s operating subsidiaries.

At December 31, 2014, the Company had federal tax effected NOL carryforwards totaling $84.5 million, and various state tax effected NOL carryforwards, net of federal income tax benefit, totaling $11.8 million. Federal NOLs may be carried forward up to 20 years to offset future taxable income and begin to expire in 2030. State NOLs may be carried forward from five to 20 years, depending on the tax jurisdiction, with losses expiring between 2015 and 2030.

The Internal Revenue Code generally limits the availability of NOLs if an ownership change occurs within any three-year period under Section 382. If the Company were to experience an ownership change of more than 50%, the use of all NOLs (and potentially other built-in losses) would generally be subject to an annual limitation equal to the value of the Company’s equity before the ownership change, multiplied by the long-term tax-exempt rate. The Company estimates that after giving effect to various transactions by members who hold a 5% or greater interest in the Company, it has not experienced an ownership change as computed in accordance with Section 382. In the event of an ownership change, the Company’s use of the NOLs may be limited and not fully available for realization.

A reconciliation of the statutory rate and the effective tax rate for 2014 and 2013 is as follows:

	2014	2013

Statutory rate	35.00%	35.00%
State income taxes—net of federal income tax benefit	5.75	5.75
Noncontrolling interests	(10.58)	(9.26)
Other	0.02	0.62
Deferred tax asset valuation allowance	(3.73)	(32.11)

Effective rate	26.46%	—%

At December 31, 2014 and 2013, the Company did not have any gross unrecognized tax benefits, and did not require an accrual for interest or penalties.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of California. The Company is no longer subject to U.S. federal, state, and local examinations by tax authorities for the years before 2010.

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of unamortized defined benefit pension plan net actuarial losses that totaled $2.7 million and $1.8 million, net of tax benefits, at December 31, 2014 and 2013, respectively. Net actuarial gains or losses are re-determined annually or upon remeasurement events and principally arise from changes in the rate used to discount benefit obligations and differences between expected and actual returns on plan assets. Reclassifications from accumulated other comprehensive loss to net income related to amortization of net actuarial losses were approximately $7,000 and $97,000, net of taxes, respectively, and are included in selling, general and administrative expenses on the accompanying consolidated statements of income.

14.	NET INCOME PER CLASS A UNIT

The following table reconciles the numerator and denominator in computing the Company's basic and diluted per Class A unit computations for net income attributable to the Company for the years ended December 31, 2014 and 2013 (in thousands, except units and per unit data):

	2014	2013
Numerator:
Income from continuing operations	$25,496	$42,430
Income from continuing operations attributable to noncontrolling interests	(9,000)	(9,663)

Income from continuing operations available to Class A common unitholders per Class A unit	16,496	32,767
Discontinued operations		603
Income from discontinued operations attributable to noncontrolling interests	—	(157)

Numerator for basic and diluted net income available to Class A common unitholders per Class A unit	16,496	33,213
Denominator:
Basic and diluted weighted average Class A units outstanding (1)	231,630,000	231,096,682
Basic and diluted earnings per Class A unit:
Income from continuing operations available to Class A unitholders per Class A unit	$0.07	$0.14
Income from discontinued operations available to Class A unitholders per Class A unit	—	0.00

Net income available to Class A unitholders per Class A unit	$0.07	$0.14

(1)	The diluted weighted average Class A units outstanding for the years ended December 31, 2014 and 2013 excludes the effect of 81,203,634 and 81,012,033 contingently issuable units related to the Exchange Transactions, respectively, as they were antidilutive.

15.	BUSINESS SEGMENTS

The Company conducts primarily all of its business in the following four reportable segments: 1) real estate development; 2) golf operations; 3) agriculture operations; and 4) energy operations. In the previously issued consolidated financial statements, the Company reported real estate operations as its only reportable segment. However the Company’s golf, agriculture, and energy operations subsequently met the quantitative and qualitative factors of reportable operating segments and, therefore, the Company has retrospectively changed its segment presentation to include golf operations, agriculture operations, and energy operations to conform to the 2015 presentation for all periods presented. The change in reportable segments had no effect on the Company’s consolidated balance sheets, statements of income, comprehensive income, or cash flows for the periods presented.

Real estate development operations include the Company’s entitlement and development of the Newhall master planned community located on the Company’s land holdings in north Los Angeles County, California. Real estate development operations also includes the sale of land holdings in Valencia, California and Sacramento, California along with development related activities in those areas such as supporting CFD bond issuances, marketing, and community relations. For the years ended December 31, 2014, and 2013, sales to Lennar represented 44% and 14%, respectively, of consolidated revenues. For the year ended December 31, 2013, revenues from sales to four third party residential homebuilders individually represented 20%, 15%, 13%, and 12% of consolidated revenues of the Company for the year.

The golf operations segment generated revenues and costs from the operations of The Tournament Players Club at Valencia Golf Course, a private golf club located in Los Angeles County. The agriculture operations segment generated revenues and costs from crop production and leasing activity. The energy operations segment generated revenues and costs from royalty-based lease agreements with oil and gas operators. All operations of the Company are within the United States.

The Board evaluates segment performance based primarily on revenues and contribution to income from continuing operations. Segment operating results are as follows (in thousands):

	Year Ended December 31, 2014
	Revenues	Contribution to Income from Continuing Operations	Depreciation and Amortization	Assets	Expenditures for Additions
Real estate development	$64,671	$30,457	$211	$253,986	$47,964
Golf club operations	6,139	(157)	265	5,381	381
Agriculture operations	5,014	2,275	—	28,333	199
Energy operations	2,529	2,094	—	—	—

Total	78,353	34,669	476	287,700	48,544
Other unallocated amounts(1)	—	(9,173)	456	186,475	—

Consolidated total	$78,353	$25,496	$932	$474,175	$48,544

(1)	Other unallocated amounts for contribution to income, depreciation and amortization and assets relates primarily to the provision for income tax, amortization of the cost basis of investments held to maturity, and cash, cash equivalents, restricted cash and investments, respectively.

	Year Ended December 31, 2013
	Revenues	Contribution to Income from Continuing Operations	Depreciation and Amortization	Assets	Expenditures for Additions
Real estate development	$77,561	$39,993	$80	$222,931	$30,713
Golf club operations	5,916	(311)	195	5,126	4
Agriculture operations	3,259	530	—	28,364	227
Energy operations	2,775	2,218	—	—	—

Total	89,511	42,430	275	256,421	30,944
Other unallocated amounts(1)	—	—	563	214,837	—

Consolidated total	$89,511	$42,430	$838	$471,258	$30,944

(1)	Other unallocated amounts for depreciation and amortization and assets relates primarily to amortization of the cost basis of investments held to maturity, and cash, cash equivalents, restricted cash and investments, respectively.

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2015, the date the consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2014 that require adjustments to or disclosure in the Company’s consolidated financial statements.

On July 2, 2015, the Company entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Agreement”), pursuant to which: 1) the Company will amend and restate its operating agreement to, among other things, change its name to Five Point Holdings, LLC; 2) certain contributing investors will contribute and/or sell all or a portion of their equity interests in various entities and related assets that own the land for the development of mixed-use, master-planned communities in Orange County known as Great Park Neighborhoods and in San Francisco County known as The San Francisco Shipyard and Candlestick Point to Intermediary, in exchange for a combination of consideration including, but not limited to, Class A common shares of the Company, units of Intermediary, units in another entity that are exchangeable into units of Intermediary after a holding period, and cash; and 3) enter into a tax receivable agreement with certain contributing investors. Pursuant to the terms of the Agreement, the closing of the transactions described above is conditioned upon the Company’s completion of its initial public equity offering of its Class A common shares and will take place concurrently with such public offering.

*  *  *  *  *  *

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2014

($ in thousands)			Initial Cost		Costs Capitalized Subsequent to Acquisition (a)		Gross Amounts at Which Carried at Close of Period (b)
Description	Location	Encumbrances	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total		Accumulated Depreciation		Date of Construction	Date Acquired / Completed	Depreciation Life
Newhall – Land under development	Los Angeles County, CA	$7,602	$111,172	$—	$103,493	$—	$214,665	$—	$214,665		$—		—	2009	N/A

Agriculture – Operating property	Los Angeles County, CA Ventura County, CA	—	40,634	1,114	(13,485)	850	27,149	1,964	29,113	(c)	914		—	2009		(d)

TPC Golf Course – Operating Property	Los Angeles County, CA	333	4,707	4,024	(2,136)	(1,338)	2,571	2,686	5,257	(c)	1,078		—	2009		(d)
Other Properties	Various	—	10,027	—	(4,758)	—	5,269	—	5,269		—		—	2009	N/A

Total		$7,935	$166,540	$5,138	$83,114	$(488)	$249,654	$4,650	$254,304	(e)	$1,992	(e)

(a)	Costs capitalized subsequent to acquisitions are net of land sales for real estate development properties and net of disposals and impairment write-downs for operating properties.
(b)	The aggregate cost of land and improvements for federal income tax purposes is approximately $875.5 million (unaudited). This basis does not reflect the Company’s deferred tax assets and liabilities as these amounts are computed based upon the Company’s outside basis in their partnership interest.
(c)	Included in properties and equipment—net in the consolidated balance sheet.
(d)	See Note 2 of the Notes to Consolidated Financial Statements for information related to depreciation.
(e)	Reconciliation of “Real Estate and Accumulated Depreciation”:

Reconciliation of Real Estate
	2014	2013
	(In thousands)
Balance at beginning of year	$229,342	$214,955
Improvements and additions	48,507	30,875
Cost of real estate sold	(6,975)	(6,813)
Reimbursements	(16,570)	(9,675)

Balance at end of year	$254,304	$229,342

Reconciliation of Accumulated Depreciation
	2014	2013
	(In thousands)
Balance at beginning of year	$1,550	$1,174
Additions charged to expense	265	220
Additions charged to Agriculture cost of sales	177	169
Disposals	—	(13)

Balance at end of year	$1,992	$1,550

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(In thousands, except units)

	September 30, 2015	December 31, 2014
ASSETS

CASH AND CASH EQUIVALENTS	$138,114	$152,221

RESTRICTED CASH AND CERTIFICATES OF DEPOSIT	2,956	3,995

INVESTMENTS	25,000	30,575

INVENTORIES	247,317	219,934

PROPERTIES AND EQUIPMENT—Net	33,549	33,648

RECEIVABLE FROM RELATED PARTY	4,791	4,690

RECEIVABLES AND OTHER ASSETS	10,871	29,112

TOTAL	$462,598	$474,175

LIABILITIES AND CAPITAL

LIABILITIES:
Accounts payable and other liabilities	$98,830	$113,378
Payable to related party	1,524	—
Deferred income tax liability, net	8,903	8,466

Total liabilities	109,257	121,844

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

CAPITAL:
Class A units; authorized: 2015 and 2014 – 312,833,634 units
Issued and outstanding: 2015 – 231,854,279 units; 2014 – 231,630,000 units	266,998	266,172
Class B units; authorized, issued, and outstanding: 2015 – 80,979,355 units; 2014 – 81,203,634 units	—	—
Accumulated other comprehensive loss	(2,701)	(2,728)

Total members’ capital	264,297	263,444
Noncontrolling interests	89,044	88,887

Total capital	353,341	352,331

TOTAL	$462,598	$474,175

See notes to unaudited condensed consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands, except units and per unit data)

	2015	2014

REVENUES:
Land sales	$16,084	$24,442
Land sales—related party	4,967	22,305
Operating properties	8,659	8,992

Total revenues	29,710	55,739

COSTS AND EXPENSES:
Land sales	947	4,075
Operating properties	7,636	6,971
Selling, general, and administrative	15,927	15,167
Management fees—related party	3,822	3,588

Total costs and expenses	28,332	29,801

INCOME BEFORE INCOME TAX PROVISION	1,378	25,938

INCOME TAX PROVISION	416	6,863

NET INCOME	962	19,075

LESS NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	350	6,735

NET INCOME ATTRIBUTABLE TO THE COMPANY	$612	$12,340

NET INCOME ATTRIBUTABLE TO THE COMPANY PER CLASS A UNIT
Basic and diluted	$0.00	$0.05

WEIGHTED AVERAGE CLASS A UNITS OUTSTANDING
Basic and diluted	231,730,227	231,630,000

See notes to unaudited condensed consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

NET INCOME	$962	$19,075

OTHER COMPREHENSIVE INCOME—
Reclassification of actuarial loss on defined benefit pension plan included in net income	69	12

INCOME TAX PROVISION RELATED TO OTHER COMPREHENSIVE INCOME	(21)	(3)

OTHER COMPREHENSIVE INCOME—Net of tax	48	9

COMPREHENSIVE INCOME	1,010	19,084

LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	368	6,738

COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$642	$12,346

See notes to unaudited condensed consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands, except units)

	Newhall Holding Company, LLC
	Class A Units	Class B Units	Members’ Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total

BALANCE—January 1, 2015	231,630,000	81,203,634	$266,172	$(2,728)	$88,887	$352,331

Net income	—	—	612	—	350	962

Exchange of noncontrolling Intermediary units for Company units	224,279	(224,279)	214	(3)	(211)	—
Other comprehensive income—net of tax of $21	—	—	—	30	18	48

BALANCE—September 30, 2015	231,854,279	80,979,355	$266,998	$(2,701)	$89,044	$353,341

BALANCE—January 1, 2014	231,630,000	81,203,634	$249,676	$(1,822)	$80,453	$328,307

Net income	—	—	12,340	—	6,735	19,075

Other comprehensive income—net of tax of $3	—	—	—	6	3	9

BALANCE—September 30, 2014	231,630,000	81,203,634	$262,016	$(1,816)	$87,191	$347,391

See notes to unaudited condensed consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$962	$19,075
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income taxes	416	6,863
Depreciation and amortization	(281)	313
Changes in operating assets and liabilities:
Inventories	(27,383)	(2,308)
Receivable from related party and receivables and other assets	23,337	(12,958)
Accounts payable and other liabilities and payable to related party	(12,454)	(25,689))

Net cash used in operating activities	(15,403)	(14,704)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash and certificates of deposit	1,039	2,231
Proceeds from the maturity of investments	43,000	48,578
Purchase of investments	(37,500)	(37,500)
Purchase of properties and equipment	(494)	(476)

Net cash provided by investing activities	6,045	12,833

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of equity offering costs	(4,667)	—
Payment of debt offering costs	(82)	—

Net cash used in financing activities	(4,749)	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(14,107)	(1,871)

CASH AND CASH EQUIVALENTS—Beginning of period	152,221	166,780

CASH AND CASH EQUIVALENTS—End of period	$138,114	$164,909

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITY—Accrued deferred equity and debt offering costs	$305	$—

See notes to unaudited condensed consolidated financial statements.

NEWHALL HOLDING COMPANY, LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 AND FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2015 AND 2014

1.	ORGANIZATION

Newhall Holding Company, LLC (the “Company”) was formed as a Delaware limited liability company on July 21, 2009. In exchange for the initial capital raised by the Company, Class A units were issued to its members. The Company immediately thereafter used this capital to acquire units of Newhall Intermediary Holding Company, LLC (“Intermediary”). Intermediary, in turn, used the Company’s invested capital along with its own capital to acquire units of Newhall Land Development, LLC (“Newhall”). The Company’s units are designated as either “Class A” or “Class B” units. Class A units have economic rights in the capital of the Company, while Class B units do not. Class B units were issued to certain direct holders of units, excluding the Company, in Intermediary and Newhall, and are reflected in noncontrolling interests. While Class B units do not have economic rights in the Company, they do have certain voting rights. Members holding Class B units have the right to acquire Class A units from the Company in exchange for Intermediary units or Newhall units and the cancellation of the corresponding Class B units (“Exchange Transactions”).

As further defined in its operating agreement, the Company is managed by a board of seven managers (the “Board”). The Board consists of members holding both Class A and Class B units. Without the vote or approval of the members, the Board is given the authority to make all of the decisions and take all actions for, and on behalf of the Company. In addition, the Company also acts as manager for Intermediary and Newhall; and as defined in their respective operating agreements, the Board is given the authority to make all decisions and take all actions for, and on their behalf, without the vote or approval of their members.

The Company is organized to perform either directly or indirectly through one or more entities such activities as the acquisition; development; and disposition of real estate, agriculture and energy operations, and ownership and operation of a golf club.

On July 2, 2015, the Company entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Agreement”), pursuant to which: 1) the Company will amend and restate its operating agreement to, among other things, change its name to Five Point Holdings, LLC; 2) certain contributing investors will contribute and/or sell all or a portion of their equity interests in various entities and related assets that own the land for the development of mixed-use, master-planned communities in Orange County known as Great Park Neighborhoods and in San Francisco County known as The San Francisco Shipyard and Candlestick Point to Intermediary, in exchange for a combination of consideration including, but not limited to, Class A common shares of the Company, units of Intermediary, units in another entity that are exchangeable into units of Intermediary after a holding period, and cash; and 3) enter into a tax receivable agreement with certain contributing investors. Pursuant to the terms of the Agreement, the closing of the transactions described above, is conditioned upon the Company’s completion of its initial public equity offering of its Class A common shares, and will take place concurrently with such public offering.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2014. The accompanying unaudited condensed consolidated financial statements include the Company’s accounts and all of its controlled direct and indirect subsidiaries’ accounts. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectibility of any receivables is reasonably assured. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total costs include direct costs to complete development on the sold property in addition to indirect costs and certain cost reimbursement for infrastructure and amenities that benefit the entire project. Significant assumptions used to estimate total costs include engineering and construction estimates for such inputs as unit quantities, unit costs, labor costs, and development timelines. Reimbursements received by the Company are predominately funded from Community Facilities District (“CFD”) bond issuances. The estimate of proceeds available from bond issuances are impacted by home sale absorption and pricing within the CFD area and market demand for such bonds. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

Residential homesite sale agreements can contain a provision, whereby the Company would receive from builders a portion of the overall profitability of the homebuilding project after the builder has received an agreed-upon return (“profit participation”). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues and has no financial obligation to the builder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected or is reasonably assured of collection. The Company defers revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and any such amounts are included in land sales in the condensed consolidated statements of income. For the nine months ended September 30, 2015 and 2014, the Company recognized $0.5 million and $0.1 million in profit participation revenue.

Included in operating properties revenues and operating properties costs and expenses in the condensed consolidated statements of income are revenues for the Company’s agriculture and energy operations and its golf club operation, Tournament Players Club at Valencia Golf Course.

Impairment of Assets—Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment indicators for long-lived inventory assets include, but are not limited to, significant increases in land development costs, significant decreases in the pace and pricing of home sales within the Company’s communities and surrounding areas and political and societal events that may negatively affect the local economy. For operating properties, impairment indicators may include significant increases in operating costs, decreased utilization, and continued net operating losses (“NOLs”). If indicators of impairment exist, and the undiscounted cash flows expected to be generated by a long-lived asset are less than its carrying amount, an impairment charge is recorded to write down the carrying amount of such long-lived asset to its estimated fair value. The Company generally estimates the fair value of its long-lived assets using a discounted cash flow model or through appraisals of the underlying property or a combination thereof.

The Company’s projected cash flows for each long-lived inventory asset are significantly affected by estimates and assumptions related to market supply and demand, the local economy, projected pace of sales of homesites, pricing and price appreciation over the estimated selling period, the length of the estimated development and selling periods, remaining development costs, and other factors. For operating properties, the Company’s projected cash flows also include estimates and assumptions about the use and eventual disposition of such properties, including utilization, capital expenditures, operating expenses, and the amount of proceeds to be realized upon eventual disposition of such properties.

In determining these estimates and assumptions, the Company utilizes historical trends from past development projects of the Company in addition to internal and external market studies and trends, which generally include, but are not limited to, statistics on population demographics and unemployment rates.

Using all available information, the Company calculates its best estimate of projected cash flows for each asset. While many of the estimates are calculated based on historical and projected trends, all estimates are subjective and change as market and economic conditions change. The determination of fair value also requires discounting the estimated cash flows at a rate the Company believes a market participant would determine to be commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in determining each asset’s fair value depends on the asset’s projected life and development stage.

No long-lived asset impairment losses were recognized during the nine months ended September 30, 2015 and 2014.

Investments—Investments consist of fixed-income corporate debt securities, invested in the financial sector, and certificates of deposit, with original maturity dates greater than three months. As fixed-income and certificates of deposit securities are purchased with the intent and ability to hold to maturity, they are classified as “held to maturity” and are carried at cost or amortized cost. At September 30, 2015 and December 31, 2014, all fixed-income and certificates of deposit investments, with a total carrying value of $25.0 million and $30.6 million, mature in one year or less from the condensed consolidated balance sheet date.

Inventories—Inventories include primarily land held for development and sale. Inventories are stated at cost, less reimbursements, unless the inventory within a community is determined to be impaired, in which case the impaired inventory would be written down to fair market value. Capitalized inventory costs include land, land development, real estate taxes, and interest related to development and construction. Land development costs can be further broken down to costs incurred to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, utilities, roads, and bridges; and site costs, such as grading and amenities, to bring the land to a finished state. Project litigation costs are charged to expense when incurred. Costs that cannot be clearly associated with the acquisition, development, and construction of a real estate project and selling expenses are expensed as incurred. Certain public infrastructure project costs incurred by the Company are eligible for reimbursement, typically, from the proceeds of CFD bond debt.

A portion of capitalized inventory costs is allocated to individual parcels within a project using the relative sales value method. Under the relative sales value method, each parcel in the project under development is allocated costs in proportion to the estimated overall sales prices of the project such that each parcel to be sold reflects the same gross profit margin. Since this method requires the Company to estimate the expected sales price for the entire project, the profit margin on subsequent parcels sold will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total cost of the project.

Fair Value Measurements—The Company follows guidance for fair value measurements and disclosures that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly

Level 3—Significant inputs to the valuation model are unobservable

In instances where the determination of the fair value measurements is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts of the Company’s cash and cash equivalents, restricted cash and certificates of deposit, investments, receivables, accounts payable and other liabilities approximate the fair value due to their short-term nature, while the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions.

Income Taxes—The Company has elected to be treated as a corporation for U.S. federal, state, and local tax purposes. The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and attributable to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or paid. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax-planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse effect or beneficial effect on the Company’s income tax provision and net income or loss in the period the determination is made. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Organizational and Offering Costs—Specific costs incurred by the Company that are directly attributable to the planned offering of the Company’s Class A and Class B common shares will be deferred and charged against the gross proceeds of the offering (Note 6). Organization costs that do not qualify as specific costs directly attributable to the issuance of the Company’s common shares will be expensed when incurred.

Earnings per Class A Unit—Basic earnings per Class A unit is computed by dividing net earnings attributable to the Company by the weighted average number of Class A units outstanding for the period. Diluted earnings per Class A unit reflects the potential dilution that could occur if Class B members acquire Class A units from the Company in exchange for Intermediary units or Newhall units and the cancellation of the corresponding Class B units.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2017 for public entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (VIEs), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2016. The adoption of ASU No. 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts). In August 2015, the FASB issued ASU No. 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarifies the guidance set forth in ASU No. 2015-03. ASU 2015-15 provides additional guidance regarding debt issuance costs associated with line-of-credit arrangements, stating that the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred issuance costs ratably over the term of the line-of-credit arrangement. ASU No. 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of ASU 2015-03 is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 requires retrospective adoption and is effective for the Company for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the impact ASU No. 2015-07 will have on its consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which amends Business Combinations (Topic 805). The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU No. 2015-16 is effective for fiscal years and interim periods beginning after December 15, 2015. The amendments in this update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. We do not expect ASU No. 2015-16 to have a material impact on our financial position, results of operations or disclosures.

3.	PROPERTIES AND EQUIPMENT

Properties and equipment as of September 30, 2015 and December 31, 2014, consisted of the following (in thousands):

	2015	2014

Agriculture properties	$29,127	$29,113
Club properties	5,410	5,256
Other	3,532	3,201

Total properties and equipment	38,069	37,570

Accumulated depreciation	(4,520)	(3,922)

Properties and equipment—net	$33,549	$33,648

4.	RECEIVABLES AND OTHER ASSETS

Receivables and other assets as of September 30, 2015 and December 31, 2014, consisted of the following (in thousands):

	2015	2014

Trade receivables of operating properties	$563	$512
Land operations, CFD and other receivables	65	20,631
Prepaid expenses and fees	1,065	1,270
Builder school fee receivable from third parties	2,033	3,892
Deposits—infrastructure projects	763	763
Pension assets	488	849
Deferred equity offering costs	4,896	—
Deferred debt offering costs	157	—
Other	841	1,195

	$10,871	$29,112

5.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of September 30, 2015 and December 31, 2014, consisted of the following (in thousands):

	2015	2014

Accounts payable	$2,893	$2,631
Other liabilities:
Project accruals	3,288	3,844
General development obligations	59,152	57,505
Developer school obligations	592	1,562
Deferred revenue on land sales	3,804	16,997
Deferred price and profit participation	3,090	1,835
Club membership liabilities	5,272	6,375
Pension liabilities	5,341	6,485
Environmental remediation - energy operations	3,416	3,236
Warranty accrual	2,381	2,410
Other	9,601	10,498

Total accounts payable and other liabilities	$98,830	$113,378

General development obligations consist of obligations to fund or complete certain development activities predominately associated with prior land sales in which there is no associated deferred revenue. Included in accounts payable and other liabilities in the Company’s condensed consolidated balance sheets (within general development obligations in the table above) is a liability for $8.3 million and $7.6 million, respectively, secured by certain real estate assets of the Company with a carrying value of approximately $22.9 million and $21.7 million, at September 30, 2015 and December 31, 2014, respectively. The liability represents an April 2011 third party dispute settlement related to a prior land sale; the terms of which include the Company issuing a $12.5 million non-interest-bearing promissory note with remaining principal paydowns of $5.0 million due April 2016 and $5.0 million due April 2018. The Company recorded a discount on the face value of the promissory note at an imputed interest rate of approximately 12.8%. Amortization expense of this discount is capitalized to the Company’s inventory each period. During each of the nine months ended September 30, 2015 and 2014, the Company capitalized amortization expense of $0.7 million.

6.	RELATED PARTY TRANSACTIONS

The Company has engaged Five Point Communities Management, Inc. (the “Management Company”), as an exclusive independent contractor to generally supervise the day-to-day affairs of the Company and the assets of its subsidiaries. The Company awarded the Management Company a 2.48% ownership interest in the Company in connection with its engagement as development manager. The Management Company is owned by Lennar Homes of California, Inc. (“LHC”), a subsidiary of Lennar Corporation (“Lennar”), and Mr. Emile Haddad. At both September 30, 2015 and December 31, 2014, LHC and Mr. Haddad held 14.65% and 0.68%, respectively, of the Company’s Class A and Class B units issued and outstanding. Additionally, the Management Company and LHC each control one of the seven seats on the Company’s Board. The initial term of the management agreement commenced on July 31, 2009, and was for five years, with an option for two renewal terms of three years each. The Company elected to exercise the first renewal option in 2014. During the nine months ended September 30, 2015 and 2014, development fees expensed were $3.8 million and $3.6 million, respectively, which were recorded as management fee expense—related party in the condensed consolidated statements of income. The Company is a party to a cost sharing agreement related to costs incurred in connection with the Agreement discussed in Note 1. The Management Company is acting as administrative agent for all the parties to the cost sharing agreement. At September 30, 2015, the Company had a payable to the Management Company for $0.3 million included in payable to related party in the accompanying condensed consolidated balance sheet related to deferred equity and debt offering costs incurred under the cost sharing agreement.

A summary of revenues and assets for the nine months ended September 30, 2015 and 2014 and as of September 30, 2015 and December 31, 2014, resulting from transactions with Lennar and its subsidiaries is as follows (in thousands):

	Nine Months Ended September 30,
	2015	2014

Revenues—land sales:
Sales (1)	$1,756	$20,169
Marketing fees (2a)	1,017	831
Builder school fees and other builder fees (2b)(i)	2,194	1,305

	$4,967	$22,305

	September 30, 2015	December 31, 2014

Assets—builder school fees and other builder fees (2b)(ii)	$4,791	$4,690

Liabilities—deferred revenue(2c)	$1,219	$—

(1)	In the normal course of business, the Company may enter into purchase and sales agreements (“PSAs”) with Lennar and its subsidiaries. In such situations, only the noninterested managers of the Board shall have the right to approve such arrangements.

(2)	The Company is a party to certain PSAs with LHC, related to the West Creek, West Hills, and River Village communities. These PSAs are related to homesites sold to LHC in 2006 and 2007. The Company is obligated to complete certain postclosing improvements within the communities and LHC is committed to support the issuance of community facility district bonds, pay marketing fees concurrent with home escrow closings, and pay certain builder fees among other contractual obligations. Builder fees are predominately school fees, but in some cases can include additional fees such as sanitation and library fees. Pursuant to the terms of the PSAs:

a.	Marketing fee revenue—The Company is to receive a 1% marketing fee at the close of escrow on the home purchase price, as defined, charged by the home builder for a residence.
b.	Builder school fee and other builder fee payments:

i.	Builder school fee and other builder fee revenue—For certain property sales, no developer school fee or other builder fees are due to a school district or other government agency from the Company. In such instances, since no amounts are accrued as a liability and due to the contingent nature of the revenue, the Company defers recognition of the related party revenue until collection.

ii.	Builder school fee and other builder fee receivables—The Company is to receive a per-homesite builder school fee payment or other builder fee payment from LHC prior to LHC obtaining a building permit. In most cases, a building permit is not issued until the Company pays its obligation to the local school districts or other government agency for the associated developer school or other fees, which approximates the amount of the builder fee received from LHC.

c.	Deferred revenue—Deferred revenues include deferred profit participation payments and deferred builder fee revenues.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain public facilities. The Company has a bonding agreement with Lennar and certain of its defined subsidiaries. The Company is required to reimburse these entities for performance bond premiums paid by them subject to a defined premium cap. At

September 30, 2015 and December 31, 2014, the Company had approximately $5.0 million and $16.7 million, respectively, of performance bonds outstanding that were subject to the bonding agreement (see Note 7). Bond premiums expensed were insignificant in each of the nine months ended September 30, 2015 and 2014.

7.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments—The Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate, which the Company does in the routine conduct of its business.

The Company is subject to a water purchase agreement requiring annual payments in exchange for the delivery of water for the Company’s exclusive use. The agreement has an initial 35-year term, which expires in 2039 with an option for a second 35-year term. At September 30, 2015, the aggregate annual minimum payments remaining under the initial term total $39.8 million, with the next payment due in 2016. The annual minimum payments for years 2016 to 2020 are $1.1 million, $1.2 million, $1.2 million, $1.2 million, and $1.3 million, respectively.

On January 4, 2012, the Company entered into an agreement with Los Angeles County, in which the Company will finance up to a maximum of $45.8 million for the construction costs of an interchange project that Los Angeles County is administering. The interchange project is a critical infrastructure project that will benefit the Company’s land holdings. Under the agreement, the Company made a $2.0 million payment in 2012 and a $10.0 million payment in December 2014, and among other things, is required to make subsequent payments of $10.0 million in December 2015, and the remainder of the actual construction costs, up to $23.8 million, due in December 2016. There is also a provision for the Company to pay Los Angeles County interest on defined construction costs incurred prior to the reimbursement dates noted above. Upon the final payment in 2016, Los Angeles County will credit the Company, in the form of bridge and thoroughfare construction fee district fee credits, an amount equal to the Company’s actual payments, exclusive of any interest payments. These credits are eligible for application against future development fees the Company may incur. At September 30, 2015 and December 31, 2014, the Company had $13.8 million and $6.1 million, respectively, in general development obligations included in accounts payable and other liabilities in the accompanying condensed consolidated balance sheets, representing unreimbursed construction costs payable to Los Angeles County.

The Company is committed under various letters of credit to perform certain development activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $2.7 million at both September 30, 2015 and December 31, 2014. These letters of credit are secured by restricted cash and certificates of deposit.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $8.4 million and $20.0 million as of September 30, 2015 and December 31, 2014, respectively, inclusive of performance bonds subject to the bonding agreement with Lennar (see Note 6).

Contingencies

California Department of Fish and Wildlife Permits—On December 3, 2010, the California Department of Fish and Wildlife (“CDFW”) issued a Master Streambed Alteration Agreement and two Incidental Take Permits for endangered species, and certified the final Environmental Impact Report (“EIR”) portion of the Newhall Ranch Environmental Impact Statement/EIR (“EIS/EIR”). The EIS/EIR was a document jointly prepared by CDFW and the U.S. Army Corps of Engineers (the “Corps”). The Corps prepared and approved the EIS portion of the joint document under the National Environmental Policy Act (“NEPA”). The CDFW prepared and certified the EIR portion of the EIS/EIR under the California Environmental Quality Act (“CEQA”) on December 3, 2010. On January 3, 2011, five petitioners filed a complaint in Los Angeles County Superior Court (the “Superior Court”) challenging the issuance of the permits and certification of CDFW’s Final EIR under CEQA, the California Endangered Species Act (“CESA”), and the Fish and Game Code and requesting, among other forms of relief, that the Superior Court vacate and set aside the permits and suspend activities that would prejudice the consideration of or implementation of particular mitigation measures or alternatives until CDFW achieved compliance with the laws. On October 15, 2012, the Superior Court granted the petitioners’ request to set aside the EIR and CDFW project approvals pending compliance with CEQA, CESA, and the Fish and Game Code. The Company and CDFW each filed an appeal of the Superior Court’s decision and judgment on the alleged grounds that the Superior Court exceeded its authority and failed to defer to CDFW with respect to a number of scientific issues directly related to plant and fish resources. On March 20, 2014, the Court of Appeal of the State of California (the “Court of Appeal”) reversed the trial court’s judgment in full. On July 9, 2014, the California Supreme Court (the “Supreme Court”) granted a petition to review three issues of the Court of Appeal’s decision.

In a ruling filed November 30, 2015, the Supreme Court reversed the judgment of the Court of Appeal. The ruling addressed three issues: the EIR’s greenhouse gas (“GHG”) emissions analysis of the proposed Newhall Ranch development, the EIR’s mitigation measures for a protected fish species (the “Stickleback”) and the timeliness of comments on impacts to cultural resources and another species of fish, the steelhead smolt. The Supreme Court approved the EIR’s methodology analyzing the significance of the project’s GHG emissions in terms of reductions from projected “business as usual” emissions consistent with the statewide reduction mandate in California’s Global Warming Solution Act of 2006 (“AB 32”), however, the Supreme Court held that the GHG analysis lacked supporting evidence and explanation correlating the project-specific reductions to AB 32’s mandated statewide reductions. The Supreme Court held that in this respect the GHG emissions analysis must be corrected. On the second issue, the Supreme Court held the EIR mitigation measures for Stickleback violated the Fish and Game Code section 5515 prohibition on the “take” of fully-protected fish. On the third issue, the Supreme Court held that certain comments on cultural resources and steelhead smolt were timely submitted and remanded these issues to the Court of Appeal for a decision on whether substantial evidence supported the CDFW’s determinations on these issues.

As to the first two issues above, the Supreme Court decision requires CDFW to reevaluate its project approvals (as they relate to these specific issues) in accordance with the Supreme Court’s holding, and complete a regulatory analysis, public review and certification under CEQA. The Company is currently consulting and working with CDFW to complete these actions. As to the third issue, the Court of Appeal must review its prior decision, and, in the event that it finds that the cultural resources and steelhead smolt issues raised by petitioners were not adequately addressed under CEQA, additional regulatory analysis, public review and certification under CEQA may be necessary as to these issues as well.

Procedurally, on December 14, 2015, the petitioners filed a petition for rehearing/modification of the Supreme Court’s decision. The request is directed at the protected species issue and the Supreme Court’s precise directive to the Court of Appeal on remand on this issue only. Also on December 14, 2015, the Supreme Court granted its own extension to February 26, 2016 in which to grant or deny petitioners’ rehearing request. In light of these procedural developments, on December 15, 2015, the Company filed a request for rehearing as to the GHG and protected species issues. The Supreme Court is expected to rule on both rehearing requests by the February deadline.

The monetary impact of the Supreme Court’s ruling cannot be estimated at this time. Although the ruling does not include any monetary damage awards, it has resulted in the need to reassess certain elements of the project’s potential impacts, and will result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Newhall Ranch, and which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain CDFW’s approval of the corrected EIR. In addition, the ruling has resulted in delays in construction that have been taken into account in the Company’s anticipated delivery dates, but could result in further delays beyond those currently anticipated and reflected in the Company’s anticipated delivery dates. The Supreme Court’s ruling could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Landmark Village—The Los Angeles County Board of Supervisors (the “BOS”) certified the final EIR and adopted project approvals for Newhall Ranch’s Landmark Village development area in October 2011, and approved the vesting tentative map, general, specific and local plan amendments and various project permits and other authorizations in February 2012. In March 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit the Company from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On January 31, 2014, the Superior Court issued a favorable Statement of Decision, which denied petitioners’ request and upheld the BOS approvals. The petitioners filed a notice of appeal on the trial court’s decision. On April 21, 2015, the Court of Appeal reaffirmed the Superior Court’s decision. The petitioners have filed a petition for review with the Supreme Court as to one issue, GHG emissions and have requested that the Supreme Court grant review and hold the briefing until the Supreme Court resolves the same GHG issue pending in the California Department of Fish and Wildlife action noted above. On August 19, 2015, the Supreme Court granted the petitioners’ request to review the GHG issue but ordered that the action be deferred pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued an order disposing of the Landmark Village action. Therefore, the Company cannot predict the outcome of the related GHG issue in the Landmark Village matter. The monetary impact of an adverse ruling in this proceeding cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, an adverse ruling on the GHG emissions issue could result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Landmark Village, and which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain Los Angeles County’s approval of the corrected EIR, which could in turn delay the commencement of construction. An adverse ruling in this proceeding could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Mission Village—In October 2011, the BOS certified the final EIR and provisionally approved Newhall Ranch’s Mission Village development area subject to review of the project’s approval documents, findings, overriding considerations, and mitigation monitoring. On May 15, 2012, the BOS adopted the project approval documents, including the vesting tentative map, permits and other authorizations. On June 13, 2012, five petitioners filed a petition in the Superior Court challenging the approvals and certification of the EIR on the alleged grounds that Los Angeles County violated CEQA, the Subdivision Map Act and state planning and zoning laws and requesting, among other forms of relief, that the Superior Court vacate and set aside the BOS decisions and prohibit the Company from taking actions to implement the development until Los Angeles County achieved compliance with the laws. On June 9, 2014, the Superior Court issued a favorable Statement of Decision, which denied the petition in its entirety. The petitioners filed a notice of appeal on the Superior Court’s decision. Briefing was completed in February 2015, and the Court of Appeal held oral argument on July 17, 2015. On September 29, 2015, the Court of Appeal affirmed the Superior Court’s decision in full. On November 3, 2015, petitioners filed a petition for review with the Supreme Court as to one issue, GHG, and have requested that the Supreme Court grant review and hold briefing until the Supreme Court resolves the same GHG issue pending in the California Department of Fish and Wildlife action noted above. On December 9, 2015, the Supreme Court granted petitioners’ “grant and hold” request. The Supreme Court also deferred briefing pending disposition of the related GHG issue in the California Department of Fish and Wildlife action noted above.

While the Supreme Court has issued its ruling on the related GHG emissions issue in the California Department of Fish and Wildlife action, the Supreme Court has not yet issued any order disposing of the Mission Village action. Therefore, the Company cannot predict the outcome of the related GHG issue in the Mission Village matter. The monetary impact of an adverse ruling in this proceeding cannot be estimated at this time. Although this proceeding does not include any monetary damage claims, an adverse ruling on the GHG emissions issue could result in the need to modify certain aspects (such as specific mitigation measures or project design features) related to the development plan for Mission Village, and which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain Los Angeles County’s approval of the corrected EIR, which could in turn delay the commencement of construction. An adverse ruling in this proceeding could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Other Permits—On August 31, 2011, the Corps approved the EIS portion of the joint EIS/EIR and issued its provisional Section 404 Clean Water Act authorization (the “Section 404 Permit”) for Newhall Ranch. On September 14, 2012, the Los Angeles Regional Water Quality Control Board (the “Regional Board”) unanimously adopted final section 401 conditions and certified the Section 404 Permit. On October 12, 2012, opponents filed a petition for review and reconsideration of the Regional Board’s actions to the State Water Resources Control Board (the “State Board”). The State Board has not determined whether to accept or deny the petition; however, the Regional Board actions remain valid while the petition is under review by the State Board. On October 19, 2012, after consulting with the U.S. Environmental Protection Agency (“USEPA”), the Corps issued the Section 404 Permit.

On March 6, 2014, five plaintiffs filed a complaint against the Corps and the USEPA in the U.S. District Court, Central District of California (Los Angeles) (the “U.S. District Court”). The complaint alleges that these federal agencies violated various statutes, including the Clean Water Act, NEPA, the Endangered Species Act and the National Historic Preservation Act in connection with the Section 404 Permit and requests, among other things, that the U.S. District Court vacate the Corps’ approvals related to the Section 404 Permit and prohibit construction activities resulting in the discharge of dredged or fill material into federal waters until the Corps issues a new permit. The Company was granted intervenor status by the U.S. District Court in light of its interests as the landowner and holder of the Section 404 Permit. In September 2014, the U.S. District Court issued an order granting motions to dismiss the USEPA from this action. The dispositive cross-motions for summary judgment were then filed and briefing was completed on May 18, 2015. The U.S. District Court reviewed and resolved all claims in the case by summary judgment following a hearing held on June 29, 2015. On June 30, 2015, the U.S. District Court issued a favorable order granting the Corps’ and the Company’s motions for summary judgment and denying plaintiff’s summary judgment motion. On September 1, 2015, plaintiffs filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit (the “Ninth Circuit”). The Ninth Circuit has not scheduled oral argument.

Until a decision has been made by the Ninth Circuit, the Company cannot predict the outcome of this matter. The monetary impact of an adverse Ninth Circuit ruling cannot be estimated at this time. Although the pending federal court case does not include any monetary damage claims, an adverse Ninth Circuit ruling could result in the need to modify the development plan for Newhall Ranch, which could reduce the number of homesites or amount of commercial square feet the Company is able to develop, increase the Company’s financial commitments to local or state agencies or organizations or otherwise reduce the profitability of the project, or adversely affect the length of time or the cost required to obtain the Corps’ reapproval, which could in turn delay the commencement of construction. An adverse Ninth Circuit ruling could also result in additional attorneys’ fees and costs or settlement costs, which may not be covered by insurance.

Valencia Water Company—On January 4, 2013, a complaint was filed at the California Public Utilities Commission (“CPUC”) against Valencia Water Company and the Castaic Lake Water Agency (the “Agency”) by two local environmental groups alleging that the December 21, 2012, sale of all of the shares of Valencia Water Company by the Company to the Agency through an eminent domain settlement agreement required CPUC approval. In September 2013, the Company became a party to the proceedings to assist the Agency in defending this complaint challenging the eminent domain settlement agreement. On February 27, 2014, the CPUC adopted its final decision determining that it no longer has jurisdiction to regulate Valencia Water Company following acquisition of all its shares by the Agency. The CPUC decertified the Valencia Water Company as a public utility and dismissed all complaints that were pending before the CPUC. The Company has filed a request for rehearing to appeal the CPUC’s decision to decertify the Valencia Water Company as a public utility and asking that the CPUC maintain jurisdiction over Valencia Water Company. The request for rehearing is pending and the Company has requested the CPUC defer the request for rehearing until final judgment in the eminent domain settlement agreement challenges described below.

On February 8, 2013, a local environmental group commenced an action in the Superior Court for writ of mandate and filed a complaint for invalidation, and injunctive and declaratory relief which, among other things, requests invalidation of the condemnation action and rescission of the eminent domain settlement agreement, and demands that the Company repay to the Agency any compensation and other consideration the Company received in connection with the transaction. The plaintiff alleges various violations of CEQA, the Code of Civil Procedure, the Agency’s enabling act, the state Constitution and the Government Code. The defendants include the Company and its subsidiary (Stevenson Ranch Venture LLC), the Agency and its board of directors and Valencia Water Company and its board of directors and general manager. After an October 31, 2013 hearing, the Superior Court dismissed the CEQA claim. At a March 20, 2014 hearing, the Superior Court granted the requests of the general manager of Valencia Water Company to dismiss the cause of action against him and to dismiss the cause of action to invalidate the eminent domain settlement agreement based on an alleged conflict of interest of the general manager. The petitioners filed an appeal on this conflict of interest claim following entry of judgment by the Superior Court and oral argument before the Court of Appeal occurred on August 27, 2015. On September 10, 2015, the Court of Appeal rejected the petitioners’ appeal and affirmed the trial court’s ruling on the conflict of interest claim. Petitioner filed a petition for review by the Supreme Court, which the Supreme Court denied on November 18, 2015. The Superior Court issued its ruling on the remaining causes of action on March 10, 2015, finding in favor of the Company, the Valencia Water Company and the Agency. On May 26, 2015, the petitioners filed their notice of appeal with respect to the remaining causes of action (i.e., the other claims beside the conflict of interest claim against Valencia Water Company’s general manager) following entry of judgment by the Superior Court, and briefing by the parties is underway.

On March 14, 2014, a local environmental group filed for writ of mandate in the Superior Court seeking an order directing the Agency to divest itself of all stock in Valencia Water Company acquired from the Company, based on the contention that the Agency lacked state constitutional authority to acquire such stock. The case was assigned to the same judge assigned to the suit challenging the eminent domain settlement agreement described above. The Company was not a direct party to the action, but intervened and filed a motion to strike the divestment remedy requested by the petitioners. In response, the local environmental group asked the Superior Court to dismiss this cause of action challenging the eminent domain settlement agreement, because it was already being litigated in the action filed on February 8, 2013 described above. On February 2, 2015, the Superior Court dismissed the cause of action. No claims against the Company remain in this lawsuit; the only remaining cause of action is against the Agency to force disclosure of documents under the California Public Records Act.

On April 21, 2014, the Newhall County Water District (“NCWD”), a local water retailer in the Santa Clarita Valley, filed a lawsuit in the Superior Court against the Agency alleging (1) the Agency is unlawfully providing retail water service in violation of the Agency’s enabling act; and (2) unlawful acquisition and ownership of Valencia Water Company’s stock in violation of Article XVI, section 17 of the state Constitution. NCWD’s writ petition/complaint seeks a writ of mandate: (1) directing the Agency to stop providing retail water service through Valencia Water Company; and (2) directing the Agency to divest itself of Valencia Water Company’s stock. The petition/complaint also seeks declaratory relief regarding unlawful retail water service and unlawful acquisition and holding of Valencia Water Company’s stock. The Company was not named as a party to the lawsuit, but intervened to assist the Agency in defending these challenges to the eminent domain settlement agreement. The Agency and the Company filed a motion for judgment on the pleadings that was scheduled for hearing on December 3, 2015. If that motion for judgment on the pleadings were unsuccessful, a hearing on NCWD’s petition for writ of mandate against the Agency was scheduled for December 17, 2015. On December 1, 2015, the Agency, NCWD and the Company filed a stipulation to stay this lawsuit until March 1, 2016, to allow settlement discussions initiated by the Agency. On December 2, 2015, the Superior Court issued an order staying the case until March 1, 2016, setting a status conference for March 17, 2016, and setting hearings for June 14, 2016, on the motion for judgment on the pleadings and, if the motion is denied, on the merits of NCWD’s claims.

Other—Other than the actions outlined above, the Company is also a party to various other claims, legal actions, and complaints arising in the ordinary course of business, the disposition of which, in the Company’s opinion, will not have a material adverse effect on the Company’s condensed consolidated financial statements.

As a significant land owner and developer of unimproved land it is possible that environmental contamination conditions could exist that would require the Company to take corrective action. In the opinion of the Company, such corrective actions, if any, would not have a material adverse effect on the Company’s condensed consolidated financial statements.

8.	EMPLOYEE BENEFIT PLANS

Retirement Plan—The Newhall Land and Farming Company Retirement Plan (the “Retirement Plan”) is a defined benefit plan that is funded by the Company and qualified under the Employee Retirement Income Security Act. For the nine months ended September 30, 2015, the Company contributed $0.6 million to the Retirement Plan. The Company anticipates contributing approximately $0.9 million in total to the Retirement Plan during the year ending December 31, 2015.

In October 2013, the Company was notified by the Pension Benefit Guaranty Corporation (PBGC), that the common stock sale of the Company’s subsidiary, Valencia Water Company, to a third party and the corresponding reduction in the active participant count for the Retirement Plan triggered a Section 4062(e) liability for cessation of operations. After providing the PBGC with further information related to the transaction and financial information, the PBGC notified the Company on October 22, 2015 that no further action would be taken by the PBGC.

The components of net periodic benefit for the nine months ended September 30, 2015 and 2014, are as follows (in thousands):

	2015	2014

Net periodic benefit:
Interest cost	$624	$700
Expected return on plan assets	(782)	(749)
Amortization of net actuarial loss	69	11

Net periodic benefit	$(89)	$(38)

9.	INCOME TAXES

Upon formation, the Company elected to be treated as a corporation for U.S. federal, state, and local tax purposes. All operations are carried on through the Company’s subsidiaries that are pass-through entities that are generally not subject to federal or state income taxation, as all of the taxable income, gains, losses, deductions, and credits are passed through to the partners. The Company is responsible for income taxes on its share of taxable income or loss passed through from the operating subsidiaries.

During the nine months ended September 30, 2015 and 2014, the Company recorded a deferred tax provision of $0.4 million and $6.9 million, respectively. The effective tax rates for the nine months ended September 30, 2015 and 2014 were approximately 30% and 26%, respectively. The effective tax rate for the nine months ended September 30, 2014 includes a benefit for the anticipated reversal in 2014 of the Company’s deferred tax asset valuation allowance.

As of September 30, 2015 and December 31, 2014, the Company’s deferred tax liability—net, included in the condensed consolidated balance sheets were $8.9 million and $8.5 million, respectively.

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of unamortized defined benefit pension plan net actuarial losses that totaled $2.7 million, net of tax benefits, at both September 30, 2015 and December 31, 2014. Net actuarial gains or losses are re-determined annually or upon remeasurement events and principally arise from changes in the rate used to discount benefit obligations and differences between expected and actual returns on plan assets. Reclassifcations from accumulated other comprehensive loss to net income for the nine months ended September 30, 2015 and 2014 related to amortization of net actuarial losses were approximately $30,000 and $6,000, net of taxes, respectively, and are included in selling, general and administrative expenses on the accompanying condensed consolidated statements of income.

11.	NET INCOME PER CLASS A UNIT

The following table reconciles the numerator and denominator in computing the Company’s basic and diluted per Class A unit computations for net income attributable to the Company for the nine months ended September 30, 2015 and 2014 (in thousands, except units and per unit data):

	2015	2014
Numerator:
Net income	$962	$19,075
Income attributable to noncontrolling interests	(350)	(6,735)

Numerator for basic and diluted net income available to Class A common unitholders per Class A unit	$612	$12,340

Denominator:
Basic and diluted weighted average Class A units outstanding (1)	231,730,227	231,630,000

Basic and diluted earnings per Class A unit:
Net income available to Class A unitholders per Class A unit	$0.00	$0.05

(1)	The diluted weighted average Class A units outstanding for the nine months ended September 30, 2015 and 2014 exclude the effect of 81,103,407 and 81,203,634 contingently issuable units, respectively, related to the Exchange Transactions as they were antidilutive.

12.	BUSINESS SEGMENTS

The Company conducts primarily all of its business in the following four reportable segments: 1) real estate development; 2) golf operations; 3) agriculture operations; and 4) energy operations. In prior periods, the Company reported real estate operations as its only reportable segment. However, the Company’s golf, agriculture, and energy operations currently meet the quantitative and qualitative factors of reportable operating segments, and therefore, the Company has retrospectively changed its segment presentation to include golf operations, agriculture operations, and energy operations to conform to the 2015 presentation for all periods presented. The change in reportable segments had no effect on the Company’s condensed consolidated balance sheets, statements of income, comprehensive income or cash flows for the periods presented.

Real estate development operations include the Company’s entitlement and development of the Newhall master planned community located on the Company’s land holdings in north Los Angeles County, California. Real estate development operations also includes the sale of land holdings in Valencia, California and Sacramento, California along with development related activities in those areas such as supporting CFD bond issuances, marketing, and community relations. The golf operations segment generates revenues and costs from the operation of The Tournament Players Club at Valencia Golf Course, a private golf club located in Los Angeles County. The agriculture operations segment generates revenues and costs from crop production and leasing activity. The energy operations segment generates revenues and costs from royalty-based lease agreements with oil and gas operators. All operations of the Company are within the United States.

The Board evaluates segment performance based primarily on revenues and contribution to income. Segment operating results are as follows (in thousands):

	Nine Months Ended September 30, 2015
	Revenues	Contribution to Income
Real estate development	$21,051	$355
Golf club operations	5,369	428
Agriculture operations	2,351	71
Energy operations	939	524

Total	29,710	1,378
Other unallocated amounts	—	(416	)(1)

Consolidated total	$29,710	$962

(1)	The Company does not allocate the income tax provision to operating segments.

	Nine Months Ended September 30, 2014
	Revenues	Contribution to Income
Real estate development	$46,747	$23,917
Golf club operations	4,751	(14)
Agriculture operations	2,255	377
Energy operations	1,986	1,658

Total	55,739	25,938
Other unallocated amounts	—	(6,863	)(1)

Consolidated total	$55,739	$19,075

(1)	The Company does not allocate the income tax provision to operating segments.

The assets by segment and the reconciliation of total segment assets to total assets in the condensed consolidated balance sheets are as follows (in thousands):

	September 30, 2015	December 31, 2014
Real estate development	$258,225	$253,986
Golf club operations	5,330	5,381
Agriculture operations	28,270	28,333

Total	291,825	287,700
Corporate level cash, cash equivalents, restricted cash, investments and deferred offering costs	170,773	186,475

Consolidated total	$462,598	$474,175

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2015, the date the condensed consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to September 30, 2015 that require adjustments to or disclosure in the Company’s condensed consolidated financial statements.

* * * * * *

INDEPENDENT AUDITORS’ REPORT

To the Members of

The Shipyard Communities, LLC

San Francisco, California

We have audited the accompanying consolidated financial statements of The Shipyard Communities, LLC, a Delaware limited liability company, and its subsidiaries (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, members’ capital, and cash flows for the year ended December 31, 2014, and the period from May 23, 2013 (date of formation), to December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Shipyard Communities, LLC and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the year ended December 31, 2014, and the period from May 23, 2013 (date of formation), to December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California

December 18, 2015

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(In Thousands)

	2014	2013

ASSETS

CASH	$52,790	$5,288

LAND HELD FOR DEVELOPMENT	346,185	239,800

OTHER ASSETS	8,323	2,168

TOTAL	$407,298	$247,256

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Accounts payable and other liabilities	$27,851	$5,454
Note payable	228,901	5,000

Total liabilities	256,752	10,454

COMMITMENTS AND CONTINGENCIES (Note 6)

MEMBERS’ CAPITAL	150,546	236,802

TOTAL	$407,298	$247,256

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014, AND THE PERIOD FROM

MAY 23, 2013 (DATE OF FORMATION), TO DECEMBER 31, 2013

(In Thousands)

	2014	2013

REVENUE—Other revenue	$479	$276

EXPENSES:
Field	681	290
Builder marketing	1,647	361
General and administrative	4,520	2,367

Total expenses	6,848	3,018

NET LOSS	$(6,369)	$(2,742)

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2014, AND THE PERIOD FROM

MAY 23, 2013 (DATE OF FORMATION), TO DECEMBER 31, 2013

(In Thousands)

	UST Lennar HW Scala SF Joint Venture	HPSCP Opportunities LP	Total
BALANCE—May 23, 2013 (date of formation)	$—	$—	$—
Contributions	244,544	125,000	369,544
Distributions	(130,000)		(130,000)
Net loss	(1,835)	(907)	(2,742)

BALANCE—December 31, 2013	112,709	124,093	236,802
Contributions	14,100		14,100
Distributions	(73,675)	(20,312)	(93,987)
Net loss	(4,386)	(1,983)	(6,369)

BALANCE—December 31, 2014	$48,748	$101,798	$150,546

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014, AND THE PERIOD FROM

MAY 23, 2013 (DATE OF FORMATION), TO DECEMBER 31, 2013

(In Thousands)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,369)	$(2,742)
Adjustments to reconcile net loss to net cash used in operating activities—changes in operating assets and liabilities:
Other assets	(6,155)	(2,168)
Land held for development	(106,385)	(14,761
Accounts payable and other liabilities	22,397	3,891

Net cash used in operating activities	(96,512)	(15,780)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	223,901	5,000
Contributions from members	14,100	146,068
Distributions to members	(93,987)	(130,000)

Net cash provided by financing activities	144,014	21,068

NET INCREASE IN CASH	47,502	5,288

CASH—Beginning of period	5,288

CASH—End of period	$52,790	$5,288

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to land held for development	$3,266	$2,860

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES—Contribution of net assets from members	$—	$223,476

See notes to consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014, AND THE PERIOD FROM MAY 23, 2013 (DATE OF FORMATION), TO DECEMBER 31, 2013

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

The Shipyard Communities, LLC, a Delaware limited liability company, was formed on May 23, 2013, for the purpose of developing and selling multiphase, mixed-use properties located in San Francisco, California (the “Projects”). The Shipyard Communities, LLC and its subsidiaries are herein referred to as the “Company.”

UST Lennar HW Scala SF Joint Venture (“Lennar Member”) is the managing member of the Company, and HPSCP Opportunities, LP (HPSCP) is the nonmanaging member of the Company. The Company shall continue perpetually until the Company is dissolved pursuant to the amended and restated operating agreement entered into on May 31, 2013 (the “Agreement”), as amended through December 31, 2014.

On May 23, 2013, the Company was formed by Lennar Member, which owned 100% of the Company’s interests. On May 30, 2013, HPSCP contributed $100 million in cash for a 25% ownership interest, while Lennar Member contributed all of its equity interests in HPS Development Co., LP and CP Development Co., LP to the Company at an agreed-upon value of $400.0 million, less a special distribution of $100.0 million, for a 75% ownership interest. HPSCP subsequently contributed $25.0 million in cash for an additional 6.25% ownership interest. Pursuant to the accounting principles generally accepted in the United States of America (“GAAP”), as the monetary assets are not at least one-half of the fair value of the total exchange for equity interests, there is no step-up in the basis of the contributed assets.

The members of the Company and their ownership interests as of December 31, 2014 and 2013, are as follows:

	2014	2013

Lennar Member	68.75%	68.75%
HPSCP	31.25	31.25

Total	100.00%	100.00%

The Company is the owner of 100% of the equity interests in the following consolidated subsidiaries as of December 31, 2014:

1.	HPS Development Co., LP	12.	HPS1 Block 55, LLC
2.	CP Development Co., LP	13.	HPS1 Block 56/57, LLC
3.	HPS Vertical Development Co.-B, LP	14.	HPS1 Block 48-1A, LLC
4.	CP/HPS Development Co. GP, LLC	15.	HPS1 Block 48-1B, LLC
5.	CP/HPS Development Co.-C, LLC	16.	HPS1 Block 48-2A, LLC
6.	HPS1 Block 1, LLC	17.	HPS1 Block 48-2B, LLC
7.	HPS1 Block 50, LLC	18.	HPS1 Block 48-3A, LLC
8.	HPS1 Block 51, LLC	19.	HPS1 Block 48-3B, LLC
9.	HPS1 Block 52, LLC	20.	HPS Vertical Development Co.-D/E, LLC
10.	HPS1 Block 53, LLC	21.	HPS Vertical Development Co., LLC
11.	HPS1 Block 54, LLC	22.	Candlestick Retail Member, LLC

Allocations of profits and losses and cash distributions are made to the members in the priority defined in the Agreement. The Agreement provides that the Lennar Member is entitled to a preference return on Lennar preferred capital contributions, as defined in the Agreement. Lennar preferred capital contributions include all capital contributed by Lennar Member to the Company through such time pursuant to the Lennar commitment and in accordance with the terms of the Agreement. During the commitment period (ending the third anniversary after May 23, 2013), Lennar Member has committed to contribute an aggregate amount of up to $100.0 million in preferred capital contributions to the Company if additional capital is required in excess of available cash. This capital commitment decreases over time and as the Company obtains debt financing guaranteed by Lennar Member (excluding EB-5 loans and the $65.1 million note described in Note 4). As of December 31, 2014 and 2013, the Company has obtained debt financing of $30.0 million that qualified to reduce the capital commitment; therefore, the Lennar preferred capital commitment has been reduced to $70.0 million as of December 31, 2014 and 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with GAAP. In December 2015, the Company changed its year end to December 31 for financial reporting purposes.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as detailed in Note 1 above. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash—As of December 31, 2014 and 2013, cash consisted entirely of demand deposits with a financial institution.

Concentration of Credit Risk—The Company has its cash on deposit with a high-quality financial institution. Accounts at this financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Land Held for Development—Land held for development consists of land, land improvements, and vertical construction costs (“Land Held for Development”) and is carried at the lower of cost or fair value, less cost to sell. Currently, there are two projects being developed by the Company, Hunter’s Point Shipyard Phase 1 (“Phase 1”) and Candlestick Point/Hunters Point Shipyard Phase 2 (“Phase 2”).

Phase 1—Phase 1 is a portion of a shipyard closed by the U.S. Navy in 1974, located on the western shore of San Francisco Bay, that will include both market rate and affordable residential for-sale and rental homesites. Phase 1 was approved by the City of San Francisco and the State of California during 2005, and on April 5, 2005, the project was originally transferred to a predecessor to the Lennar Member for $1, who subsequently contributed or sold the property to HPS Development Co., LP. The Disposition and Development Agreement for Phase 1 (“Phase 1 DDA”) of the project entitles the Office of Community Investment and Infrastructure, the Successor to the Redevelopment Agency of the City and County of San Francisco (the “Agency”) to receive reimbursement for its costs incurred in connection with the Phase 1 DDA and return of certain profits (as described in the Phase 1 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Phase 2—Phase 2 is located on the western shore of San Francisco Bay, and will include both market rate and affordable for-sale and rental housing, as well as office buildings and retail space. On October 29, 2010, CP Development Co., LP entered into a Disposition and Development Agreement (“Phase 2 DDA”) with the Agency for development of the project. The Agency will convey portions of the property owned or acquired by the Agency, as provided in the Phase 2 DDA, to the Company, which will be developed in phases. The Company will pay certain fixed annual fees to the Agency and will reimburse the Agency for reasonable costs and expenses actually incurred and paid by the Agency in performing its obligations under the Phase 2 DDA. The Agency can also earn a return of certain profits (as described in the Phase 2 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Capitalization of Costs—Costs related to the Projects that are incurred prior to the Company acquiring the Projects are capitalizable when the following conditions are met: (i) the costs are directly identifiable with the Projects and (ii) acquisition of the Projects or an option to acquire the Projects is probable. Preacquisition costs include due diligence costs that include legal expenses and planning and infrastructure design costs associated with the acquisition of the Projects. In addition, certain indirect costs, including property taxes, are capitalized during the development period. Construction overhead and selling expenses are expensed as incurred. As of December 31, 2014, both Phase 1 and Phase 2 are in the development period.

Impairment of Long-Lived Assets—The Company reviews Land Held for Development for impairment on an annual basis. Generally accepted accounting principles require that if the undiscounted future cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. The projected cash flows for each project are significantly affected by estimates related to market supply and demand, homesite sizes, sales pace, sales prices, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials, and other factors related to each particular project.

The Company estimates the fair value of Land Held for Development, which is evaluated for impairment based on market conditions and assumptions made by management at the time Land Held for Development is evaluated, which may differ materially from actual results if market conditions or assumptions change. For example, further market deterioration or changes in assumptions may lead to the Company incurring impairment charges on inventory not currently impaired, but for which indicators of impairment may arise if further market deterioration occurs.

As of December 31, 2014 and 2013, the Company believes there has been no impairment of the carrying value of Land Held for Development.

Fair Value of Financial Instruments—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, notes payable and accounts payable. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s notes payable was $228.9 million and $5.0 million as of December 31, 2014 and 2013, respectively, using Level 2 inputs. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Income Taxes—The Company is a limited liability company, which is not a taxable entity. For federal and state income tax reporting purposes, the members are responsible for reporting their share of the Company’s income or loss on their income tax returns. Accordingly, no provision for income taxes has been reflected in the consolidated financial statements.

Recent Accounting Pronouncements—In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation to raise the threshold for disposals to qualify as discontinued operations and requires additional disclosures about disposal transactions. Under ASU No. 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component or group of components either (i) has been disposed of or (ii) is classified as held for sale. In addition, ASU No. 2014-08 requires additional disclosures about both (i) a disposal transaction that meets the definition of a discontinued operation and (ii) an individually significant component of an entity that is disposed of or held for sale that does not qualify for discontinued operations presentation in the financial statements. ASU No. 2014-08 is effective prospectively for interim and annual reporting periods beginning after December 15, 2014, with early adoption permitted. The Company adopted ASU No. 2014-08 in January 2015, which did not have an impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance, and is effective for public entities for interim and annual reporting periods beginning after December 15, 2017. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. Early application is not permitted. The

Company will adopt ASU No. 2014-09 on January 1, 2018. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in auditing standards generally accepted in the United States of America. Specifically, the amendments in this ASU No. 2014-15 (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the consolidated financial statements are issued (or available to be issued). The amendment is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2017. The adoption of ASU No. 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts). ASU No. 2015-03 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company is evaluating the impact of the adoption of ASU No. 2015-03 to the Company’s consolidated financial statements.

3.	LAND HELD FOR DEVELOPMENT

Land Held for Development as of December 31, 2014 and 2013, included the following (in thousands):

	2014	2013

Phase I	$114,650	$70,734
Phase II	231,535	169,066

Total	$346,185	$239,800

4.	NOTE PAYABLE

Beginning in October 2013, certain subsidiaries of the Company began entering into loan agreements with lenders that are authorized by the United States Citizenship and Immigration Services to raise capital from foreign nationals who seek to obtain permanent residency in the United States under the EB-5 Program. The combined rate of interest and fees on these loans is 4% and the maturity date is five years from the date the Company receives the funds. The EB-5 Series A and EB-5 Series B loans listed below are unsecured. The EB-5 Series C and EB-5 Series D/E loans are secured by pledges of interests in the borrowing entity. The EB-5 loans restrict a borrowing entity from making distributions to its parent entity to the extent that doing so would cause the borrowing entity not to maintain a cash balance sufficient to pay all principal and interest due in the following nine months. A schedule of the borrowings is provided below (in thousands):

			Loan	Interest	Maximum	Loan Balance
Loan Agreement	Lender	Borrowing Entity	Origination Date	Rate	Loan Amount	2014	2013

EB-5 Series A	Golden State Investment Fund I, LLC	HPS Development Co. LP	October 18, 2013	4.0%	$27,000	$25,000	$5,000
EB-5 Series B	Golden State Investment Fund II, LLC	HPS Vertical Development Co.-B, LP	February 10, 2014	4.0%	50,000	45,000
EB-5 Series C	Golden State Investment Fund III, LLC	CP/HPS Development Co.-C, LLC	January 23, 2014	4.0%	96,000	67,200
EB-5 Series D/E	SRBARC Fund 5, LLC	HPS Vertical Development Co.-D/E, LLC	October 29, 2014	4.0% - 4.50%	99,000	6,300

					$272,000	$143,500	$5,000

On December 13, 2013, HPS1 Block 53, LLC and HPS1 Block 54, LLC entered into construction loan agreements with East West Bank. No draws were made under these loans until February 2014. The maximum principal balance allowable and outstanding as of December 31, 2014, is $17.4 million and $11.2 million, respectively, under the Block 53 loan. The maximum principal balance allowable and outstanding as of December 31, 2014, is $12.6 million and $9.1 million, respectively, under the Block 54 loan. The interest rate is prime plus 2% per annum, with a floor of 5.0%, with a maturity date of December 13, 2018. At December 31, 2014 the interest rate was 5.25%. The construction loan is secured by the land held in HPS1 Block 53, LLC and HPS1 Block 54, LLC.

Scheduled annual principal payments on the notes payable (excluding the $65.1 million loan agreement discussed below), as of December 31, 2014, are as follows (in thousands):

2015	$—
2016
2017
2018	25,271
2019	138,500
Thereafter

Total	$163,771

On November 13, 2014, CP Development Co., LP entered into a loan agreement with an affiliate of CAM Candlestick LLC, an unaffiliated third party, in the amount of $65.1 million, bearing interest at 360-day LIBOR plus 2.0% (2.63% at December 31, 2014). The balance of $65.1 million is included in notes payable as of December 31, 2014, in the accompanying consolidated financial statements.

Once CP Development Co., LP legally subdivides the specified retail center property, it will contribute the specified land to a joint venture formed between CAM Candlestick LLC and Candlestick Retail Member LLC (the “Joint Venture”). Concurrent with this contribution, CP Development Co., LP will issue performance bonds with the Joint Venture as the beneficiary to guarantee CP Development Co., LP’s obligation to complete the infrastructure serving the retail center and to construct a parking garage. Upon contribution of the $65.1 million loan and the specified land to the Joint Venture and issuance of the performance bonds, the $65.1 million loan will be canceled and converted to equity in the Joint Venture. The outside date for making this contribution is December 31, 2018.

If CP Development Co., LP is unable to get the municipal approvals for the planned infrastructure and parking garage as approved by the members, CAM Candlestick LLC has the right to terminate the Joint Venture, which would require repayment within 30 days of the note by CP Development Co, LP, including all accrued interest, as well as specified other costs incurred by the Joint Venture.

5.	RELATED-PARTY TRANSACTIONS

Lennar Member performs development management services for the Company. Lennar Member generally earns a fee equal to 3.5% of the aggregate expenditure, as defined in the Agreement. The expenditure includes all operating expenses, provided, however, that (i) all expenditures with respect to any public or private debt or equity financings, including reorganization or offering expenditures, shall not be included in operating expenses; (ii) amounts funded to reserves shall not constitute operating expenses; and (iii) gross revenue shall not include amounts withdrawn from the reserves and deposited into the Company’s operating accounts. During the year ended December 31, 2014, and the period from May 23, 2013 (date of formation), to December 31, 2013, the total management fee paid was $6.1 million and $2.1 million, respectively. Aggregate management fees earned by the Lennar Member totaled $4.2 million and $.7 million as of December 31, 2014 and 2013, respectively. The difference of $4.0 million and $1.4 million between the cumulative amount paid to the Lennar Member and the amount earned as of December 31, 2014 and 2013, respectively, has been treated as prepaid management fees and included in Other Assets in the accompanying consolidated financial statements. The management fee earned by the Lennar Member has been capitalized as Land Held for Development in the accompanying consolidated financial statements.

6.	COMMITMENTS AND CONTINGENCIES

The Company is developing and constructing property in a jurisdiction in which community facility district bonds were issued by governmental entities to finance major infrastructure improvements. The Company is utilizing such bonds, with an availability of up to $34.5 million, to finance improvements in Phase 1. The bonds are collateralized by, and will be repaid through, an annual assessment against Phase 1. Following the sale of the property securing these bonds, the annual assessments will become the obligation of the subsequent owners. Lennar Member arranged for a bank to issue a letter of credit (“LOC”) in the amount of $35.0 million to support the payment of the bonds. The LOC was guaranteed by Lennar Corporation. Since the annual assessments on each individual property owner are not fixed and determinable, the bonds have not been recorded in the Company’s consolidated financial statements. For the year ended December 31, 2014, and the period from May 23, 2013 (date of formation), to December 31, 2013, the Company incurred costs related to the letter of credit of $2.4 million and $2.8 million, respectively, which have been capitalized as Land Held for Development in the accompanying consolidated financial statements. The LOC was removed in August 2014 when the Community Facilities District obligations were transferred to the property tax rolls.

As required by the Phase 1 DDA, the Company unconditionally and irrevocably guaranteed to the Agency the due and punctual payment and performance of the guaranteed obligations, as and when the same shall become due and/or payable, on the terms provided in the guarantee, plus all related costs and expenses. Additionally, the Company has given guarantees to the Agency in connection with the obligations of HPS Development Co., LP to the Agency related to Phase 1 and the obligations of CP Development Co., LP to the Agency related to Phase 2, each limited to a maximum of $5.0 million. Pursuant to the Phase 2 DDA, in April 2014 the Company provided the Agency with a guaranty of infrastructure obligations with a maximum obligation of $21.4 million. The Company has provided surety bonds for Phase 1 with an estimated maximum exposure of $22.2 million. The surety bonds have been guaranteed by the Company. The Company does not expect it will be required to make any payments under the surety bonds, and therefore, no related liabilities are included in the accompanying consolidated balance sheets as of December 31, 2014 and 2013.

On October 30, 2014, a bank issued a LOC on behalf of the Company in the amount of $10.0 million. The beneficiary of the LOC is Bank of America and the LOC expires on October 30, 2016, with a one-year extension option. This LOC secures a future payment that the Company is obligated to make pursuant to the Subsidy, Development Restriction, and Release Agreement for Hunters Point Shipyard Phase 1 Block 49 between the Company and the affordable housing developer. The Company will be required to make the payment of $10.0 million in order to convert construction financing to permanent financing when the affordable housing developer completes the construction of Block 49.

Commitments and contingencies include obligations that are normal and usual to real estate developers. Management of the Company believes these matters will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

As a landowner and developer of commercial properties, there exists the possibility that environmental contamination conditions may exist that would require the Company to take corrective action. Management of the Company believes such costs will not materially affect the Company’s consolidated financial statements.

The Company carries comprehensive liability and property insurance on its properties with policy specifications, limits, and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses that may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose its investment, anticipated profits, and cash flows related to the property.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2015, the date the consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2014 that require adjustments to or disclosure in the Company’s consolidated financial statements.

On March 5, 2015, the loan closing for Phase 1 and Phase 2 of the Alice Griffith Improvement Project (“AGIP”) occurred. AGIP is comprised of 504 units, 256 of which will be replacement units for the existing Alice Griffith affordable residential project and 248 units will be new affordable housing to be constructed by the Agency. Phase 1 and Phase 2 of AGIP include 114 replacement units and 70 new affordable units. In connection with this closing, the following occurred:

•	The Company issued two letters of credit totaling $11.5 million which represent the Company’s share of cost overruns on the AGIP pursuant to the Phase 2 DDA. The letters of credit will expire no later than March 3, 2017. The Company will be required to make payments totaling $11.5 million in order to convert construction financing to permanent financing when Phases 1 and 2 of AGIP are completed by the third party affordable housing developer. The completion date for Phases 1 and 2 of AGIP is estimated to be September 2016.

•	The Company issued an indemnification to complete the supporting infrastructure serving Phases 1 and 2 of the AGIP by the time Phases 1 and 2 of the AGIP are complete. In exchange for this indemnification, Alice Griffith Phase 1, L.P. (“AG Phase 1 Developer”) and Alice Griffith Phase 2, L.P. (“AG Phase 2 Developer”) issued to the Company notes totaling $8.1 million (“Supporting Infrastructure Payments”). The notes bear interest at 2.45% and are due 57 years from issuance. Pursuant to an agreement with the Agency, the Company is obligated to assign these notes to the Agency.

•	The Supporting Infrastructure Payments by AG Phase 1 Developer and AG Phase 2 Developer are to be included in the basis of AGIP Phase 1 and AGIP Phase 2 for purposes of determining the tax credits that AG Phase 1 Developer and AG Phase 2 Developer are projected to receive for AG Phase 1 and AG Phase 2. Under the partnership agreements of AG Phase 1 Developer and AG Phase 2 Developer, certain of the limited partners agreed to make certain payments if the tax credits for AGIP Phase 1 and/or AGIP Phase 2 are less than projected. In connection with these agreements, the Company agreed to indemnify these limited partners for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Though the potential cost of this indemnity cannot be calculated precisely, it is estimated to be approximately $3.0 million based on the transaction’s tax credit equity valuation. Should this indemnity result in a future loss, the Agency is responsible to pay for 38% of such loss.

On May 7, 2015, HPSI Block 56/57, LLC entered into a construction loan with Bank of the Ozarks in the amount of $50.2 million. The loan bears interest at thirty day LIBOR plus 4.0% (with a minimum interest rate of 5.0%) and is due on May 7, 2018 with two one year extension options. In connection with the construction loan, the Company also signed a guaranty pursuant to which it is required to maintain $6.0 million of liquid assets and $50.0 million of net worth.

On July 24, 2015, CP Development Co., LP entered into the EB-5 Series F loan agreement with 3G Fund 6, LLC. The maximum loan amount under the agreement is $245 million. The loan bears interest at a base rate of 4.5% per annum. The interest rate is increased to 4.75% for certain loans based upon the date the funds are advanced. The loan is secured by pledges of interest in the borrowing entity. The distribution restrictions are similar to the EB-5 loans listed in Note 4 to the consolidated financial statements.

On July 2, 2015, the Company entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Contribution Agreement”), pursuant to which: 1) the Company will amend and restate the Agreement to, among other things, appoint Newhall Intermediary Holding Company, LLC (the “Operating Company”) as its manager, thereby effectively terminating the development management services previously provided by Lennar Member under the Agreement (Note 5); and 2) the members will contribute their equity interests in the Company to the Operating Company, which will be controlled by Newhall Holding Company, to be renamed Five Point Holdings, LLC (“Five Point Holdings”), in exchange for Class A units of the Operating Company; the closing of the future transactions described above is conditioned upon Five Point Holding’s completion of its initial public equity offering of its Class A common shares, and will take place concurrently with such public offering.

On December 17, 2015, the Company entered into a Separation and Distribution Agreement with CPHP Development, LLC, its wholly owned subsidiary (the “Lennar-CL Venture”), pursuant to which: 1) prior to the initial public equity offering of Five Point Holdings, the Lennar-CL Venture will acquire certain assets, and assume certain liabilities, associated with the Project and the Company will distribute the equity interests in the Lennar-CL Venture to Lennar Member and HPSCP prior to the initial public equity offering of Five Point Holdings; 2) the Lennar-CL Venture will acquire parcels within the Project that are entitled for approximately 340 for-sale homesites and approximately 262 multi-family homesites; 3) the Company will agree to reimburse the Lennar-CL Venture for a portion of the debt assumed by the Lennar-CL Venture in an aggregate amount equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt); 4) the Company will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point and will agree to reimburse the Lennar-CL Venture for all design and construction costs associated with the parking structure in excess of $240 million; and 5) prior to the distribution of equity interests in the Lennar-CL Venture, the Company will make a capital call on Lennar Member and HPSCP in an aggregate amount equal to $120 million, which capital contribution shall be payable to the Company in four equal installments, with the first installment payable to the Company prior to such distribution of equity interests and the remaining installments payable within 90, 180 and 270 days of the closing of the initial public equity offering of Five Point Holdings.

* * * * * *

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(In thousands)

	SEPTEMBER 30, 2015	DECEMBER 31, 2014

ASSETS

CASH	$25,155	$52,790

LAND HELD FOR DEVELOPMENT	444,829	346,185

OTHER ASSETS	10,490	8,323

TOTAL	$480,474	$407,298

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Accounts payable and other liabilities	$30,502	$27,851
Notes payable	311,531	228,901

Total liabilities	342,033	256,752

COMMITMENTS AND CONTINGENCIES (Note 6)

MEMBERS’ CAPITAL	138,441	150,546

TOTAL	$480,474	$407,298

See notes to unaudited condensed consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

REVENUES:

Home sales	$19,418	$—
Other	381	355

Total revenues	19,799	355

COSTS AND EXPENSES:

Cost of home sales	18,595	—
Field	1,112	585
Builder marketing	2,539	1,280
General and administrative	9,658	3,246

Total costs and expenses	31,904	5,111

NET LOSS	$(12,105)	$(4,756)

See notes to unaudited condensed consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	UST Lennar HW Scala SF Joint Venture	HPSCP Opportunities LP	Total
BALANCE—December 31, 2013	$112,709	$124,093	$236,802
Contributions	14,100	—	14,100
Distributions	(28,987)	—	(28,987)
Net loss	(3,270)	(1,486)	(4,756)

BALANCE—September 30, 2014	$94,552	$122,607	$217,159

BALANCE—December 31, 2014	$48,748	$101,798	$150,546
Net loss	(8,322)	(3,783)	(12,105)

BALANCE—September 30, 2015	$40,426	$98,015	$138,441

See notes to unaudited condensed consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,105)	$(4,756)
Adjustments to reconcile net loss to net cash used in operating activities—changes in operating assets and liabilities:
Other assets	(2,167)	(5,506)
Land held for development	(98,644)	(69,184)
Accounts payable and other liabilities	2,651	14,366

Net cash used in operating activities	(110,265)	(65,080)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	82,630	131,642
Contributions from members	—	14,100
Distributions to members	—	(28,987)

Net cash provided by financing activities	82,630	116,755

NET (DECREASE) INCREASE IN CASH	(27,635)	51,675

CASH—Beginning of period	52,790	5,288

CASH—End of period	$25,155	$56,963

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to land held for development	$6,469	$1,730

See notes to unaudited condensed consolidated financial statements.

THE SHIPYARD COMMUNITIES, LLC

(A Delaware Limited Liability Company)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 AND FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2015 AND 2014

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

The Shipyard Communities, LLC, a Delaware limited liability company, was formed on May 23, 2013, for the purpose of developing and selling multiphase, mixed-use properties located in San Francisco, California (the “Projects”). The Shipyard Communities, LLC and its subsidiaries are herein referred to as the “Company.”

UST Lennar HW Scala SF Joint Venture (“Lennar Member”) is the managing member of the Company, and HPSCP Opportunities, LP (“HPSCP”) is the non-managing member of the Company. The Company shall continue perpetually until the Company is dissolved pursuant to the amended and restated operating agreement entered into on May 31, 2013 (the “Agreement”), as amended.

On May 23, 2013, the Company was formed by Lennar Member, which owned 100% of the Company’s interests. On May 30, 2013, HPSCP contributed $100 million in cash for a 25% ownership interest, while Lennar Member contributed all of its equity interests in HPS Development Co., LP and CP Development Co., LP to the Company at an agreed-upon value of $400.0 million, less a special distribution of $100.0 million, for a 75% ownership interest. HPSCP subsequently contributed $25.0 million in cash for an additional 6.25% ownership interest. Pursuant to the accounting principles generally accepted in the United States of America (“GAAP”), as the monetary assets are not at least one-half of the fair value of the total exchange for equity interests, there is no step-up in the Lennar Member’s historical cost basis of the contributed assets.

The members of the Company and their ownership interests as of September 30, 2015 and December 31, 2014, are as follows:

	SEPTEMBER 30, 2015	DECEMBER 30, 2014

Lennar Member	68.75%	68.75%
HPSCP	31.25	31.25

Total	100.00%	100.00%

The Company is the owner of 100% of the equity interests in the following consolidated subsidiaries as of September 30, 2015:

1.	HPS Development Co., LP	14.	HPS1 Block 48-1A, LLC
2.	CP Development Co., LP	15.	HPS1 Block 48-1B, LLC
3.	HPS Vertical Development Co.-B, LP	16.	HPS1 Block 48-2A, LLC
4.	CP/HPS Development Co. GP, LLC	17.	HPS1 Block 48-2B, LLC
5.	CP/HPS Development Co.-C, LLC	18.	HPS1 Block 48-3A, LLC
6.	HPS1 Block 1, LLC	19.	HPS1 Block 48-3B, LLC
7.	HPS1 Block 50, LLC	20.	HPS Vertical Development Co.-D/E, LLC
8.	HPS1 Block 51, LLC	21.	HPS Vertical Development Co., LLC
9.	HPS1 Block 52, LLC	22.	Candlestick Retail Member, LLC
10.	HPS1 Block 53, LLC	23.	AG Phase 1 SLP, LLC
11.	HPS1 Block 54, LLC	24.	AG Phase 2 SLP, LLC
12.	HPS1 Block 55, LLC	25.	The Shipyard Communities Retail Operator, LLC
13.	HPS1 Block 56/57, LLC

Allocations of profits and losses and cash distributions are made to the members in the priority defined in the Agreement. The Agreement provides that the Lennar Member is entitled to a preference return on Lennar preferred capital contributions, as defined in the Agreement. Lennar preferred capital contributions include all capital contributed by Lennar Member to the Company through such time pursuant to the Lennar commitment and in accordance with the terms of the Agreement. During the commitment period (ending the third anniversary after May 23, 2013), Lennar Member has committed to contribute an aggregate amount of up to $100.0 million in preferred capital contributions to the Company if additional capital is required in excess of available cash. This capital commitment decreases over time and as the Company obtains debt financing guaranteed by Lennar Member (excluding EB-5 loans and the $65.13 million note described in Note 4). As of December 31, 2014, the Company had obtained debt financing of $30.0 million that qualified to reduce the capital commitment. As of September 30, 2015, the Company has obtained additional debt financing of $50.2 million and issued letters of credit of $11.5 million from a Lennar facility that qualified to reduce the capital commitment; therefore, the Lennar preferred capital commitment has been reduced to $8.3 million as of September 30, 2015 and $70.0 million as of December 31, 2014.

On July 2, 2015, the Company entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Contribution Agreement”) pursuant to which: 1) the Company will amend and restate the Agreement to, among other things, appoint Newhall Intermediary Holding Company, LLC (the “Operating Company”) as its manager, thereby effectively terminating the development management services previously provided by Lennar Member under the Agreement (Note 5); and 2) the members will contribute their equity interests in the Company to the Operating Company, which will be controlled by Newhall Holding Company, LLC, to be renamed Five Point Holdings, LLC (“Five Point Holdings”), in exchange for Class A units of the Operating Company. Pursuant to the terms of the Contribution Agreement, the closing of the future transactions described above is conditioned upon Five Point Holding’s completion of its initial public equity offering of its Class A common shares, and will take place concurrently with such public offering.

On December 17, 2015, the Company entered into a Separation and Distribution Agreement with CPHP Development, LLC, its wholly owned subsidiary (the “Lennar-CL Venture”), pursuant to which: 1) prior to the initial public equity offering of Five Point Holdings, the Lennar-CL Venture will acquire certain assets, and assume certain liabilities, associated with the Project and the Company will distribute the equity interests in the Lennar-CL Venture to Lennar Member and HPSCP prior to the initial public equity offering of Five Point Holdings; 2) the Lennar-CL Venture will acquire parcels within the Project that are entitled for approximately 340 for-sale homesites and approximately 262 multi-family homesites; 3) the Company will agree to reimburse the Lennar-CL Venture for a portion of the debt assumed by the Lennar-CL Venture in an aggregate amount equal to $10 million, plus the amount of debt outstanding at December 31, 2015 that was used to fund the development of the portions of The San Francisco Shipyard and Candlestick Point that will not be transferred to the Lennar-CL Venture (together with interest on such outstanding debt); 4) the Company will manage the Lennar-CL Venture’s design and construction activities with respect to the parking structure, the film and arts center building and the retail areas at Candlestick Point and will agree to reimburse the Lennar-CL Venture for all design and construction costs associated with the parking structure in excess of $240 million; and 5) prior to the distribution of equity interests in the Lennar-CL Venture, the Company will make a capital call on Lennar Member and HPSCP in an aggregate amount equal to $120 million, which capital contribution shall be payable to the Company in four equal installments, with the first installment payable to the Company prior to such distribution of equity interests and the remaining installments payable within 90, 180 and 270 days of the closing of the initial public equity offering of Five Point Holdings.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2014.

Use of Estimates—The preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Principles of Consolidation—The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as detailed in Note 1 above. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition — Revenue from the sale of homes is recognized when a sale is closed and title passes to the new homeowner.

Cash—As of September 30, 2015 and December 31, 2014, cash consisted entirely of demand deposits with a financial institution.

Concentration of Credit Risk—The Company has its cash on deposit with a high-quality financial institution. Accounts at this financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Land Held for Development—Land held for development consists of land, land improvements, and vertical construction costs (“Land Held for Development”) and is carried at the lower of cost or fair value, less cost to sell. Currently, there are two projects being developed by the Company, Hunter’s Point Shipyard Phase 1 (“Phase 1”) and Candlestick Point/Hunters Point Shipyard Phase 2 (“Phase 2”).

Phase 1—Phase 1 is a portion of a shipyard closed by the U.S. Navy in 1974, located on the western shore of San Francisco Bay, that will include both market rate and affordable residential for-sale and rental homesites. Phase 1 was approved by the City of San Francisco and the State of California during 2005, and on April 5, 2005, the project was originally transferred to a predecessor to the Lennar Member for one dollar, who subsequently contributed or sold the property to HPS Development Co., LP. The Disposition and Development Agreement for Phase 1 (“Phase 1 DDA”) of the project entitles the Office of Community Investment and Infrastructure, the Successor to the Redevelopment Agency of the City and County of San Francisco (the “Agency”) to receive reimbursement for its costs incurred in connection with the Phase 1 DDA and return of certain profits (as described in the Phase 1 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Phase 2—Phase 2 is located on the western shore of San Francisco Bay, and will include both market rate and affordable for-sale and rental housing, as well as office buildings and retail space. On October 29, 2010, CP Development Co., LP entered into a Disposition and Development Agreement (“Phase 2 DDA”) with the Agency for development of the project. The Agency will convey portions of the property owned or acquired by the Agency, as provided in the Phase 2 DDA, to the Company, which will be developed in phases. The Company will pay certain fixed annual fees to the Agency and will reimburse the Agency for reasonable costs and expenses actually incurred and paid by the Agency in performing its obligations under the Phase 2 DDA. The Agency can also earn a return of certain profits (as described in the Phase 2 DDA) generated from the development and sale of the property. As the project has not yet generated profits, no return of profits has been incurred to the Agency.

Capitalization of Costs—Costs related to the Projects that are incurred prior to the Company acquiring the Projects are capitalized when the following conditions are met: (i) the costs are directly identifiable with the Projects and (ii) acquisition of the Projects or an option to acquire the Projects is probable. Pre-acquisition costs include due diligence costs that include legal expenses and planning and infrastructure design costs associated with the acquisition of the Projects. In addition, certain indirect costs, including property taxes, are capitalized during the development period. Costs that cannot be clearly associated with the acquisition, development and construction of a real estate project and selling expenses are expensed as incurred. As of September 30, 2015 and December 31, 2014, both Phase 1 and Phase 2 are in the development period.

Impairment of Long-Lived Assets—The Company reviews Land Held for Development for impairment on an annual basis or more frequently when events or changes in circumstances indicate that their carrying value may not be recoverable. Generally accepted accounting principles require that if the undiscounted future cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. The projected cash flows for each project are significantly affected by estimates related to market supply and demand, homesite sizes, sales pace, sales prices, sales and marketing expenses, the local economy, competitive conditions, labor costs, costs of materials, and other factors related to each particular project.

The Company estimates the fair value of Land Held for Development, which is evaluated for impairment based on market conditions and assumptions made by management at the time Land Held for Development is evaluated, which may differ materially from actual results if market conditions or assumptions change. For example, further market deterioration or changes in assumptions may lead to the Company incurring impairment charges on Land Held for Development not currently impaired, but for which indicators of impairment may arise if further market deterioration occurs.

As of September 30, 2015 and December 31, 2014, the Company believes there has been no impairment of the carrying value of Land Held for Development.

Fair Value of Financial Instruments—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, notes payable and accounts payable. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s notes payable was $308.4 million and $228.9 million as of September 30, 2015 and December 31, 2014, respectively, using Level 2 inputs. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Income Taxes—The Company is a limited liability company, which is not a taxable entity. For federal and state income tax reporting purposes, the members are responsible for reporting their share of the Company’s income or loss on their income tax returns. Accordingly, no provision for income taxes has been reflected in the unaudited condensed consolidated financial statements.

Transaction and Organization Costs—In connection with the contribution and sale agreement further described in Note 1 the Company incurred $4.0 million during the nine months ended September 30, 2015 in transaction and organizational costs that are included in general and administrative expenses in the accompanying unaudited condensed consolidated statement of operations.

Recent Accounting Pronouncements—In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation to raise the threshold for disposals to qualify as discontinued operations and requires additional disclosures about disposal transactions. Under ASU No. 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component or group of components either (i) has been disposed of or (ii) is classified as held for sale. In addition, ASU No. 2014-08 requires additional disclosures about both (i) a disposal transaction that meets the definition of a discontinued operation and (ii) an individually significant component of an entity that is disposed of or held for sale that does not qualify for discontinued operations presentation in the financial statements. ASU No. 2014-08 is effective prospectively for interim and annual reporting periods beginning after December 15, 2014, with early adoption permitted.The Company adopted ASU No. 2014-08 in January 2015, which did not have an impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018 for nonpublic entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company plans to adopt ASU No. 2014-09 on December 1, 2019. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in auditing standards generally accepted in the United States of America. Specifically, the amendments in this ASU No. 2014-15 (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the consolidated financial statements are issued (or available to be issued). The amendment is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU No. 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability (consistent with debt discounts). ASU No. 2015-03 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company is evaluating the impact of the adoption of ASU No. 2015-03 to the Company’s consolidated financial statements.

3.	LAND HELD FOR DEVELOPMENT

Land Held for Development as of September 30, 2015 and December 31, 2014, included the following (in thousands):

	SEPTEMBER 30,	DECEMBER 31,
	2015	2014

Phase I	$156,503	$114,650
Phase II	288,327	231,535

Total	$444,829	$345,853

4.	NOTES PAYABLE

Beginning in October 2013, certain subsidiaries of the Company began entering into loan agreements with lenders that are authorized by the United States Citizenship and Immigration Services to raise capital from foreign nationals who seek to obtain permanent residency in the United States under the EB-5 Program. The maturity date for these loans is five years from the date the Company receives the funds. The EB-5 Series A and EB-5 Series B loans listed below are unsecured. The EB-5 Series C and EB-5 Series D/E loans are secured by pledges of interests in the borrowing entity. The EB-5 loans restrict a borrowing entity from making distributions to its parent entity to the extent that doing so would cause the borrowing entity not to maintain a cash balance sufficient to pay all principal and interest due in the following nine months. A schedule of the borrowings is provided below (in thousands):

						Loan Balance
Loan Agreement	Lender	Borrowing Entity	Loan Origination Date	Interest Rate	Maximum Loan Amount	September 30, 2015	December 31, 2014
EB-5 Series A	Golden State Investment Fund I, LLC	HPS Development Co. LP	October 18, 2013	4.0%	$27,000	$27,000	$25,000
EB-5 Series B	Golden State Investment Fund II, LLC	HPS Vertical Development Co.-B, LP	February 10, 2014	4.0%	50,000	50,000	45,000
EB-5 Series C	Golden State Investment Fund III, LLC	CP/HPS Development Co.-C, LLC	January 23, 2014	4.0%	96,000	96,000	67,200
EB-5 Series D/E	SRBARC Fund 5, LLC	HPS Vertical Development Co.-D/E, LLC	October 29, 2014	4.0-4.50%	99,000	43,400	6,300

					$272,000	$216,400	$143,500

On July 24, 2015, CP Development Co., LP entered into the EB-5 Series F loan agreement with 3G Fund 6, LLC. The maximum loan amount under the agreement is $245 million and no funds have been advanced under the loan to date. The loan bears interest at a base rate of 4.5% per annum. The interest rate is increased to 4.75% for certain loans based upon the date the funds are advanced. The loan is secured by pledges of interest in the borrowing entity. The distribution restrictions are similar to the EB-5 loans listed above.

On December 13, 2013, HPS1 Block 53, LLC and HPS1 Block 54, LLC entered into construction loan agreements with East West Bank. The maximum principal balances are $17.4 million and $12.6 million under the Block 53 and Block 54 loans, respectively. The outstanding principal balance of the Block 53 loan as of September 30, 2015 and December 31, 2014 is $17.4 million and $11.2 million, respectively. The outstanding principal balance of the Block 54 loan as of September 30, 2015 and December 31, 2014 is $12.6 million and $9.1 million, respectively. The interest rate is prime plus 2% per annum, with a floor of 5%, with a maturity date of December 13, 2018. At both September 30, 2015 and December 31, 2014 the interest rate was 5.25%. The construction loan is secured by the land held in HPS1 Block 53, LLC and HPS1 Block 54, LLC.

On May 7, 2015, HPSI Block 56/57, LLC entered into a construction loan with Bank of the Ozarks in the amount of $50.2 million. The loan bears interest at thirty day LIBOR plus 4.0% (with a minimum interest rate of 5.0%) and is due on May 7, 2018, with two one year extension options available. At September 30, 2015, there is no balance outstanding under the loan. In connection with the construction loan, the Company also signed a guaranty pursuant to which it is required to maintain $6.0 million of liquid assets and $50.0 million in net worth, which was met as of September 30, 2015.

Scheduled annual principal payments on the notes payable (excluding the $65.13 million loan agreement discussed below), as of September 30, 2015, are as follows (in thousands):

Years Ending December 31,

2015 (Three Months Remaining)	$—
2016	—
2017	—
2018	35,001
2019	137,800
Thereafter	73,600

Total	$246,401

On November 13, 2014, CP Development Co., LP entered into a loan agreement with an affiliate of CAM Candlestick LLC, an unaffiliated third party, in the amount of $65.13 million, bearing interest at 360-day LIBOR plus 2.0% (2.85% and 2.63% at September 30, 2015 and December 31, 2014, respectively). The balance of $65.13 million is included in notes payable as of September 30, 2015 and December 31, 2014, in the accompanying unaudited condensed consolidated financial statements.

Once CP Development Co., LP legally subdivides the specified retail center property, it will contribute the specified land to a joint venture formed between CAM Candlestick LLC and Candlestick Retail Member LLC (the “Joint Venture”). Concurrent with this contribution, CP Development Co., LP will issue performance bonds with the Joint Venture as the beneficiary to guarantee CP Development Co., LP’s obligation to complete the infrastructure serving the retail center and to construct a parking garage. Upon contribution of the $65.13 million loan and the specified land to the Joint Venture and issuance of the performance bonds, the $65.13 million loan will be canceled and converted to equity in the Joint Venture. The outside date for making this contribution is December 31, 2018.

If CP Development Co., LP is unable to get the municipal approvals for the planned infrastructure and parking garage as approved by the members, CAM Candlestick LLC has the right to terminate the Joint Venture, which would require repayment within 30 days of the note by CP Development Co, LP, including all accrued interest, as well as specified other costs incurred by the Joint Venture.

5.	RELATED-PARTY TRANSACTIONS

Lennar Member performs development management services for the Company. Lennar Member generally earns a fee equal to 3.5% of the aggregate expenditure, as defined in the Agreement. The expenditure includes all operating expenses, provided, however, that (i) all expenditures with respect to any public or private debt or equity financings, including reorganization or offering expenditures, shall not be included in operating expenses; (ii) amounts funded to reserves shall not constitute operating expenses; and (iii) gross revenue shall not include amounts withdrawn from the reserves and deposited into the Company’s operating accounts. During the nine months ended September 30, 2015 and 2014, the total management fee paid was $5.6 million and $4.5 million, respectively. Aggregate management fees earned by the Lennar Member total $8.6 million and $4.2 million as of September 30, 2015 and December 31, 2014, respectively. The difference of $5.2 million and $4.0 million between the cumulative amount paid to the Lennar Member and the amount earned as of September 30, 2015 and December 31, 2014, respectively, has been treated as prepaid management fees and included in Other Assets in the accompanying unaudited condensed consolidated financial statements.

The management fee earned by the Lennar Member has been capitalized as Land Held for Development in the accompanying unaudited condensed consolidated financial statements.

The Company is a party to a cost sharing agreement related to costs incurred in connection with the contribution and sale agreement discussed in Note 1. An affiliate of the Lennar Member is acting as administrative agent for all the parties to the cost sharing agreement. For the nine months ended September 30, 2015, the Company has funded $4.0 million under the cost sharing agreement and has $0.2 million included in accounts payable in the accompanying unaudited condensed consolidated balance sheet as of September 30, 2015. The $0.2 million represents the Company’s portion of costs not yet funded to the Lennar Member affiliate but incurred by the Lennar Member.

6.	COMMITMENTS AND CONTINGENCIES

The Company is developing and constructing property in a jurisdiction in which community facility district bonds were issued by governmental entities to finance major infrastructure improvements. The Company is utilizing such bonds, with an availability of up to $34.5 million, to finance improvements in Phase 1. The bonds are collateralized by, and will be repaid through, an annual assessment against Phase 1. Following the sale of the property securing these bonds, the annual assessments will become the obligation of the subsequent owners. Lennar Member arranged for a bank to issue a letter of credit (LOC) in the amount of $35.0 million to support the payment of the bonds. The LOC was guaranteed by Lennar Corporation. Since the annual assessments on each individual property owner are not fixed and determinable, the bonds have not been recorded in the Company’s unaudited condensed consolidated financial statements. For the nine month periods ended September 30, 2015 and 2014, the Company incurred costs related to the letter of credit of $0 and $2.4 million, which have been capitalized as Land Held for Development in the accompanying unaudited condensed consolidated balance sheet. The LOC was removed in August 2014 when the Community Facilities District obligations were transferred to the property tax rolls.

As required by the Phase 1 DDA, the Company unconditionally and irrevocably guaranteed to the Agency the due and punctual payment and performance of the guaranteed obligations, as and when the same shall become due and/or payable, on the terms provided in the guarantee, plus all related costs and expenses. Additionally, the Company has given guarantees to the Agency in connection with the obligations of HPS Development Co., LP to the Agency related to Phase 1 and the obligations of CP Development Co., LP to the Agency related to Phase 2, each limited to a maximum of $5.0 million. Pursuant to the Phase 2 DDA, in April 2014 the Company provided the Agency with a guaranty of infrastructure obligations with a maximum obligation of $21.4 million. The Company has provided surety bonds for Phase 1 with an estimated maximum exposure of $22.2 million. The surety bonds have been guaranteed by the Company. The Company does not expect it will be required to make any payments under the surety bonds, and therefore, no related liabilities are included in the accompanying unaudited condensed consolidated balance sheets as of September 30, 2015 and December 31, 2014.

On October 30, 2014, a bank issued a LOC on behalf of the Company in the amount of $10.0 million. The beneficiary of the LOC is Bank of America and the LOC expires on October 30, 2016, with a one-year extension option. This LOC secures a future payment that the Company is obligated to make pursuant to the Subsidy, Development Restriction, and Release Agreement for Hunters Point Shipyard Phase 1 Block 49 between the Company and the affordable housing developer. The Company will be required to make the payment of $10.0 million in order to convert construction financing to permanent financing when the affordable housing developer completes the construction of Block 49.

On March 5, 2015, the loan closing for Phase 1 and Phase 2 of the Alice Griffith Improvement Project (“AGIP”) occurred. AGIP is comprised of 504 units, 256 of which will be replacement units for the existing Alice Griffith affordable residential project and 248 units will be new affordable housing to be constructed by the Agency. Phase 1 and Phase 2 of AGIP include 114 replacement units and 70 new affordable units. In connection with this closing, the following occurred:

•	The Company issued two letters of credit totaling $11.5 million which represent the Company’s share of cost overruns on the AGIP pursuant to the Phase 2 DDA. The letters of credit will expire no later than March 3, 2017. The Company will be required to make payments totaling $11.5 million in order to convert construction financing to permanent financing when Phases 1 and 2 of AGIP are completed by the third party affordable housing developer. The completion date for Phases 1 and 2 of AGIP is estimated to be September 2016.

•	The Company issued an indemnification to complete the supporting infrastructure serving Phases 1 and 2 of the AGIP by the time Phases 1 and 2 of the AGIP are complete. In exchange for this indemnification, Alice Griffith Phase 1, L.P. (“AG Phase 1 Developer”) and Alice Griffith Phase 2, L.P. (“AG Phase 2 Developer”) issued to the Company notes totaling $8.1 million (“Supporting Infrastructure Payments”). The notes bear interest at 2.45% and are due 57 years from issuance. Pursuant to an agreement with the Agency, the Company is obligated to assign these notes to the Agency prior to the completion dates for AGIP Phase 1 and Phase 2.

•	The Supporting Infrastructure Payments by AG Phase 1 Developer and AG Phase 2 Developer are to be included in the basis of AGIP Phase 1 and AGIP Phase 2 for purposes of determining the tax credits that AG Phase 1 Developer and AG Phase 2 Developer are projected to receive for AG Phase 1 and AG Phase 2. Under the partnership agreements of AG Phase 1 Developer and AG Phase 2 Developer, certain of the limited partners agreed to make certain payments if the tax credits for AGIP Phase 1 and/or AGIP Phase 2 are less than projected. In connection with these agreements, the Company agreed to indemnify these limited partners for such payments to the extent they arise from the treatment of the Supporting Infrastructure Payment. Though the potential cost of this indemnity cannot be calculated precisely, it is estimated to be approximately $3.0 million based on the transaction’s tax credit equity valuation. Should this indemnity result in a future loss, the Agency is responsible to pay for 38% of such loss.

Commitments and contingencies include obligations that are normal and usual to real estate developers. Management of the Company believes these matters will not have a material adverse effect on the unaudited condensed consolidated financial statements of the Company.

As a landowner and developer of commercial properties, there exists the possibility that environmental contamination conditions may exist that would require the Company to take corrective action. Management of the Company believes such costs will not materially affect the Company’s unaudited condensed consolidated financial statements.

The Company carries comprehensive liability and property insurance on its properties with policy specifications, limits, and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses that may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose its investment, anticipated profits, and cash flows related to the property.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2015, the date the unaudited condensed consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to September 30, 2015 that require adjustments to or disclosure in the Company’s unaudited condensed consolidated financial statements.

******

INDEPENDENT AUDITORS’ REPORT

To the Members of

Heritage Fields LLC

Aliso Viejo, California

We have audited the accompanying consolidated financial statements of Heritage Fields LLC, a Delaware limited liability company, and subsidiaries (together, the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

July 2, 2015

(December 18, 2015 as to the disclosure of the Agreement in Note 8)

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands)

	2014	2013
ASSETS

INVENTORIES	$1,293,685	$1,381,644

CASH	104,369	11,432

RECEIVABLES AND DEFERRED COSTS—Net	13,751	12,216

TOTAL	$1,411,805	$1,405,292

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Mortgage note payable and other debt	$117,212	$307,740
Accrued interest	3,593	5,233
Payable to City of Irvine	37,645	45,590
Deferred land sales revenue	60,571	—
Accounts payable and other liabilities	59,325	40,612

Total liabilities	278,346	399,175

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBERS’ CAPITAL	1,133,459	1,006,117

TOTAL	$1,411,805	$1,405,292

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands)

	2014	2013

LAND SALE REVENUES	$387,485	$338,220

COSTS AND EXPENSES:
Land sales	246,928	213,907
Management fee	3,250	12,458
Selling, general and administrative	18,154	12,000

Total costs and expenses	268,332	238,365

NET INCOME	$119,153	$99,855

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands)

Total
MEMBERS’ CAPITAL—January 1, 2013	$898,762
Net income	99,855
Cash contributions	7,500

MEMBERS’ CAPITAL—December 31, 2013	1,006,117
Net income	119,153
Cash contributions	8,189

MEMBERS’ CAPITAL—December 31, 2014	$1,133,459

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$119,153	$99,855
Adjustments to reconcile net income to net cash provided by operating activities:
Cost of land sales	246,928	213,907
Changes in operating assets and liabilities:
Inventories	(156,557)	(144,178)
Receivables and deferred costs	(1,535)	3,592
Accounts payable and other liabilities	18,713	19,785
Deferred land sales revenue	60,571	—
Accrued interest	(1,640)	(38,255)
Payable to City of Irvine	(7,945)	12,462

Net cash provided by operating activities	277,688	167,168

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from members	8,189	7,500
Principal repayments on base loan facility	(142,740)	(67,260)
Repayments on revolving loan facility	(185,786)	(180,423)
Borrowings on revolving loan facility	135,586	50,623

Net cash used in financing activities	(184,751)	(189,560)

NET INCREASE (DECREASE) IN CASH	92,937	(22,392)

CASH—Beginning of year	11,432	33,824

CASH—End of year	$104,369	$11,432

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to inventories	$18,417	$51,505

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES—Amortization of Base Loan discount capitalized to inventories	$2,412	$2,025

See notes to consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Heritage Fields LLC, a Delaware limited liability company (the “Company”), was formed on January 20, 2005. On July 12, 2005, the Company purchased property that was the site of the former Marine Corps Air Station, El Toro from the United States Department of the Navy (“Navy”), located in Irvine, California (the “Property”). Prior to December 26, 2010, the Company was the sole member of Heritage Fields El Toro, LLC, a Delaware limited liability company (“HF El Toro”). HF El Toro was formed on November 16, 2005, for the purpose of developing and selling homesites and certain commercial sites in a mixed-use and residential community located on the Company’s Property (the “Project”). On December 22, 2005, the Company conveyed its rights, title, and interests in the Property to HF El Toro at the Company’s original cost.

On December 13, 2010, the Company formed Heritage Fields El Toro Sole Member LLC, a Delaware limited liability company (the “Mezzanine Subsidiary”), as a wholly owned direct subsidiary of the Company, and effective as of December 26, 2010, contributed to the Mezzanine Subsidiary 100% of the membership interest in HF El Toro in exchange for 100% of the membership interest in the Mezzanine Subsidiary, making the Mezzanine Subsidiary the sole member of HF El Toro.

The members and their respective interests in the Company as of December 31, 2014, are (i) Heritage Fields Capital Co-investor Member, LLC, a Delaware limited liability company, 37.5%, (ii) Lennar Heritage Fields, LLC, a California limited liability company (“Lennar HF”), 25%, (iii) LNR HF II, LLC, a California limited liability company (“LNR HF”), 12.5%, (iv) MSD Heritage Fields, LLC, a Delaware limited liability company (“MSD”), 12.5%, and (v) FPC-HF Venture I, LLC, a Delaware limited liability company (“FPC-HF”), 12.5%. Effective September 1, 2014, Rockpoint Land Investments HF, LLC, a Delaware limited liability company, ceased to be a member of the Company after transferring its entire 12.5% interest to FPC-HF.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and all of its direct and indirect wholly-owned subsidiaries’ accounts. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Inventories—Inventories are stated at cost, unless they are determined to be impaired, in which case the impaired inventories are written down to fair value. Inventories include land, land development costs, real estate taxes, and interest related to development. Included in land development costs are costs to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, sewer, and roads; and site costs such as grading and amenities to bring the land to a finished state. Certain land development costs are reimbursable through development agreements with City of Irvine (the “City”) or other agencies and offset inventory costs when received. Construction overhead and selling expenses are expensed as incurred.

Inventories are reviewed for potential impairment when events or changes in circumstances indicate that the carrying value of the inventory may not be recoverable. Impairment indicators for the Project include, but are not limited to significant increases in land development costs, significant decreases in pace and pricing of home sales within the Project and surrounding areas, and political and societal events that may negatively impact the local economy.

Net rental income from incidental and leasing operations during the development of the Project is treated as a reduction to inventories. During the years ended December 31, 2014 and 2013, the Company earned net rental income of $0.3 million and $1.3 million, respectively, which has been treated as a reduction to inventories.

Deferred Costs— Deferred costs consist primarily of prepaid insurance premiums and loan origination and modification fees. Prepaid insurance premiums are amortized using the straight-line method over the policy term. Loan origination and modification fees are amortized using the effective interest method or a method that approximates the effective interest method over the terms of financing arragements. Amortization of loan origination and modification fees was $3.7 million and $1.9 million for the years ended December 31, 2014 and 2013, respectively, all of which was capitalized to inventories in the accompanying consolidated balance sheets. As of December 31, 2014 and 2013, deferred costs, net of accumulated amortization, was $6.9 million and $12.1 million, respectively.

Receivables—The Company evaluates the carrying value of receivables at each reporting date to determine the need for an allowance for doubtful accounts. As of December 31, 2014 and 2013, receivables totaled $6.8 million and $0.1 million, respectively. There was no allowance for doubtful accounts in 2014 or 2013.

Revenue Recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectability of any receivables is reasonably assured. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total project costs can include direct costs to complete development on the sold property in addition to indirect cost and reimbursement allocations for certain infrastructure and amenities that benefit the property. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

The Company’s purchase and sale agreements contain an additional purchase price provision whereby the Company may receive from the homebuilder purchaser a portion of their overall project profitability after the homebuilder has received an agreed upon return (profit participation). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues or income and has no financial obligation to the homebuilder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected or is reasonably assured of collection. The Company will defer revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and to include in land sale revenues in the consolidated statements of income. No profit participation revenue was recognized for the years ended December 31, 2014 and 2013. Included in deferred land sale revenues on the accompanying consolidated balance sheet as of December 31, 2014 was $8.9 million in profit participation payments received by the Company in 2014. There were no profit participation payments received in 2013 or prior.

Additionally, purchase and sale agreements contain a requirement for homebuilder purchasers to pay a marketing fee per residence sold and is calculated as 1% of a defined homebuilder’s residence selling price. Marketing fees are recognized as revenue when collected from homebuilders. For the years ended December 31, 2014 and 2013, marketing fee revenue of $5.9 million and $0.6 million, respectively, was included in land sale revenues in the accompanying consolidated statements of income.

Cost of land sales are allocated to residential homesites and commercial sites within the Project using the relative sales value method. Since this method requires the Company to estimate future development costs and expected revenue for the entire Project, the profit margin on subsequent land sales will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total development costs of the project. Accordingly, these estimates are reviewed regularly and revised for changes in actual experience, changes in revenue and cost estimates and changes in development plans. Additionally, interest and real estate taxes incurred in future periods that are eligible to be capitalized to inventories will affect future profit margins.

Fair Value Measurements—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, receivables, mortgage note payable and other debt, accrued interest, and accounts payable and certain amounts payable to City of Irvine. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s mortgage note payable and other debt and accrued interest was $175.5 million and $311.5 million as of December 31, 2014 and 2013, respectively, using Level 2 inputs. Amounts payable to City of Irvine (see note 4) are carried at a discount based on the present value of the future contractual cash flows, as such, the carrying value approximates fair value. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Income Taxes— The consolidated financial statements contain no provision for income taxes since the income or loss of the Company flows through to the members who are responsible for including their share of the taxable results of operations on their respective tax returns.

Accounting Standards Updates— In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation to raise the threshold for disposals to qualify as discontinued operations and requires additional disclosures about disposal transactions. Under ASU No. 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component or group of components either (i) has been disposed of or (ii) is classified as held for sale. In addition, ASU No. 2014-08 requires additional disclosures about both (i) a disposal transaction that meets the definition of a discontinued operation and (ii) an individually significant component of an entity that is disposed of or held for sale that does not qualify for discontinued operations presentation in the financial statements. ASU No. 2014-08 is effective prospectively for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. The Company early adopted ASU No. 2014-08 on January 1, 2014, which did not have an impact on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. The Company expects to adopt ASU No. 2014-09 on January 1, 2018. The application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments in this ASU (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for first annual reporting periods ending on or after December 15, 2016. The Company does not expect that the adoption of this standard on January 1, 2017 to have a material impact on its financial statements.

In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the amount the reporting entity agreed to pay plus additional amounts the reporting entity expects to pay on behalf of its co-obligors was issued. The guidance further provides for disclosure of the nature and amount of the obligation. This guidance was effective for the Company beginning January 1, 2014 and did not have a material impact on its financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2017. The adoption of ASU No. 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements.

3.	MORTGAGE NOTE PAYABLE AND OTHER DEBT

On December 29, 2010, (the “Effective Date”), HF El Toro, its third party lender, State Street Bank and Trust Company (“State Street Bank”), PCCP, LLC (“PCCP”), and Lehman Brothers Holdings, Inc. and certain affiliates (“LBHI”), engaged in a series of transfers, payoffs, and pay downs as set forth in certain settlement agreements (the “Settlement Agreements”), the effect of which transferred all interests in HF El Toro’s then outstanding loan (“Original Loan”) to State Street Bank and provided certain unsecured interests or options for certain unsecured interests in HF El Toro’s future cash flow (“Cash Flow Participations”) to PCCP and to LBHI.

On the Effective Date, and concurrent with the execution of the Settlement Agreements, State Street Bank and HF El Toro entered into a Third Amended and Restated Loan Agreement and amended promissory note (the “Restructured Loan Agreement”). The amended promissory note is secured by, among other things, an Amended and Restated Deed of Trust. State Street Bank and the prior guarantors of certain obligations under the Original Loan also agreed to replace the Original Loan guaranties with certain defined new guaranties. One such guaranty, a payment and performance guaranty, requires each member of the Company to provide an entity (a “Guarantor”) to deliver a several (not joint and several) guaranty pursuant to which such Guarantor guarantees payment of a pro rata share (in accordance with its membership interests in the Company, the “Pro Rata Share”) of amounts owing State Street bank under the Restructured Loan Agreement. The guaranty provides that each Guarantor’s liability is capped at an amount that (1) its Pro Rata Share of the lesser of (i) the total amount then owing or accrued to State Street Bank under the mortgage note and (ii) $195.0 million, exceeds (2) the sum of (x) the aggregate amount of new equity contributed by such Guarantor or its affiliate to pay for certain approved development costs, as defined in the Restructured Loan Agreement (“Approved Development Costs”) plus (y) any prior payments made by such Guarantor under its payment and performance guaranty. As of December 31, 2014 and 2013, the Company’s members have made aggregate equity contributions of $150.0 million to fund Approved Development Costs, which resulted in a remaining aggregate balance of these guarantee obligations for all Guarantors of $45.0 million. In addition to the payment and performance guaranty, the Guarantors guarantee the completion of certain defined design and construction obligations as they relate to defined phases under construction. The Restructured Loan Agreement also contains various compliance and covenant provisions, with which the Company has determined it was in compliance as of December 31, 2014.

Under certain conditions defined in the Restructured Loan Agreement, the loan becomes partially or fully recourse to HF El Toro. The recourse obligations of the loan are individually and collectively guaranteed by affiliates of the Company’s members. The Restructured Loan Agreement is comprised of a fully advanced base loan (the “Base Loan”) with an initial outstanding balance of $210.0 million and $180.0 million revolving lending facility (the “Revolving Loan Facility”), of which $160.0 million was advanced to HF El Toro during closing of the Restructured Loan Agreement. In December 2014, the Company repaid the outstanding balance of the Base Loan. The Revolving Loan Facility matures on January 1, 2018, and has two, one-year extensions that HF El Toro may elect.

Interest on both facilities are calculated at the London InterBank Offered Rate (“LIBOR”), plus 5% for the initial seven-year term, LIBOR, plus 7.5% for the first extension period, and LIBOR, plus 10% for the second extension period. As of December 31, 2014, the interest rate on the Revolving Loan Facility was 5.19% and as of December 31, 2013, the interest rate on both facilities was also 5.19%. The Restructured Loan Agreement also includes an additional interest clause that is contingent upon the future performance of HF El Toro and, therefore, could effectively increase the interest rate for the life of both facilities to LIBOR plus 20% up to a maximum of $100.0 million (“Additional Interest”).

As defined in the Restructured Loan Agreement, principal and interest are repaid out of the proceeds of the Project (the “Proceeds”) and in a prescribed priority. The prescribed priority effectively uses Proceeds to first pay off the accrued interest and principal on the Revolving Loan Facility and then the accrued interest on the Base Loan facility. Next, 75% of Proceeds are used to pay off the Base Loan principal, and the balance is retained by HF El Toro. Once the Base Loan principal is paid off, HF El Toro will retain 100% of Proceeds until certain thresholds defined in the Restructured Loan Agreement are met. If those thresholds are met, 25% of subsequent Proceeds will be used to pay Additional Interest. Any Proceeds received after the Additional Interest is paid in full will be retained 100% by HF El Toro subject to Cash Flow Participations to PCCP and LBHI that will be paid per each respective agreement.

The Company determined that the transfer of all interests in the Original Loan to State Street Bank, the State Street Bank Additional Interest, and PCCP Cash Flow Participation were new debt instruments and per FASB Accounting Standards Codification (“ASC”) 470-50, Modifications and Extinguishments, recorded each of them at their fair value on the Effective Date. The fair values were estimated using a discounted cash flow analysis with discount rates ranging from 7.85% to 25%. When assessing the Cash Flow Participations granted to LBHI, the Company applied ASC 470-60, Troubled Debt Restructurings by Debtors. At the Effective Date, the Company recorded the LBHI Cash Flow Participation at the maximum defined amount of $100.0 million as a liability related to the restructured mortgage loan.

Total mortgage note and other debt interest incurred was $16.8 million and $13.3 million for the years ended December 31, 2014 and 2013, respectively, which was capitalized to inventories in the accompanying consolidated balance sheets.

A summary of the Company’s mortgage note payable and other debt balances as of December 31, 2014 and 2013, is as follows (in thousands):

	2014	2013

Base Loan facility—net of $0 and $2,412 unamortized discount at December 31, 2014 and 2013, respectively	$—	$140,328
Revolving Loan Facility	—	50,200
State Street Bank Additional Interest	5,165	5,165
PCCP Cash Flow Participation	12,047	12,047
LBHI Cash Flow Participation	100,000	100,000

	$117,212	$307,740

4.	PAYABLE TO CITY OF IRVINE

A summary of amounts payable to City of Irvine (the “City”) as of December 31, 2014 and 2013, is as follows (in thousands):

	2014	2013

Public benefit fee	$5,651	$6,384
Authorized park expenditures	13,852	21,483
ALA II/Marine Way memorandum of understanding payments to the City	18,142	17,723

	$37,645	$45,590

On September 8, 2009, the Irvine City Council approved an Amended and Restated Development Agreement (the “ARDA”) between HF El Toro and the City (on behalf of itself and now as successor agency to the dissolved Irvine Redevelopment Agency, which Irvine Redevelopment Agency was an original party to the ARDA). The ARDA became effective on December 27, 2010. In addition to its obligation to construct certain defined public infrastructure improvements (i.e., joint backbone improvements), the ARDA obligated HF El Toro to pay the City on a semiannual basis a defined guaranteed amount (“GA”) to be used to fund certain maintenance and operating costs of the Orange County Great Park (the “Park”), until such time as a community facilities district was formed. The formation will allow for public infrastructure improvements and maintenance of the Park to be funded by certain defined special taxes. As City of Irvine Community Facilities District No. 2013-3 (“CFD”) was formed on March 26, 2013, HF El Toro is no longer obligated to pay the GA pursuant to the ARDA but is now subject to special taxes as a landowner within the improvement areas of the CFD. The formation of the CFD does not relieve HF El Toro from its obligation to construct the public infrastructure improvements under the ARDA, but HF El Toro will have the right to reimbursement from the CFD of certain public infrastructure improvement costs. HF El Toro incurred $4.0 million during the year ended December 31, 2013 for the GA, all of which was capitalized to inventories. No amounts were incurred for the GA during the year ended December 31, 2014.

The ARDA also includes a public benefit fee that obligates HF El Toro to pay defined monthly amounts to the City commencing January 2011 and concluding December 2019. In aggregate, these payments total $9.0 million. As of December 31, 2014 and 2013, the Company estimated the present value of the liability to be $5.7 million and $6.4 million, respectively. Payments totaling $1.2 million and $0.3 million were made to the City in 2014 and 2013, respectively, and amortization expense, all of which was capitalized to inventories, totaled $0.5 million in each 2014 and 2013.

Effective September 13, 2011, HF El Toro and the City entered into an adjacent landowner agreement (“ALA”) in which HF El Toro and the City mutually agreed to address certain matters in connection with the Project’s development and the Park. Pursuant to the ALA, HF El Toro agreed to pay to the City an aggregate $40.5 million for authorized Park expenditures subject to the terms set forth in the ALA with the final payment due December 30, 2016. As of December 31, 2014 and 2013, the Company estimated the present value of the liability to be $13.9 million and $21.5 million, respectively. Payments totaling $9.3 million and $7.6 million were made to the City in 2014 and 2013, respectively, and amortization expense, all of which was capitalized to inventories, totaled $1.7 million and $2.2 million in 2014 and 2013, respectively.

On November 26, 2013, HF El Toro and the City entered into a second adjacent landowner agreement (“ALA II”) in which HF El Toro committed to construct or cause the construction of a portion of the Park (the “Great Park Improvements”), which otherwise would have been an obligation of the City to construct under the terms of the ARDA. The ALA II stipulated that HF El Toro’s aggregate investment in the Great Park Improvements would total a minimum of $172.0 million. In addition to the Great Park Improvements, the ALA II and a memorandum of understanding regarding funding of Marine Way (“MOU”) improvements committed HF El Toro to perform on certain other defined items in the amount of $19.5 million as well as it committed HF El Toro to make $20.0 million of certain direct payments to the City over time. As of December 31, 2014 and 2013, the Company estimated the present value of the direct payments to be $18.1 million and $17.7 million, respectively. No payments were made to the City under the ALA II and MOU during 2014 and 2013. Amortization expense, all of which was capitalized to inventories, totaled $0.4 million during 2014. There was no amortization in 2013. As also defined in the agreements, HF El Toro will have the right to receive up to an additional $40.0 million in CFD reimbursements for public infrastructure components of the Great Park Improvements.

The following table sets forth future annual payments to the City as required per all of the above described agreements in which payment commitments are fixed and determinable as of December 31, 2014 (in thousands):

2015	$10,050
2016	9,050
2017	2,750
2018	12,750
2019	2,750
Thereafter	5,000

Total future annual payments	$42,350

5.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of December 31, 2014 and 2013, consisted of the following (in thousands):

	2014	2013

Accounts payable	$20,980	$8,227
Other liabilities:
Accrued liabilities	21,890	8,045
Accrued liabilities—related party (Note 6)	4,535	9,590
Development obligations	11,920	14,750

Total accounts payable and other liabilities	$59,325	$40,612

6.	RELATED PARTY TRANSACTIONS

HF El Toro and Five Point Communities Management, Inc. (“Five Point”) are parties to a development management agreement (“DMA”) in which Five Point has been engaged to manage the development of the Project and to generally supervise the day-to-day affairs of the Project. Under the terms of the DMA, Five Point is entitled to a fixed annual management fee and general and administrative expense reimbursements. The DMA also contains provisions for other incentive compensation arrangements for Five Point based on entitlement goals and the Company’s financial performance. To the extent achieved, these incentive compensation arrangements may be significant. Five Point is an affiliate of Lennar HF and an affiliate of a member of FPC-HF.

As of December 31, 2014, the Company recorded a net payable of $4.5 million to Five Point for general and administrative expense reimbursements. As of December 31, 2013, the Company recorded a net payable of $1.4 million to Five Point for general and administrative expense reimbursements and $8.2 million for accrued incentive compensation. General and administrative expense reimbursements are settled in cash on a monthly basis, typically one to two months in arrears. Management fees and incentive payments are settled in cash in accordance with the terms of the DMA.

In January 2014, an individual with pre-existing consulting agreements with the Company became employed by Five Point in a management position. At December 31, 2014 and 2013, the Company had a liability of $6.9 million and $8.7 million, respectively, related to the individual’s existing consulting agreements and is included in accounts payable and other liabilities in the accompanying consolidated balance sheets. The accrued amount will be paid upon the occurrence of certain future events as defined in the agreements. As of December 31, 2014, the individual was no longer employed by Five Point.

Effective June 30, 2013, HF El Toro terminated its commercial development sub-management agreement (“Sub-MA”) with LNR HF. Under the terms of the Sub-MA, the Company made an early termination payment of $1.0 million to LNR HF. Additionally, LNR HF may be entitled to certain incentive compensation payments based on the Company’s future financial performance. Prior to the termination, LNR HF was entitled to a fixed annual management fee and general and administrative expense reimbursements.

In the normal course of business, the Company may enter into purchase and sale agreements, development agreements or other contracts with the members or affiliates of members. In such situations, only the unaffiliated members of the Company shall have the right to approve such arrangements.

Amounts recorded in the consolidated statements of income or capitalized to inventories in the accompanying consolidated balance sheets during the years ended December 31, 2014 and 2013 for related party transactions are as follows (in thousands):

	2014	2013

Related party land sale revenues	$125,616	$97,653

Development management fee—LNR HF	$—	$1,250
Development management fee—Five Point	3,250	11,188

Related party management fee	$3,250	$12,438

General and administrative expense reimbursement—LNR HF	$—	$125
General and administrative expense reimbursement—Five Point	10,149	5,786

Related party general and administrative costs and expenses	$10,149	$5,911

Related party development costs paid and capitalized to inventories	$1,987	$7,724

7.	COMMITMENTS AND CONTINGENCIES

In the routine conduct of its business, the Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $51.3 million and $25.2 million as of December 31, 2014 and 2013, respectively.

The Company may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. The Company believes, the disposition of these other matters would not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

As a significant landowner, developer, and holder of commercial properties, there exists the possibility that environmental contamination conditions exist that would require the Company to take corrective action. The Company believes any potential costs will not materially affect its consolidated financial statements.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2015, the date the consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2014 that require adjustments to or disclosure in the Company’s consolidated financial statements.

On January 6, 2015, the Executive Committee of the Company approved the distribution of $99.1 million to the Members of the Company. The distributions were paid on January 27, 2015.

On June 9, 2015 the Company entered into an assignment and assumption agreement with LBHI in which LBHI sold to the Company its Cash Flow Participation agreement with HF El Toro for $53.6 million, which had a carrying value of $100.0 million as of December 31, 2014.

On July 2, 2015, HF El Toro entered into a purchase and sale agreement with an affiliate of Lennar Heritage Fields, LLC to sell 840 homesites in an area of the Project referred to as Development Area 7. In connection with this purchase and sale agreement, HF El Toro has agreed to provide purchase money financing to the buyer.

On July 2, 2015, the Company entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Agreement”), pursuant to which: 1) the Company will amend and restate its operating agreement to, among other things, create and issue Class A units, Class B units, Class C units and Class D units with varying features; 2) certain Class A unitholders will sell their equity interests in the Company to Newhall Intermediary Holding Company, LLC (the “Operating Company”), which is controlled by Newhall Holding Company, LLC, to be renamed Five Point Holdings, LLC (“Five Point Holdings”), in exchange for cash consideration; and 3) the development management agreement, described in Note 6, will be amended and restated. Pursuant to the terms of the Agreement, the closing of the future transactions described above is conditioned upon Five Point Holdings’s completion of its initial public equity offering of its Class A common shares, and will take place concurrently with such public offering.

* * * * * *

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2015 and DECEMBER 31, 2014

(In thousands)

	September 30, 2015	December 31, 2014
ASSETS

INVENTORIES	$1,335,155	$1,293,685

CASH	35,105	104,369

RECEIVABLES AND DEFERRED COSTS—Net	20,289	13,751

TOTAL	$1,390,549	$1,411,805

LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Mortgage note payable and other debt	$39,008	$117,212
Accrued interest	79,310	3,593
Payable to City of Irvine	38,200	37,645
Deferred land sales revenue	16,090	60,571
Accounts payable and other liabilities	59,015	59,325

Total liabilities	231,623	278,346

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBERS’ CAPITAL	1,158,926	1,133,459

TOTAL	$1,390,549	$1,411,805

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

LAND SALE REVENUES	$245,719	$4,239

COSTS AND EXPENSES:
Land sales	150,201	—
Management fee	2,438	2,438
Selling, general and administrative	16,782	9,342

Total costs and expenses	169,421	11,780

GAIN ON EXTINGUISHMENT OF DEBT	46,400	—

NET INCOME (LOSS)	$122,698	$(7,541)

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

MEMBERS’ CAPITAL—January 1, 2015	$1,133,459
Net income	122,698
Cash contributions	1,868
Cash distributions	(99,099)

MEMBERS’ CAPITAL—September 30, 2015	$1,158,926

MEMBERS’ CAPITAL—January 1, 2014	$1,006,117
Net loss	(7,541)
Cash contributions	8,188

MEMBERS’ CAPITAL—September 30, 2014	$1,006,764

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$122,698	$(7,541)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cost of land sales	150,201	—
Gain on extinguishment of debt	(46,400)	—
Changes in operating assets and liabilities:
Inventories	(191,671)	(84,243)
Receivables and deferred costs	(6,538)	(4,975)
Accounts payable and other liabilities	(310)	(9,247)
Deferred land sales revenue	(44,481)	3,807
Accrued interest	75,717	6,061
Payable to City of Irvine	555	1,042

Net cash provided by (used in) operating activities	59,771	(95,096)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from members	1,868	8,188
Distributions to members	(99,099)	—
Other debt payments	(54,850)	—
Repayments on revolving loan facility	(44,055)	(1,116)
Borrowings on revolving loan facility	67,101	87,095

Net cash (used in) provided by financing activities	(129,035)	94,167

NET DECREASE IN CASH	(69,264)	(929)

CASH—Beginning of period	104,369	11,432

CASH—End of period	$35,105	$10,503

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized to inventories	$3,909	$3,572

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES—Amortization of Base Loan discount capitalized to inventories	$—	$452

See notes to unaudited condensed consolidated financial statements.

HERITAGE FIELDS LLC AND SUBSIDIARIES

(A Delaware Limited Liability Company)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Heritage Fields LLC, a Delaware limited liability company (the “Company”), was formed on January 20, 2005. On July 12, 2005, the Company purchased property that was the site of the former Marine Corps Air Station, El Toro from the United States Department of the Navy (“Navy”), located in Irvine, California (the “Property”). Prior to December 26, 2010, the Company was the sole member of Heritage Fields El Toro, LLC, a Delaware limited liability company (“HF El Toro”). HF El Toro was formed on November 16, 2005 by the Company, for the purpose of developing and selling homesites and certain commercial sites in a mixed-use and residential community located on the Company’s Property (the “Project”). On December 22, 2005, the Company conveyed its rights, title, and interests in the Property to HF El Toro at the Company’s original cost.

On December 13, 2010, the Company formed Heritage Fields El Toro Sole Member LLC, a Delaware limited liability company (the “Mezzanine Subsidiary”), as a wholly owned direct subsidiary of the Company, and effective as of December 26, 2010, contributed to the Mezzanine Subsidiary 100% of the membership interest in HF El Toro in exchange for 100% of the membership interest in the Mezzanine Subsidiary, making the Mezzanine Subsidiary the sole member of HF El Toro.

On July 2, 2015, the Company entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Agreement”), pursuant to which: 1) the Company will amend and restate its operating agreement to, among other things, create and issue Class A units, Class B units, Class C units and Class D units with varying features; 2) certain Class A unitholders will sell their equity interests in the Company to Newhall Intermediary Holding Company, LLC (the “Operating Company”), which is controlled by Newhall Holding Company, LLC, to be renamed Five Point Holdings, LLC (“Five Point Holdings”), in exchange for cash consideration; and 3) the development management agreement, described in Note 6, will be amended and restated. Pursuant to the terms of the Agreement, the closing of the future transactions described above is conditioned upon Five Point Holding’s completion of its initial public equity offering of its Class A common shares, and will take place concurrently with such public offering.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2014. The accompanying unaudited condensed consolidated financial statements include the Company’s accounts and all of its direct and indirect wholly-owned subsidiaries’ accounts. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Inventories —Inventories are stated at cost, unless they are determined to be impaired, in which case the impaired inventories are written down to fair value. Inventories include land, land development costs, real estate taxes, and interest related to development. Included in land development costs are costs to entitle and permit the land for its intended use; costs incurred for infrastructure projects, such as schools, utilities, and roads; and site costs such as grading and amenities to bring the land to a finished state. Certain land development costs are reimbursable through development agreements with City of Irvine (the “City”) or other agencies and offset inventory costs when received. Construction overhead and selling expenses are expensed as incurred.

Inventories are reviewed for potential impairment when events or changes in circumstances indicate that the carrying value of the inventory may not be recoverable. Impairment indicators for the Project include, but are not limited to significant increases in land development costs, significant decreases in pace and pricing of home sales within the Project and surrounding areas, and political and societal events that may negatively impact the local economy.

Receivables—The Company evaluates the carrying value of receivables at each reporting date to determine the need for an allowance for doubtful accounts. As of September 30, 2015 and December 31, 2014, receivables totaled $14.6 million and $6.8 million, respectively. There was no allowance for doubtful accounts at September 30, 2015 or December 31, 2014.

Revenue Recognition—Revenues from land sales are recognized when a significant down payment is received, the earnings process is complete, title passes, and the collectability of any receivables is reasonably assured. When the Company has an obligation to complete development on sold property, it utilizes the percentage-of-completion method of accounting to record revenues and earnings. Under percentage-of-completion accounting, revenues and earnings are recognized based upon the ratio of development cost completed to the estimated total cost of the property sold, provided that required sales recognition criteria have been met. Estimated total project costs can include direct costs to complete development on the sold property in addition to indirect cost and reimbursement allocations for certain infrastructure and amenities that benefit the property. Changes in estimated total cost of the property sold will impact the amount of revenue and profit recognized under percentage-of-completion accounting in the period in which they are determined and future periods. Estimated losses, if any, on sold property are recognized in the period in which such losses are determined.

The Company’s purchase and sale agreements contain an additional purchase price provision whereby the Company may receive from the homebuilder purchaser a portion of their overall project profitability after the homebuilder has received an agreed upon return (profit participation). If project profitability falls short of the participation thresholds, the Company would receive no additional revenues or income and has no financial obligation to the homebuilder. Revenues from profit participation are recognized when sufficient evidence exists that the homebuilding project has met the participation thresholds and the Company has collected or is reasonably assured of collection. The Company will defer revenue on amounts collected in advance of meeting the recognition criteria. Profit participation agreements are evaluated each period to determine the portion earned and to include in land sale revenues in the consolidated statements of income. Profit participation revenue of $13.1 million was recognized for the nine months ended September 30, 2015. No profit participation revenue was recognized for the nine months ended September 30, 2014. Included in deferred land sale revenues on the accompanying condensed consolidated balance sheets as of September 30, 2015 and December 31, 2014 was $4.1 million and $8.9 million in profit participation payments received by the Company.

Additionally, purchase and sale agreements contain a requirement for homebuilder purchasers to pay a marketing fee per residence sold and is calculated as 1% of a defined homebuilder’s residence selling price. Marketing fees are recognized as revenue when collected from homebuilders. For the nine months ended September 30, 2015 and 2014, marketing fee revenue of $1.4 million and $4.2 million, respectively, was included in land sale revenues in the accompanying condensed consolidated statements of operations.

Cost of land sales are allocated to residential homesites and commercial sites within the Project using the relative sales value method. Since this method requires the Company to estimate future development costs and expected revenue for the entire Project, the profit margin on subsequent land sales will be affected by both changes in the estimated total revenues, as well as any changes in the estimated total development costs of the project. Accordingly, these estimates are reviewed regularly and revised for changes in actual experience, changes in revenue and cost estimates and changes in development plans. Additionally, interest and real estate taxes incurred in future periods that are eligible to be capitalized to inventories will affect future profit margins.

Transaction and Organization Costs—In connection with the Agreement described in Note 1, the Company has incurred $3.5 million during the nine months ended September 30, 2015 in transaction and organizational costs that are included in selling, general and administrative expenses in the accompanying condensed consolidated statement of operations.

Fair Value Measurements—The accounting guidance for fair value measurements and disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions.

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets or inputs, other than quoted prices, that are observable for the instrument either directly or indirectly.

Level 3—Significant inputs to the valuation model are unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The Company’s financial instruments include cash, receivables, mortgage note payable and other debt, accrued interest, and accounts payable and certain amounts payable to City of Irvine. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the estimated fair value of the Company’s mortgage note payable and other debt and accrued interest was $194.7 million and $175.5 million as of September 30, 2015 and December 31, 2014, respectively, using Level 3 inputs. Amounts payable to City of Irvine (see Note 4) are carried at a discount based on the present value of the future contractual cash flows, as such, the carrying value approximates fair value. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. While the fair value of the Company’s financial assets and liabilities with related parties is not determinable due to the inherent nature of related party transactions, the carrying value of the Company’s other financial assets and liabilities approximates fair value due to the short-term nature of the financial assets and liabilities.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018 for nonpublic entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. The Company plans to adopt ASU No. 2014-09 on January 1, 2019. The Company has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its consolidated financial statements, if any.

In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU No. 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are variable interest entities (“VIEs”), (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with

VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 will be effective for the Company’s fiscal year beginning January 1, 2017. The adoption of ASU No. 2015-02 is not expected to have a material effect on the Company’s consolidated financial statements.

3.	MORTGAGE NOTE PAYABLE AND OTHER DEBT

On December 29, 2010, (the “Effective Date”), HF El Toro, its third party lender, State Street Bank and Trust Company (“State Street Bank”), PCCP, LLC (“PCCP”), and Lehman Brothers Holdings, Inc. and certain affiliates (“LBHI”), engaged in a series of transfers, payoffs, and pay downs as set forth in certain settlement agreements (the “Settlement Agreements”), the effect of which transferred all interests in HF El Toro’s then outstanding loan (“Original Loan”) to State Street Bank and provided certain unsecured interests or options for certain unsecured interests in HF El Toro’s future cash flow (“Cash Flow Participations”) to PCCP and to LBHI.

On the Effective Date, and concurrent with the execution of the Settlement Agreements, State Street Bank and HF El Toro entered into a Third Amended and Restated Loan Agreement and amended promissory note (the “Restructured Loan Agreement”). The amended promissory note is secured by, among other things, an Amended and Restated Deed of Trust. State Street Bank and the prior guarantors of certain obligations under the Original Loan also agreed to replace the Original Loan guaranties with certain defined new guaranties. One such guaranty, a payment and performance guaranty, requires each member of the Company to provide an entity (a “Guarantor”) to deliver a several (not joint and several) guaranty pursuant to which such Guarantor guarantees payment of a pro rata share (in accordance with its membership interests in the Company, the “Pro Rata Share”) of amounts owing State Street bank under the Restructured Loan Agreement. The guaranty provides that each Guarantor’s liability is capped at an amount that (1) its Pro Rata Share of the lesser of (i) the total amount then owing or accrued to State Street Bank under the mortgage note and (ii) $195.0 million, exceeds (2) the sum of (x) the aggregate amount of new equity contributed by such Guarantor or its affiliate to pay for certain approved development costs, as defined in the Restructured Loan Agreement (“Approved Development Costs”) plus (y) any prior payments made by such Guarantor under its payment and performance guaranty. As of September 30, 2015 and December 31, 2014, the Company’s members have made aggregate equity contributions of $150.0 million to fund Approved Development Costs, which resulted in a remaining aggregate balance of these guarantee obligations for all Guarantors of $45.0 million. In addition to the payment and performance guaranty, the Guarantors guarantee the completion of certain defined design and construction obligations as they relate to defined phases under construction. The Restructured Loan Agreement also contains various compliance and covenant provisions, with which the Company has determined it was in compliance as of September 30, 2015.

Under certain conditions defined in the Restructured Loan Agreement, the loan becomes partially or fully recourse to HF El Toro. The recourse obligations of the loan are individually and collectively guaranteed by affiliates of the Company’s members. The Restructured Loan Agreement is comprised of a fully advanced base loan (the “Base Loan”) with an initial outstanding balance of $210.0 million and $180.0 million revolving lending facility (the “Revolving Loan Facility”), of which $160.0 million was advanced to HF El Toro during closing of the Restructured Loan Agreement. In December 2014, the Company repaid the outstanding balance of the Base Loan. The Revolving Loan Facility matures on January 1, 2018, and has two, one-year extensions that HF El Toro may elect.

Interest on both facilities are calculated at the London InterBank Offered Rate (LIBOR), plus 5% for the initial seven-year term, LIBOR, plus 7.5% for the first extension period, and LIBOR, plus 10% for the second extension period. As of September 30, 2015 and December 31, 2014, the interest rate on the Revolving Loan Facility was 5.25% and 5.19%, respectively. The Restructured Loan Agreement also includes an additional interest clause that is contingent upon the future performance of HF El Toro and, therefore, could effectively increase the interest rate for the life of both facilities to LIBOR, plus 20% up to a maximum of $100.0 million (“Additional Interest”).

As defined in the Restructured Loan Agreement, principal and interest are repaid out of the proceeds of the Project (the “Proceeds”) and in a prescribed priority. The prescribed priority effectively uses Proceeds to first pay off the accrued interest and principal on the Revolving Loan Facility and then the accrued interest on the

Base Loan facility. Next, 75% of Proceeds are used to pay off the Base Loan principal, and the balance is retained by HF El Toro. Once the Base Loan principal is paid off, HF El Toro will retain 100% of Proceeds until certain thresholds defined in the Restructured Loan Agreement are met. If those thresholds are met, 25% of subsequent Proceeds will be used to pay Additional Interest. Any Proceeds received after the Additional Interest is paid in full will be retained 100% by HF El Toro subject to Cash Flow Participations to PCCP and LBHI that will be paid per each respective agreement.

The Company determined that the transfer of all interests in the Original Loan to State Street Bank, the State Street Bank Additional Interest, and PCCP Cash Flow Participation were new debt instruments and per FASB Accounting Standards Codification (ASC) 470-50, Modifications and Extinguishments, recorded each of them at their fair value on the Effective Date. The fair values were estimated using a discounted cash flow analysis with discount rates ranging from 7.85% to 25%. When assessing the Cash Flow Participations granted to LBHI, the Company applied ASC 470-60, Troubled Debt Restructurings by Debtors. At the Effective Date, the Company recorded the LBHI Cash Flow Participation at the maximum defined amount of $100.0 million as a liability related to the restructured mortgage loan.

On June 9, 2015 the Company entered into an assignment and assumption agreement with LBHI in which LBHI sold to the Company its Cash Flow Participation agreement with HF El Toro for $53.6 million. Included in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2015 is a gain of $46.4 million related to the extinguishment of the obligation to LBHI.

On July 9, 2015, HF El Toro gave notice to State Street Bank that it intended to prepay the Restructured Loan Agreement in full, including the Additional Interest obligation. On September 23, 2015, HF El Toro and State Street Bank mutually agreed that the total amount of the Additional Interest obligation would be $81.5 million. The portion of the Additional Interest obligation in excess of the $5.2 million included mortgage note payable and other debt, or $76.3 million, is included in accrued interest on the accompanying condensed consolidated balance sheet as of September 30, 2015. The repayment of outstanding loan balances, accrued interest and the Additional Interest obligation occurred on October 6, 2015.

Total mortgage note and other debt interest incurred, including Additional Interest, was $79.6 million and $9.6 million for the nine months ended September 30, 2015 and 2014, respectively, which was capitalized to inventories in the accompanying condensed consolidated balance sheets.

A summary of the Company’s mortgage note payable and other debt balances as of September 30, 2015 and December 31, 2014, is as follows (in thousands):

	2015	2014

Revolving Loan Facility	$23,046	$—
State Street Bank Additional Interest	5,165	5,165
PCCP Cash Flow Participation	10,797	12,047
LBHI Cash Flow Participation	—	100,000

	$39,008	$117,212

4.	PAYABLE TO CITY OF IRVINE

A summary of amounts payable to the City as of September 30, 2015 and December 31, 2014, is as follows (in thousands):

	2015	2014

Public benefit fee	$5,064	$5,651
Authorized park expenditures	14,672	13,852
ALA II/Marine Way memorandum of understanding payments to the City	18,464	18,142

	$38,200	$37,645

On September 8, 2009, the Irvine City Council approved an Amended and Restated Development Agreement (the “ARDA”) between HF El Toro and the City (on behalf of itself and now as successor agency to the dissolved Irvine Redevelopment Agency, which Irvine Redevelopment Agency was an original party to the ARDA). The ARDA became effective on December 27, 2010 and obligated the Company to construct certain defined public infrastructure improvements (i.e., joint backbone improvements) in and around the Project. The Company will have the right to reimbursement for a portion of the public infrastructure improvement costs from the City of Irvine Community Facilities District No. 2013-3 (“CFD”). The CFD is supported by special taxes levied on landowners within the improvement areas of the CFD. The CFD will also fund certain improvements, operations and maintenance costs of the Orange County Great Park (the “Park”). The Company, as a landowner within the improvement areas will be subject to the special taxes.

The ARDA also includes a public benefit fee that obligates HF El Toro to pay defined monthly amounts to the City commencing January 2011 and concluding December 2019. In aggregate, these payments total $9.0 million. As of September 30, 2015 and December 31, 2014, the Company estimated the present value of the liability to be $5.1 million and $5.7 million, respectively. Payments totaling $0.9 million were made to the City during each of the nine months ended September 30, 2015 and 2014, and amortization expense, all of which was capitalized to inventories, totaled $0.3 million and $0.4 million, respectively.

Effective September 13, 2011, HF El Toro and the City entered into an adjacent landowner agreement (“ALA”) in which HF El Toro and the City mutually agreed to address certain matters in connection with the Project’s development and the Park. Pursuant to the ALA, HF El Toro agreed to pay to the City an aggregate $40.5 million for authorized Park expenditures subject to the terms set forth in the ALA with the final payment due December 30, 2016. As of September 30, 2015 and December 31, 2014, the Company estimated the present value of the liability to be $14.7 million and $13.9 million, respectively. No payments were made to the City in the nine months ended September 30, 2015 and 2014, and amortization expense, all of which was capitalized to inventories, totaled $0.8 million and $1.3 million in 2015 and 2014, respectively.

On November 26, 2013, HF El Toro and the City entered into a second adjacent landowner agreement (“ALA II”) in which HF El Toro committed to construct or cause the construction of a portion of the Park (the “Great Park Improvements”), which otherwise would have been an obligation of the City to construct under the terms of the ARDA. The ALA II stipulated that HF El Toro’s aggregate investment in the Great Park Improvements would total a minimum of $172.0 million. In addition to the Great Park Improvements, the ALA II and a memorandum of understanding regarding funding of Marine Way (“MOU”) improvements committed HF El Toro to perform on certain other defined items in the amount of $19.5 million as well as it committed HF El Toro to make $20.0 million of certain direct payments to the City over time. As of September 30, 2015 and December 31, 2014, the Company estimated the present value of the direct payments to be $18.5 million and $18.1 million, respectively. No payments were made to the City under the ALA II and MOU during the nine months ended September 30, 2015 and 2014. Amortization expense, all of which was capitalized to inventories, totaled $0.4 million and $0.3 million during the nine months ended September 30, 2015 and 2014, respectively. As also defined in the agreements, HF El Toro will have the right to receive up to an additional $40.0 million in CFD reimbursements for public infrastructure components of the Great Park Improvements.

The following table sets forth future annual payments to the City as required per all of the above described agreements in which payment commitments are fixed and determinable as of December 31, 2014 (in thousands):

2015	$10,050
2016	9,050
2017	2,750
2018	12,750
2019	2,750
Thereafter	5,000

Total future annual payments	$42,350

5.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of September 30, 2015 and December 31, 2014, consisted of the following (in thousands):

	2015	2014

Accounts payable	$17,680	$20,980
Other liabilities:
Development payables	40,928	33,810
Accrued liabilities—related party (Note 6)	407	4,535

Total accounts payable and other liabilities	$59,015	$59,325

6.	RELATED PARTY TRANSACTIONS

HF El Toro and Five Point Communities Management, Inc. (“Five Point”) are parties to a development management agreement (“DMA”) in which Five Point has been engaged to manage the development of the Project and to generally supervise the day-to-day affairs of the Project. Five Point is an affiliate of a member of FPC HF Venture I, LLC, a Delaware limited liability company, a member with a 12.5% interest in the Company. Five Point is also an affiliate of Lennar Heritage Fields, LLC, a California limited liability company, a member with a 25% interest in the Company. Under the terms of the DMA, Five Point is entitled to a fixed annual management fee and general and administrative expense reimbursements. The DMA also contains provisions for other incentive compensation arrangements for Five Point based on entitlement goals and the Company’s financial performance. To the extent achieved, these incentive compensation arrangements may be significant.

As of September 30, 2015 and December 31, 2014, the Company recorded a net payable of $0.2 million and $4.5 million, respectively, to Five Point for general and administrative expense reimbursements. General and administrative expense reimbursements are settled in cash on a monthly basis, typically one to two months in arrears. Management fees and incentive payments are settled in cash in accordance with the terms of the DMA.

Effective June 30, 2013, HF El Toro terminated its commercial development sub-management agreement (“Sub-MA”) with LNR HF II, LLC, a California limited liability company (“LNR HF”), a member with a 12.5% interest in the Company. Under the terms of the Sub-MA, LNR HF is vested in certain incentive compensation provisions and may receive payments, if the Company meets certain future financial performance thresholds.

In the normal course of business, the Company may enter into purchase and sale agreements, development agreements or other contracts with the members or affiliates of members. In such situations, among other restrictions, only the unaffiliated members of the Company shall have the right to approve such arrangements.

Amounts recorded in the condensed consolidated statements of operations or capitalized to inventories in the accompanying condensed consolidated balance sheets during the nine months ended September 30, 2015 and 2014 for related party transactions are as follows (in thousands):

	2015	2014

Related party land sale revenues	$12,300	$1,069

Related party management fee	$2,438	$2,438

Related party general and administrative costs and expenses	$4,508	$4,349

Related party development costs paid and capitalized to inventories	$—	$1,987

The Company is a party to a cost sharing agreement related to costs incurred in connection with the Agreement discussed in Note 1. Five Point is acting as administrative agent for all the parties to the cost sharing agreement. For the nine months ended September 30, 2015, the Company has funded $3.3 million under the cost sharing agreement and has $0.2 million included in accounts payable and other liabilities in the accompanying condensed consolidated balance sheet as of September 30, 2015. The $0.2 million represents the Company’s portion of costs incurred that had not yet been funded to Five Point.

7.	COMMITMENTS AND CONTINGENCIES

In the routine conduct of its business, the Company is subject to the usual obligations associated with entering into contracts for the purchase, development, and sale of real estate.

In the ordinary course of business and as a part of the entitlement and development process, the Company is required to provide performance bonds to ensure completion of certain development obligations. The Company had outstanding performance bonds of $50.4 million and $51.3 million as of September 30, 2015 and December 31, 2014, respectively.

The Company may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. The Company believes, the disposition of these other matters would not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

As a significant landowner, developer, and holder of commercial properties, there exists the possibility that environmental contamination conditions exist that would require the Company to take corrective action. The Company believes any potential costs will not materially affect its consolidated financial statements.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 18, 2015, the date the condensed consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to September 30, 2015 that require adjustments to or disclosure in the Company’s condensed consolidated financial statements.

On October 6, 2015, HF El Toro sold 840 homesites in an area of the Project referred to as Development Area 7 to an affiliate of Lennar Heritage Fields, LLC for $480.0 million, of which $160 million was received at closing and the remainder is payable on December 1, 2016.

* * * * * *

INDEPENDENT AUDITORS’ REPORT

To the Partners of

Five Point Communities, LP

To the Shareholders of

Five Point Communities Management, Inc.

Aliso Viejo, California

We have audited the accompanying combined consolidated financial statements of Five Point Communities, LP, a Delaware limited partnership, and subsidiary and Five Point Communities Management, Inc. (collectively, the “Company”), both of which are under common ownership and common management, which comprise the combined consolidated balance sheets as of December 31, 2014 and 2013, and the related combined consolidated statements of income and comprehensive income, capital and equity, and cash flows for the years then ended, and the related notes to the combined consolidated financial statements.

Management’s Responsibility for the Combined Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these combined consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the combined consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of Five Point Communities, LP and subsidiary and Five Point Communities Management, Inc. as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

December 18, 2015

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands, except share and per share data)

	2014	2013
ASSETS

CURRENT ASSETS:
Cash	$3,437	$2,591
Accounts receivable - related party	4,289	1,681
Prepaid expenses and other current assets	289	477

Total current assets	8,015	4,749

UNBILLED MANAGEMENT FEE REVENUES	281	375

INVESTMENTS IN UNCONSOLIDATED ENTITIES (1)	24,908	8,152

Total assets	$33,204	$13,276

LIABILITIES AND CAPITAL AND EQUITY

CURRENT LIABILITIES:
Accounts payable - related party	$405	$365
Accrued employee benefits	5,778	3,104
Other current liabilities	46	30

Total current liabilities	6,229	3,499

DEFERRED INCOME	9,796	—

Total liabilities	16,025	3,499

COMMITMENTS AND CONTINGENCIES (Note 5)

CAPITAL AND EQUITY:
Common stock, par value $0.01 per share (1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2014 and 2013)	—	—
Retained earnings	83	49
Limited partners’ capital	16,462	9,789

Accumulated other comprehensive loss	(115)	(61)

Total stockholders’ equity and partners’ capital	16,430	9,777
Noncontrolling interest	749	—

Total capital and equity	17,179	9,777

TOTAL LIABILITIES AND CAPITAL AND EQUITY	$33,204	$13,276

See notes to combined consolidated financial statements.

(1)	Under certain provisions of Accounting Standards Codification (“ASC”) Topic 810, Consolidation, (“ASC 810”) Five Point Communities, LP is required to separately disclose on its combined consolidated balance sheets the assets of consolidated variable interest entities (“VIEs”) that are owned by the consolidated VIEs and liabilities of consolidated VIEs as to which there is no recourse against Five Point Communities, LP and Five Point Communities Management, Inc. As of December 31, 2014, investments in unconsolidated entities included $15.9 million related to a consolidated VIE. As of December 31, 2013, there were no consolidated VIEs.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands)

	2014	2013

MANAGEMENT FEE REVENUES	$26,032	$14,732

GENERAL AND ADMINISTRATIVE EXPENSES	22,306	13,579

Income before equity in earnings of unconsolidated entities	3,726	1,153

Equity in earnings of unconsolidated entities	6,418	1,251

NET INCOME	10,144	2,404

LESS: INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	249	—

NET INCOME ATTRIBUTABLE TO FIVE POINT	$9,895	$2,404

NET INCOME	$10,144	$2,404

OTHER COMPREHENSIVE (LOSS) INCOME—EQUITY IN NET ACTUARIAL (LOSS) GAIN ON DEFINED BENEFIT PENSION PLAN OF UNCONSOLIDATED ENTITY	(54)	58

COMPREHENSIVE INCOME	10,090	2,462

LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	249	—

COMPREHENSIVE INCOME ATTRIBUTABLE TO FIVE POINT	$9,841	$2,462

See notes to combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED STATEMENTS OF CAPITAL AND EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands, except shares and per share data)

	Shares of Common Stock	Common Stock	Retained Earnings	Limited Partners’ Capital	Accumulated Other Comprehensive Loss	Combined Five Point	Noncontrolling Interests	Total

CAPITAL AND EQUITY—January 1, 2013	100	$—	$37	$7,397	$(119)	$7,315	$—	$7,315

Net income			12	2,392		2,404		2,404

Other comprehensive income					58	58		58

CAPITAL AND EQUITY—December 31, 2013	100	—	49	9,789	(61)	9,777	—	9,777

Net income (loss)			50	9,845		9,845	249	10,144

Cash contributions							500	500

Cash dividends ($160 per common share) and distributions			(16)	(3,172)		(3,188)		(3,188)

Other comprehensive loss	—	—	—	—	(54)	(54)	—	(54)

CAPITAL AND EQUITY—December 31, 2014	100	$—	$83	$16,462	$(115)	$16,430	$749	$17,179

See notes to combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,144	$2,404
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings from unconsolidated entities, net of distributions received from operations	(6,150)	(1,097)
Equity-based management fee compensation		(1,148)
Amortization of straight-line revenues, net	(94)	144
Changes in operating assets and liabilities:
Assets	(2,595)	(989)
Liabilities	2,730	1,598

Net cash provided by operating activities	4,035	912

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated entities	(501)
Deposit on investment purchase	(2,300)
Distribution from unconsolidated entity	2,300

Net cash used in investing activities	(501)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Partner loan	1,150
Repayment of Partner loan	(1,150)
Cash contributions from noncontrolling interests	500
Cash dividends and distributions	(3,188)

Net cash used in financing activities	(2,688)

NET INCREASE IN CASH	846	912

CASH—Beginning of year	2,591	1,679

CASH—End of year	$3,437	$2,591

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES—Investment in FPC-HF Venture I, LLC	$10,159	$—

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION—Cash paid for interest	$40	$—

See notes to combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Five Point Communities, LP (the “Partnership”) is a Delaware limited partnership which was formed on May 8, 2009 and commenced operations on July 25, 2009. The limited partners of the Partnership and respective ownership percentages are Lennar Homes of California, Inc. (“Lennar”), 59.70%, and Emile Haddad, 39.80% (collectively, the “Limited Partners”). The general partner, Five Point Communities Management, Inc., a Delaware corporation (“Management Inc.”), owns 0.5% of the Partnership. As the general partner, Management Inc. has full and complete authority, power and discretion to manage and control the business and affairs of the Partnership. The Limited Partners have no direct voting, management or governance rights.

Management Inc. was also formed on May 8, 2009 and commenced operations on July 25, 2009. The Limited Partners own all of the outstanding shares of Management Inc. Lennar owns 80% of the outstanding shares of Management Inc. and Emile Haddad owns the remaining 20%. Management Inc. is managed by an executive committee comprised of two members, one appointed by Lennar and one appointed by Emile Haddad. All major decisions require the unanimous approval of the executive committee. Management Inc. has no operations other than acting as the general partner for the Partnership and all actions taken by Management Inc. are done in trust solely as nominee for the benefit of the Partnership, and the Partnership is the legal and beneficial owner of any interests held in Management Inc.’s name.

FPC-HF Subventure I, LLC, a Delaware limited liability company (“Subventure”), was formed on July 24, 2014 by the Partnership and certain affiliated officers and directors of Management Inc. to hold an equity interest in FPC-HF Venture I, LLC (“Venture I”), which in turn holds a 12.5% interest in the parent company of Heritage Fields El Toro, LLC (“Heritage Fields”).

The Partnership, Subventure and Management Inc. (collectively “Five Point”) provide asset management services to entities that are developing large master planned communities. Five Point also owns direct and indirect equity investments in the entities under its management.

On July 2, 2015, Five Point entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Agreement”), pursuant to which: 1) the Partnership will amend and restate its limited partnership agreement to, among other things, create and issue two classes of limited partnership interests, Class A and Class B; 2) the Class A limited partners will contribute their Class A partnership interests in the Partnership to Newhall Land Development, LLC’s (“Newhall”) parent company, Newhall Intermediary Holding Company, LLC (the “Operating Company”), which is controlled by Newhall Holding Company, LLC, to be renamed Five Point Holdings, LLC (“Five Point Holdings”), in exchange for Class A units of the Operating Company; 3) Five Point’s development management agreement with Newhall will be terminated; 4) Five Point’s development management agreement with Heritage Fields will be amended and restated; 5) certain contributing investors will contribute and/or sell all or a portion of their equity interests in various entities, including the parent company of Heritage Fields, to the Operating Company in exchange for a combination of units of the Operating Company and cash; and 6) Venture I will contribute its right to 12.5% of any payments earned under the development management agreement with Heritage Fields to the Operating Company and to the Partnership, in exchange for units of the Operating Company and Class B limited partnership interests of the Partnership, respectively. Pursuant to the terms of the Agreement, the closing of the future transactions described above is conditioned upon Five Point Holding’s completion of its initial public equity offering of its Class A common shares, and will take place concurrently with such public offering.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combination and Consolidation—The accompanying combined consolidated financial statements of Five Point have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying combined consolidated financial statements include Management Inc.’s accounts combined with the Partnership’s accounts and the Partnership’s consolidated variable interest entity (“VIE”), Subventure, in which the Partnership is deemed the primary beneficiary, all of which are under common ownership and common management. Investments in unconsolidated entities in which a significant, but less than controlling interest is held and VIEs in which the Partnership is not deemed the primary beneficiary are accounted for by the equity method. All intercompany transactions and balances have been eliminated in consolidation and combination. In December 2015, Five Point changed its year end to December 31, for financial reporting purposes.

Use of Estimates—The preparation of combined consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Receivables—Five Point evaluates the carrying value of receivables, which are included in prepaid expenses and other current assets on the combined consolidated balance sheets, at each reporting date to determine the need for an allowance for doubtful accounts. As of December 31, 2014 and 2013, there was no allowance for doubtful accounts receivable.

Investments in Unconsolidated Entities—Five Point accounts for its investment in unconsolidated entities under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for contributions, distributions, and equity in earnings (loss) of unconsolidated entities. Based upon each entity’s respective operating agreement, Five Point may record its equity in earnings under hypothetical liquidation at book value (“HLBV”) method of accounting. Under this method, Five Point recognizes income or loss in each period as if the net book value of the assets in the ventures were hypothetically liquidated at the end of each reporting period pursuant to the provisions of the operating agreement. In any given period, Five Point could be recording more or less income than actual cash distributions received and more or less than what Five Point may receive in the event of an actual liquidation.

Five Point evaluates its investments in unconsolidated entities for indicators of impairment during each reporting period. A series of operating losses of an investee or other factors may indicate that a decrease in the fair value of Five Point’s investment in the unconsolidated entity below its carrying amount has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment’s carrying amount over its estimated fair value.

Revenue Recognition—Five Point has been engaged by both Newhall and Heritage Fields as the development manager in which Five Point generally supervises the day-to-day affairs of the entities and the development of the assets of the entities. Additionally, Five Point has been engaged as the manager of Venture I, supervising its day-to-day affairs. Five Point records management fee revenues over the period in which the services are performed, fees are determinable, and collectability is reasonably assured. Under Five Point’s development management agreements with Newhall and Heritage Fields, Five Point earns an annual fee that typically increases annually based on contractual terms. Five Point records revenues from the annual fees ratably over the contract period using the straight-line method. Per the terms of Five Point’s management agreement with Heritage Fields, Five Point receives additional compensation equal to the actual general and administrative costs incurred by Five Point’s Heritage Fields project team. Acting as a principal, Five Point records management fee revenues from general and administrative cost reimbursement in the period Five Point incurs such general and administrative costs. For the years ended December 31, 2014 and 2013, Five Point recorded management fee revenue of $9.3 million and $5.9 million, respectively, related to reimbursement of costs of the Heritage Fields project team. The Heritage Fields management agreement also contains certain management incentive compensation fee provisions based on the performance of Heritage Fields and other non-monetary milestones. As described in Note 3, in 2014 Five Point sold the right to a portion of the future incentive compensation fees for $10.2 million and deferred the income. Five Point amortizes the income using the straight-line method over the expected term of the Heritage Fields development management agreement.

In connection with Five Point’s engagement by Newhall, Five Point also received an equity ownership interest in Newhall through the granting of award units per terms defined in Newhall’s limited liability company agreement. The award units, granted on July 31, 2009, vested over four years, and were fully vested as of July 31, 2013. Five Point amortized the value of the award units over the vesting period as management fee revenue. For the year ended December 31, 2013, Five Point recorded $1.1 million in management fee revenue from the vesting of Newhall award units.

Income Taxes—No provision for federal and state income taxes is necessary in the combined consolidated financial statements generated from the Partnership because, as a partnership, it is not subject to federal and state income tax and the tax effect of its activities accrues to the partners. The parent company of Lennar includes the taxable income or loss generated from Management Inc. in its consolidated tax return, however no provision for federal and state income taxes is presented in the combined consolidated financial statements due to the immaterial nature of the balances.

Accounting Standards Updates—In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the definition of a discontinued operation to raise the threshold for disposals to qualify as discontinued operations and requires additional disclosures about disposal transactions. Under ASU No. 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component or group of components either (i) has been disposed of or (ii) is classified as held for sale. In addition, ASU No. 2014-08 requires additional disclosures about both (i) a disposal transaction that meets the definition of a discontinued operation and (ii) an individually significant component of an entity that is disposed of or held for sale that does not qualify for discontinued operations presentation in the combined consolidated financial statements. ASU No. 2014-08 is effective prospectively for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. Five Point early adopted ASU No. 2014-08 on January 1, 2014, which did not have an impact on the combined consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018 for nonpublic entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. Five Point plan to adopt ASU No. 2014-09 on January 1, 2018. Five Point has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its combined consolidated financial statements, if any.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). ASU No. 2014-15 requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments in this ASU (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU No. 2014-15 is effective for first annual reporting periods ending on or after December 15, 2016. Five Point does not expect that the adoption of this standard to have a material impact on its combined consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU No. 2015-02”). ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are VIEs, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU 2015-02 will be effective for Five Point’s fiscal year beginning January 1, 2017. The Company is evaluating whether the adoption of ASU No. 2015-02 will have a material effect on Five Point’s combined consolidated financial statements.

3.	INVESTMENTS IN UNCONSOLIDATED ENTITES

Five Point’s investments in unconsolidated entities reported on the equity method at December 31, 2014 and 2013 are as follows:

	Ownership		Carrying Value
	2014	2013	2014	2013
			(in thousands)

Newhall	2.48%	2.48%	$8,959	$8,152
Venture I	8.9%	—	15,949	—

			$24,908	$8,152

Newhall is a land developer of master planned communities in northern Los Angeles County, California. Newhall is governed by a board of seven managers, of which Five Point’s chief executive officer (or equivalent officer) is designated as one of the managers. Therefore, Five Point has significant influence, but does not have a controlling interest in Newhall and accounts for its investment under the equity method of accounting.

Venture I is a joint venture with an unrelated third party (the “Joint Venture Partner”) that was formed in 2014 for the purpose of holding a 12.5% interest in the parent company of Heritage Fields. In consideration for Five Point’s cash contribution of $0.5 million and non-cash contribution of the right to 12.5% of its future incentive compensation fees earned under its development management agreement with Heritage Fields, Five Point received an 8.9% interest in Venture I recorded at fair value, with the remaining 91.1% interest held by the Joint Venture Partner. Five Point’s sale of 12.5% of the future incentive compensation fees has been deferred, given the significant continuing involvement of performing under the development management agreement.

Five Point receives a management fee for managing the day-to-day affairs of Venture I and for the year ended December 31, 2014, Five Point received $0.4 million in such management fees which is included in management fee revenues on the combined consolidated statement of income and comprehensive income.

GAAP requires the consolidation of VIEs in which an enterprise has a controlling financial interest. Venture I is a VIE, however the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance is shared. While Five Point manages the day-to-day affairs of Venture I, an executive committee made up of equal representatives from each member must agree on major decisions that most significantly impact economic performance. Therefore, Five Point as one of the two members has shared power and accounts for its ownership under the equity method of accounting.

Summarized condensed financial information of Five Point’s unconsolidated entities that are accounted for by the equity method was as follows (in thousands):

Statements of Operations

	Year Ended December 31,
	2014	2013
Revenues	$78,353	$89,511
Costs and expenses	44,131	47,081
Equity in earnings of unconsolidated entities	15,719	—

Income from continuing operations	49,941	42,430
Income from discontinued operations	—	603

Net income	$49,941	$43,033

Five Point’s share of net income	$6,150	$1,097

Elimination of proportionate management fee expense	268	154

Five Point’s equity in earnings from unconsolidated entities	$6,418	$1,251

Income/(loss) is allocated to Five Point for its share of Newhall’s earnings on a pro rata basis based upon ownership interest percentage while income/(loss) is allocated between Five Point and the Joint Venture Partner using the HLBV method of accounting.

Balance Sheets

	December 31,
	2014	2013
Assets:
Cash and cash equivalents	$152,229	$166,780
Inventories	219,934	195,552
Other assets	102,020	108,926
Investment in unconsolidated entity	125,406	—

Total assets	$599,589	$471,258

Liabilities and members’ capital:
Accounts payable and other liabilities	$113,378	$142,951
Debt	—
Members’ capital	486,211	328,307

Total liabilities and members’ capital	$599,589	$471,258

As of December 31, 2014, Five Point’s share of Venture I’s members’ capital determined under HLBV pursuant to the terms of Venture I’s operating agreement was $15.9 million.

The entities in which Five Point has investments usually finance their activities with a combination of partner equity and debt financing. Five Point is not a guarantor of any debt of its unconsolidated entities or its underlying investments.

4.	RELATED PARTY TRANSACTIONS

Five Point has engaged Lennar to provide certain services, support and resources to Five Point under a service agreement. Some of the significant services provided by Lennar include payroll, tax, employee benefits, human resources and information technology support. Lennar also provides a license to Five Point to utilize fully furnished office space including furniture, cubicles, telephones, computers, printers, copiers and other workspace resources. Five Point reimburses Lennar on a monthly basis for all direct costs Lennar incurs for the purchase of tangible equipment, furnishings and supplies that are acquired for the exclusive use of or benefit of Five Point. Indirect costs incurred by Lennar for the benefit of Five Point under both the service agreement and the license agreement are reimbursed by Five Point at a fixed monthly amount agreed to by the parties. Both direct and indirect costs are reflected as general and administrative expenses in the accompanying combined consolidated statements of income and comprehensive income. For the years ended December 31, 2014 and 2013, Five Point paid Lennar $8.8 million and $5.8 million, respectively, in direct and indirect costs under the service and license agreements. At both December 31, 2014 and 2013, Five Point owed Lennar $0.4 million for direct and indirect expenses, which are included in accounts payable – related party in the accompanying combined consolidated balance sheets.

In April 2014, Lennar loaned Five Point $1.2 million. Five Point used the proceeds of the loan as the first deposit towards the purchase of Venture I’s 12.5% equity interest in Heritage Fields’ parent company. In August 2014, Venture I made a distribution to Five Point. Five Point used the proceeds of the distribution to repay the partner loan plus approximately $40,000 in interest to Lennar, which has been included in general and administrative expenses in the accompanying combined consolidated statement of income and comprehensive income for the year ended December 31, 2014.

Lennar holds an equity position in both Newhall and Heritage Fields’ parent company. Emile Haddad holds an equity position in Newhall. As a result of these ownership relationships, and Five Point’s interests in Newhall and Venture I, all management fee revenues recorded by Five Point are generated from related parties.

At December 31, 2014 and 2013, Five Point had a receivable due from Heritage Fields of $3.8 million and $1.5 million, respectively, and a receivable from Newhall of $0.5 million and $0.1 million, respectively, included in accounts receivable-related party in the accompanying combined consolidated balance sheets, for certain management fee revenues related to employee benefits and general expenses reimbursements that are collected one month in arrears.

5.	COMMITMENTS AND CONTINGENCIES

Five Point may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. Management believes, the disposition of these other matters would not have a material adverse effect on Five Point’s combined consolidated financial condition, results of operations, or cash flows.

6.	SUBSEQUENT EVENTS

Five Point has evaluated subsequent events through December 18, 2015, the date the combined consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to December 31, 2014 that require adjustments to or disclosure in Five Point’s combined consolidated financial statements.

* * * * * *

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(In thousands except shares and per share data)

	SEPTEMBER 30, 2015	DECEMBER 31, 2014
ASSETS

CURRENT ASSETS:
Cash	$2,283	$3,437
Accounts receivable – related party	202	4,289
Prepaid expenses and other current assets	414	289

Total current assets	2,899	8,015

UNBILLED MANAGEMENT FEE REVENUES	211	281

INVESTMENTS IN UNCONSOLIDATED ENTITIES (1)	24,169	24,908

Total assets	$27,279	$33,204

LIABILITIES AND CAPITAL AND EQUITY

CURRENT LIABILITIES:
Accounts payable - related party	$442	$405
Accrued employee benefits	1,542	5,778
Other current liabilities	1,547	46

Total current liabilities	3,531	6,229

DEFERRED INCOME	8,980	9,796

Total liabilities	12,511	16,025

COMMITMENTS AND CONTINGENCIES (Note 5)

CAPITAL AND EQUITY:
Common stock, par value $0.01 (1,000 shares authorized; 100 shares issued and outstanding as of September 30, 2015 and December 31, 2014)	—	—
Retained earnings	73	83
Limited partners’ capital	14,095	16,462
Accumulated other comprehensive loss	(113)	(115)

Total stockholders’ equity and partners’ capital	14,055	16,430
Noncontrolling interest	713	749

Total capital and equity	14,768	17,179

TOTAL LIABILITIES AND CAPITAL AND EQUITY	$27,279	$33,204

See notes to unaudited condensed combined consolidated financial statements.

(1)	Under certain provisions of Accounting Standards Codification (“ASC”) Topic 810, Consolidation, (“ASC 810”) Five Point Communities, LP is required to separately disclose on its condensed combined consolidated balance sheets the assets of consolidated variable interest entities (“VIEs”) that are owned by the consolidated VIEs and liabilities of consolidated VIEs as to which there is no recourse against Five Point Communities, LP and Five Point Communities Management, Inc. As of September 30, 2015 and December 31, 2014, investments in unconsolidated entities included $15.2 million and $15.9 million, respectively, related to a consolidated VIE.

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

MANAGEMENT FEE REVENUES	$13,381	$18,433

GENERAL AND ADMINISTRATIVE EXPENSES	12,315	15,486

Income before equity in earnings of unconsolidated entities	1,066	2,947

Equity in earnings of unconsolidated entities	414	724

NET INCOME	1,480	3,671

LESS: INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	12	(1)

NET INCOME ATTRIBUTABLE TO FIVE POINT	$1,468	$3,672

NET INCOME	$1,480	$3,671

OTHER COMPREHENSIVE INCOME—EQUITY IN NET ACTUARIAL GAIN ON DEFINED BENEFIT PENSION PLAN OF UNCONSOLIDATED ENTITY	2	—

COMPREHENSIVE INCOME	1,482	3,671

LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	12	(1)

COMPREHENSIVE INCOME ATTRIBUTABLE TO FIVE POINT	$1,470	$3,672

See notes to unaudited condensed combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CAPITAL AND EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands, except shares and per share data)

	Shares of Common Stock	Common Stock	Retained Earnings	Limited Partners’ Capital	Accumulated Other Comprehensive Loss	Combined Five Point	Noncontrolling Interests	Total

CAPITAL AND EQUITY—January 1, 2015	100	$—	$83	$16,462	$(115)	$16,430	$749	$17,179

Net income	—	—	9	1,459	—	1,468	12	1,480

Cash contributions	—	—	—	—	—	—	3	3

Cash dividends ($190 per common share) and distributions	—	—	(19)	(3,826)	—	(3,845)	(51)	(3,896)

Other comprehensive income	—	—	—	—	2	2	—	2

CAPITAL AND EQUITY—September 30, 2015	100	$—	$73	$14,095	$(113)	$14,055	$713	$14,768

CAPITAL AND EQUITY—January 1, 2014	100	$—	$49	$9,789	$(61)	$9,777	$—	$9,777

Net income (loss)	—	—	18	3,654	—	3,672	(1)	3,671

Cash contributions	—	—	—	—	—	—	500	500

Cash dividends ($160 per common share) and distributions	—	—	(16)	(3,172)	—	(3,188)	—	(3,188)

CAPITAL AND EQUITY—September 30, 2014	100	$—	$51	$10,271	$(61)	$10,261	$499	$10,760

See notes to unaudited condensed combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

UNAUDITED CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

(In thousands)

	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,480	$3,671
Adjustments to reconcile net income to net cash provided by operating activities:
Distributions received from operations of unconsolidated entities, net of equity in earnings	801	—
Equity in earnings from unconsolidated entities, net of distributions received from operations	—	(630)
Amortization of straight-line revenues, net	(746)	155
Changes in operating assets and liabilities:
Assets	3,962	1,624
Liabilities	(3,973)	(1,610)

Net cash provided by operating activities	1,524	3,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated entities	(60)	(501)
Deposit on investment purchase	—	(2,300)
Distribution from unconsolidated entity	—	2,300

Net cash used in investing activities	(60)	(501)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Partner loan	—	1,150
Repayment of Partner loan	—	(1,150)
Proceeds from cost sharing agreement administration, net	1,275	—
Cash contributions from noncontrolling interests	3	500
Cash distributions to noncontrolling interests	(51)	—
Cash dividends and distributions	(3,845)	(3,188)

Net cash used in financing activities	(2,618)	(2,688)

NET (DECREASE) INCREASE IN CASH	(1,154)	21

CASH—Beginning of period	3,437	2,591

CASH—End of period	$2,283	$2,612

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES—Investment in FPC-HF Venture I, LLC	$—	$10,159

SUPPLEMENTAL DISCLOSURE OF CASHFLOW INFORMATION—Cash paid for interest	$—	$40

See notes to unaudited condensed combined consolidated financial statements.

FIVE POINT COMMUNITIES, LP AND SUBSIDIARY

FIVE POINT COMMUNITIES MANAGEMENT, INC.

NOTES TO UNAUDITED CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014 AND FOR THE

NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

1.	DESCRIPTION OF ORGANIZATION AND OPERATIONS

Five Point Communities, LP (the “Partnership”) is a Delaware limited partnership which was formed on May 8, 2009 and commenced operations on July 25, 2009. The limited partners of the Partnership and respective ownership percentages are Lennar Homes of California, Inc. (“Lennar”), 59.70%, and Emile Haddad, 39.80% (collectively, the “Limited Partners”). The general partner, Five Point Communities Management, Inc., a Delaware corporation (“Management Inc.”), owns 0.5% of the Partnership. As the general partner, Management Inc. has full and complete authority, power and discretion to manage and control the business and affairs of the Partnership. The Limited Partners have no direct voting, management or governance rights.

Management Inc. was also formed on May 8, 2009 and commenced operations on July 25, 2009. The Limited Partners own all of the outstanding shares of Management Inc. Lennar owns 80% of the outstanding shares of Management Inc. and Emile Haddad owns the remaining 20%. Management Inc. is managed by an executive committee comprised of two members, one appointed by Lennar and one appointed by Emile Haddad. All major decisions require the unanimous approval of the executive committee. Management Inc. has no operations other than acting as the general partner for the Partnership and all actions taken by Management Inc. are done in trust solely as nominee for the benefit of the Partnership, and the Partnership is the legal and beneficial owner of any interests held in Management Inc.’s name.

FPC-HF Subventure I, LLC, a Delaware limited liability company (“Subventure”), was formed on July 24, 2014 by the Partnership and certain affiliated officers and directors of Management Inc. to hold an equity interest in FPC-HF Venture I, LLC (“Venture I”), which in turn holds a 12.5% interest in the parent company of Heritage Fields El Toro, LLC (“Heritage Fields”).

The Partnership, Subventure and Management Inc. (collectively “Five Point”) provide asset management services to entities that are developing large master planned communities. Five Point also owns direct and indirect equity investments in the entities under its management.

On July 2, 2015, Five Point entered into a Contribution and Sale Agreement, as amended and restated on December 17, 2015 (the “Agreement”), pursuant to which: 1) the Partnership will amend and restate its limited partnership agreement to, among other things, create and issue two classes of limited partnership interests, Class A and Class B; 2) the Class A limited partners will contribute their Class A partnership interests in the Partnership to Newhall Land Development, LLC’s (“Newhall”) parent company, Newhall Intermediary Holding Company, LLC (the “Operating Company”), which is controlled by Newhall Holding Company, LLC, to be renamed Five Point Holdings, LLC (“Five Point Holdings”), in exchange for Class A units of the Operating Company; 3) Five Point’s development management agreement with Newhall will be terminated; 4) Five Point’s development management agreement with Heritage Fields will be amended and restated; 5) certain contributing investors will contribute and/or sell all or a portion of their equity interests in various entities, including the parent company of Heritage Fields, to the Operating Company in exchange for a combination of units of the Operating Company and cash; and 6) Venture I will contribute its right to 12.5% of any payments earned under the development management agreement with Heritage Fields to the Operating Company and to the Partnership, in exchange for units of the Operating Company and Class B limited partnership interests of the Partnership, respectively. Pursuant to the terms of the Agreement, the closing of the future transactions described above is conditioned upon Five Point Holding’s completion of its initial public equity offering of its Class A common shares, and will take place concurrently with such public offering.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combination and Consolidation—The accompanying unaudited condensed combined consolidated financial statements of Five Point have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The accompanying unaudited condensed combined consolidated financial statements should be read in conjunction with the audited combined consolidated financial statements and notes to the combined consolidated financial statements for the year ended December 31, 2014. The accompanying condensed combined consolidated financial statements include Management Inc.’s accounts combined with the Partnership’s accounts and the Partnership’s consolidated variable interest entity (“VIE”), Subventure, in which the Partnership is deemed the primary beneficiary, all of which are under common ownership and common management. Investments in unconsolidated entities in which a significant, but less than controlling interest is held and VIEs in which the Partnership is not deemed the primary beneficiary are accounted for by the equity method. All intercompany transactions and balances have been eliminated in consolidation and combination.

Use of Estimates—The preparation of combined consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed combined consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Five Point has been engaged by both Newhall and Heritage Fields as the development manager in which Five Point generally supervises the day-to-day affairs of the entities and the development of the assets of the entities. Additionally, Five Point has been engaged as the manager of Venture I, supervising its day-to-day affairs. Five Point records management fee revenues over the period in which the services are performed, fees are determinable, and collectability is reasonably assured. Under Five Point’s development management agreements with Newhall and Heritage Fields, Five Point earns an annual fee that typically increases annually based on contractual terms. Five Point records revenues from the annual fees ratably over the contract period using the straight-line method. Per the terms of Five Point’s management agreement with Heritage Fields, Five Point receives additional compensation equal to the actual general and administrative costs incurred by Five Point’s Heritage Fields project team. Acting as a principal, Five Point records management fee revenues from general and administrative cost reimbursement in the period Five Point incurs such general and administrative costs. For the nine months ended September 30, 2015 and 2014, Five Point recorded management fee revenue of $5.4 million and $4.3 million, respectively, related to reimbursement of costs of the Heritage Fields project team. The Heritage Fields management agreement also contains certain management incentive compensation fee provisions based on the performance of Heritage Fields and other non-monetary milestones. As described in Note 3, in 2014 Five Point sold the right to a portion of the future incentive compensation fees for $10.2 million and deferred the income. Five Point amortizes the income using the straight-line method over the expected term of the Heritage Fields development management agreement.

Transaction and Organization Costs—In connection with the Agreement described in Note 1, Five Point has incurred $0.6 million during the nine months ended September 30, 2015 in transaction and organizational costs that are included in general and administrative expenses in the accompanying condensed combined consolidated statement of income.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 supersedes most existing revenue recognition guidance, including industry-specific revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018 for nonpublic entities. Further, the application of ASU No. 2014-09 permits the use of either the full retrospective or cumulative effect transition approach. Five Point plans to adopt ASU No. 2014-09 on January 1, 2018. Five Point has not yet selected a transition method nor has it determined the impact the adoption of ASU No. 2014-09 will have on its combined consolidated financial statements, if any.

In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU No. 2015-02”). ASU No. 2015-02 amends the consolidation requirements and significantly changes the consolidation analysis required. ASU 2015-02 requires management to reevaluate all legal entities under a revised consolidation model specifically (i) modify the evaluation of whether limited partnership and similar legal entities are VIEs, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Act of 1940 for registered money market funds. ASU No. 2015-02 will be effective for Five Point’s fiscal year beginning January 1, 2017. Five Point is still evaluating the effect the adoption of ASU No. 2015-02 will have on Five Point’s combined consolidated financial statements.

3.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

Five Point’s investments in unconsolidated entities reported on the equity method at September 30, 2015 and December 31, 2014 are as follows:

	Carrying Value
	Ownership	September 30, 2015	December 31, 2014
		(in thousands)
Newhall	2.48%	$8,995	$8,959
Venture I	8.9%	15,174	15,949

		$24,169	$24,908

Newhall is a land developer of master planned communities in northern Los Angeles County, California. Newhall is governed by a board of seven managers, of which Five Point’s chief executive officer (or equivalent officer) is designated as one of the managers. Therefore, Five Point has significant influence, but does not have a controlling interest in Newhall and accounts for its investment under the equity method of accounting.

Venture I is a joint venture with an unrelated third party (the “Joint Venture Partner”) that was formed in 2014 for the purpose of holding a 12.5% interest in the parent company of Heritage Fields. In consideration for Five Point’s cash contribution of $0.5 million and non-cash contribution of the right to 12.5% of its future incentive compensation fees earned under its development management agreement with Heritage Fields, Five Point received an 8.9% interest in Venture I recorded at fair value, with the remaining 91.1% interest held by the Joint Venture Partner. Five Point’s sale of 12.5% of the future incentive compensation fees has been deferred, given the significant continuing involvement of performing under the development management agreement.

GAAP requires the consolidation of VIEs in which an enterprise has a controlling financial interest. Venture I is a VIE, however the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance is shared. While Five Point manages the day-to-day affairs of Venture I, an executive committee made up of equal representatives from each member must agree on major decisions that most significantly impact economic performance. Therefore, Five Point as one of the two members has shared power and accounts for its ownership under the equity method of accounting.

Summarized condensed financial information of Five Point’s unconsolidated entities that are accounted for by the equity method was as follows (in thousands):

Statements of Operations

	Nine Months Ended September 30,
	2015	2014
Revenues	$29,710	$55,739
Costs and expenses	29,489	29,836
Equity in earnings (losses) of unconsolidated entities	14,861	(118)

Net income	$15,082	$25,785

Five Point’s share of net income	$298	$631
Elimination of proportionate management fee expense	116	93

Five Point’s equity in earnings from unconsolidated entities	$414	$724

Income/(loss) is allocated to Five Point for its share of Newhall’s earnings on a pro rata basis based upon ownership interest percentage while income/(loss) is allocated between Five Point and the Joint Venture Partner using the hypothetical liquidation at book value (“HLBV”) method of accounting.

Balance Sheets

	September 30, 2015	December 31, 2014
Assets:
Cash and cash equivalents	$138,124	$152,229
Inventories	247,317	219,934
Other assets	77,167	102,020
Investment in unconsolidated entity	128,542	125,406

Total assets	$591,150	$599,589

Liabilities and members’ capital:
Accounts payable and other liabilities	$100,354	$113,378
Debt	—	—
Members’ capital	490,796	486,211

Total liabilities and members’ capital	$591,150	$599,589

As of September 30, 2015 and December 31, 2014, Five Point’s share of Venture I’s members’ capital determined under HLBV pursuant to the terms of Venture I’s operating agreement was $15.2 million and $15.9 million, respectively.

The entities in which Five Point has investments usually finance their activities with a combination of partner equity and debt financing. Five Point is not a guarantor of any debt of its unconsolidated entities or its underlying investments.

4.	RELATED PARTY TRANSACTIONS

Five Point has engaged Lennar to provide certain services, support and resources to Five Point under a service agreement. Some of the significant services provided by Lennar include payroll, tax, employee benefits, human resources and information technology support. Lennar also provides a license to Five Point to utilize fully furnished office space including furniture, cubicles, telephones, computers, printers, copiers and other workspace resources. Five Point reimburses Lennar on a monthly basis for all direct costs Lennar incurs for the purchase of tangible equipment, furnishings and supplies that are acquired for the exclusive use of or benefit of Five Point. Indirect costs incurred by Lennar for the benefit of Five Point under both the service agreement and the license agreement are reimbursed by Five Point at a fixed monthly amount agreed to by the parties. Both direct and indirect costs are reflected as general and administrative expenses in the accompanying condensed combined consolidated statements of income and comprehensive income. For the nine months ended September 30, 2015 and 2014, Five Point paid Lennar $7.0 million and $7.6 million, respectively, in direct and indirect costs under the service and license agreements. At both September 30, 2015 and December 31, 2014, Five Point owed Lennar $0.4 million for direct and indirect expenses, which are included accounts payable–related party in the accompanying condensed combined consolidated balance sheets.

Lennar holds an equity position in both Newhall and Heritage Fields’ parent company. Emile Haddad holds an equity position in Newhall. As a result of these ownership relationships, and Five Point’s interests in Newhall and Venture I, all management fee revenues recorded by Five Point are generated from related parties.

At September 30, 2015 and December 31, 2014, Five Point had a receivable due from Heritage Fields of $0.2 million and $3.8 million, respectively, and a receivable from Newhall of $0.5 million at December 31, 2014, included in accounts receivable-related party in the accompanying condensed combined consolidated balance sheets, for certain management fee revenues related to employee benefits and general expense reimbursements that are collected one month in arrears.

Five Point entered into a cost sharing agreement in February 2015 related to costs incurred in connection with the Agreement discussed in Note 1. Five Point is acting as administrative agent for all the parties to the cost sharing agreement, which include Newhall, certain affiliates of Lennar and Venture I. Of the funds Five Point has received to administer the cost sharing agreement, as of September 30, 2015, $1.3 million has yet to be expended on the costs incurred by the parties and are included in other current liabilities on the condensed combined consolidated balance sheet.

5.	COMMITMENTS AND CONTINGENCIES

Five Point may be a party to various other claims, legal actions, and complaints arising in the ordinary course of business. Management believes, the disposition of these other matters would not have a material adverse effect on Five Point’s condensed combined consolidated financial condition, results of operations, or cash flows.

6.	SUBSEQUENT EVENTS

Five Point has evaluated subsequent events through December 18, 2015, the date the condensed combined consolidated financial statements were issued, and has determined that, other than as disclosed, no events or transactions have occurred subsequent to September 30, 2015 that require adjustments to or disclosure in Five Point’s condensed combined consolidated financial statements.

* * * * * *

Appendix I

MARKET OVERVIEW

This Market Overview is based on a market study that was prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”), based on the most recent data available as of October 2015. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This Market Overview contains forward-looking statements which are subject to uncertainty. See “About this Market Overview.”

Housing Outlook

The success of all large-scale housing projects depends partially on factors beyond the control of the developer, such as the economy, interest rates and government policies. While nobody can confidently predict the future, JBREC believes that the consensus view for the next several years is that:

•	the U.S. economy will continue to grow at a similar pace to its recent job growth levels of around 2.0%,

•	30-year fixed rate conforming mortgage rates will rise slightly from current levels of 3.8% to an average of 4.4% during 2017, and

•	government policies will not change much, other than a moderate loosening of historically strict mortgage lender documentation requirements.

If those conditions occur, JBREC expects national home prices to continue appreciating through 2017, despite the fact that job growth has slowed in recent months. JBREC summarizes select local market outlooks later in this report.

National Housing Market

The national housing market continued to accelerate in 2014 and 2015, as several regions of the country experienced a rise in new home sales volume. According to the U.S. Census Bureau and the National Association of Realtors, growth in new home sales volume outpaced growth in existing home sales volume from 2011 through 2014, increasing 44% versus 16% for existing home sales. As of August 2015, new single-family home sales had increased 16% year-over-year on a rolling 12-month non-seasonally adjusted basis compared to a 6% increase for existing home sales (note that new home sales data can be volatile and subject to revision). Additionally, single-family housing permits increased by 7% to 670,000 on a year-over-year non-seasonally adjusted basis in the twelve months ended August 2015.

In addition to sales volumes, home prices also continued to increase, albeit at a moderate pace compared to prior years in the housing recovery. The median resale home price increased by 6% in 2014, following an 11% increase in 2013, according to data compiled by the National Association of Realtors. As of August 2015, median resale home prices had increased 5% year-over-year on a non-seasonally adjusted basis. The median price can be influenced by the mix of homes sold.

Strong housing markets have historically been associated with favorable affordability, a healthy domestic economy generating job growth, positive demographic trends such as population growth and household formation, low mortgage rates, an increase in renters that qualify as homebuyers, and/or locally based dynamics such as higher housing demand relative to housing supply. Many housing markets across the United States are now experiencing a number of these positive trends. Relative to long-term historical averages, data compiled by the U.S. Bureau of Labor Statistics (the “BLS”) and the U.S. Census Bureau shows that the U.S. economy is creating significantly more jobs than total homebuilding permits issued. Also, the inventory of resale and new unsold homes is low compared to elevated levels during the soft housing market of 2007-2012 and compared to historical averages. Affordability remains favorable nationally, with a median income buyer in August 2015 having to pay 26.7% of their income to purchase a home at the August 2015 median home price. On average over the past 30 years, the median income household would pay 29.1% of their income to purchase a home at the prevailing median price.

The U.S. housing market is in Phase 3 of a housing recovery, as described below:

•	Phase 1—Job growth begins, which drives an increase in household formations. It takes a while before the economy recovers all of the lost jobs and housing occupancy returns to normal. Most new households choose to rent, and the more affluent renters become homeowners when they have the savings, credit and confidence to do so.

•	Phase 2—Price declines end and appreciation returns to the point where home building becomes profitable again in outlying areas, and purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and great affordability fuel demand for new homes during this phase of the recovery.

•	Phase 3—Strong demand and limited supply lead to considerable price appreciation in land-constrained markets, where supply cannot meet demand. In markets with sufficient land supplies, resurgence in construction activity occurs to meet demand. Price appreciation eventually allows homeowners whose homes decreased in value to sell their existing homes and potentially purchase new homes. Land prices and new home construction costs increase due to limited supply of finished lots and labor shortages.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•	Non-seasonally adjusted residential construction starts, as measured by the U.S. Census Bureau through the twelve months ended August 2015, were at 1,078,800 units. This represents a 57% recovery from the December 2009 low towards a more normal level of 1.5 million annual starts, which is comparable to housing starts in 2000, a year that is reflective of a more stable market. On a non-seasonally adjusted basis, a total of 1,141,000 single- and multifamily homebuilding permits were issued in the twelve months ended August 2015, representing a 99% increase from 574,400 permits at the low in 2009.

•	On a non-seasonally adjusted basis, existing home sales reached 5,196,000 transactions through the twelve months ended August 2015, as measured by the National Association of Realtors. This volume is well above the June 2011 low of 4,013,000 transactions. JBREC considers 4.9 million transactions a stable volume based on the ratio of existing home sales activity per household during the late 1980s and 1990s, when the resale housing market was in a more balanced environment and many economic variables were near historical averages.

•	On a non-seasonally adjusted basis, new home sales were at 498,000 transactions in the twelve months ended August 2015, as measured by the U.S. Census Bureau, representing a 40% recovery to a typical level of 800,000 annual transactions. JBREC estimates 800,000 transactions to be a stable level based on new home sales activity during the late 1990s, when the new home market was in a more balanced environment and many economic variables were near historical averages. On a non-seasonally adjusted basis, new home sales had fallen to a recent low of 295,000 transactions in the twelve months ended April 2011 before staging a slow recovery.

•	Home affordability for the nation as measured by the Burns Affordability IndexTM reached very favorable levels during the housing downturn, as prices and mortgage rates declined. JBREC’s Burns Affordability IndexTM compares the monthly costs of owning the median-priced home with the median household income, taking into consideration the change in mortgage rates over time. Rising prices have already increased the cost of housing relative to incomes of U.S. homebuyers, and this trend is likely to continue over the next few years. When combined with rising mortgage rates, affordability measures will move closer to their historical median level measured from 1985 to 2014. However, JBREC expects affordability to remain better than this median level through 2017, assuming that mortgage rates rise 50 basis points as forecasted.

Demand Factors

Job growth is the most important factor for a healthy housing market. After significant losses from 2008 through 2010, the year-over-year recovery of jobs resumed in 2011 and has been steadily trending higher. The rate of job growth has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. As of August 2015, year-over-year employment gains totaled 2.8 million. JBREC forecasts 3.2 million jobs will be created in 2015, 2.8 million in 2016 and 2.3 million in 2017, the eighth consecutive year of job growth.

According to data compiled by the U.S. Census Bureau and the BLS, there are currently 2.5 jobs being created for each new homebuilding permit. A balanced ratio in a stable market is 1.1 to 1.3 jobs created for every homebuilding permit issued. After declining significantly during the national recession when employment growth was negative, this jobs-to-permits ratio has increased and remained above 2.0 since mid-2011, due to a rise in employment growth coupled with historically low homebuilding permit levels. Over time, the relative excess job growth to homebuilding permits is expected to boost consumer confidence and new home sales, which would in turn drive increased construction activity. Forecasted population and household growth through 2017 are also expected to support demand for new housing.

After decreasing to 3.5 million existing home sales transactions in 2010 from a peak of nearly 7.3 million transactions five years prior, non-seasonally adjusted existing home sales reached 5.2 million transactions through the twelve months ended August 2015, according to the National Association of Realtors. A lack of inventory throughout 2014 limited sales activity in the existing home market and JBREC expects resale sales will remain relatively stable through 2017. The share of sales that were for investment purposes remained high at nearly 24% in the third quarter of 2015, which represents a decrease from a year ago, based on JBREC estimates using data from CoreLogic, a third party data provider that aggregates home sales data from public filings. Rising non-investor activity should offset falling investor activity.

JBREC’s projected job growth increases from 2015 to 2017 should support sales of the rising new home supply, which is coming off historical lows. New single-family home sales transactions reached a trough in 2011 at 305,000 homes sold, according to the U.S. Census Bureau, and JBREC forecasts new home sales will rise to 650,000 sales by 2017. The new home market currently had only 221,000 units of supply as of August 2015, well below the peak of 570,00 units in August 2006. JBREC expects construction levels to increase as home prices rise.

Supply Factors

JBREC forecasts continued improvement in new residential construction activity, led largely by increasing single-family permit activity. Minimal residential land entitlement processing and development occurred during the prolonged housing downturn (2007 through 2012), and the supply of finished, or even approved, lots remains relatively limited in many markets. As such, a lag in the delivery of new finished residential lot supply is one contributing factor to the slow rate of growth in new home construction, especially in markets with lengthy entitlement approvals processes, such as California.

Since JBREC forecasts 2017 to be the eighth consecutive year of economic growth, JBREC expects that some sectors of the economy will cool, resulting in a year of flattish home sales and construction.

The number of existing homes available for sale has remained well below equilibrium levels, typically considered 6.0 to 7.0 months of supply. Estimated months of supply is the number of months needed to deplete existing supply based upon the prior 12 months listings and sales data. As of August 2015, there were 5.2 months of resale inventory on the market nationally, which is well below the peak level and below the average of 6.7 months of supply over the past 30 years. This means that there is an imbalance of more buyers than sellers, resulting in price appreciation and mortgage payment increases in excess of income growth.

Existing home inventory varies according to conditions within each metropolitan area. Foreclosure activity, home price appreciation, household growth, and employment growth are just a few factors affecting the number of listings and the pace of existing home sales that are the drivers for the calculation of the months of supply of inventory. Many metropolitan areas continue to exhibit low levels of resale supply, which can restrict resale sales while also boosting consumers’ interest in the new home sector.

While the number of homes entering the foreclosure process is declining, the overall volume is still high relative to historical levels. As of the end of the second quarter of 2015, approximately 3.0 million mortgage loans, or 7.4% of all mortgage loans (measured by loan count based on Mortgage Bankers Association data capturing approximately 80% of all mortgages) in the nation, are in some level of non-performance. For comparison, non-performing mortgages peaked at 15.0% in the fourth quarter of 2009. Shadow inventory, defined as mortgages that are at least 30+ days past due or in the foreclosure process, has been trending lower since 2009 but remains above normal inventory levels. JBREC estimates 1.1 million units of excess shadow inventory as of the end of the second quarter of 2015. This supply is likely to be sold or liquidated over the next several years. Much of the shadow inventory is concentrated in judicial foreclosure states, where the requirement of court involvement has slowed the clearing process. California is not one of those states.

Affordability
Affordability in the existing home market is at historically favorable levels nationally when looking back over the last 30 years. The ratio of annual housing costs for the median-priced resale home to the median household income reached a 30+ year low in 2012. Due to rising mortgage rates coupled with home price appreciation, and offset by weak income growth, affordability conditions started to weaken nationally in the second half of 2013. JBREC expects affordability will weaken gradually in the coming years as both home prices and mortgage rates increase. However, JBREC anticipates that affordability levels will remain better than historic levels. While affordability conditions vary by metropolitan area, most markets have already experienced their most favorable historical affordability during this cycle and are edging towards normal affordability.

After declining 27% from 2007 to 2011, home prices in the United States have been moving higher according to our Burns Home Value Index™. Home prices rose 6.0% in the twelve months ending December 2012, 9.0% in the twelve months ending December 2013 and 5.8% in the twelve months ending December 2014. Further home price appreciation will likely be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term based on JBREC’s review of interest rate futures. JBREC assumes that the average 30-year fixed rate conforming mortgage will rise gradually to 4.4% by 2017. Significantly higher or lower rates would change JBREC’s outlook dramatically.

Trends in Entitlement Processing

The general trend since the economic recovery began to take hold, and demand for residential lots began to accelerate in 2012-2013, has been for local jurisdictions to apply more scrutiny towards new development, and delays in project approvals are ever more prevalent.

In recent years, the federal government’s involvement and influence in local land use processes has increased, affecting the timing and complexity of many land development project approvals. In addition, delays are caused by increased local government involvement and a general staff/workload imbalance resulting from prior staff lay-offs within local planning agencies and a renewed effort among developers to entitle projects. Across many parts of the country, land developers report that local jurisdictions are struggling to process entitlements in a timely fashion due to budget constraints and the associated lack of necessary staff. At the same time, many of the remaining developers that endured the housing downturn have reduced resources to navigate the entitlement process and work with local planning agencies on mutually acceptable solutions to site specific land development issues. In JBREC’s opinion, less capital has been devoted to entitlements as well.

Trends in Land Development Costs and Availability of Labor

Nationally, it is JBREC’s experience that general land development (material and labor) costs have increased by approximately 2.0% to 3.0% over the past year and approximately 12% to 15% over the past five years. Generally, common and skilled labor have been available to private-sector land development, with the “hottest” land development markets showing the most labor constraints and development and construction, as would be expected.

Expected Market Trends. Moderate price appreciation should occur over the near term due to the following factors:

•	Demand and Supply—Demand is growing faster than new home supply is being added to the market, which is helping to reduce the excess existing supply in the market, if any. With a lower level of excess supply, JBREC expects home prices will rise in many markets, as there will increasingly be multiple buyers competing for every house for sale.

•	Affordability—Better than average affordability makes it easier for buyers to pay higher prices for homes, so long as mortgage rates remain historically low and credit availability remains or improves from current levels.

•	Investment— Over the past few years, international investors have sensed an attractive opportunity to buy U.S. real estate for reasons that include economic and political uncertainty in their home countries as well as currency valuations. International investor activity has declined recently but remains elevated. Further, although large institutional investors have tapered their acquisitions of single family homes for rentals, these larger investors as well as local investment groups still see an opportunity to buy homes, helping to drive prices higher in some markets.

Risk Factors. JBREC has articulated the primary assumptions driving its outlook, which could indeed turn out differently. Here are some of the major assumptions JBREC has considered:

•	The housing market is experiencing a low level of activity from entry-level buyers due to a lack of savings, high student loan debt, weak credit histories, and income growth that has lagged job growth. JBREC believes entry-level buying will grow.

•	Fewer current homeowners are purchasing homes due to the high loan-to-value ratios of their existing loans. The number of current homeowners able to gain sufficient equity to move will grow over time.

•	Many homeowners who have refinanced their mortgages at lower rates will be psychologically “locked-in” to their current residence as mortgage rates rise. This will hurt sales volumes over time.

•	The national economy could grow much faster or slower than JBREC expects.

•	A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress, albeit at levels well below the peak of 1.6 million foreclosures in 2009. These distressed sales tend to restrict price appreciation. Foreclosure policies and laws could change.

•	Mortgage rates could increase above JBREC’s expectations, which could slow home sales rates and limit price appreciation. Conversely, rates could stay flat or fall, likely resulting in improved sales and price appreciation.

•	The implementation of qualified mortgage and qualified residential mortgage rules in the Dodd Frank Wall Street Reform and Consumer Protection Act is making mortgages more difficult to obtain for some borrowers. Rules regarding income documentation and demonstrating buyers’ ability to repay are reportedly preventing some self-employed or commission-based people from qualifying. The “qualified mortgage” definition requires a 43% or lower back-end debt-to-income ratio, which is generally more accommodative than the definition in the early 1990s. Note however that loans eligible to be purchased by Fannie Mae and Freddie Mac or to be insured by the government through the Federal Housing Administration (FHA), the Department of Veterans Affairs (VA), the U.S. Department of Agriculture (USDA), or the Rural Housing Service (RHS) are currently exempt. This exemption will expire when Fannie Mae and Freddie Mac are removed from conservatorship (or receivership, should the entities be placed into receivership). The exemption for loans insured by the government will expire on the date that each agency’s own qualified mortgage rule for mortgages that it insures becomes effective (if each agency decides to issue its own qualified mortgage rule). The exemption would also expire if none of those events occurs within seven years after the Consumer Financial Protection Bureau’s rule becomes effective (January 2021). JBREC has assumed that 43%+ debt-to-income loans will continue to be made at the same pace as today.

•	Development and building costs are rising, negatively impacting homebuilder profits and builders’ willingness to start additional homes. JBREC assumes that builders will be able to increase prices and adjust home sizes and features as needed to offset rising costs, resulting in little impact on construction volumes.

•	JBREC assumes no other significant events impact housing demand and supply. The list of possible events impacting the economy, real incomes, asset values and the confidence to take on a 30-year mortgage is long and difficult to summarize.

Conclusion. In summary, JBREC believes the outlook for the housing market is favorable as a result of several factors, including the following:

•	Demand is strong. Job growth exceeds permit issuance by a ratio of 2.5 to 1, and pent-up household formation demand is large.

•	Supply is low. Resale inventory is below the historical average months of supply, and new home inventory and construction are far below historical averages.

•	Affordability is historically favorable nationally. With mortgage rates around 3.9% in August 2015 according to Freddie Mac, and home prices in many markets back to levels last seen in 2003 as measured by a variety of indices, including the Burns Home Value IndexTM, homeownership is an attractive financial option.

CALIFORNIA HOUSING MARKET

State Overview

The California economy is very diverse and is primarily driven by agriculture, tourism, military operations, trade, technology, and real estate. Northern California is home to Silicon Valley, where many of the largest technology companies in the world are headquartered. In addition, according to The Brookings Institute, the Northern California region includes a handful of cities with the highest per capita GDP in the world. The Central Valley of California covers an area over 22,000 square miles and produces more than half the United States’ vegetables, fruits, and nuts. Drought conditions currently threaten the economic outlook of Central California. Southern California, and primarily San Diego, is home to some of the largest military bases in the country and many of the world’s leading defense products companies. Many residents prefer to live near the 800+ miles of coastline in the state, keeping real estate prices amongst the highest in the nation. The proximity to Asia also drives both tourist and trade activity across the Pacific Ocean.

JBREC looks at the balance of housing demand and supply two ways:

1) The Need for More Housing—As long as a market has below average housing vacancy levels and total employment that is at or near peak levels, the demand for more homes is best illustrated by employment growth, and the supply is best illustrated by building permits. Both data sets are relatively reliable compared to other possible data sets, and new employment represents additional adults who need and can afford housing. The employment growth-to-permit ratios during 2014 for Los Angeles, Orange County, and the Bay Area Counties were all above the national average, suggesting there is a need for more housing.

An alternative method to measure the need for more housing is the ratio of employment growth-to-households. For the Bay Area Counties, Los Angeles and Orange County, the ratio is quite high (1.54, 1.26 and 1.46, respectively) because so many employees commute from other areas, and JBREC believes these ratios are useful for determining housing equilibrium. To maintain its 1.54 employment-to-household ratio, the Bay Area Counties need to add 1,000 housing units for every 1,540 new employees. In 2014, the employment growth-to-building permit ratios far exceeded employment growth-to-households ratios, supporting strong home price appreciation through demand that exceeds supply. The latest data shows:

	2014 Employment	2014 Employment
	Growth-to-Permit	Growth-to-Household
Market	Ratio	Ratio
United States	2.61	1.16
Bay Area Counties	10.25	1.54
Los Angeles	5.51	1.26
Orange County	3.92	1.46

Sources: U.S. Census Bureau, BLS, John Burns Real Estate Consulting, LLC (Pub: Oct-15)

Note: Employment growth-to-permit ratio is calculated by dividing the total number of new employees added in 2014 by the total number of residential permits issued in 2014. Employment growth-to-household ratio is calculated by dividing the total number of new employees added in 2014 by the total number new households formed in 2014.

2) Buyer / Seller Imbalances—The other measure of demand and supply compares the number of active home buyers and sellers. When there are many more buyers than sellers, prices trend up, and vice versa. This balance is best measured by the months of supply on the market. Nationally, over the last 25 years, home prices have appreciated 0.7% faster than inflation while there was an average of 6.5 months of supply of resale homes on the market. In coastal California and other areas, prices have appreciated faster than that due primarily to home builders’ inability to supply enough new homes to meet the demand, resulting from land shortages and lengthy entitlement times. Falling mortgage rates over that time period have also contributed to rising prices.

Market	2014 Estimated Months of Resale Supply	2014 Real Appreciation	2006-2014 Estimated Months of Resale Supply	1989-2014 Real Appreciation
United States	5.2	5.0%	7.6	0.7%
Bay Area Counties	2.8	9.5%	3.9	2.7%
Los Angeles	3.4	7.1%	5.5	1.8%
Orange County	3.5	4.2%	4.2	2.3%

Source: John Burns Real Estate Consulting, LLC (Pub: Oct-15). Real Appreciation is a calculation of home price appreciation minus inflation.

Coastal California Housing Overview

The coastal California economies of the Bay Area Counties, Los Angeles, and Orange County have experienced a transition over the decades to become more expensive places to live, as housing demand has outstripped supply over that time period. Overall income growth in the larger coastal cities has been strong, as affluent households have moved in, while many less affluent households have relocated due to high housing costs. Even with relatively high incomes and strong income growth, residents have opted to pay a high percentage of their income to live in these markets, versus relocating elsewhere. Coastal California home prices and housing costs as a percentage of income have been higher than U.S. averages for years. The high housing costs are one contributing factor of lower homeownership rates in these coastal markets. Key statistics are as follows:

Market	2014 Homeownership Rate	2014 Price-to-Income Ratio	30 Year Avg. Price-to-Income Ratio	2014 Housing Cost-to- Income Ratio	30 Year Avg. Housing Cost-to- Income Ratio
United States	64.5%	3.8	3.5	28.9%	32.7%
Bay Area Counties	54.6%	11.2	7.7	84.3%	75.7%
Los Angeles	49.0%	7.9	5.3	59.8%	52.5%
Orange County	49.0%	8.3	5.4	62.3%	55.2%

Sources: U.S. Census Bureau, John Burns Real Estate Consulting, LLC (Pub: Apr-15). Price-to-income ratio is a calculation of median resale home price divided by median household income. Housing cost-to-income ratio is a calculation of monthly housing costs divided by median household income.

California Trends Impacting Housing

In addition to the decades-long housing demand and supply trends, two more recent trends have been driving stronger than usual housing demand. They are:

Technology—Many of the worldwide thought leader companies in software and internet technology, and the venture capital firms that fund them, are concentrated in the Silicon Valley area. This technology corridor, which includes major corporations such as Google, Apple, and Facebook, runs from San Francisco in the north to San Jose in the south. Large tech companies are expanding into the Bay Area Counties where their employees want to live, and other companies such as salesforce.com have made huge investments in relocating to the Bay Area Counties by leasing 1.4 million square feet in a new building. Southern California also has a growing technology industry in both Los Angeles and Orange County. Technology jobs typically pay above the average income, and when mixed with supply constrained markets, are putting upward pressure on home prices and rents.

Asian Connection—The two most populous countries in the world (1.37 billion people in China, and 1.27 billion people in India) have experienced tremendous economic growth over the last few decades, and many of their newly affluent individuals seek to own real estate in the United States. There is a strong preference to purchase residential housing in San Francisco and Irvine where large Chinese and Indian communities already live.

Further evidence of Chinese interest in U.S. real estate can been seen in air travel from China to California, which has grown dramatically over the past three years following the recovery of the global economy. Los Angeles International Airport and San Francisco International Airport have seen tremendous growth in passenger traffic.

Source: Bureau of Transportation Statistics (Data: Mar-15). Y-axis shows trailing twelve month total number of passengers.

Data from the U.S. Department of Homeland Security also points to foreign interest in moving to California. In 2013, the most recent data available, the Los Angeles-Long Beach-Santa Ana Core Based Statistical Area (“CBSA”) saw the second highest number of people obtaining permanent resident status in the country (79,983 people) while the San Francisco-Oakland-Fremont CBSA saw the seventh highest in the country (30,600 people). The continued strength of the technology industry and Asian investment in the United States play an important role in housing demand in these coastal California housing markets. If the technology industry or Asian investment were to ease, the local economies and home sales in coastal California markets could be negatively impacted.

Marin County, San Francisco County and San Mateo County Housing Market Overview

(the “Bay Area Counties”)

The Bay Area Counties housing market is composed of Marin, San Francisco, and San Mateo counties and is located in the Bay Area of Northern California. According to the U.S. Census Bureau, 1.9 million people live in these three counties. The Bay Area Counties are a mature market and largely developed in core locations. Very limited land supply and a challenging land planning and approval environment severely restricts the supply of new homes. Homebuyers typically evaluate opportunities to buy higher density product closer to the city centers, or commute from outlying locations for relative affordability and detached homes.

The Bay Area Counties’ housing fundamentals continue to be favorable, which bodes well for future price appreciation in this market over the next two to three years. The housing fundamentals of the Bay Area Counties have shown substantial improvement since a low point in 2009, based largely on very low housing supply currently in the market and continued buyer demand, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals to date is the result of improving job growth, low resale supply levels, and the turning of the business cycle. The affordability fundamentals are somewhat worse than average, as rising home prices have more than offset declining mortgage rates and income growth. Although overall fundamentals should remain favorable through 2017, they are expected to weaken steadily each year as home price and interest rate increases are expected to continue to outpace income growth.

Payroll employment for the Bay Area Counties reached 1,179,400 as of August 2015, a 4.4% increase over the prior twelve months. Job growth resumed in 2011 after the metropolitan area lost 58,500 jobs, or 5.8% of employment, between 2009 and 2010. From 2011 through 2014, the metro added roughly 165,900 jobs. JBREC expects job growth to remain high in 2015 with 45,000 new positions added, followed by 20,000 new jobs in 2016, and 10,000 new jobs in 2017. JBREC is assuming a slowdown in the technology industry, which will result in slower job growth moving forward. JBREC believes this is a more conservative assumption than that made by other industry experts. Note that at 10,000 jobs, job growth should still exceed construction levels.

The largest employment sector in the metropolitan area as measured by the BLS is the Professional & Business Services sector (24.8%), followed by the Trade, Transportation & Utilities sector (14.4%), the Leisure and Hospitality sector (13.3%) and Education and Health Services sector (12.7%). Kaiser Permanente, Genentech Inc., Oracle Corp., UCSF, Facebook and Wells Fargo are just a handful of the largest employers in the Bay Area Counties. San Mateo County is home to seven of the 10 largest venture capital firms in the Bay Area, funding the growth of many smaller companies, often startups, in the biotech and computer/internet fields.

Population growth in the Bay Area Counties has picked up considerably since the technology bust of the early 2000s, with approximately 1.9 million residents across the three counties in 2014. According to data compiled by the Census Bureau, population growth during 2014 was over 21,000 people. Household growth during 2012 through 2014 ranged between 6,900 and 8,700 households annually. JBREC estimates that population growth should average roughly 21,600 people annually and household growth should average between 6,900 and 8,500 households annually from 2015 through 2017.

The median household income in the Bay Area Counties previously peaked at $79,310 in 2008, declined during 2009 through 2011, and has been steadily climbing higher since. As of 2014, the median household income in the Bay Area Counties was $88,100, up 4.5% from the prior year. JBREC expects average growth in the median income of 3.2% per year from 2015 through 2017.

According to data compiled by CoreLogic, existing home sales activity reached a peak in 2004 before steadily declining through 2008. Existing homes sales have been increasing since 2008, but slowed in 2014. In the twelve months ended August 2015, sales reached 16,136 transactions, representing a nearly 29% increase from the 2008 market trough of 13,412 transactions. JBREC projects an average of just over 16,500 transactions per year during 2015 through 2017. The median existing home price declined 23% from the 2007 peak to the 2011 trough. However, the median existing home price has trended up since 2012, reaching an all-time high of $1,082,300 as of August 2015. The median home price reacts to the mix of resale homes sold.

The new home sales activity in the Bay Area Counties has improved from trough levels in 2013, according to CoreLogic, and JBREC expects new home sales activity to further increase as both demand and supply return to the market. New home sales totaled 789 in the twelve months ended August 2015, down 9% year-over-year and substantially lower than the 2004 peak of 2,580 new home transactions. JBREC forecasts new home sales to rise to 1,800 by 2017, which remains well below this metro’s historical peak. The median new home price of $1,188,800 as of August 2015 reflects an 11.2% annual decrease. However, new home prices in this environment of compressed new home sales volume can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of housing market trends in the metro area.

Resale home values in the Bay Area Counties increased sharply during 2012 and 2013, following five years of declining values, according to the Burns Home Value IndexTM. The index indicates that resale home values in the three county metro area grew by 13.7% during the twelve months ended September 2015.

The Bay Area Counties’ new home construction activity has long been comprised of multifamily units. From 2011 through 2014, permits have been issued to build nearly 15,500 multifamily units while single-family homebuilding permit activity reached just over 2,000 units for the same period. The trough for total permit activity occurred in 2009 at 981 units, however permit issuance quickly rebounded. JBREC forecasts single-family permits to reach 1,000 in 2017 while multifamily permits will reach 5,000.

Demand for new housing exceeded the new supply being added to the market for the twelve months ended August 2015, as evidenced by the employment growth to homebuilding permit ratio of 9.0. However, many people who work in the metro commute from other locations, such as the East Bay metro, due to a lack of affordable housing options.

Resale listings in the Bay Area Counties are very low, causing the resale market to become more competitive and leading to increases in prices. As of August 2015, the three county metro had just 3,372 homes listed on the market, which represented a decrease of 19% from the prior year. At their peak in September 2010, listings surpassed 7,200 homes in the metro. The level of listings in August 2015 equated to 2.7 months of supply, based on existing home sales activity during the prior twelve months, representing a significant drop from the peak of six months of supply in 2010.

When comparing the cost of home ownership dating back to 1985 with the median household income, affordability conditions in the Bay Area Counties market reached their post-recession best level in 2011. Affordability has weakened rapidly since then due to rising home prices and is currently worse than the metro’s median historical affordability levels. JBREC expects affordability conditions to remain worse than average through 2017.

Apartment rents in the Bay Area Counties have seen significant growth, which began in 2011. After declining in the early 2000s following the technology bubble bust, average asking apartment rents grew at an average annual rate of 6.8% from 2005 through 2008. Since declining slightly in 2009 and 2010 following the bust of the housing bubble, average asking apartment rents have grown at an average annual rate of 10.4% from 2011 through 2014, and have climbed even higher through the second quarter of 2015. Average vacancy rates have moved slightly higher since 2011 as new supply comes to the market. However, vacancy rates remain very low at just 5.1% as of the second quarter in 2015.

Industrial real estate net asking rents have averaged under $14 per square foot from 2009 through 2013. In 2014, however, net asking rents jumped 20.4% to $15.84 per square foot, according to commercial brokerage firm CBRE. As of the second quarter in 2015, net asking rents remain above $14 per square foot at $14.19. Vacancy rates for industrial properties have steadily declined from 6.9% in 2010 to 2.9% in the second quarter of 2015. Note that industrial property data for the Bay Area Counties includes only San Francisco County and San Mateo County.

Office properties across the Bay Area Counties are seeing strong demand, as evidenced by the vacancy rate declining from about 14.3% in 2010 to 6.7% in the second quarter of 2015. This increased demand is putting upward pressure on net asking rents, which have risen from $23.17 per square foot in 2009 to $40.54 per square foot in the second quarter of 2015. Assuming strong employment growth continues, office vacancy is expected to remain at very low levels.

Retail properties in the Bay Area Counties are seeing a combination of upward trending net asking rents per square foot and declining levels of availability. Note the availability rate is the percentage of retail stock that was available for lease during the period, either vacant or occupied. After reaching a high of 6.7% in 2010, the availability rate for the Bay Area Counties retail properties has been steadily trending lower, reaching 5.4% in the second quarter of 2015. Retail net asking rents per square foot in the Bay Area Counties bottomed at $25.89 in 2011, but have gradually increased, reaching $30.33 in the second quarter of 2015.

Trends in Entitlement Processing

The Bay Area Counties region contains many areas with environmentally sensitive coastal land and has a substantial populace that is passionate about protecting the environment. In addition to federal regulation and California state government regulatory involvement, developers here also must work with the Association of Bay Area Governments and the local city agencies, among others, to obtain development approvals. Historically, this region has been one of the more difficult in the country to obtain approvals for new residential development. In addition to the numerous agencies’ requirements to obtain entitlements, often times new infill housing projects are opposed by local constituents that are concerned about potential negative impacts from the new project. The difficult and lengthy process to approve and build new homes has resulted in a long-term shortage of housing, which has contributed to markets in this region having some of the highest home prices in the country.

However, in December 2013, the Mayor of San Francisco issued an Executive Directive to create or renovate 30,000 new housing units in the City of San Francisco by 2020. The Mayor has directed his staff and associated departments to streamline the entitlement process so that more affordable homes can be constructed. Proposed residential projects with the greatest percentage of permanently affordable units will have priority in processing entitlements to build homes. This relatively new direction may facilitate the approval process primarily for below market rate new homes in a city that is severely undersupplied. That being said, successful challenges on procedural grounds to entitlement approvals under the California Environmental Quality Act are forcing jurisdictions and developers to complete full Environmental Impact Reports instead of less involved processes such as Mitigated Negative Declarations. The more involved processes are likely to add significant time to the entitlement schedule. JBREC believes far fewer homes will be built than the Mayor desires.

Trends in Land Development Costs and Availability of Labor

Redevelopment is a growing necessity in this region of the Bay Area, but comes at higher cost than “green field” development. In 2012, the redevelopment agencies in the State of California were dissolved, resulting in a severe lack of funding for many Bay Area cities, limiting their ability to pay for redevelopment costs. In response, jurisdictions and developers are exploring Enhanced Infrastructure Financing Districts (EIFDs) to help meet their redevelopment project financing needs. Over the coming years, the inability to take advantage of tax increment financing that was facilitated by redevelopment agencies, with no clear alternatives apparent, presents an additional financial constraint to fund redevelopment and urban infill housing in the area.

Development related costs have gone up in the Bay Area by about 3% over the past year, and by a total of approximately 15% to 20% over the last five years. The costs of earth moving, paving, landscaping, and especially measures to comply with storm water quality regulations, have led those increases. Common and skilled labor have been available to private-sector land development, but at wage rates on the higher end of the California labor market spectrum.

Conclusion. In summary, San Francisco is a very supply constrained market with most new construction activity focused on multifamily units. Strong job growth, rising median income levels, and low levels of resale housing inventory are keeping upward pressure on home prices across the three county area. Affordability remains a concern and is expected to continue pressuring home buyers and apartment renters as new households enter the metro over the next three years.

Los Angeles-Long Beach-Glendale, CA Housing Market Overview (Los Angeles)

(Los Angeles County)

The Los Angeles-Long Beach-Glendale metropolitan division consists entirely of Los Angeles County and is located in Southern California. According to the U.S. Census Bureau, this metro has a population of over 10 million, making it the most populous county in California and one of the largest in the United States. Owing to its size, this market has a wide diversity of submarkets and demographics, which makes it critical for builders and developers to understand the local consumer. A large percentage of new homebuilding activity will likely occur in either infill locations close to job growth or in more distant submarkets where land is available for traditional single-family detached home development.

The housing fundamentals of Los Angeles County have shown substantial improvement since a low point in 2008, based largely on gains in low supply and continued demand, which is a positive sign for continued home price appreciation in this market. The improvement in the overall fundamentals to date is the result of improving job growth, low resale supply levels, and the turning of the business cycle. The affordability fundamentals are slightly worse than average, as rising home prices have more than offset declining mortgage rates and income growth. Although overall fundamentals should remain favorable through 2017, they are expected to weaken steadily each year as home price and interest rate increases are expected to continue to outpace income growth.

There are 4,280,300 non-farm payroll jobs in Los Angeles County as of August 2015. Employment growth turned positive in 2011 after the metro lost 339,000 jobs or 8.0% of employment from 2008 through 2010. However, Los Angeles County has been steadily growing since then, adding 336,400 jobs (8.6% growth) from 2011 through 2014. JBREC expects continued employment growth averaging 96,700 jobs per year (2.2% average annual growth) from 2015 through 2017.

The employment distribution in Los Angeles County is similar to the country as a whole, with some notable exceptions. The largest non-farm sectors of employment are Trade, Transportation and Utilities (19.0%), followed by Education and Health Services (17.8%) and Professional & Business Services (14.4%). Los Angeles County is home to such Fortune 500 companies as Walt Disney, DirecTV, Occidental Petroleum and Edison International, as well as the U.S. headquarters for automobile companies Honda and Isuzu. The city and county governments are also major employers, as is the educational system. The ports of Los Angeles and Long Beach handle one-fourth of all container traffic coming into the United States, making the complex the largest port in the country and the ninth-busiest in the world.

The population and number of households continue to grow in Los Angeles County, with continued growth expected in the near term. During 2014 the population was over 10 million, and grew by over 62,000 residents from a year prior. JBREC anticipates annual population growth of approximately 65,000 people and annual household growth ranging from 22,000 to 30,000 from 2015 through 2017.

During 2014 the median household income in Los Angeles County was $55,308, an increase from the most recent trough of 2011. JBREC expects continued increases in incomes, with average annual growth of 3.6% for 2015 through 2017.

Existing home sales in Los Angeles County are up slightly from a year ago due primarily to increasing buyer demand. In the twelve months ended August 2015, existing home sales for the area increased to 76,105, up 2.7% versus the 12 month period ending a year prior, and up 29% from the trough in 2008. At the August 2015 rate, existing home sales are still well below the peak level of 136,093 in 2003. JBREC expects resale sales to average 78,400 transactions per year during 2015 through 2017. The median existing single-family detached home price declined by 44% from the peak in 2007 to the trough in 2009, representing the withdrawal of easy mortgage lending and a correction from unsustainable price increases. As of August 2015, the median single-family detached existing home price was $525,000, up 7.8% from August 2014.

New home sales transactions in Los Angeles County totaled 3,797 for the twelve months ended August 2015, up 0.1% from a year prior. By comparison, new home sales in the county reached 12,343 in 2006, and surpassed 10,000 transactions per year for three consecutive years from 2005 through 2007, indicating the strength of the boom in this market. JBREC projects new home sales will reach 4,100 transactions in 2015 and 4,900 transactions by 2017. The median new home price as of August 2015 was $599,000, up 12.2% from a year prior, and above the prior peak reached during 2007. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes sales.

Resale home values in Los Angeles County grew 16.2% during the twelve months ended December 2013 and 6.3% in the twelve months ending December 2014, according to our Burns Home Value Index™. Through September 2015, prices have increased 5.9%. In comparison home prices in Los Angeles County declined 38% from 2006 through 2011.

Residential construction activity has steadily rebounded from trough levels during the housing downturn, with continued growth projected in the near future. A transition in construction is occurring in Los Angeles County, however, with the majority of permit activity shifting towards multifamily units. In the twelve months ending August 2015, multifamily permits have outpaced single-family permits by nearly 4-to-1. Single-family homebuilding permits have risen to 4,571 over the twelve months ended August 2015. By comparison, single-family homebuilding permits topped 12,000 units in 2004 and 2005. JBREC expects single-family homebuilding permits to rise to 5,900 in 2017, which is still well below peak. Multifamily permits are projected to rise to 21,000 units by 2017 from 17,298 during the twelve months ended August 2015.

The demand being generated for housing currently exceeds the new supply being added to the market, with job growth exceeding the homebuilding permits issued by over three-to-one in the twelve months ended August 2015. JBREC expects the employment-to-permit ratio to remain elevated through 2017, averaging just less than 4.0. Some Los Angeles workers commute from more affordable housing in adjacent metros such as Ventura and Riverside-San Bernardino.

Resale listings in Los Angeles County are low, despite increasing slightly throughout 2015. Low supply contributes to more competitiveness and increasing prices in the resale market. As of August 2015, the county had just 21,528 homes listed on the market, which represented a 13.6% decrease from one year prior. The August 2015 level of listings translates to only 3.4 months of supply, based on existing home sales activity over the prior twelve months. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in July 2008 constituted 12.0 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

When comparing the monthly costs of owning a median-priced home with the median household income, affordability conditions are slightly worse than average in Los Angeles County. JBREC estimates that affordability conditions reached their historical best levels in the late 1990’s and their historic worst levels in 2006. JBREC expects affordability will remain somewhat weak as home prices and mortgage rates rise.

Apartment rents in Los Angeles County have seen significant growth, which began in 2011. After bottoming at $1,600 in 2010, average monthly asking rents have risen to $2,041 as of the second quarter in 2015. During the period of 2011 through 2014, asking rents rose at an average annual rate of 4.4%. Average vacancy rates reached a low of 4.5% in 2012, but have increased to 5.9% as of the second quarter in 2015.

After falling 22% from the high in 2007 to the low in 2010, industrial real estate net asking rents have been slowly moving higher. In 2013, net asking rents rose 7.8% and in 2014 net asking rents rose 6.5% to $7.54 per square foot, according to commercial brokerage firm CBRE. Vacancy rates for industrial properties have steadily declined from 3.2% in 2009, to 1.4% in the second quarter of 2015.

During 2014, office vacancy in Los Angeles declined below 16% for the first time since 2009, reaching 15.7%, and it has declined even further through the second quarter of 2015, falling to 14.5%. Office vacancy in Los Angeles reached a low of 9.8% in 2007, but as the economy began to slow, vacancy steadily increased. Net asking rents per square foot have increased since bottoming in 2011. In 2014, net asking rents per square foot rose to $24.20, up 5.1% from the 2011 low in Los Angeles County, and have climbed even higher through the second quarter of 2015, reaching $25.23.

Retail properties in Los Angeles County are seeing availability rates decline; however net asking rents per square foot have been slower to rise. Note the availability rate is the percentage of retail stock that was available during the period, either vacant or occupied. After reaching a high of 8.7% in 2012, the availability rate for Los Angeles County retail properties has declined to 7.6% in the second quarter of 2015. Retail net asking rents per square foot in Los Angeles County bottomed at $22.35 in 2013, but increased 2.4% in 2014 to $22.87, and have climbed to $23.75 as of the second quarter of 2015.

Trends in Entitlement Processing

Land developers report that the timing of entitlement varies greatly depending on the local jurisdiction within Los Angeles County. Entitlement timeframes have certainly lengthened over time. Some developers have reported that, due to staffing shortages, even the time for non-discretionary approvals such as recording a final map have nearly doubled in the last five years.

There are multiple issues affecting the costs and timing of entitlement in Los Angeles given that much of the new development is for infill projects. Examples include items such as required storm water quality control systems, traffic and proximity to transit, the intensity of water use inherent with higher density infill redevelopment and jurisdictional preferences for mixed use development to reduce the fiscal impacts. Water availability has become another important issue to be considered due to the extended drought, and developers are being asked to take additional actions, beyond prior approvals, before they can begin construction. These additional actions can delay projects and increase the costs of producing new housing.

Trends in Land Development Costs and Availability of Labor

General land development cost increases in Los Angeles County over the last year have outpaced national averages. JBREC estimates that development related costs increased by about 8% over the past 12 months, and increased over the last five years by approximately 25%. These cost increases are mostly due to overhead, labor and travel costs. Most trades are located in the Inland Empire area, and would prefer to work there, when work is available, rather than commute to job sites in Los Angeles County.

The skilled labor and management pool for land development appears to have been reduced significantly during the recession. Prior workers have retired, changed to part-time, or have transitioned to other industries. At the same time, fewer new job candidates are entering the local land development labor force, thus driving up development related labor costs.

Conclusion. In summary, the housing fundamentals in Los Angeles County continue to look favorable, driven by a very supply constrained market with rising new home prices. Strong job growth, rising median income levels, and low levels of resale housing inventory are keeping upward pressure on home prices across the county. Affordability remains a concern and is expected to continue pressuring home buyers in Los Angeles County.

Santa Ana-Anaheim-Irvine, CA Housing Market Overview

(Orange County)

The Santa Ana-Anaheim-Irvine metropolitan division consists of Orange County, and is located in Southern California. The metro area has a population of over 3.1 million people, as measured by the U.S. Census Bureau. Considered to be a set of suburban commuter cities several decades ago, Orange County now has its own vibrant economy and employment centers, and stands on its own identity as a mature community culturally independent of the larger Los Angeles County to its north. Because of its coastal location and its status as a thriving employment center, Orange County is a “first choice” for housing within the greater Southern California real estate market.

The housing fundamentals of Orange County have shown considerable improvement in recent years after bottoming in 2007 and 2008. Similar to many coastal California markets, the housing demand fundamentals have also strengthened as a result of improvement in job growth and home sales activity, but are being weakened by affordability issues.

There are 1,540,900 non-farm payroll jobs in Orange County as of August 2015, representing 3.2% growth over the prior twelve months. Job growth turned positive in 2011 after job losses in 2007 through 2010. The metro area lost 158,400 jobs (10.4% decline) from 2007 through 2010. However, Orange County added 129,200 jobs (9.5% growth) from 2011 to 2014. JBREC is expecting 122,000 new jobs to be created during 2015 through 2017, representing a 2.6% average annual growth rate.

In Orange County, the largest sector of payroll employment is Professional & Business Services (18.6%), followed by Trade, Transportation and Utilities (17.0%). While Disney is indeed the county’s largest employer, the next three places are held by the University of California, Irvine; St. Joseph’s Health; and Kaiser Permanente. The headquarters of several Fortune 500 companies are in Orange County, including Ingram Micro, First American Financial Corporation, Western Digital, Pacific Life and Broadcom. Asian-based automobile and electronics companies Mazda, Toshiba, Toyota, Samsung, Kia, Mitsubishi, and Hyundai all have regional or national headquarters in Orange County.

Orange County’s population experienced steady growth throughout the 1980s and 1990s but began to see a steady downward trend in the early 2000s. From 2005 through 2007 the metro experienced actual declines in population, associated with the national recession. Growth resumed in 2008, and during 2014 Orange County added over 23,000 new residents. The metro’s household growth followed a similar path, declining in 2006 and 2007, before resuming growth in 2008. JBREC anticipates annual average population growth of approximately 29,000 people and annual average household growth of 9,000 to 12,000 from 2015 through 2017.

During 2014, Orange County’s median household income was $76,306, up from the 2010 trough of $70,897. JBREC expects average annual income growth of 3.3% for 2015 through 2017.

Existing home sales in Orange County have averaged just under 30,000 transactions per year from 2008 through 2014 after reaching a trough in 2007. In the twelve months ended August 2015, existing home sales increased to 32,236, up 6% in the prior twelve months, and up 34% from the trough in 2007. Existing home sales remain well below the peak level of 56,050 transactions in 2003. JBREC expects resale sales to average over 34,000 transactions annually during 2015 through 2017. The median existing single-family detached home price declined by 31% from the peak in 2007 to the trough in 2009, representing the withdrawal of generous lending and a correction from unsustainable prices.

As of August 2015, the median single-family detached existing home price was $680,000, up 6.3% from a year prior.

The new home sales volume in Orange County spiked in 2013 (up 83%) and rose again in 2014 (up 18%). During the twelve months ended August 2015, new home sales decreased 17.1% to 3,593 transactions. By comparison, new home sales in Orange County reached over 6,500 in 2000, and remained above 5,000 transactions per year through 2006. JBREC projects new home sales will grow from 4,178 transactions in 2014 to 4,600 transactions by 2017. The median new home price as of August 2015 was $821,300, down 0.1% from a year prior. The median new home price can be heavily influenced by the mix of home types and sizes being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

Resale home values in Orange County increased sharply during 2012 and 2013, following six years of declining values, according to the Burns Home Value IndexTM. The index indicates that resale home values in Orange County grew by 3.5% during the twelve months ended September 2015.

Single-family residential construction rebounded from trough levels during the housing downturn. However, construction activity that was once dominated by single-family homes has shifted towards more multifamily homes. Single-family homebuilding permits fell to a total of 1,330 units in 2008, but rose to 3,798 over the twelve months ended August 2015. By comparison, single-family homebuilding permits topped 6,000 units in the early 2000s. Single-family homebuilding permits are expected to steadily rise to 4,700 units in 2017. Multifamily permits totaled 7,066 units during the twelve months ended August 2015, the highest level since the early 1990s. JBREC forecasts multifamily permits to average approximately 6,200 units from 2015 through 2017.

The demand currently being generated for housing exceeds the new supply being added to the market, resulting in an employment growth-to-permit ratio of 4.5 as of August 2015. In most metros, a ratio of 1.2 jobs for every permit represents a balanced market. The employment growth-to-permit ratio is expected to remain well above balanced market levels through 2017 in Orange County. However, the Orange County market has evolved to a job center with some workers commuting from more affordable locations in the adjacent Riverside-San Bernardino metro.

Resale listings in Orange County remain low, despite rising steadily through 2015. Low supply contributes to more competitiveness and increasing prices in the resale market. As of August 2015, Orange County had 10,997 homes listed on the market, a 5% decrease from one year prior. The August 2015 level of listings translates to only 4.1 months of supply, based on existing home sales over the prior twelve months. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in May 2008 constituted 8.6 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are slightly worse in relation to history in Orange County. JBREC estimates that affordability conditions reached their historical best levels in the late 1990’s and their historical worst levels in mid-2006. Affordability will continue to remain worse than the historical average through 2017 as home prices and mortgage rates continue to rise.

Apartment rents in Orange County have experienced significant growth, which began in 2011. After bottoming at $1,482 in 2010, average monthly asking rates have risen to $1,848 as of the second quarter in 2015. During the period from 2011 through 2014, asking rents rose at an average annual rate of 4.2%. Average vacancy rates have stabilized in the low 5% range in 2010 and reached 5.4% as of the second quarter in 2015.

After falling 29% from the high in 2007 to the low in 2010, industrial real estate net asking rents have been slowly moving higher. In 2014, net asking rents rose 4.2% to $8.61 per square foot, according to commercial brokerage firm CBRE, but remain well below the $10.55 per square foot seen in 2007. Net asking rents have increased to $9.46 as of the second quarter of 2015. Vacancy rates for industrial properties have steadily declined from 6.1% in 2009 to 2.8% in the second quarter of 2015. The lack of new industrial property construction is contributing to lower vacancy rates.

Orange County has had very limited office construction over the past few years. When the economy began to slow in 2005, office vacancy rates started to increase sharply, reaching 20.4% in 2010. The excess space continues to be absorbed as new jobs are created in Orange County and vacancy rates have declined to 11.4% as of the second quarter in 2015. Net asking rents are beginning to rise after reaching a low of $14.84 per square foot in 2012. Net asking rents per square foot have increased to $20.39 as of the second quarter in 2015.

Retail properties in Orange County are seeing availability rates decline, and net asking rents per square foot have been rising slightly. Note the availability rate is the percentage of retail stock that was available during the period, either vacant or occupied. After reaching a high of 8.8% in 2011, the availability rate for Orange County retail properties has been steadily trending lower, reaching 6.5% in the second quarter of 2015. Retail net asking rents per square foot in Orange County bottomed at $22.85 in 2013, but increased 4.0% in 2014 to $23.70 and have climbed to $23.94 as of the second quarter in 2015.

Trends in Entitlement Processing

The entitlement process in Orange County in many ways mirrors Los Angeles County, with certain notable differences. Orange County has a number of legacy and newly approved master-planned communities, where entitlement timing and costs are much more predictable. Outside of these master plans, in cities such as Irvine, Lake Forest, San Clemente and Rancho Mission Viejo, new project approvals can often face substantial entitlement hurdles and public scrutiny.

Issues affecting the complexities, costs and timing of entitlements in Orange County are storm water quality control systems, road design, water availability, and reportedly the ability of certain utility providers to approve plan designs in a timely manner. Storm water quality control requirements are somewhat more difficult than other California markets, because developments in Orange County are governed on a watershed basis by two Regional Water Quality Control Boards (San Diego and Orange County).

Trends in Land Development Costs and Availability of Labor

General development cost increases in Orange County over the last year have also increased by about 8% and over the past five years by approximately 25%, largely due to the same overhead, labor, and travel costs associated with the mostly Inland Empire-based labor force and contractor base.

Some Orange County private sector engineering firms that focus on land development are finding it difficult to competitively hire sufficient numbers of qualified civil engineers. This shortage of experienced civil engineers can have a negative impact on processing land development plans, causing schedule delays. Land development project managers are also in short supply, and movement of these employees between builders/developers has increased dramatically in the last year.

Conclusion. In summary, Orange County is a supply constrained metro area with rapidly rising new home prices. Strong job growth, rising median income levels, and low levels of resale housing inventory are keeping upward pressure on home prices across the county. Affordability remains a concern and is expected to continue pressuring home buyers and apartment renters as new households enter Orange County over the next three years.

About this Market Overview

This Market Overview was prepared in October 2015 in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”). Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This Market Overview contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this Market Overview. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this Market Overview might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projection, including third-party data, contained in this Market Overview are accurate, and actual outcomes may vary significantly from those contained or implied by the forecasts and projections. You should not place undue reliance on these estimates, forecasts and projections.

Shares

Five Point Holdings, LLC

Class A Common Shares

Representing Class A Limited Liability Company Interests

PRELIMINARY PROSPECTUS

                    , 2016

Citigroup

J.P. Morgan

Until                     , 2016 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred by Five Point Holdings, LLC (the “Registrant”) in connection with the issuance and distribution of the securities registered hereby. All amounts, other than the SEC registration fee and the FINRA filing fee, are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 32.	Sales to Special Parties

Not applicable.

Item 33.	Recent Sales of Unregistered Securities

On October 11, 2012, a member of the operating company exchanged 853,464 units of the operating company for an equal number of Class A units of the Registrant pursuant to the terms of the operating agreement of the operating company. No separate cash consideration was paid in connection with this issuance. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

On March 29, 2013, in connection with a capital call made by the Registrant, the Registrant issued 2,237,483 Class A units for aggregate consideration of $1,864,552. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

On March 29, 2013, in connection with a capital call made pursuant to the terms of the operating agreement of the operating company, the operating company issued 265,929 units for $221,604, and the Registrant issued a matching number of Class B units for no additional consideration. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506.

On June 25, 2015, a member of the operating company exchanged 224,279 units of the operating company for an equal number of Class A units of the Registrant pursuant to the terms of the operating agreement of the operating company. No separate cash consideration was paid in connection with this issuance. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

In connection with the formation transactions, we will issue an aggregate of              Class B common shares to certain contributing investors and existing unitholders of the operating company who qualify as accredited investors (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) for an aggregate value of approximately $500,000. The issuance of such securities will be effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.	Indemnification of Directors and Officers

Section 108 of the Delaware Limited Liability Company Act empowers us to indemnify and hold harmless any member or manager or other persons from and against all claims and demands whatsoever, except as set forth in the limited liability company agreement. Our amended and restated limited liability company agreement (the “operating agreement”) includes provisions that indemnify our directors and officers against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any of our directors or officers may be involved, or is threatened to be involved, as a party or otherwise, by reason of being or having been one of our directors or officers. However, our directors and officers shall not be indemnified if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such director or officer is seeking indemnification, the director or officer acted in bad faith or engaged in fraud or willful misconduct.

Our operating agreement also provides that expenses (including legal fees and expenses) incurred by our officers and directors in defending or otherwise participating in any indemnification claim, demand, action, suit or proceeding shall be advanced by us, prior to a final and non-appealable determination that such director and officer is not entitled to be indemnified, upon receipt by us of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately shall be determined that such director or officer is not entitled to be indemnified.

We will enter into indemnification agreements with each of our executive officers, directors and director nominees in which we will agree to indemnify our executive officers, directors and director nominees against all expenses and liabilities, and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding, if they are made or threatened to be made a party to a proceeding by reason of their service to us, unless a court of competent jurisdiction determines that the director or officer acted in bad faith or engaged in fraud or willful misconduct. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 35.	Treatment of Proceeds from Shares Being Registered.

Not applicable.

Item 36.	Financial Statements and Exhibits.

(a) See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b) The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Formation of Registrant

3.2*	Form of Amended and Restated Operating Agreement of the Registrant

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered

10.1*	Form of Operating Agreement for Five Point Operating Company, LLC

10.2*	Form of Operating Agreement for Heritage Fields LLC

10.3*	Form of Registration Rights Agreement by and among the Registrant and the persons named therein

10.4*	Amended and Restated Contribution and Sale Agreement, dated as of July 2, 2015, and amended and restated as of December 17, 2015, by and among the Registrant, Five Point Holdings, Inc., Newhall Intermediary Holding Company, LLC, Newhall Land Development, LLC, The Shipyard Communities, LLC, Heritage Fields LLC, Five Point Communities Management Inc., Five Point Communities, LP and the other parties named therein

10.5*	Form of Tax Receivable Agreement by and among the Registrant and the other parties named therein

10.6*	Incentive Award Plan

10.7*	Form of Indemnification Agreement by and between the Registrant and each of its Directors and Executive Officers

10.8*	Form of Transition Services Agreement by and between the Registrant and Lennar

10.9*	Form of Amended and Restated Development Management Agreement between Heritage Fields LLC and Five Point Communities, LP and Five Point Communities Management, Inc.

10.10*	Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated June 3, 2010, by and between the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.11*	First Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 19, 2012, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.12*	Second Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 1, 2014, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.13*	Interim Lease, dated as of December 3, 2004, by and between the Redevelopment Agency of the City and County of San Francisco and Lennar/BVHP, LLC

10.14*	First Amendment to the Interim Lease, dated as of September 16, 2008, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.15*	Second Amendment to the Interim Lease, dated as of May 31, 2011, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.16*	Third Amendment to the Interim Lease, dated as of November 8, 2013, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.17*	Fourth Amendment to the Interim Lease, dated as of September 1, 2015, by and among the Successor Agency to the Redevelopment Agency of the City and County of San Francisco, HPS Development Co., LP and CP Development Co., LP

10.18*	Purchase and Sale Agreement and Joint Escrow Instructions District 7, dated as of July 2, 2015, by and between Heritage Fields El Toro, LLC and Lennar Homes of California, Inc.

10.19*	Amended and Restated Development Agreement, dated December 27, 2010, by and among The City of Irvine, the Irvine Redevelopment Agency and Heritage Fields El Toro, LLC

10.20*	Second Agreement with City of Irvine as Adjacent Landowner, dated as of November 26, 2013, by and between Heritage Fields El Toro, LLC and the City of Irvine

10.21*	Separation and Distribution Agreement, dated as of December 17, 2015, by and between The Shipyard Communities, LLC and the CPHP Development, LLC

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Deloitte & Touche LLP

23.3*	Consent of Deloitte & Touche LLP

23.4*	Consent of Deloitte & Touche LLP

23.5*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.6*	Consent of John Burns Real Estate Consulting, LLC

24.1*	Power of Attorney (included on the signature page to the Registration Statement)

99.1*	Consent of Rick Beckwitt to be named as Director Nominee

99.2*	Consent of Gary Hunt to be named as Director Nominee

99.3*	Consent of Stuart A. Miller to be named as Director Nominee

*	To be filed by amendment.

Item 37.	Undertakings.

The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, director nominees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, State of California, on             , 2015.

FIVE POINT HOLDINGS, LLC

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and             , or any of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Principal Executive Officer and Director	, 2015
Emile Haddad	(Principal Executive Officer)

/s/ Erik Higgins	Principal Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015

/s/	Director	, 2015
Evan Carruthers

/s/	Director	, 2015
Jon Jaffe

/s/	Director	, 2015
Michael Winer

EXHIBIT INDEX

Exhibit	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Formation of Registrant

3.2*	Form of Amended and Restated Operating Agreement of the Registrant

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered

10.1*	Form of Operating Agreement for Five Point Operating Company, LLC

10.2*	Form of Operating Agreement for Heritage Fields LLC

10.3*	Form of Registration Rights Agreement by and among the Registrant and the persons named therein

10.4*	Amended and Restated Contribution and Sale Agreement, dated as of July 2, 2015, and amended and restated as of December 17, 2015, by and among the Registrant, Five Point Holdings, Inc., Newhall Intermediary Holding Company, LLC, Newhall Land Development, LLC, The Shipyard Communities, LLC, Heritage Fields LLC, Five Point Communities Management, Inc., Five Point Communities, LP and the other parties named therein

10.5*	Form of Tax Receivable Agreement by and among the Registrant and the other parties named therein

10.6*	Incentive Award Plan

10.7*	Form of Indemnification Agreement by and between the Registrant and each of its Directors and Executive Officers

10.8*	Form of Transition Services Agreement by and between the Registrant and Lennar

10.9*	Form of Amended and Restated Development Management Agreement between Heritage Fields LLC and Five Point Communities, LP and Five Point Communities Management, Inc.

10.10*	Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated June 3, 2010, by and between the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.11*	First Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 19, 2012, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.12*	Second Amendment to Disposition and Development Agreement (Candlestick Point and Phase 2 of the Hunters Point Shipyard), dated December 1, 2014, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and CP Development Co., LP

10.13*	Interim Lease, dated as of December 3, 2004, by and between the Redevelopment Agency of the City and County of San Francisco and Lennar/BVHP, LLC

10.14*	First Amendment to the Interim Lease, dated as of September 16, 2008, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.15*	Second Amendment to the Interim Lease, dated as of May 31, 2011, by and between Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.16*	Third Amendment to the Interim Lease, dated as of November 8, 2013, by and between the Successor Agency to the Redevelopment Agency of the City and County of San Francisco and HPS Development Co., LP

10.17*	Fourth Amendment to the Interim Lease, dated as of September 1, 2015, by and among the Successor Agency to the Redevelopment Agency of the City and County of San Francisco, HPS Development Co., LP and CP Development Co., LP

10.18*	Purchase and Sale Agreement and Joint Escrow Instructions District 7, dated as of July 2, 2015, by and between Heritage Fields El Toro, LLC and Lennar Homes of California, Inc.

10.19*	Amended and Restated Development Agreement, dated December 27, 2010, by and among The City of Irvine, the Irvine Redevelopment Agency and Heritage Fields El Toro, LLC

10.20*	Second Agreement with City of Irvine as Adjacent Landowner, dated as of November 26, 2013, by and between Heritage Fields El Toro, LLC and the City of Irvine

10.21*	Separation and Distribution Agreement, dated as of December 17, 2015, by and between The Shipyard Communities, LLC and the CPHP Development, LLC

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Deloitte & Touche LLP

23.3*	Consent of Deloitte & Touche LLP

23.4*	Consent of Deloitte & Touche LLP

23.5*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.6*	Consent of John Burns Real Estate Consulting, LLC

24.1*	Power of Attorney (included on the signature page to the Registration Statement)

99.1*	Consent of Rick Beckwitt to be named as Director Nominee

99.2*	Consent of Gary Hunt to be named as Director Nominee

99.3*	Consent of Stuart A. Miller to be named as Director Nominee

*	To be filed by amendment.